As filed with the Securities and Exchange Commission on January 22, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cambridge Bancorp

(Exact name of registrant as specified in its charter)

Massachusetts	001-38184	04-2777442
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1336 Massachusetts Avenue

Cambridge, MA 02138

(617) 876-5500

(Address and Telephone Number of Principal

Executive Offices) (Zip Code)

Michael F. Carotenuto

Chief Financial Officer

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, MA 02138

(617) 876-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard A. Schaberg, Esq. Les B. Reese, III, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Columbia Square Washington, DC 20004 (202) 637-5600	Gary R. Bronstein, Esq. Edward G. Olifer, Esq. Kilpatrick Townsend & Stockton LLP 607 14th Street, NW, Suite 900 Washington, DC 20005 (202) 508-5800

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $1.00 par value per share	1,579,725	$117,362,681.76	$15,233.68

(1)

Represents the estimated maximum number of shares of Cambridge Bancorp common stock that may be issued upon the completion of the merger described herein. This registration statement also relates to an indeterminate number of shares of Cambridge Bancorp common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rules 457(f)(1) and 457(c) of the Securities Act. The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of Wellesley Bancorp, Inc. common stock (the securities to be converted in the merger) in accordance with Rule 457(c) of the Securities Act as follows: the product of (a) $43.09, the average of the high and low prices per share of Wellesley Bancorp, Inc. common stock on January 17, 2019, as quoted on The NASDAQ Stock Market LLC, multiplied by (b) the sum of (i) 2,599,105, the maximum possible number of shares of Wellesley Bancorp, Inc. common stock that may be exchanged or cancelled in the merger and (ii) 124,559, the maximum number of shares of Wellesley Bancorp, Inc. common stock underlying options that may be exchanged or cancelled in the merger.

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $129.80 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JANUARY 22, 2020

Joint proxy statement/prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On December 5, 2019, the boards of directors of Cambridge Bancorp, or Cambridge, Cambridge’s wholly-owned subsidiary, Cambridge Trust Company, Wellesley Bancorp, Inc., or Wellesley, and Wellesley’s wholly-owned subsidiary, Wellesley Bank, each approved a merger agreement among Cambridge, Cambridge Trust Company, Wellesley and Wellesley Bank pursuant to which (i) Wellesley will merge with and into Cambridge, with Cambridge as the surviving entity, and (ii) Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity.

Wellesley and Cambridge are each holding a special meeting for their respective shareholders to vote on the proposals necessary to complete the merger. The special meeting of Cambridge shareholders will be held at             on             , at             , local time. The special meeting of Wellesley shareholders will be held at             on             , at             , local time.

At the special meeting of Cambridge shareholders, Cambridge shareholders will be asked to consider and vote on (i) a proposal to approve the merger agreement and the other transactions contemplated by the merger agreement, including the issuance of Cambridge common stock in connection with the merger (the “Cambridge merger proposal”), and (ii) a proposal to adjourn the Cambridge special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Cambridge merger proposal (the “Cambridge adjournment proposal”). Approval of the merger proposal requires the affirmative vote of holders of at least two-thirds of the shares of Cambridge common stock entitled to vote at the special meeting of Cambridge shareholders. Approval of the Cambridge adjournment proposal requires the affirmative vote of at least a majority of the votes cast, in person or represented by proxy, at the special meeting. The board of directors of Cambridge recommends that all Cambridge shareholders vote “FOR” the Cambridge merger proposal and “FOR” the Cambridge adjournment proposal.

At the special meeting of Wellesley shareholders, Wellesley shareholders will be asked to consider and vote on (i) a proposal to approve the merger agreement (the “Wellesley merger proposal”), (ii) a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Wellesley in connection with the merger (the “advisory proposal on specified compensation”), and (iii) a proposal to adjourn the Wellesley special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the Wellesley merger proposal (the “Wellesley adjournment proposal”). Approval of the Wellesley merger proposal requires the affirmative vote of the holders of a majority of the shares of Wellesley common stock outstanding and entitled to vote on the proposal. Approval of each of the advisory proposal on specified compensation and the Wellesley adjournment proposal requires the affirmative vote of a majority of the votes cast on the proposal. The board of directors of Wellesley recommends that all Wellesley shareholders vote “FOR” the Wellesley merger proposal, “FOR” the advisory proposal on specified compensation and “FOR” the Wellesley adjournment proposal.

If the merger is completed, Wellesley shareholders will receive 0.580 shares of Cambridge common stock for each share of Wellesley common stock they own on the effective date of the merger. Wellesley shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.

As described in more detail elsewhere in this joint proxy statement/prospectus, under the terms of the merger agreement, if the ratio of (i) the average closing price of Cambridge common stock over the 20 consecutive full trading days prior to, and including, the 10th day before the closing of the merger to (ii) the closing price of Cambridge common stock on the last trading day preceding the first public announcement of the merger is both (1) less than 80% and (2) 20 percentage points less than the comparable ratio for the NASDAQ Bank Index, Wellesley would have a right to terminate the merger agreement, unless Cambridge elects to increase the exchange ratio such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering this termination right, which would result in additional shares of Cambridge common stock being issued. The closing price of Cambridge common stock on December 4, 2019, the last trading day preceding the first public announcement of the merger, was $76.36 per share. In order for this termination right to be triggered, the average closing price of Cambridge common stock over the measurement period will need to be less than $61.09 per share and Cambridge common stock will need to have underperformed the NASDAQ Bank Index over the measurement period by at least 20 percentage points.

The precise consideration that Wellesley shareholders will receive will not be known at the time that Wellesley shareholders vote on the merger proposal. On December 4, 2019, which was the last trading day preceding the public announcement of the proposed merger, the closing price of Cambridge common stock was $76.36 per share, which after giving effect to the exchange ratio has an implied value of $44.29 per Wellesley share. On            , 2020, which was the most recent practicable trading day before the printing of this joint proxy statement/prospectus, the closing price of Cambridge common stock was $        per share, which after giving effect to the exchange ratio, has an implied value of approximately $        per Wellesley share.

The market price of Cambridge common stock will fluctuate between now and the closing of the merger. We urge you to obtain current market quotations for Cambridge common stock before you vote. Cambridge common stock is listed on the NASDAQ Stock Market (“NASDAQ”) under the symbol “CATC”. Wellesley’s stock is listed on NASDAQ under the symbol “WEBK”.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend your company’s shareholder meeting, please take the time to vote by completing and mailing the enclosed proxy card as soon as possible to make sure your shares are represented at the shareholder meeting, or you may submit your proxy by telephone or through the Internet as described on the enclosed instructions. If you submit a properly signed proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” each of the proposals being voted on at your company’s shareholder meeting. The failure to vote by submitting your proxy or attending your company’s shareholder meeting and voting in person will have the same effect as a vote against the merger proposal.

This document serves as the joint proxy statement for the special meeting of Cambridge and the special meeting of Wellesley, as well as the prospectus for the shares of Cambridge common stock to be issued in connection with the merger, and describes the shareholder meetings, the merger, the documents related to the merger and other related matters. We encourage you to read this joint proxy statement/prospectus in its entirety, including the documents attached as appendices and the section titled “Risk Factors” beginning on page 37.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the securities to be issued in the merger or determined if the attached joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of Cambridge common stock to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state government or governmental agency.

This joint proxy statement/prospectus is dated            , 2020, and is first being mailed to Cambridge shareholders and Wellesley shareholders on or about            , 2020.

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, Massachusetts 02138

(617) 876-5500

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [    ]

A special meeting of shareholders of Cambridge Bancorp, or Cambridge, will be held at            on            , at            , local time, to consider and vote upon the following matters:

1.

a proposal to approve the Agreement and Plan of Merger (the “merger agreement”), by and among Cambridge Bancorp, or Cambridge, Cambridge Trust Company, a Massachusetts-chartered trust company and wholly-owned subsidiary of Cambridge, Wellesley Bancorp, Inc., or Wellesley, and Wellesley’s wholly-owned subsidiary, Wellesley Bank, dated as of December 5, 2019, pursuant to which (i) Wellesley will merge with and into Cambridge, with Cambridge as the surviving entity, and (ii) Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity, and the other transactions contemplated thereby, including the issuance of Cambridge common stock, par value $1.00 per share, in connection with the proposed merger (the “merger proposal”); and

2.

a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger proposal (the “adjournment proposal”).

The merger agreement and proposed merger are more fully described in the attached joint proxy statement/prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Annex A to the attached joint proxy statement/prospectus.

The board of directors of Cambridge has established the close of business on            , 2020 as the record date for the special meeting. Only record holders of Cambridge common stock as of the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of that meeting. A list of shareholders entitled to vote at the special meeting will be available for inspection at the special meeting and before the special meeting, during the period beginning two business days after notice of the meeting is given and upon written request by any Cambridge shareholder. The affirmative vote of holders of at least two-thirds of the shares of Cambridge common stock entitled to vote at the special meeting of Cambridge shareholders is required to approve the merger proposal. The affirmative vote of at least a majority of the votes cast, in person or represented by proxy, at the special meeting is required to approve the adjournment proposal.

Your vote is important, regardless of the number of shares that you own. Please complete, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope or vote by submitting a proxy through the Internet or by telephone as described on the enclosed instructions. Voting by proxy will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished to you by such record holder with these materials. The failure to vote by submitting your proxy or attending Cambridge’s shareholder meeting and voting in person will have the same effect as a vote against the merger proposal.

The Cambridge board of directors recommends that you vote “FOR” each of the proposals.

By Order of the Board of Directors,

Michael Carotenuto

Corporate Secretary

Cambridge, Massachusetts

            , 2020

Wellesley Bancorp, Inc.

100 Worcester Street, Suite 300

Wellesley, Massachusetts 02481

(781) 235-2550

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [    ]

A special meeting of shareholders of Wellesley Bancorp, Inc., or Wellesley, will be held at            on            , at            , local time, to consider and vote upon the following matter:

1.

a proposal to approve the Agreement and Plan of Merger (the “merger agreement”), by and among Cambridge Bancorp, or Cambridge, Cambridge Trust Company, a Massachusetts-chartered trust company and wholly-owned subsidiary of Cambridge, Wellesley Bancorp, Inc., or Wellesley, and Wellesley’s wholly-owned subsidiary, Wellesley Bank, dated as of December 5, 2019, pursuant to which (i) Wellesley will merge with and into Cambridge, with Cambridge as the surviving entity, and (ii) Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity (the “merger proposal”);

2.

a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Wellesley in connection with the merger (the “advisory proposal on specified compensation”); and

3.

a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement (the “adjournment proposal”).

The merger agreement and proposed merger are more fully described in the attached joint proxy statement/prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Annex A to the attached joint proxy statement/prospectus.

The board of directors of Wellesley has established the close of business on            , 2020 as the record date for the special meeting. Only record holders of Wellesley common stock as of the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of that meeting. A list of shareholders entitled to vote at the special meeting will be available for inspection at the special meeting and before the special meeting, during the period beginning two business days after notice of the meeting is given and upon written request by any Wellesley shareholder. The affirmative vote of the holders of a majority of the shares of Wellesley common stock outstanding and entitled to vote on the proposal is required to approve the merger proposal. The affirmative vote of a majority of votes cast on the proposal is required to approve the advisory proposal on specified compensation and the adjournment proposal.

Your vote is important, regardless of the number of shares that you own. Please complete, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope or vote by submitting a proxy through the Internet or by telephone as described on the enclosed instructions. Voting by proxy will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished to you by such record holder with these materials. The failure to vote by submitting your proxy or attending Wellesley’s shareholder meeting and voting in person will have the same effect as a vote against the merger proposal.

The Wellesley board of directors recommends that you vote “FOR” each of the proposals.

By Order of the Board of Directors,

Michael W. Dvorak

Corporate Secretary

Wellesley, Massachusetts

            , 2020

WELLESLEY SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES AT THIS TIME. YOU WILL BE SENT SEPARATE INSTRUCTIONS ABOUT HOW TO RECEIVE THE MERGER CONSIDERATION AND THE SURRENDER OF YOUR STOCK CERTIFICATES.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Cambridge and Wellesley from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Cambridge Bancorp 78 Blanchard Road, 5th Floor Burlington, Massachusetts 01803 Attention: Michael F. Carotenuto Chief Financial Officer (617) 520-5543 https://www.cambridgetrust.com	Wellesley Bancorp, Inc. 100 Worcester Street, Suite 300 Wellesley, Massachusetts 02481 Attention: Michael W. Dvorak CFO, COO (781) 489-7606 www.wellesleybank.com

To obtain timely delivery, you must request the information no later than,            2020.

For a more detailed description of the information incorporated by reference into the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 146.

The accompanying joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the joint proxy statement/prospectus, including any documents incorporated by reference into the joint proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the other meeting matters or the joint proxy statement/prospectus, or need assistance voting your shares, please contact the appropriate company representative, at the address or telephone number listed below:

Cambridge Bancorp Michael F. Carotenuto Chief Financial Officer 78 Blanchard Road, 5th Floor Burlington, Massachusetts 01803 (617) 520-5520	Wellesley Bancorp, Inc. Michael W. Dvorak CFO, COO 100 Worcester Street, Suite 300 Wellesley, Massachusetts 02481 (781) 489-7606

Please do not send your stock certificates at this time. You will be sent separate instructions regarding the surrender of your stock certificates.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 (Registration Statement No. 333-            ) filed by Cambridge with the SEC, constitutes a prospectus of Cambridge for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Cambridge common stock to be issued to Wellesley shareholders in exchange for shares of Wellesley common stock pursuant to the merger agreement, as such agreement may be amended or modified from time to time. This joint proxy statement/prospectus also constitutes a proxy statement for Cambridge and for Wellesley. In addition, it constitutes a notice of special meeting with respect to the special meeting of Cambridge shareholders and the special meeting of Wellesley shareholders.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated            , 2020, and you should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date (or, in the case of documents incorporated by reference, their respective dates). Neither the mailing of this joint proxy statement/prospectus to Cambridge’s shareholders or Wellesley’s shareholders nor the issuance by Cambridge of shares of Cambridge common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Cambridge has been provided by Cambridge and information contained in this joint proxy statement/prospectus regarding Wellesley has been provided by Wellesley.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the shareholder meetings. These questions and answers may not address all questions that may be important to you as a shareholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire joint proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

The boards of directors of Cambridge, Cambridge Trust Company, Wellesley and Wellesley Bank have each approved the merger of (i) Wellesley with and into Cambridge and (ii) Wellesley Bank with and into Cambridge Trust Company, under the terms of the merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. In order to complete the merger, Cambridge shareholders and Wellesley shareholders must approve the merger agreement and Cambridge shareholders must approve the share issuance in connection with the merger. Each of Cambridge and Wellesley will hold a special meeting of shareholders to obtain this approval. This joint proxy statement/prospectus contains important information about the merger, the merger agreement, the shareholder meetings of Cambridge and Wellesley and other related matters, and you should read it carefully. The enclosed voting materials for each shareholder meeting allow you to vote your shares of common stock without attending your company’s shareholder meeting in person.

This document is both a joint proxy statement of Cambridge and Wellesley and a prospectus of Cambridge. It is a joint proxy statement because the board of directors of both Cambridge and Wellesley are soliciting proxies from their respective shareholders. Your proxy will be used at your respective shareholder meeting or at any adjournment or postponement of that shareholder meeting. It is also a prospectus because Cambridge will issue Cambridge common stock to Wellesley shareholders as consideration in the merger, and this prospectus contains information about that common stock.

Q:	What will happen in the merger?

A:

In the proposed transactions: (i) Wellesley will merge with and into Cambridge, with Cambridge as the surviving entity, and (ii) Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity.

Q:	What will I receive in the merger?

A:	Cambridge Shareholders. Cambridge shareholders will continue to hold their existing shares. Following the merger, Cambridge common stock will continue to trade on NASDAQ under the symbol “CATC”.

Wellesley Shareholders. If the merger is completed, Wellesley shareholders will be entitled to receive 0.580 shares of Cambridge common stock for each outstanding share of Wellesley common stock held at the time of the merger and cash in lieu of fractional shares as described below.

The value of the stock consideration is dependent upon the value of Cambridge common stock and therefore will fluctuate with the market price of Cambridge common stock. Accordingly, any change in the price of Cambridge common stock prior to the merger will affect the market value of the stock consideration that Wellesley shareholders may receive upon the closing of the merger.

Q:	Will Wellesley shareholders receive any fractional shares of Cambridge common stock as part of the merger consideration?

A:

No. Cambridge will not issue any fractional shares of Cambridge common stock in the merger. Instead, Cambridge will pay Wellesley shareholders the cash value of a fractional share (without interest) in an amount determined by multiplying the fractional share interest to which such shareholder would otherwise be entitled by the average of the closing sales prices of one share of Cambridge common stock on NASDAQ for the five trading days ending on the third business day immediately preceding the closing date, rounded to the nearest whole cent.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Wellesley common stock?

A:

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Accordingly, Wellesley shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the conversion of shares of Wellesley common stock into shares of Cambridge common stock, except that such holders will recognize gain or loss to the extent such holders receive cash in lieu of any fractional share of Cambridge common stock that a Wellesley shareholder would otherwise be entitled to receive. See “The Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 104.

Q:	What will happen to Wellesley’s stock options in the merger?

A:

Pursuant to the terms of the merger agreement, each option to purchase shares of Wellesley common stock, whether vested or unvested, that is outstanding as of immediately prior to the effective time of the merger will be cancelled at the effective time of the merger. In exchange for the cancellation of each option, the holder of such option will receive a cash amount equal to the product of (x) the number of shares of Wellesley common stock subject to such option at the effective time multiplied by (y) the excess of the “per share consideration” (as defined in the merger agreement) over the exercise price per share of such option, less applicable taxes and withholdings and without interest. In the event that the exercise price of an option is equal to or greater than the “per share consideration,” then the option will be cancelled in exchange for no consideration. See “The Merger Agreement—Treatment of Stock Options” beginning on page 111.

Q:	What will happen to Wellesley’s restricted stock awards in the merger?

A:

For Wellesley shareholders, pursuant to the terms of the merger agreement, any vesting restrictions on each share of restricted stock outstanding immediately prior to the effective time of the merger will automatically lapse and each share of restricted stock will be treated as an issued and outstanding share of Wellesley common stock. See “The Merger Agreement—Treatment of Restricted Stock Awards” beginning on page 111.

Q:	Will Wellesley shareholders be able to trade the shares of Cambridge common stock that they receive in the merger?

A:

If you are a Wellesley shareholder, you may freely trade the shares of Cambridge common stock issued in the merger, unless you are an “affiliate” of Cambridge as defined by Rule 144 under the Securities Act. Affiliates consist of individuals or entities that control, are controlled by or are under the common control with Cambridge, and include the executive officers and directors of Cambridge after the merger and may include significant shareholders of Cambridge.

Q:	What are the conditions to completion of the merger?

A:

The obligations of Cambridge and Wellesley to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and tax opinions, the approval of the merger agreement by the shareholders of both Wellesley and Cambridge, including the approval by Cambridge shareholders of the issuance of Cambridge common stock in connection with the merger.

Q:	When do you expect the merger to be completed?

A:

We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including obtaining required regulatory approvals and the required approvals by Cambridge and Wellesley shareholders at their respective shareholder meetings. While we expect the merger to be completed in the second quarter of 2020, we cannot assure you of the actual timing.

Q:	What shareholder approvals are required to complete the merger?

A:

The merger cannot be completed unless (1) the holders of at least two-thirds of the shares of Cambridge common stock entitled to vote at the special meeting of Cambridge shareholders vote to approve the merger agreement, including the issuance of Cambridge common stock in connection with the merger, and (2) the holders of a majority of the shares of Wellesley common stock outstanding and entitled to vote at the special meeting of Wellesley shareholders vote to approve the merger agreement.

Q:	Are there any shareholders already committed to voting in favor of the merger agreement?

A:

Yes. Each of the directors of Cambridge and Wellesley and certain executive officers of Cambridge and Wellesley have entered into voting agreements requiring each of them to vote all of their respective shares of Cambridge or Wellesley common stock, respectively, owned by such person in favor of approval of the merger agreement. As of the record date: (i) these Cambridge directors and executive officers held            shares of Cambridge common stock, which represented approximately            % of the outstanding shares of Cambridge common stock; and (ii) these Wellesley directors and executive officers held            shares of Wellesley common stock, which represented approximately            % of the outstanding shares of Wellesley common stock.

Q:	When and where are the shareholder meetings?

A:	The special meeting of Cambridge shareholders will be held at on , at , local time. The special meeting of Wellesley shareholders will be held at on , at , local time.

Q:	What will happen at the shareholder meetings?

A:

At the Cambridge shareholder meeting, Cambridge shareholders will consider and vote on the proposal to approve the merger agreement and the transactions contemplated thereby, including the issuance of Cambridge common stock in connection with the merger. If, at the time of the Cambridge shareholder meeting, there are insufficient votes for the shareholders to approve the merger agreement and the transactions contemplated thereby, including the issuance of Cambridge common stock in connection with the merger, you may be asked to consider and vote on a proposal to adjourn such shareholder meeting, so that additional proxies may be collected.

At the Wellesley shareholder meeting, Wellesley shareholders will consider and vote on the proposal to approve the merger agreement and to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Wellesley in connection with the merger. If, at the time of the Wellesley shareholder meeting, there are insufficient votes for the shareholders to approve the merger agreement, you may be asked to consider and vote on a proposal to adjourn such shareholder meeting, so that additional proxies may be collected.

Q:	Who is entitled to vote at the Cambridge shareholder meeting?

A:

All holders of Cambridge common stock who held shares at the close of business on            , 2020, which is the record date for the special meeting of Cambridge shareholders, are entitled to receive notice of and to vote at the Cambridge special meeting. Each holder of Cambridge common stock is entitled to one vote for each share of Cambridge common stock owned as of the record date.

Q:	Who is entitled to vote at the Wellesley shareholder meeting?

A:

All holders of Wellesley common stock who held shares at the close of business on            , 2020, which is the record date for the special meeting of Wellesley shareholders, are entitled to receive notice of and to vote at the Wellesley special meeting. Each holder of Wellesley common stock is entitled to one vote for each share of Wellesley common stock owned as of the record date.

Q:	What constitutes a quorum for each shareholder meeting?

A:	The quorum requirement for each company’s shareholder meeting is the presence in person or by proxy of a majority of the total number of outstanding shares of common stock entitled to vote.

Q:	How do the boards of directors of Cambridge and Wellesley recommend I vote?

A:	After careful consideration, the Cambridge board of directors recommends that all Cambridge shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal, if necessary.

After careful consideration, the Wellesley board of directors recommends that all Wellesley shareholders vote “FOR” the merger proposal, “FOR” the advisory proposal on specified compensation and “FOR” the adjournment proposal, if necessary.

Q:	Are there any risks that I should consider in deciding whether to vote for approval of the merger agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the section in this joint proxy statement/prospectus entitled “Risk Factors,” beginning on page 37, as well as the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section of this joint proxy statement/prospectus entitled “Information Regarding Forward-Looking Statements” on page 45.

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in or incorporated by reference into this joint proxy statement/prospectus, including its annexes. It contains important information about the merger, the merger agreement, Cambridge, Cambridge Trust Company, Wellesley, and Wellesley Bank. After you have read and considered this information, you should complete and sign your proxy card and return it in the enclosed postage-paid envelope as soon as possible so that your shares will be represented and voted at you the shareholder meeting.

Q:	How may I vote my shares for the shareholder meeting proposals presented in this joint proxy statement/prospectus?

A:

You may vote by completing, signing, dating and returning the proxy card in the enclosed postage-paid envelope as soon as possible, or via telephone or the Internet as described on the enclosed instructions. This will enable your shares to be represented and voted at your company’s shareholder meeting. If you attend the meeting, you may deliver your completed proxy card in person or may vote by completing a ballot that will be available at the meeting. If your shares are registered in “street name” in the name of a broker or other nominee and you wish to vote in person at the meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at your company’s meeting.

Q:	How will my shares be represented at my company’s shareholder meeting?

A:

At the shareholder meetings for each of Cambridge and Wellesley, the individuals named in your proxy card will vote your shares in the manner you requested if you properly signed and submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares at your company’s shareholder meeting, your proxy will be voted: (1) “FOR” the merger proposal, (2) “FOR” the advisory proposal on specified compensation (solely in connection with the Wellesley shareholder meeting) and (3) “FOR” the approval of the adjournment of your company’s shareholder meeting, if necessary, to solicit additional proxies if there are insufficient votes to approve the merger agreement at the time of the shareholder meeting.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:

No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this joint proxy statement/prospectus.

Q:	As a participant in the Wellesley Bank Employee Stock Ownership Plan or the Wellesley Bank Employee 401(k) Plan, how do I vote shares allocated to me under the plan?

A:

If you participate in the Wellesley Bank Employee Stock Ownership Plan, or ESOP, or if you invest in Wellesley common stock through the Wellesley Bank Employee 401(k) Plan, or 401(k) plan, you will receive a voting instruction form for the plans in which you participate that reflects all shares you may direct the trustee to vote on your behalf under such plans. Under the terms of the ESOP, all allocated shares of Wellesley common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Wellesley common stock held by the ESOP and allocated shares for which it does not receive timely voting instructions in a manner calculated to most accurately reflect the instructions the ESOP trustee receives from participants regarding the shares of common stock deemed allocated to their accounts, subject to the exercise of the trustee’s fiduciary duties. Under the terms of the 401(k) Plan, a participant may direct the stock fund trustee how to vote the shares credited to his or her account. The stock fund trustee will vote all shares for which timely voting instructions are not received in the same proportion as shares for which the trustees received voting instructions.

Q:	What if I fail to submit my proxy card?

A:

If you fail to properly submit your proxy card, and you do not attend your company’s shareholder meeting and vote your shares in person, your shares will not be voted. At the special meeting of Cambridge shareholders, this will have the same effect as a vote “AGAINST” the merger proposal, but will have no impact on the outcome of the adjournment proposal. At the special meeting of Wellesley shareholders, this will have the same effect as a vote “AGAINST” the merger proposal, but will have no impact on the outcome of the advisory proposal on specified compensation and the adjournment proposal.

Q:	Can I attend the shareholder meeting and vote my shares in person?

A:

Yes. Although the Cambridge and Wellesley boards of directors request that you return the proxy card accompanying this joint proxy statement/prospectus, all shareholders are invited to attend their company’s shareholder meeting. Cambridge shareholders of record on            , 2020 can vote in person at the special meeting of Cambridge shareholders. Wellesley shareholders of record on            , 2020 can vote in person at the special meeting of Wellesley shareholders.

Q:	Can I change my vote after I have submitted my proxy?

A:

Yes. If you do not hold your shares in “street name,” there are three ways you can change your vote at any time after you have submitted your proxy and before your proxy is voted at the shareholder meeting:

•	you may deliver a written notice bearing a date later than the date of your proxy card to the company’s Secretary at the address listed below, stating that you revoke your proxy;

•	you may submit a new signed proxy card bearing a later date; or

•	you may attend the respective shareholder meeting and vote in person, although attendance at the shareholder meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to the appropriate company at:

Cambridge Bancorp 78 Blanchard Road, 5th Floor Burlington, Massachusetts 01803 Attention: Michael F. Carotenuto	Wellesley Bancorp, Inc. 100 Worcester Street, Suite 300 Wellesley, Massachusetts 02481 Attention: Michael W. Dvorak

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your voting instructions.

Q:	What if I hold stock of both Cambridge and Wellesley?

A:

If you hold shares of both Cambridge and Wellesley, you will receive two separate packages of proxy materials. A vote as a Wellesley shareholder for the merger proposal or any other proposals to be considered at the Wellesley special meeting will not constitute a vote as a Cambridge shareholder for the merger proposal or any other proposals to be considered at the Cambridge special meeting, and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from Cambridge or Wellesley, or vote via the Internet or by telephone.

Q:	What happens if I sell my shares of Wellesley common stock after the record date but before the shareholder meeting?

A:

If you are a Wellesley shareholder and you sell or otherwise transfer your shares of Wellesley common stock after the record date, but before the date of the Wellesley shareholder meeting, you will retain your right to vote at the shareholder meeting, but you will not have the right to receive the merger consideration to be received by Wellesley shareholders in the merger. In order to receive the merger consideration, a Wellesley shareholder must hold his or her shares through completion of the merger.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:

If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the shareholder meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Do I need to do anything with my shares of Wellesley common stock now?

A:

No. After the effective time of the merger, Wellesley shareholders will receive a letter of transmittal and instructions for surrendering their stock certificates. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card.

Q:	Am I entitled to exercise appraisal rights?

A:	No. Neither Cambridge shareholders nor Wellesley shareholders will be entitled to appraisal rights.

Q:	Where can I find more information about the companies?

A:	You can find more information about Cambridge and Wellesley from the various sources described under “Where You Can Find More Information” beginning on page 146.

Q:	Whom should I call with questions?

A:

If you have any questions concerning the merger, the other meeting matters or the joint proxy statement/prospectus, or need assistance voting your shares please contact the appropriate company representative, at the address or telephone number listed below:

Cambridge Bancorp Michael F. Carotenuto Chief Financial Officer 78 Blanchard Road, 5th Floor Burlington, Massachusetts 01803 (617) 520-5520	Wellesley Bancorp, Inc. Michael W. Dvorak CFO, COO 100 Worcester Street, Suite 300 Wellesley, Massachusetts 02481 (781) 489-7606

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which this joint proxy statement/prospectus refers in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” beginning on page 146. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (Page 47)

Cambridge Bancorp

Cambridge is a federally registered bank holding company headquartered in Cambridge, Massachusetts and was incorporated as a Massachusetts corporation in 1983. Cambridge is the parent company of Cambridge Trust Company, a Massachusetts trust company formed in 1890.

Cambridge Trust Company

Cambridge Trust Company is a commercial bank regulated by the Massachusetts Division of Banks (the “MDB”) and the Federal Deposit Insurance Corporation (the “FDIC”). Cambridge Trust Company has approximately $2.8 billion in assets and 16 banking offices in Massachusetts and New Hampshire.

Cambridge Trust Company operates 16 full-service private banking offices in Eastern Massachusetts and New Hampshire. Cambridge Trust Company is engaged principally in the business of attracting deposits from the public and investing those deposits. Cambridge Trust Company invests those funds in various types of loans, including residential and commercial real estate, and a variety of commercial and consumer loans, and also invests its deposits and borrowed funds in investment securities. Cambridge Trust Company has two wholly-owned Massachusetts security corporations, CTC Security Corporation and CTC Security Corporation III, for this purpose. Deposits at Cambridge Trust Company are insured by the FDIC for the maximum amount permitted by FDIC Regulations. As a private bank, Cambridge Trust Company focuses on four core services that center around client needs. Its core services include Wealth Management, Commercial Banking, Residential Lending and Personal Banking. Cambridge Trust Company’s customers consist primarily of consumers and small- and medium-sized businesses in these communities and surrounding areas throughout Massachusetts and New Hampshire. Cambridge Trust Company’s Wealth Management Group has five offices, two in Boston, Massachusetts and three in New Hampshire in Concord, Manchester, and Portsmouth. The Wealth Management Group offers comprehensive investment management, as well as trust administration, estate settlement, and financial planning services. Cambridge’s wealth management clients value personal service and depend on the commitment and expertise of its experienced banking, investment, and fiduciary professionals. As of September 30, 2019, Cambridge had assets under management and administration of approximately $3.3 billion.

Cambridge Trust Company operates in Eastern Massachusetts and Southern New Hampshire. Its primary lending market includes Middlesex and Suffolk Counties in Massachusetts. Cambridge Trust Company benefits from the presence of numerous institutions of higher learning, medical care and research centers, a vibrant innovation economy in life sciences and technology, and the corporate headquarters of several significant financial service companies within the Boston area. Eastern Massachusetts also has many high technology companies employing personnel with specialized skills. These factors affect the demand for wealth management services, residential homes, multi-family apartments, office buildings, shopping centers, industrial warehouses, and other commercial properties.

Cambridge Trust Company’s lending area is primarily an urban market area with a substantial number of one-to-four unit residential properties, some of which are non-owner occupied, as well as apartment buildings, condominiums, office buildings, and retail space. As a result, its loan portfolio contains a significantly greater number of multi-family and commercial real estate loans compared to institutions that operate in non-urban markets. Cambridge Trust Company’s market area is located largely in the Boston-Cambridge-Quincy, Massachusetts/New Hampshire Metropolitan Statistical Area.

At September 30, 2019, Cambridge had $2.8 billion in assets, $2.4 billion in deposits and $243 million of shareholders’ equity.

Cambridge’s principal executive offices are located at 1336 Massachusetts Avenue, Cambridge, Massachusetts 02138, its phone number is (617) 520-5520 and its website is www.cambridgetrust.com. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

Wellesley Bancorp, Inc.

Wellesley was incorporated in September 2011 to be the holding company for Wellesley Bank following Wellesley Bank’s conversion from the mutual to stock form of ownership. On January 25, 2012, the conversion was completed and Wellesley Bank became the wholly-owned subsidiary of the Wellesley. Also on that date, Wellesley sold and issued 2,407,151 shares of its common stock at a price of $10.00 per share, through which Wellesley received net offering proceeds of $21.2 million. Wellesley’s principal business activity is the ownership of the outstanding shares of common stock of Wellesley Bank. Wellesley does not own or lease any property, but instead uses the premises, equipment and other property of Wellesley Bank, with the payment of appropriate rental fees, as required by applicable laws and regulations, under the terms of an expense allocation agreement entered into with Wellesley Bank.

At September 30, 2019, Wellesley had $985.9 million in assets, $758.7 million in deposits and $71.8 million of shareholders’ equity.

Wellesley Bank

Founded in 1911, Wellesley Bank is a Massachusetts chartered cooperative bank headquartered in Wellesley, Massachusetts. Wellesley Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its primary market areas of Wellesley, Newton, Needham, Cambridge, Boston and the surrounding communities. Wellesley Bank attracts deposits from the general public and uses those funds to originate primarily residential mortgage loans, commercial real estate loans and construction loans, commercial business loans, and, to a lesser extent, home equity lines of credit and other consumer loans. Wellesley Bank conducts its lending and deposit activities primarily with individuals and small businesses in its primary market areas. In addition, it also provides investment management services for high net worth individuals, families, businesses, private partnerships, nonprofit organizations, foundations and trusts through its wholly-owned subsidiary, Wellesley Investment Partners, LLC, a registered investment advisor.

Wellesley Bank’s and Wellesley’s executive offices are located at 100 Worcester Street, Suite 300, Wellesley, Massachusetts 02481 and its telephone number is (781) 235-2550.

Wellesley Bank’s website address is www.wellesleybank.com. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

The Special Meeting of Shareholders of Cambridge

Date, Time and Place of the Special Meeting (Page 49)

Cambridge will hold its special meeting of shareholders at the            on            , at            , local time.

Purpose of the Special Meeting (Page 49)

At the special meeting, you will be asked to vote on proposals to:

1.	approve the merger agreement and the transactions contemplated by the merger agreement, including the issuance of Cambridge common stock in connection with the merger; and

2.	approve one or more adjournments of the special meeting, if necessary.

Recommendation of Cambridge Board of Directors (Page 49)

The Cambridge board of directors recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Record Date; Outstanding Shares; Shares Entitled to Vote (Page 49)

Only holders of record of Cambridge common stock at the close of business on the record date of            , 2020 are entitled to notice of and to vote at the special meeting. As of the record date, there were            shares of Cambridge common stock outstanding, held of record by approximately            shareholders.

Quorum; Vote Required (Page 50)

A quorum of Cambridge shareholders is necessary to hold a valid meeting. If the holders of at least majority of the total number of shares of Cambridge common stock entitled to vote are present in person or represented by proxy at the special meeting, a quorum will exist. Abstentions will be counted for purposes of determining whether a quorum is present.

The affirmative vote of at least two-thirds of the shares of Cambridge common stock entitled to vote at the special meeting of Cambridge shareholders is required to approve the merger proposal. The affirmative vote of at least a majority of the votes cast, in person or represented by proxy, at the special meeting is required to approve the adjournment proposal.

Share Ownership of Management; Voting Agreements (Page 50)

As of the record date, the directors and executive officers of Cambridge collectively owned            shares of Cambridge common stock, or approximately     % of Cambridge’s outstanding shares.

Each of the directors and certain executive officers of Cambridge have entered into voting agreements, requiring each of them to vote all of their shares of Cambridge common stock beneficially owned by such person in favor of approval of the merger agreement. As of the record date, these directors and executive officers held            shares of Cambridge common stock, which represented approximately    % of the outstanding shares of Cambridge common stock.

The Special Meeting of Shareholders of Wellesley

Date, Time and Place of the Special Meeting (Page 55)

Wellesley will hold its special meeting of shareholders at the            on            , at            , local time.

Purpose of the Special Meeting (Page 55)

At the special meeting, you will be asked to vote on proposals to:

1.	approve the merger agreement;

2.	a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Wellesley in connection with the merger; and

3.	approve one or more adjournments of the special meeting, if necessary.

Recommendation of Wellesley Board of Directors (Page 55)

The Wellesley board of directors recommends that you vote “FOR” the merger proposal, “FOR” the advisory proposal on specified compensation, and “FOR” the adjournment proposal.

Record Date; Outstanding Shares; Shares Entitled to Vote (Page 55)

Only holders of record of Wellesley common stock at the close of business on the record date of            , 2020 are entitled to notice of and to vote at the special meeting. As of the record date, there were            shares of Wellesley common stock outstanding, held of record by approximately            shareholders.

Quorum; Vote Required (Page 56)

A quorum of Wellesley shareholders is necessary to hold a valid meeting. If the holders of at least majority of the total number of shares of Wellesley common stock entitled to be cast are present in person or represented by proxy at the special meeting, a quorum will exist. Abstentions will be counted for purposes of determining whether a quorum is present.

The affirmative vote of a majority of the shares of Wellesley common stock outstanding and entitled to vote at the special meeting is required to approve the merger proposal. The affirmative vote of a majority of votes cast on the proposal is required to approve the advisory proposal on specified compensation and the adjournment proposal.

Share Ownership of Management; Voting Agreements (Page 56)

As of the record date, the directors and executive officers of Wellesley collectively owned            shares of Wellesley common stock, or approximately % of Wellesley’s outstanding shares.

Each of the directors and certain executive officers of Wellesley have entered into voting agreements, requiring each of them to vote all of their shares of Wellesley common stock beneficially owned by such person in favor of approval of the merger agreement. As of the record date, these directors and executive officers held            shares of Wellesley common stock, which represented approximately    % of the outstanding shares of Wellesley common stock.

The Merger and the Merger Agreement

The proposed merger is of (i) Wellesley with and into Cambridge and (ii) Wellesley Bank with and into Cambridge Trust Company, with Cambridge and Cambridge Trust Company as the surviving entities following the merger. The merger agreement is attached to this joint proxy statement/prospectus as Annex A. Please carefully read the merger agreement as it is the legal document that governs the transactions.

Structure of the Merger (Page 109)

In the proposed merger, (i) Wellesley will merge with and into Cambridge and (ii) Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge and Cambridge Trust Company surviving the merger. Shares of Cambridge will continue to trade on NASDAQ with the NASDAQ trading symbol “CATC”. Upon completion of the merger, the separate existences of Wellesley and Wellesley Bank will terminate.

Consideration to be Received in the Merger (Page 110)

Upon completion of the merger, each outstanding share of Wellesley common stock will be converted into the right to receive 0.580 shares of Cambridge common stock. No fractional shares of Cambridge common stock will be issued to any holder of Wellesley common stock upon completion of the merger. For each fractional share that would otherwise be issued, Cambridge will pay each shareholder cash (without interest) in an amount determined by multiplying the fractional share interest to which such shareholder would otherwise be entitled by the average of the closing sales prices of one share of Cambridge common stock on NASDAQ for the five trading days ending on the third business day immediately preceding the effective time, rounded to the nearest whole cent.

Treatment of Stock Options and Restricted Stock Awards (Page 111)

Pursuant to the terms of the merger agreement, each option to purchase shares of Wellesley common stock, whether vested or unvested, that is outstanding as of immediately prior to the effective time of the merger will be cancelled at the effective time of the merger. In exchange for the cancellation of each option, the holder of such option will receive a cash amount equal to the product of (x) the number of shares of Wellesley common stock subject to such option at the effective time multiplied by (y) the excess of the “per share consideration” over the exercise price per share of such option, less applicable taxes and withholdings and without interest. In the event that the exercise price of an option is equal to or greater than the per share consideration, then the option will be cancelled in exchange for no consideration. The per share consideration is determined according to the following formula: the sum of (1) the product of the exchange ratio of 0.580 multiplied by the average of the daily closing price of one share of Cambridge stock on NASDAQ for the five consecutive trading days ending on the third business day immediately preceding the closing date, rounded to the nearest whole cent.

Pursuant to the terms of the merger agreement, any vesting restrictions on each share of restricted stock outstanding immediately prior to the effective time of the merger will automatically lapse and each share of restricted stock will be treated as an issued and outstanding share of Wellesley common stock.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Cambridge (Page 72)

In connection with the merger, Keefe, Bruyette & Woods, Inc. (“KBW”) delivered a written opinion, dated December 5, 2019, to the Cambridge board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Cambridge of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the Cambridge board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Cambridge to engage in the merger or enter into the merger agreement or constitute a recommendation to the Cambridge board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Cambridge common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Opinion of Sandler O’Neill & Partners, L.P., Financial Advisor to Wellesley (Page 84)

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) acted as financial advisor to Wellesley’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 5, 2019 meeting at which Wellesley’s board of directors considered the merger and the merger agreement, Sandler O’Neill delivered to the Wellesley board of directors its oral opinion, which was subsequently confirmed in writing on December 5, 2019, to the effect that, as of such date, the exchange ratio was fair to the holders of Wellesley’s common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. Holders of Wellesley common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.

Sandler O’Neill’s opinion was directed to the Wellesley board of directors in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Wellesley as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Wellesley common stock and did not address the underlying business decision of Wellesley to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Wellesley or the effect of any other transaction in which Wellesley might engage. See the section of this joint proxy statement/prospectus entitled “The Merger— Opinion of Sandler O’Neill & Partners, L.P., Financial Advisor to Wellesley” beginning on page 84 for more information relating to Sandler O’Neill’s opinion.

Interests of Cambridge’s Directors and Executive Officers in the Merger (Page 97)

In considering the information contained in this joint proxy statement/prospectus, you should be aware that Cambridge’s directors and certain executive officers have interests in the merger that are different from, or in addition to, the interests of Cambridge shareholders generally. These interests include, among other things:

•	the expectation that each current member of the Cambridge board of directors will continue to serve as a director of the board of directors of the combined company; and

•	the expectation that each current Cambridge executive officer will continue in his or her role as an executive officer of the combined company.

See the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Cambridge’s Directors and Executive Officers in the Merger” beginning on page 97 for a discussion of these interests.

Interests of Wellesley’s Directors and Executive Officers in the Merger (Page 98)

In considering the information contained in this joint proxy statement/prospectus, you should be aware that Wellesley’s directors and certain executive officers have interests in the merger that are different from, or in addition to, the interests of Wellesley shareholders generally. These interests include, among other things:

•	the right to receive cash payments in exchange for cancellation of outstanding stock options, including unvested stock options;

•	the right to accelerated vesting of restricted stock awards;

•	the right of certain executive officers to receive cash payments in exchange for the termination of existing agreements with Wellesley;

•	the right of certain other executive officers to receive cash severance and continued employee benefits under certain circumstances;

•	the right to continued indemnification and liability insurance coverage by Cambridge after the merger for acts or omissions occurring before the merger; and

•	the right to three seats on each of Cambridge’s and Cambridge Trust Company’s board of directors, and any related compensation for such services.

Cambridge Trust Company entered into an offer letter and a change in control agreement with Thomas J. Fontaine regarding his continuing role with Cambridge Trust Company following the merger. See the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Wellesley’s Directors and Executive Officers in the Merger” beginning on page 98 for a discussion of these interests.

Boards of Directors of Cambridge and Cambridge Trust Company After the Merger (Page 104)

Effective immediately following the effective time of the merger, or at Cambridge’s option, immediately following the 2020 annual meeting of shareholders of Cambridge, Cambridge, upon consultation with Wellesley, will designate three members of the Wellesley board of directors to serve as members of Cambridge’s board of directors and Cambridge Trust Company’s board of directors. Cambridge has designated Thomas J. Fontaine, the current President and Chief Executive Officer of Wellesley and Wellesley Bank, as one of the designees. Mr. Fontaine will serve on the Cambridge board of directors and Cambridge Trust Company board of directors until the next annual meeting following his appointment, at which point he will be nominated for a three-year term.

No Solicitation of Alternative Transactions (Page 117)

The merger agreement restricts Wellesley’s ability to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in Wellesley. However, if Wellesley receives a bona fide unsolicited written acquisition proposal from a third party that its board of directors believes in good faith is or is reasonably likely to lead to a proposal (i) on terms which the Wellesley board of directors determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to Wellesley’s shareholders than the transactions contemplated by the merger agreement, and (ii) that constitutes a transaction that, in the good faith judgment of the Wellesley board of directors, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal, Wellesley may furnish non-public information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions in the merger agreement, if its board of directors determines in good faith, after consultation with its outside legal counsel, that such action would be required in order for directors of Wellesley to comply with their fiduciary duties under applicable law.

Conditions to Completion of the Merger (Page 121)

As more fully described in this joint proxy statement/prospectus and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including, but not limited to:

•	shareholders of Wellesley having approved the merger agreement;

•	shareholders of Cambridge having approved the merger agreement, including the issuance of Cambridge common stock in connection with the merger;

•	Cambridge and Wellesley having obtained all regulatory approvals required to consummate the transactions contemplated by the merger agreement and all related statutory waiting periods having expired;

•

the absence of any judgment, order, injunction or decree, or any statute, rule or regulation enacted, entered, promulgated or enforced, preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by the merger agreement;

•	Cambridge and Wellesley having each received a legal opinion from their respective counsel regarding treatment of the merger as a “reorganization” for federal income tax purposes;

•	the representations and warranties of each of Cambridge and Wellesley in the merger agreement being accurate, subject to exceptions that would not have a material adverse effect;

•	Cambridge and Wellesley having each performed in all material respects all obligations required to be performed by it; and

•	the shares of Cambridge common stock to be issued in the merger having been approved for listing on NASDAQ.

Termination of the Merger Agreement (Page 123)

Cambridge and Wellesley can mutually agree to terminate the merger agreement before the merger has been completed if the boards of directors of each so determines by vote of a majority of the members of their respective boards of directors, and either company can terminate the merger agreement if:

•

any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final, nonappealable action of any regulatory authority, or an application for regulatory approval has been permanently withdrawn at the request of a governmental authority;

•

the required approval of the merger agreement by the Wellesley shareholders, or the required approval of the merger agreement, including the issuance of Cambridge common stock in connection with the merger, by the Cambridge shareholders, is not obtained;

•

the other party materially breaches any of its representations, warranties, covenants or other agreements set forth in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), which breach is not cured within 30 days of written notice of the breach, or by its nature cannot be cured prior to the closing of the merger, and such breach would entitle the non-breaching party not to consummate the merger; or

•	the merger is not consummated by September 30, 2020, unless the failure to consummate the merger by such date is due to a material breach of the merger agreement by the terminating party.

In addition, Cambridge may terminate the merger agreement if:

•	Wellesley materially breaches the non-solicitation provisions in the merger agreement;

•	the Wellesley board of directors:

•	fails to recommend approval of the merger agreement, or withdraws, modifies or changes such recommendation in a manner adverse to Cambridge’s interests; or

•	recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than Cambridge or any of its subsidiaries; or

•	Wellesley fails to call, give notice of, convene and hold its special meeting.

In addition, Wellesley may terminate the merger agreement if:

•

the Cambridge board of directors fails to recommend approval of the merger agreement, including the issuance of Cambridge common stock in connection with the merger, or withdraws, modifies or changes such recommendation in a manner adverse to Wellesley’s interests;

•	Cambridge fails to call, give notice of, convene and hold its special meeting;

•	Wellesley decides to accept a superior proposal in accordance with the merger agreement; or

•

the Wellesley board of directors so determines by a majority vote of the members of the entire board, at any time during the five-day period commencing on the 10th day prior to the closing date of the merger (or the immediately preceding trading day if shares of Cambridge common stock are not trading on NASDAQ on such 10th day), which is referred to as the determination date, if both of the following conditions are satisfied:

•

the quotient obtained by dividing (i) the average of the daily closing prices for shares of Cambridge common stock for the 20 consecutive full trading days on which such shares are traded on NASDAQ (as reported by Bloomberg or, if not reported thereby, any other authoritative source) ending at the close of trading on the determination date by (ii) the closing price of a share of Cambridge common stock on NASDAQ (as reported by Bloomberg or, if not reported thereby, any other authoritative source) on the last trading day immediately preceding the date of the first public announcement of entry into the merger agreement, which is referred to as the Cambridge ratio, is less than 0.80; and

•

the Cambridge ratio is less than the quotient obtained by dividing (A) the average of the closing prices of the NASDAQ Bank Index for the 20 consecutive full trading days ending on the trading day prior to the determination date by (B) the closing price of the NASDAQ Bank Index on the last trading day immediately preceding the date of the first public announcement of entry into the merger agreement, and subtracting 0.20 from the quotient.

The closing price of Cambridge common stock on December 4, 2019, the last trading day preceding the first public announcement of the merger, was $76.36 per share. In order for the termination right described immediately above to be triggered, the average closing price of Cambridge common stock over the measurement period will need to be less than $61.09 per share and Cambridge common stock will need to have underperformed the NASDAQ Bank Index over the measurement period by at least 20 percentage points. If the Wellesley board of directors exercises this termination right, Cambridge will have the option to increase the merger consideration such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering the termination right described above. If Cambridge elects to increase the merger consideration pursuant to the preceding sentence, no termination will occur.

Termination Fee (Page 124)

Wellesley has agreed to pay Cambridge a termination fee of $4,100,000 if:

•	Cambridge terminates the merger agreement as a result of:

•	Wellesley breaching the non-solicitation provisions in the merger agreement;

•

the Wellesley board of directors failing to recommend approval of the merger agreement by the Wellesley shareholders, or withdrawing, modifying or changing such recommendation in a manner adverse to Cambridge’s interests;

•

the Wellesley board of directors recommending, proposing or publicly announcing its intention to recommend or propose to engage in an acquisition transaction with any person other than Cambridge or any of its subsidiaries;

•	Wellesley materially breaching the shareholder approval provisions in the merger agreement by failing to call, give notice of, convene and hold the Wellesley special meeting;

•	Wellesley terminates the merger agreement as a result of:

•	Wellesley receiving a superior proposal and, in accordance with the terms of the merger agreement, the Wellesley board of directors has made a determination to accept such superior proposal; or

•

Wellesley or Wellesley Bank enters into a definitive agreement relating to an acquisition proposal or consummates an acquisition proposal within 12 months following the termination of the merger agreement by Cambridge as a result of a willful breach of any representation, warranty, covenant or other agreement by Wellesley or Wellesley Bank after an acquisition proposal has been publicly announced or otherwise made known to Wellesley.

Waiver or Amendment of Merger Agreement Provisions (Page 125)

Prior to the effective time of the merger, any provision of the merger agreement may be waived by the party benefited by the provision, or amended or modified by a written agreement between Cambridge and Wellesley. However, after the Cambridge special meeting and the Wellesley special meeting, no amendment will be made which by law requires further approval by the shareholders of Cambridge or Wellesley without obtaining such approval.

Material U.S. Federal Income Tax Consequences of the Merger (Page 104)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, Wellesley shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the conversion of shares of Wellesley common stock into shares of Cambridge common stock, except that such holders will recognize gain or loss to the extent such holders receive cash in lieu of any fractional share of Cambridge common stock that a Wellesley shareholder would otherwise be entitled to receive.

Regulatory Approvals Required for the Merger (Page 106)

To complete the merger, various consents, approvals, waiver or non-objections must be obtained from state and federal governmental authorities, including the FDIC, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Massachusetts Commissioner of Banks (the “MA Commissioner”), the Massachusetts Housing Partnership, and the Co-Operative Central Bank. The U.S. Department of Justice is able to provide input into the approval process of federal banking agencies to challenge the merger on antitrust grounds. Cambridge and Wellesley have filed or will file all required applications, notices and waiver requests to obtain the regulatory approvals and non-objections necessary to consummate the merger. Cambridge and Wellesley cannot predict whether the required regulatory approvals will be obtained, when they will be received or whether such approvals will be subject to any conditions.

Accounting Treatment of the Merger (Page 107)

The merger will be accounted for using the acquisition method of accounting with Cambridge treated as the acquirer. Under this method of accounting, Wellesley’s assets and liabilities will be recorded by Cambridge at their respective fair values as of the closing date of the merger and added to those of Cambridge. Any excess of purchase price over the net fair values of Wellesley’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of Wellesley’s net assets over the purchase price will be recognized in earnings by Cambridge on the closing date of the merger.

Listing of Cambridge Common Stock to be Issued in the Merger (Page 108)

Cambridge common stock will continue to trade on NASDAQ under the trading symbol “CATC”.

Differences Between Rights of Cambridge and Wellesley Shareholders (Page 126)

As a result of the merger, holders of Wellesley common stock will become holders of Cambridge common stock. Following the merger, Wellesley shareholders will have different rights as shareholders of Cambridge due to the different provisions of the governing documents of Cambridge and Wellesley. For additional information regarding the different rights as shareholders of Cambridge than as shareholders of Wellesley, see “Comparison of Shareholder Rights” beginning on page 126.

Appraisal Rights (Page 107)

Neither Cambridge shareholders nor Wellesley shareholders will be entitled to appraisal rights.

Summary of Risk Factors Related to the Merger (Page 37)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 37.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF

CAMBRIDGE BANCORP

The following tables set forth selected historical financial and other data of Cambridge for the periods and at the dates indicated. The financial data as of and for the years ended December 31, 2018 and 2017 has been derived from the audited consolidated financial statements and notes thereto of Cambridge incorporated by reference elsewhere in this joint proxy statement/prospectus. The information as of and for the years ended December 31, 2016, 2015 and 2014 is derived from Cambridge’s audited consolidated financial statements which are not included in this joint proxy statement/prospectus. The financial data as of and for the nine months ended September 30, 2019 and 2018 has been derived from Cambridge’s unaudited consolidated financial statements. In the opinion of management of Cambridge, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods, have been made. The selected operating data presented below for the nine months ended September 30, 2019 and 2018 is not necessarily indicative of the results that may be expected for future periods.

	At or for the Nine Months Ended		December 31,
	2019	2018	2018	2017	2016	2015	2014
	(unaudited)	(unaudited)		(dollars in thousands, except per share data)
Operating Data
Interest Income	$69,924	$50,670	$69,055	$61,191	$57,028	$54,341	$50,371
Interest Expense	12,836	3,492	5,467	3,587	3,355	2,694	2,098
Net interest and dividend Income	57,088	47,178	63,588	57,604	53,673	51,647	48,273
Provision for Loan Losses	2,673	787	1,502	362	132	1,075	1,550
Noninterest Income	26,468	24,951	32,989	30,224	28,661	25,865	24,464
Noninterest Expense	56,749	47,145	63,987	59,292	56,750	53,192	49,007
Income Before Taxes	24,134	24,197	31,088	28,174	25,452	23,245	22,180
Income Taxes	5,988	5,622	7,207	13,358	8,556	7,551	7,236
Net Income	$18,146	$18,575	$23,881	$14,816	$16,896	$15,694	$14,944
Average shares outstanding, basic	4,525,178	4,059,608	4,061,529	4,030,530	3,990,343	3,938,117	3,886,692
Average shares outstanding, diluted	4,552,092	4,095,447	4,098,633	4,065,754	4,028,944	3,993,599	3,957,416
Total shares outstanding	4,849,988	4,105,742	4,107,051	4,082,188	4,036,879	4,000,181	3,940,536
Basic Earnings Per Share	$3.98	$4.53	$5.82	$3.64	$4.19	$3.94	$3.81
Diluted Earnings Per Share	$3.95	$4.49	$5.77	$3.61	$4.15	$3.93	$3.78
Dividends Declared Per Share	$1.53	$1.46	$1.96	$1.86	$1.84	$1.80	$1.68
Dividend payout ratio (1)	39%	33%	34%	51%	44%	46%	44%

Financial Condition Data
Total Assets	$2,841,868	$1,988,944	$2,101,384	$1,949,934	$1,848,999	$1,706,201	$1,573,692
Total Deposits	2,407,859	1,731,279	1,811,410	1,775,400	1,686,038	1,557,224	1,370,536
Total Loans	2,179,882	1,451,781	1,559,772	1,350,899	1,320,154	1,192,214	1,080,766
Shareholders’ equity	243,345	160,776	167,026	147,957	134,671	125,063	116,258
Book Value Per Share	$50.17	$39.16	$40.67	$36.24	$33.36	$31.26	$29.50

	At or for the Nine Months Ended		December 31,
	2019	2018	2018	2017	2016	2015	2014
	(unaudited)	(unaudited)		(dollars in thousands, except per share data)

Performance Ratios
Return on Average Assets	0.97%	1.26%	1.21%	0.79%	0.95%	0.95%	0.98%
Return on Average Shareholders’ equity	11.52%	16.21%	15.35%	10.47%	12.77%	12.91%	12.87%
Equity to assets	8.56%	8.08%	7.95%	7.59%	7.28%	7.33%	7.39%
Interest rate spread (2)	2.94%	3.21%	3.19%	3.16%	3.12%	3.24%	3.31%
Net Interest Margin, taxable equivalent (3)	3.23%	3.33%	3.33%	3.25%	3.21%	3.32%	3.37%
Efficiency ratio (4)	67.92%	65.36%	66.25%	67.51%	68.93%	68.62%	67.38%

Wealth Management Assets
Market Value of Assets Under Management & Administration	$3,278,046	$3,171,465	$2,876,702	$3,085,669	$2,689,103	$2,449,139	$2,371,012

Asset Quality
Non-Performing Loans	$3,483	$807	$642	$1,298	$1,676	$1,481	$1,629
Non-Performing Loans/Total Loans	0.16%	0.06%	0.04%	0.10%	0.13%	0.12%	0.15%
Net (Charge-Offs)/Recoveries	$(1,406)	$(1)	$(54)	$(303)	$(62)	$(153)	$11
Allowance/Total Loans	0.83%	1.11%	1.08%	1.13%	1.16%	1.27%	1.32%

Capital Ratios (5):
Total capital	11.56%	13.97%	13.25%	13.75%	13.14%	13.05%	13.18%
Tier 1 capital	10.64%	12.75%	12.07%	12.50%	11.89%	11.80%	11.93%
Common Equity Tier 1	10.64%	12.75%	12.07%	12.50%	11.89%	11.80%	N/A
Tier 1 leverage capital	7.69%	8.51%	8.49%	8.06%	7.95%	7.75%	7.75%

Other Data:
Number of full service offices	16	10	10	11	11	12	12
Full time equivalent employees	322	245	252	239	238	228	225

(1)	Dividend payout ratio represents per share dividends declared divided by diluted earnings per share.
(2)

The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(3)	The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.
(4)	The efficiency ratio represents noninterest expense as a percentage of the sum of net interest income and noninterest income.
(5)	Capital ratios are for Cambridge.

SELECTED HISTORICAL FINANCIAL DATA OF

WELLESLEY BANCORP, INC.

The following tables set forth selected historical financial and other data of Wellesley for the periods and at the dates indicated. The financial data as of and for the years ended December 31, 2018 and 2017 has been derived from the audited financial statements and notes thereto of Wellesley included elsewhere in this joint proxy statement/prospectus. The information as of and for the years ended December 31, 2016, 2015 and 2014 is derived from Wellesley’s audited financial statements which are not included in this joint proxy statement/prospectus. The financial data as of and for the nine months ended September 30, 2019 and 2018 has been derived from Wellesley’s unaudited financial statements included elsewhere in this joint proxy statement/prospectus. In the opinion of management of Wellesley, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods, have been made. The selected operating data presented below for the nine months ended September 30, 2019 and 2018 is not necessarily indicative of the results that may be expected for future periods.

	At or for the Nine Months Ended		At or for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(unaudited)	(unaudited)		(dollars in thousands, except per share data)
Operating Data
Interest Income	$30,044	$24,618	$33,638	$28,366	$24,804	$22,085	$19,545
Interest Expense	9,993	6,238	8,909	5,688	4,899	3,690	3,425

Net interest and dividend Income	20,051	18,380	24,729	22,678	19,905	18,395	16,120
Provision for Loan Losses	480	390	585	735	437	475	640
Noninterest Income	2,526	1,785	2,586	1,987	1,710	1,226	959
Noninterest Expense	15,454	13,733	18,563	17,181	16,404	14,845	13,558

Income Before Taxes	6,643	6,042	8,167	6,749	4,774	4,301	2,881
Income Taxes	1,800	1,628	2,176	3,564	1,838	1,652	1,104

Net Income	$4,843	$4,414	$5,991	$3,185	$2,936	$2,649	$1,777

Average shares outstanding, basic	2,454,103	2,398,671	2,404,371	2,369,466	2,329,645	2,311,364	2,293,339
Average shares outstanding, diluted	2,545,786	2,499,093	2,502,784	2,454,580	2,367,038	2,328,936	2,299,388
Total shares outstanding	2,569,542	2,525,186	2,525,611	2,503,532	2,484,852	2,458,553	2,459,138
Basic Earnings Per Share	$1.97	$1.84	$2.49	$1.34	$1.26	$1.14	$0.78
Diluted Earnings Per Share	$1.91	$1.77	$2.40	$1.30	$1.24	$1.14	$0.77

Financial Condition Data
Total Assets	$985,867	$836,871	$871,420	$805,395	$695,283	$621,182	$535,115
Total Deposits	758,745	670,503	717,931	616,742	522,810	463,738	422,245
Total Loans	825,585	720,050	737,032	686,302	576,131	507,307	443,346
Shareholders’ equity	71,785	63,022	65,130	59,245	55,214	52,178	49,346
Book Value of Equity per Share	$27.94	$24.96	$25.79	$23.66	$22.22	$21.22	$20.07

	At or for the Nine Months Ended		At or for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(unaudited)	(unaudited)		(dollars in thousands, except per share data)

Performance Ratios
Return on Average Assets	0.69%	0.72%	0.72%	0.43%	0.45%	0.46%	0.36%
Return on Average Shareholders’ equity	9.39%	9.62%	9.64%	5.47%	5.37%	5.21%	3.70%
Equity to assets	7.28%	7.53%	7.48%	7.92%	8.46%	8.90%	9.80%
Interest rate spread (1)	2.58%	2.80%	2.76%	2.97%	2.99%	3.16%	3.22%
Net Interest Margin, taxable equivalent (2)	2.95%	3.06%	3.04%	3.16%	3.17%	3.31%	3.37%
Efficiency ratio (3)	68.45%	68.10%	67.96%	69.66%	75.89%	75.66%	79.38%

Wealth Management Assets (inclusive of bank portfolio)
Market Value of Assets Under Management & Administration	$406,643	$435,735	$709,923	$367,613	$307,147	$234,936	$112,014

Asset Quality
Non-Performing Loans	$1,616	$1,205	$1,137	$576	$591	$1,463	$4,837
Non-Performing Loans/Total Loans	0.14%	0.16%	0.15%	0.08%	0.10%	0.29%	1.08%
Net (Charge-Offs)/Recoveries	$—	$—	—	(14)	$(11)	$(1)	$(113)
Allowance/Total Loans	0.87%	0.90%	0.91%	0.89%	0.93%	1.00%	1.06%

Capital Ratios
Total capital (4)	11.88%	12.92%	12.77%	12.26%	13.35%	15.27%	14.18%
Tier 1 capital (4) (5)	9.57%	10.26%	10.18%	9.63%	10.44%	11.83%	12.93%
Common Equity Tier 1	9.57%	10.26%	10.18%	9.63%	10.44%	11.83%	12.93%
Tier 1 leverage capital	7.28%	7.60%	7.63%	7.53%	8.21%	8.61%	9.46%

Other Data:
Number of full service offices	6	6	6	6	6	5	5
Full time equivalent employees	77	71	75	69	72	68	64

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities and loss on the early extinguishment of debt.
(4)	Capital ratios are for Wellesley.
(5)	Average assets represent average assets for the period as reported.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

FOR CAMBRIDGE BANCORP

The following table shows selected unaudited pro forma condensed combined financial data about the financial condition and results of operations of the combined company after giving effect to (i) the consummation of Cambridge’s merger with Optima Bank & Trust Company, or Optima, which was completed on April 17, 2019, or the Optima merger, (ii) the issuance and sale of 550,850 shares of Cambridge’s common stock, including the sale of 71,850 shares pursuant to an underwriter option, with net proceeds to Cambridge of $38.2 million after deducting the underwriting discount, and (iii) the consummation of the merger.

The following unaudited pro forma combined consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and combine the historical consolidated financial position and results of operations of Cambridge and its subsidiaries, Optima and Wellesley as acquisitions by Cambridge of Optima and Wellesley using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes.

Under the acquisition method of accounting, the assets and liabilities of Optima were recorded by Cambridge at their respective fair values as of the date the merger was completed and the excess of the merger consideration over the fair value of the net assets was allocated to goodwill and other intangible asset. Cambridge has not performed the detailed valuation analysis necessary to determine the fair market values of Wellesley’s assets to be acquired and liabilities to be assumed, and as such, estimates have been used. Accordingly, the unaudited pro forma condensed combined financial data includes an estimated allocation of the purchase price. The pro forma adjustments included in this joint proxy statement/prospectus are subject to change depending on changes in interest rates and the components of assets and liabilities, and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Wellesley’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the fair values of the net assets as compared with the information shown in the unaudited pro forma condensed combined financial data may change the amount of the purchase price allocated to goodwill and other assets and liabilities, and may impact Cambridge’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Wellesley’s shareholders’ equity, including results of operations and certain balance sheet changes from September 30, 2019 through the date the merger is completed will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

Certain reclassifications were made to Optima’s and Wellesley’s historical financial information to conform to Cambridge’s presentation of financial information. All significant pro forma adjustments and underlying assumptions are described in the accompanying notes. The unaudited pro forma combined consolidated statements of income give effect to the merger and the Optima merger, or collectively, the mergers, as if they occurred on January 1, 2018. The unaudited pro forma combined consolidated balance sheet gives effect to the mergers as if they occurred on September 30, 2019.

The unaudited pro forma combined financial statements should be read in conjunction with the following consolidated financial statements and accompanying notes of Cambridge, Wellesley and Optima for the applicable periods, as well as any other information contained in or incorporated by reference into this joint proxy statement/prospectus:

•

Cambridge’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2018, which were included in Cambridge’s Annual Report on Form 10-K for the year ended December 31, 2018, and filed with the Securities and Exchange Commission, or SEC, on March 18, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Cambridge’s unaudited financial statements and the related notes thereto as of and for the nine months ended September 30, 2019, which were included in Cambridge’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019, and filed with the SEC on November 7, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Cambridge’s unaudited financial statements and the related notes thereto as of and for the six months ended June 30, 2019, which were included in Cambridge’s Quarterly Report on Form 10-Q for the six months ended June 30, 2019, which were filed with the SEC on August 8, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Wellesley’s audited consolidated financial statements as of and for the year ended December 31, 2018 and 2017, which were included in Wellesley’s Annual Report on Form 10-K for the year ended December 31, 2018, and filed with the SEC on March 29, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Wellesley’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2019, which were included in Wellesley’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019, and filed with the SEC on November 7, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Optima’s audited financial statements as of and for the years ended December 31, 2018 and 2017, which were filed as Exhibit 99.1 to Cambridge’s Current Report on Form 8-K filed with the SEC on October 22, 2019, which has been incorporated by reference in this joint proxy statement/prospectus; and

•

Optima’s unaudited condensed financial statements as of and for the three months ended March 31, 2019, which were filed as Exhibit 99.2 to Cambridge’s Current Report on Form 8-K filed with the SEC on October 22, 2019, which has been incorporated by reference in this joint proxy statement/prospectus.

Cambridge anticipates that the merger with Wellesley will provide financial benefits that include reduced operating expenses. The pro forma information does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical benefits would have been had the two companies been combined during these periods.

The unaudited pro forma shareholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Cambridge common stock or the actual or future results of operations of Cambridge for any period. Actual results may be materially different than the pro forma information presented.

See also the unaudited pro forma condensed combined financial statements and notes thereto beginning on page 132.

	September 30, 2019
	Cambridge (as Reported)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Adjustments for Capital Raise		Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except par value)
Assets
Cash and cash equivalents	$68,949	$81,353	$(15,001	) (1)	$135,301	$38,201	(12)	$173,502
Investment securities
Available for sale, at fair value	148,068	33,793	288	(2)	182,149	—		182,149
Held to maturity, at amortized cost	269,475	100	—		269,575	—		269,575

Total investment securities	417,543	33,893	288		451,724	—		451,724
Loans held for sale, at lower of cost or fair value	2,082	6,351	—		8,433	—		8,433
Loans	2,179,882	832,803	(10,351	) (3)	3,002,334	—		3,002,334
Less: allowance for loan losses	(18,035)	(7,218)	7,218	(4)	(18,035)	—		(18,035)

Net loans	2,161,847	825,585	(3,133)		2,984,299	—		2,984,299
Federal Home Loan Bank of Boston Stock, at cost	9,159	6,162	—		15,321	—		15,321
Bank owned life insurance	37,161	7,946	—		45,107	—		45,107
Banking premises and equipment, net	14,954	3,785	—		18,739	—		18,739
Right-of-use asset, operating leases	34,553	6,852	—		41,405	—		41,405
Deferred income taxes, net	7,939	2,717	(798	) (5)	9,858	—		9,858
Accrued interest receivable	6,959	2,769	—		9,728	—		9,728
Goodwill	31,206	—	44,258	(6)	75,464	—		75,464
Merger related intangibles	3,429	—	6,930	(7)	10,359	—		10,359
Other assets	46,087	8,454	—		54,541	—		54,541

Total assets	$2,841,868	$985,867	$32,544		$3,860,279	$38,201		$3,898,480

Liabilities
Deposits
Demand	$654,133	$133,187	$—		$787,320	$—		$787,320
Interest bearing checking	429,755	42,162	—		471,917	—		471,917
Money market	214,721	280,434	—		495,155	—		495,155
Savings	876,392	72,807	—		949,199	—		949,199
Certificates of deposit	232,858	230,155	671	(8)	463,684	—		463,684

Total deposits	2,407,859	758,745	671		3,167,275	—		3,167,275
Short-term borrowings	113,935	51,000	—		164,935	—		164,935
Long-term borrowings	—	77,533	285	(9)	77,818	—		77,818
Subordinated debt	—	9,854	—		9,854	—		9,854
Operating lease liabilities	35,990	6,907	—		42,897	—		42,897
Other liabilities	40,739	10,043	—		50,782	—		50,782

Total liabilities	2,598,523	914,082	956		3,513,561	—		3,513,561

	September 30, 2019
	Cambridge (as Reported)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Adjustments for Capital Raise		Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except par value)
Shareholders’ Equity
Common stock	$4,850	$26	$1,452	(10)	$6,328	$551	(12)	$6,879
Additional paid-in capital	98,256	27,500	74,395	(11)	200,151	37,650	(12)	237,801
Retained earnings	142,237	44,598	(44,598	) (11)	142,237	—		142,237
Accumulated other comprehensive loss	(1,998)	592	(592	) (11)	(1,998)	—		(1,998)
Unearned compensation - ESOP	—	(931)	931	(11)	—	—		—
Total shareholders’ equity	243,345	71,785	31,588		346,669	38,201		384,919

Total liabilities and shareholders’ equity	$2,841,868	$985,867	$32,544		$3,860,279	$38,201		$3,898,480

Footnotes to Unaudited Pro Forma Consolidated Statements of Balance Sheets at September 30, 2019:

(1)	Includes $4.4 million paid to the holders of Wellesley stock options and estimated after-tax merger expenses of $10.6 million
(2)	Represents the estimated adjustment to increase investments to fair market value
(3)	Represents the estimated adjustment to reduce loans to fair market value
(4)	Reflects the elimination of Wellesley’s existing loan loss reserve at acquisition
(5)	Represents the amount to record estimated deferred income taxes on the fair value adjustments presented, at an estimated tax rate of 25.5%
(6)	Represents the preliminary estimated amount of goodwill, based on issuance of 1,477,645 shares of Cambridge common stock at $77.13 per share (January 10, 2020 closing price)
(7)	Represents the estimated amount of the core deposit intangible asset recognized in connection with the business combination
(8)	Represents the estimated amount to increase time deposits to fair market value
(9)	Represents the estimated amount to increase borrowings from FHLB to fair market value
(10)	Represents the amount to eliminate Wellesley common stock at par and record the estimated par value of shares issued by Cambridge
(11)	Represents the amount to eliminate Wellesley equity accounts and record the estimated additional paid-in capital
(12)	Represents the amount to record the issuance of 550,580 shares of Cambridge common stock at $73.00 per share, less estimated issuance cost of $2.0 million

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

	For the Nine Months Ended September 30, 2019
	Cambridge (as Reported)	Optima (through April 17, 2019)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Interest and dividend income
Interest on taxable loans	$60,919	$6,050	$591	(1)	$67,560	$27,867	$687	(8)	$96,114	$96,114
Interest on tax-exempt loans	385	30	—		415	73	—		488	488
Interest on taxable investment securities	6,074	155	—		6,229	1,076	(49	) (9)	7,256	7,256
Interest on tax-exempt investment securities	1,709	—	—		1,709	238	—		1,947	1,947
Dividends on FHLB of Boston stock	281	18	—		299	213	—		512	512
Interest on overnight investments	556	196	—		752	577	—		1,329	1,329

Total interest and dividend income	69,924	6,449	591		76,964	30,044	638		107,646	107,646

Interest expense
Interest on deposits	11,489	1,941	63	(2)	13,493	7,665	(535	) (10)	20,623	20,623
Interest on borrowed funds	1,347	195	—		1,542	2,328	(226	) (11)	3,644	3,644

Total interest expense	12,836	2,136	63		15,035	9,993	(761)		24,267	24,267

Net interest and dividend income	57,088	4,313	528		61,929	20,051	1,399		83,379	83,379
Provision for Loan Losses	2,673	70	—		2,743	480	—		3,223	3,223

Net interest and dividend income after provision for loan losses	54,415	4,243	528		59,186	19,571	1,399		80,156	80,156

Noninterest income
Wealth management revenue	19,576	—	—		19,576	1,228	—		20,804	20,804
Deposit account fees	2,395	69	—		2,464	74	—		2,538	2,538
ATM/Debit card income	1,046	99	—		1,145	57	—		1,202	1,202
Bank owned life insurance income	454	36	—		490	177	—		667	667
Gain (loss) on disposition of investment securities	(79)	—	—		(79)	8	—		(71)	(71)
Gain on loans held for sale	491	47	—		538	161	—		699	699
Loan related derivative income	1,571	—	—		1,571	771	—		2,342	2,342
Other income	1,014	53	—		1,067	50	—		1,117	1,117

Total noninterest income	26,468	304	—		26,772	2,526	—		29,298	29,298

	For the Nine Months Ended September 30, 2019
	Cambridge (as Reported)	Optima (through April 17, 2019)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)		Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)		Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Noninterest expense
Salaries and employee benefits	$34,353	$2,238	$—		$36,591		$9,214	$—		$45,805		$45,805
Occupancy and equipment	7,813	678	18	(3)	8,509		2,466	—		10,975		10,975
Data processing	4,532	216	—		4,748		930	—		5,678		5,678
Professional services	2,411	414	—		2,825		637	—		3,462		3,462
Marketing	1,175	94	—		1,269		197	—		1,466		1,466
FDIC Insurance	369	4	—		373		336	—		709		709
Merger expenses	3,880	3,381	(7,261	) (4)	—		—	—		—		—
Other expenses	2,216	195	120	(5)	2,531		1,674	945	(12)	5,150		5,150

Total noninterest expense	56,749	7,220	(7,123)		56,846		15,454	945		73,245		73,245

Income before income taxes	24,134	(2,673)	7,651		29,112		6,643	454		36,209		36,209
Income tax expense (benefit)	5,988	(570)	1,836	(6)	7,254		1,800	116	(13)	9,170		9,170

Net income	$18,146	(2,103)	5,815		$21,858		$4,843	$338		$27,039		$27,039

Share data:
Weighted average number of shares outstanding, basic	4,525,178	2,192,588	—		4,948,444	(7)	2,454,103	—		6,426,088	(14)	6,976,938	(15)
Weighted average number of shares outstanding, diluted	4,552,092	2,325,417	—		4,975,358	(7)	2,545,786	—		6,453,002	(14)	7,003,852	(15)
Basic earnings per share	$3.98	$(0.96)	$—		$4.42		$1.97	$—		$4.21		$3.88
Diluted earnings per share	$3.95	$(0.90)	$—		$4.39		$1.91	$—		$4.19		$3.86

Footnotes to Unaudited Pro Forma Consolidated Statements of Income for the Nine Months Ended September 30, 2019:

Notes for Merger with Optima:

(1)	Represents accretion income as a result of the fair market value adjustment on loans of $6.3 million
(2)	Represents amortization expense as a result of the fair market value adjustment on Certificates of Deposit of $472,000
(3)	Represents the depreciation as a result of the fair market value adjustment for fixed assets of $980,000
(4)	Represents the elimination of merger expenses in connection with the Optima merger
(5)	Represents the amortization expense as a result of the recognition of the core deposit intangible asset of $3.6 million
(6)	Represents the Income tax effect of pro forma adjustments utilizing an effective tax rate of 24%
(7)	Pro forma weighted average shares include 722,746 shares issued to former Optima shareholders

Notes for Merger with Wellesley:

(8)	Represents accretion income as a result of the fair market value adjustment on loans of $10.4 million
(9)	Represents amortization expense as a result of the fair market value adjustment on Investment Securities of $288,000
(10)	Represents accretion income as a result of the fair market value adjustment on Certificates of Deposit of $671,000
(11)	Represents accretion income as a result of the fair market value adjustment on Federal Home Loan Bank borrowings of $285,000
(12)	Represents the amortization expense as a result of the recognition of the core deposit intangible asset of $6.9 million
(13)	Represents the Income tax effect of pro forma adjustments utilizing an effective tax rate of 25.5%
(14)	Pro forma weighted average shares include 1,477,645 shares to be issued to former Wellesley shareholders
(15)	Pro forma weighted average shares include 550,850 shares issued in connection with the capital raise

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31, 2018
	(dollars in thousands, except share data)
	Cambridge (as Reported)	Optima (as Reported)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Interest and dividend income
Interest on taxable loans	$57,941	$19,604	$2,038	(1)	$79,583	$30,927	$874	(8)	$111,384	$111,384
Interest on tax-exempt loans	371	30	—		401	101	—		502	502
Interest on taxable investment securities	7,457	580	—		8,037	1,441	(65	) (9)	9,413	9,413
Interest on tax-exempt investment securities	2,404	15	—		2,419	327	—		2,746	2,746
Dividends on FHLB of Boston stock	287	56	—		343	333	—		676	676
Interest on overnight investments	595	263	—		858	509	—		1,367	1,367

Total interest and dividend income	69,055	20,548	2,038		91,641	33,638	809		126,088	126,088

Interest expense
Interest on deposits	5,023	5,949	$253	(2)	11,225	6,442	(652	) (10)	17,015	17,015
Interest on borrowed funds	444	3	—		447	2,467	(243	) (11)	2,671	2,671

Total interest expense	5,467	5,952	253		11,672	8,909	(895)		19,686	19,686

Net interest and dividend income	63,588	14,596	1,785		79,969	24,729	1,704		106,402	106,402
Provision for Loan Losses	1,502	246	—		1,748	585	—		2,333	2,333

Net interest and dividend income after provision for loan losses	62,086	14,350	1,785		78,221	24,144	1,704		104,069	104,069

Noninterest income
Wealth management revenue	25,191	—	—		25,191	1,616	—		26,807	26,807
Deposit account fees	3,071	245	—		3,316	87	—		3,403	3,403
ATM/Debit card income	1,180	344	—		1,524	89	—		1,613	1,613
Bank owned life insurance income	526	153	—		679	234	—		913	913

	For the Year Ended December 31, 2018
	(dollars in thousands, except share data)
	Cambridge (as Reported)	Optima (as Reported)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)		Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)		Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Gain (loss) on disposition of investment securities	$2	$22	$—		$24		$—	$—		$24		$24
Gain on loans held for sale	99	206	—		305		64	—		369		369
Loan related derivative income	1,651	—	—		1,651		340	—		1,991		1,991
Other income	1,269	335	—		1,604		156	—		1,760		1,760

Total noninterest income	32,989	1,305	—		34,294		2,586	—		36,880		36,880

Noninterest expense
Salaries and employee benefits	41,212	7,104	—		48,316		10,842	—		59,158		59,158
Occupancy and equipment	9,072	2,185	54	(3)	11,311		3,004	—		14,315		14,315
Data processing	5,177	552	—		5,729		990	—		6,719		6,719
Professional services	3,258	959	—		4,217		766	—		4,983		4,983
Marketing	2,229	305	—		2,534		323	—		2,857		2,857
FDIC Insurance	574	495	—		1,069		626	—		1,695		1,695
Merger expenses	201	—	(201	) (4)	—		—	—		—		—
Other expenses	2,264	477	360	(5)	3,101		2,012	1,260	(12)	6,373		6,373

Total noninterest expense	63,987	12,077	213		76,277		18,563	1,260		96,100		96,100

Income before income taxes	31,088	3,578	1,572		36,238		8,167	444		44,849		44,849
Income tax expense	7,207	1,002	377	(6)	8,586		2,176	113	(13)	10,875		10,875

Net income	$23,881	2,576	1,195		$27,652		$5,991	$331		$33,974		$33,974

Share data:
Weighted average number of shares outstanding, basic	4,061,529	2,069,880	—		4,784,275	(7)	2,404,371	—		6,261,920	(14)	6,812,770	(15)
Weighted average number of shares outstanding, diluted	4,098,633	2,331,569	—		4,821,379	(7)	2,502,784	—		6,299,024	(14)	6,849,874	(15)
Basic earnings per share	$5.82	$1.24	$—		$5.78		$2.49	$—		$5.43		$4.99
Diluted earnings per share	$5.77	$1.10	$—		$5.74		$2.40	$—		$5.39		$4.96

Footnotes to Unaudited Pro Forma Consolidated Statements of Income for the Year Ended December 31, 2018:

Notes for Merger with Optima:

(1)	Represents accretion income as a result of the fair market value adjustment on loans of $6.3 million
(2)	Represents amortization expense as a result of the fair market value adjustment on Certificates of Deposit of $472,000

(3)	Represents the depreciation as a result of the fair market value adjustment for fixed assets of $980,000
(4)	Represents the elimination of merger expenses in connection with the Optima merger
(5)	Represents the amortization expense as a result of the recognition of the core deposit intangible asset of $3.6 million
(6)	Represents the Income tax effect of pro forma adjustments utilizing an effective tax rate of 24%
(7)	Pro forma weighted average shares include 722,746 shares issued to former Optima shareholders

Notes for Merger with Wellesley:

(8)	Represents accretion income as a result of the fair market value adjustment on loans of $10.4 million
(9)	Represents amortization expense as a result of the fair market value adjustment on Investment Securities of $288,000
(10)	Represents accretion income as a result of the fair market value adjustment on Certificates of Deposit of $671,000
(11)	Represents accretion income as a result of the fair market value adjustment on Federal Home Loan Bank borrowings of $285,000
(12)	Represents the amortization expense as a result of the recognition of the core deposit intangible asset of $6.9 million
(13)	Represents the Income tax effect of pro forma adjustments utilizing an effective tax rate of 25.5%
(14)	Pro forma weighted average shares include 1,477,645 shares to be issued to former Wellesley shareholders
(15)	Pro forma weighted average shares include 550,850 shares to be issued in connection with the capital raise

Preliminary Purchase Price Allocation

The pro forma adjustments include the accounting entries to record the merger transaction under the acquisition method of accounting for business combinations. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill and other intangible assets. Fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions which are considered reasonable, and will be revised as additional information becomes available.

The pro forma purchase price for the Wellesley merger is as follows (dollars in thousands):

Purchase Price Calculation
Shares outstanding	2,570
ESOP plan termination	(23)

Shares outstanding	2,547
Shares exchanged for stock	2,547
Stock value	$44.74
Aggregate value of shares receiving stock	$113,941
Aggregate value to option holders	$4,433

Aggregate Purchase Price	$118,374

Preliminary pro forma goodwill
Fair value of assets acquired:
Cash and cash equivalents	$81,353
Investments available for sale	34,181
Loans held for sale	6,351
Loans, net	822,452
Other assets	37,887
Core deposit intangible	6,930

Total assets acquired	$989,154

Fair value of liabilities assumed:
Deposits	759,416
Borrowings	138,672
Other liabilities	16,950

Total liabilities assumed	$915,038

Net assets acquired	74,116

Preliminary pro forma goodwill	$44,258

UNAUDITED COMPARATIVE PER SHARE DATA

The table below summarizes selected per share data about Cambridge and Wellesley. Cambridge share data is presented on a pro forma basis to reflect the proposed merger with Wellesley as if the merger had become effective at the end of the period presented, in the case of balance sheet information, and at the beginning of the period presented, in the case of income statement information. Cambridge expects to issue up to 1,579,725 shares of its common stock in the merger.

The data in the table should be read together with the financial information and the financial statements of Cambridge and Wellesley incorporated by reference into and included in this joint proxy statement/prospectus. The pro forma per share data or combined results of operations per share data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included in this joint proxy statement/prospectus to reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of Cambridge and Wellesley, or the costs of combining the companies and their operations.

	Unaudited Comparative Per Common Share Data
	Cambridge	Wellesley	Cambridge Pro Forma Combined(1)	Wellesley Pro Forma Equivalent Per Share(2)
Basic Earnings
Year ended December 31, 2018	$5.82	$2.49	$5.43	$3.15
Nine months ended September 30, 2019	$3.98	$1.97	$4.21	$2.44
Diluted Earnings
Year ended December 31, 2018	$5.77	$2.40	$5.39	$3.13
Nine months ended September 30, 2019	$3.95	$1.91	$4.19	$2.43
Cash Dividends Declared
Year ended December 31, 2018	$1.96	$0.22	$1.96	$1.14
Nine months ended September 30, 2019	$1.53	$0.18	$1.53	$0.89
Book Value
December 31, 2018	$40.67	$25.79	$48.03	$27.86
September 30, 2019	$50.17	$27.94	$55.41	$32.14

(1)	Pro forma combined dividends per share represent Cambridge’s historical dividends per share.
(2)	The pro forma equivalent per share is based upon the pro forma combined amounts multiplied by the exchange ratio of 0.580.

COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION

Cambridge common stock is listed and traded on NASDAQ under the symbol “CATC”. Wellesley common stock is listed and traded on NASDAQ under the symbol “WEBK”. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Cambridge and Wellesley common stock, as reported on NASDAQ. The table also sets forth the quarterly cash dividends per share declared by Cambridge and Wellesley regarding its common stock. On            , 2020, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were            shares of Cambridge common stock outstanding, which were held by            shareholders of record. On            , 2020, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were            shares of Wellesley common stock outstanding, which were held by            shareholders of record. Cambridge common stock and Wellesley common stock commenced trading on NASDAQ in October 2017 and January 2012, respectively.

	Cambridge			Wellesley

For the calendar quarterly period ended:	High	Low	Dividends Declared	High	Low	Dividends Declared (1)
2019
March 31, 2019	$86.20	$71.35	$0.51	$33.79	$27.95	$0.055
June 30, 2019	85.95	75.87	0.51	35.50	30.03	0.06
September 30, 2019	82.80	71.24	0.51	33.25	30.11	0.06
December 31, 2019	82.00	73.00	0.51	33.00	30.57	0.06
2018
March 31, 2018	$90.95	$75.00	$0.48	$30.70	$28.01	$0.05
June 30, 2018	91.00	81.28	0.48	34.09	28.50	0.055
September 30, 2018	95.06	85.26	0.50	34.50	31.75	0.055
December 31, 2018	90.00	75.51	0.50	34.20	27.74	0.055
2017
March 31, 2017	$67.00	$61.50	$0.46	$28.25	$23.70	$0.04
June 30, 2017	70.00	64.90	0.46	28.00	25.25	0.05
September 30, 2017	72.50	64.25	0.47	27.70	25.00	0.05
December 31, 2017	87.15	69.90	0.47	29.95	26.00	0.05

The following table presents the last reported sale price per share of Cambridge and Wellesley common stock, as reported on NASDAQ on December 4, 2019, the last full trading day prior to the public announcement of the proposed merger, and on            , 2020, the last practicable trading day prior to the date of this joint proxy statement/prospectus. The following table also presents the equivalent per share value of Cambridge common stock that Wellesley shareholders would receive for each share of their Wellesley common stock if the merger was completed on those dates:

	Cambridge Common Stock	Wellesley Common Stock	Equivalent Value Per Share of Wellesley Common Stock(1)
December 4, 2019	$76.36	$32.32	$44.29
, 2020

(1)	Calculated by multiplying the closing price of Cambridge common stock as of the specified date by the exchange ratio of 0.580.

The market value of Cambridge common stock to be issued in exchange for shares of Wellesley common stock upon the completion of the merger will not be known at the time of the Wellesley shareholder meeting. The above tables show only historical comparisons. Because the market price of Cambridge common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Wellesley shareholders in determining whether to approve the merger agreement. Shareholders are encouraged to obtain current market quotations for Cambridge common stock, and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 146.

The holders of Cambridge common stock receive dividends as and when declared by Cambridge’s board of directors out of statutory surplus or from net profits. Following the completion of the merger, subject to approval and declaration by Cambridge’s board of directors, Cambridge expects to continue paying quarterly cash dividends on a basis consistent with past practice. The current annualized rate of distribution on a share of Cambridge common stock is $2.04 per share. Following the merger, Cambridge anticipates that it will maintain its current dividend payout ratio on a combined company basis. However, the payment of dividends by Cambridge is subject to numerous factors, and no assurance can be given that Cambridge will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

Wellesley pays regular quarterly dividends of $0.06 per share. Except for this allowance, the merger agreement does not permit Wellesley to pay cash dividends.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Information Regarding Forward-Looking Statements” on page 45, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement.

Risks Related to the Merger

The value of the merger consideration will vary with changes in Cambridge’s stock price.

Upon completion of the merger, the outstanding shares of Wellesley common stock will be converted into the right to receive shares of Cambridge common stock. The ratio at which the shares will be converted is fixed at 0.580 shares of Cambridge common stock for each share of Wellesley common stock. There will be no adjustment in the exchange ratio for changes in the market price of Cambridge common stock. Any change in the price of Cambridge common stock will affect the aggregate value Wellesley shareholders will receive in the merger. Stock price changes may result from a variety of factors, including changes in businesses, operations and prospects, regulatory considerations, and general market and economic conditions. Many of these factors are beyond our control. Accordingly, at the time of the shareholder meetings, shareholders will not know the value of the stock consideration they will receive in the merger.

Shareholders may be unable to timely sell shares after completion of the merger.

There will be a time period between the completion of the merger and the time at which former Wellesley shareholders actually receive their shares of Cambridge common stock. Until shares are received, former Wellesley shareholders may not be able to sell their Cambridge shares in the open market and, therefore, may not be able to avoid losses resulting from any decrease, or secure gains resulting from any increase, in the trading price of Cambridge common stock during this period.

The market price of Cambridge common stock may decline as a result of the merger and the market price of Cambridge common stock after the consummation of the merger may be affected by factors different from those affecting the price of Cambridge common stock or Wellesley common stock before the merger.

The market price of Cambridge common stock may decline as a result of the merger if Cambridge does not achieve the perceived benefits of the merger or the effect of the merger on Cambridge’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, the consummation of the merger will result in the combination of two companies that currently operate as independent public companies. The business of Cambridge and the business of Wellesley differ. As a result, while Cambridge expects to benefit from certain synergies following the merger, Cambridge may also encounter new risks and liabilities associated with these differences. Following the merger, Cambridge’s and Wellesley’s shareholders will own interests in a combined company operating an expanded business and may not wish to continue to invest in Cambridge, or for other reasons may wish to dispose of some or all of Cambridge common stock. If, following the effective time of the merger, large amounts of Cambridge common stock are sold, the price of Cambridge common stock could decline.

Further, the results of operations of Cambridge and the market price of Cambridge common stock may be affected by factors different from those currently affecting the independent results of operations of each of Cambridge and Wellesley and the market price of Cambridge common stock and Wellesley common stock. Accordingly, Cambridge’s and Wellesley’s historical market prices and financial results may not be indicative of these matters for Cambridge after the merger.

For a discussion of the businesses of Cambridge and Wellesley and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 146.

Because the number of shares of Cambridge common stock exchanged per share of Wellesley common stock is fixed and will not be adjusted in the event of any change in Cambridge’s or Wellesley’s share price, the value of the common shares issued by Cambridge and received by Wellesley shareholders may be higher or lower at the closing of the merger than when the merger agreement was executed.

Upon the consummation of the merger, each share of common stock of Wellesley (other than shares of treasury stock) will be converted into 0.580 shares of common stock of Cambridge. The exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either Cambridge common stock or Wellesley common stock. Changes in the market price of shares of Cambridge common stock prior to the merger will affect the market value of the consideration that Wellesley shareholders will receive on the closing date of the merger. Stock price changes may result from a variety of factors (many of which are beyond Cambridge’s control), including the following factors:

•	market reaction to the announcement of the merger;

•	changes in Cambridge’s or Wellesley’s respective businesses, operations, assets, liabilities and prospects;

•	changes in market assessments of the business, operations, financial position and prospects of either company or the combined company;

•	market assessments of the likelihood that the merger will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the market prices of Cambridge common stock and Wellesley common stock;

•	the actual or perceived impact of U.S. monetary policy;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Cambridge and Wellesley operate; and

•	other factors beyond Cambridge’s control, including those described or referred to elsewhere in this “Risk Factors” section.

The market price of Cambridge common shares at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the dates of Cambridge’s and Wellesley’s shareholder meetings. As a result, the market value of the consideration for the merger represented by the exchange ratio also will vary.

Therefore, while the number of shares of Cambridge common stock to be issued per share of Wellesley common stock is fixed, (1) Cambridge shareholders cannot be sure of the market value of the consideration that will be paid to Wellesley shareholders upon completion of the merger and (2) Wellesley shareholders cannot be sure of the market value of the consideration they will receive upon completion of the merger.

Both Wellesley and Cambridge shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined company.

The merger will dilute the ownership position of Cambridge shareholders and result in Wellesley shareholders having an ownership stake in the combined company. Upon completion of the merger, each Wellesley shareholder will become a shareholder of Cambridge with a percentage ownership of the combined company that is much smaller than such shareholder’s current percentage ownership of Wellesley. It is expected that the former shareholders of Wellesley as a group will receive shares in the merger constituting approximately    % of the

outstanding shares of Cambridge common stock immediately after the merger. Furthermore, because shares of Cambridge common stock will be issued to existing Wellesley shareholders, current Cambridge shareholders will have their ownership and voting interests diluted by approximately    %. Accordingly, Cambridge shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Cambridge.

After the merger is completed, Wellesley shareholders will become Cambridge shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, Wellesley shareholders will become Cambridge shareholders. Differences in Wellesley’s charter and bylaws and Cambridge’s charter and bylaws will result in changes to the rights of Wellesley shareholders who become Cambridge shareholders. For more information, see “Comparison of Shareholder Rights,” beginning on page 126 of this joint proxy statement/prospectus.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Wellesley.

Until the completion of the merger, Wellesley is prohibited from soliciting, initiating, encouraging, or with some exceptions, considering any inquiries or proposals that may lead to a proposal or offer for a merger or other business combination transaction with any person other than Cambridge. In addition, Wellesley has agreed to pay a termination fee of $4,100,000 to Cambridge in specified circumstances. These provisions could discourage other companies from trying to acquire Wellesley even though those other companies might be willing to offer greater value to Wellesley shareholders than Cambridge has offered in the merger. The payment of the termination fee also could have a material adverse effect on Wellesley’s results of operations.

Wellesley will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Wellesley. These uncertainties may impair Wellesley’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers, suppliers and others who deal with Wellesley to seek to change existing business relationships with Wellesley. Wellesley employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with Cambridge.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the financial results of Wellesley and, following the merger, Cambridge. In addition, the merger agreement requires that Wellesley operate in the ordinary course of business consistent with past practice and restricts Wellesley from taking certain actions prior to the effective time of the merger or termination of the merger agreement. These restrictions may prevent Wellesley from retaining existing customers or pursuing attractive business opportunities that may arise prior to the completion of the merger.

Wellesley’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Wellesley shareholders.

In considering the information contained in this joint proxy statement/prospectus, you should be aware that Wellesley’s directors and certain executive officers have interests in the merger that are different from, or in addition to, the interests of Wellesley shareholders generally. These interests include, among other things:

•	the right to receive cash payments in exchange for cancellation of outstanding stock options, including unvested stock options;

•	the right to accelerated vesting of restricted stock awards;

•	the right of certain executive officers to receive cash payments in exchange for the termination of existing agreements with Wellesley;

•	the right of certain other executive officers to receive cash severance and continued employee benefits under certain circumstances;

•	the right to continued indemnification and liability insurance coverage by Cambridge after the merger for acts or omissions occurring before the merger; and

•	the right to three seats on each of Cambridge’s and Cambridge Trust Company’s board of directors, and any related compensation for such services.

Cambridge Trust Company entered into an offer letter and a change in control agreement with Thomas J. Fontaine regarding his continuing role with Cambridge Trust Company following the merger. See the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Wellesley’s Directors and Executive Officers in the Merger” beginning on page 98 for a discussion of these interests.

The unaudited pro forma financial data included in this joint proxy statement/prospectus is illustrative only, and may differ materially from Cambridge’s actual financial position and results of operations after the merger.

The unaudited pro forma financial data in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Cambridge’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflects adjustments, which are based on preliminary estimates, to record Wellesley’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary and final allocation of the purchase price will be based on the actual purchase price and the fair value of the assets and liabilities of Wellesley as of the date of the completion of the merger. As a result, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.

The fairness opinions received by the board of directors of Cambridge from Keefe, Bruyette & Woods, Inc., and the board of directors of Wellesley from Sandler O’Neill & Partners, L.P., respectively, prior to execution of the merger agreement do not reflect changes in circumstances subsequent to the date of the fairness opinions.

The opinion of KBW, Cambridge’s financial advisor in connection with the proposed merger, and the opinion of Sandler O’Neill, Wellesley’s financial advisor in connection with the proposed merger, were delivered to the boards of directors of Cambridge and Wellesley, respectively, on December 5, 2019. The opinions speak only as of the date of the opinions. The opinions do not reflect changes that may occur or may have occurred after the date of the opinions, including changes to the operations and prospects of Cambridge or Wellesley, changes in general market and economic conditions or regulatory or other factors. Any such changes may materially alter or affect the relative values of Cambridge and Wellesley.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, but are not limited to:

•

approval of (1) the merger agreement and the transactions contemplated thereby, including the issuance of Cambridge common stock in connection with the merger, by Cambridge shareholders and (2) the merger agreement by Wellesley shareholders;

•	receipt of required regulatory approvals;

•	absence of orders prohibiting the completion of the merger;

•	continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements; and

•	receipt by both parties of legal opinions from their respective tax counsels.

In addition, if the ratio of (i) the average closing price of Cambridge common stock over the 20 consecutive full trading days prior to, and including, the 10th day before the closing of the merger to (ii) the closing price of Cambridge common stock on the last trading day preceding the first public announcement of the merger is both (1) less than 80% and (2) 20 percentage points less than the comparable ratio for the NASDAQ Bank Index, Wellesley would have a right to terminate the merger agreement, unless Cambridge elects to increase the exchange ratio such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering this termination right. The closing price of Cambridge common stock on December 4, 2019, the last trading day preceding the first public announcement of the merger, was $76.36 per share. In order for this termination right to be triggered, the average closing price of Cambridge common stock over the measurement period will need to be less than $61.09 per share and Cambridge common stock will need to have underperformed the NASDAQ Bank Index over the measurement period by at least 20 percentage points. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination” beginning on page 123 for a more complete discussion of the circumstances under which the merger agreement could be terminated.

If the merger is not consummated by September 30, 2020, Cambridge or Wellesley may terminate the merger agreement.

Either Cambridge or Wellesley may terminate the merger agreement under certain circumstances, including if the merger has not been consummated by September 30, 2020. However, this termination right will not be available to a party if the failure to consummate the transaction by such is due to a material breach of the merger agreement by the party seeking to terminate the merger agreement.

The merger is subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the merger or adversely impact Cambridge’s and Wellesley’s ability to complete the merger.

The completion of the merger is subject to the satisfaction or waiver of a number of conditions. In addition, under circumstances specified in the merger agreement, Cambridge or Wellesley may terminate the merger agreement. While it is currently anticipated that the merger will be completed promptly following the receipt of all required regulatory approvals, there can be no assurance that the conditions to closing will be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these conditions from being satisfied. Accordingly, Cambridge or Wellesley cannot provide any assurances with respect to the timing of the closing of the merger, whether the merger will be completed at all and when Wellesley shareholders would receive the consideration for the merger, if at all. The price of Cambridge’s or Wellesley’s common stock may decline to the extent that the current market price of Cambridge’s or Wellesley’s common stock, respectively, reflects a market assumption that the merger will be consummated and that Cambridge or Wellesley, respectively, will realize certain anticipated benefits of the merger.

The merger and related transactions are subject to approval by shareholders of both Cambridge and Wellesley.

The merger cannot be completed unless (i) Wellesley’s shareholders approve the merger and the other transactions contemplated by the merger agreement by the affirmative vote of the holders of at least a majority of the Wellesley common stock outstanding and entitled to vote on the proposal and (ii) Cambridge’s shareholders approve the merger and the other transactions contemplated thereby, including the issuance of Cambridge common stock in connection with the merger, by the affirmative vote of the holders of at least two-thirds of all shares of Cambridge common stock outstanding and entitled to vote at the special meeting of Cambridge shareholders. If shareholder approval is not obtained by Wellesley’s or Cambridge’s shareholders, the merger and related transactions cannot be completed.

The merger is subject to the receipt of consents and approvals from governmental authorities that may delay the date of completion of the merger or impose conditions that could have an adverse effect on Cambridge.

Before the merger may be completed, various consents, approvals, waiver or non-objections must be obtained from state and federal governmental authorities, including the FDIC, the Federal Reserve, the MA Commissioner, the Massachusetts Housing Partnership, and the Co-Operative Central Bank. Satisfying the requirements of these governmental authorities may delay the date of completion of the merger. In addition, these governmental authorities may include conditions on the completion of the merger, or require changes to the terms of the merger. While Cambridge and Wellesley do not currently expect that any such conditions or changes would result in a material adverse effect on Cambridge, there can be no assurance that they will not, and such conditions or changes could have the effect of delaying completion of the merger, or imposing additional costs on or limiting the revenues of Cambridge following the merger, any of which might have a material adverse effect on Cambridge following the merger. The parties are not obligated to complete the merger should any regulatory approval contain a non-standard condition, restriction or requirement that the Cambridge board of directors reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Cambridge would not have entered into the merger agreement had such condition, restriction or requirement been known at the date of the merger agreement.

Failure to complete the merger could negatively impact the stock price of Cambridge and future businesses and financial results of Cambridge and Wellesley.

Completion of the merger is subject to the satisfaction or waiver of a number of conditions, including approval by Cambridge’s and Wellesley’s shareholders of the merger. Cambridge or Wellesley cannot guarantee when or if these conditions will be satisfied or that the merger will be successfully completed. The consummation of the merger may be delayed, the merger may be consummated on terms different than those contemplated by the merger agreement, or the merger may not be consummated at all. If the merger is not completed, or is completed on different terms than as contemplated by the merger agreement, Cambridge or Wellesley could be adversely affected and subject to a variety of risks associated with the failure to complete the merger, or to complete the merger as contemplated by the merger agreement, including the following:

•	Wellesley may be required, under certain circumstances, to pay Cambridge a termination fee of $4,100,000 under the merger agreement;

•	Cambridge and Wellesley could incur substantial costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees;

•

under the merger agreement, Wellesley is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies;

•

Cambridge’s and Wellesley’s management’s and employees’ attention may be diverted from their day-to-day business and operational matters as a result of efforts relating to attempting to consummate the merger;

•	Cambridge and Wellesley shareholders may be prevented from realizing the anticipated benefits of the merger;

•	the market price of Cambridge’s or Wellesley’s common stock could decline significantly; and

•	Cambridge or Wellesley could incur reputational harm due to the adverse perception of any failure to successfully complete the merger.

Any delay in the consummation of the merger or any uncertainty about the consummation of the merger on terms other than those contemplated by the merger agreement, or if the merger is not completed, could materially adversely affect Cambridge’s or Wellesley’s business, financial results and share price. In addition, if the merger is not completed, Cambridge may experience negative reactions from the financial markets, and Cambridge and/or Wellesley may experience negative reactions from their respective customers and employees. Cambridge and/or Wellesley also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Cambridge or Wellesley to perform their respective obligations under the merger agreement. If the merger is not completed, Cambridge and Wellesley cannot assure their respective shareholders that the risks described above will not materialize and will not materially affect the business and financial results of Cambridge and/or Wellesley and stock price of Cambridge.

Risks Related to the Combined Company if the Merger is Completed

The integration of the companies will present significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction.

The benefits and synergies expected to result from the proposed transaction will depend in part on whether the operations of Wellesley can be integrated in a timely and efficient manner with those of Cambridge. Cambridge will face challenges in consolidating its functions with those of Wellesley, and integrating the organizations, procedures and operations of the two businesses. The integration of Cambridge and Wellesley will be complex and time-consuming, and the management of both companies will have to dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from serving existing customers or other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Cambridge and Wellesley could result in the failure to achieve some of the anticipated benefits from the transaction, including cost savings and other operating efficiencies, and Cambridge may not be able to capitalize on the existing relationships of Wellesley to the extent anticipated, or it may take longer, or be more difficult or expensive than expected to achieve these goals. This could have an adverse effect on the business, results of operations, financial condition or prospects of Cambridge and/or Cambridge Trust Company after the transaction.

Unanticipated costs relating to the merger could reduce Cambridge’s future earnings per share.

Cambridge has incurred substantial legal, accounting, financial advisory and other costs, and Cambridge’s management has devoted considerable time and effort in connection with the merger. If the merger is not completed, Cambridge will bear certain fees and expenses associated with the merger without realizing the benefits of the merger. If the merger is completed, Cambridge expects to incur substantial expenses in connection with integrating the business, operations, network, systems, technologies, policies and procedures of the two companies. The fees and expenses may be significant and could have an adverse impact on Cambridge’s results of operations.

Cambridge and Cambridge Trust Company believe that each has reasonably estimated the likely costs of integrating the operations of Cambridge and Wellesley, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of the combined company. If unexpected costs are incurred, the merger could have a dilutive effect on Cambridge’s earnings per share. In other words, if the merger is completed, the earnings per share of Cambridge common stock could be less than anticipated or even less than if the merger had not been completed.

Estimates as to the future value of the combined company are inherently uncertain. You should not rely on such estimates without considering all of the information contained or incorporated by reference into this joint proxy statement/prospectus.

Any estimates as to the future value of the combined company, including estimates regarding the earnings per share of the combined company, are inherently uncertain. The future value of the combined company will depend upon, among other factors, the combined company’s ability to achieve projected revenue and earnings expectations and to realize the anticipated synergies described in this joint proxy statement/prospectus, all of which are subject to the risks and uncertainties described in this joint proxy statement/prospectus, including these risk factors. Accordingly, you should not rely upon any estimates as to the future value of the combined company, whether made before or after the date of this joint proxy statement/prospectus by Cambridge’s and Wellesley’s respective management or affiliates or others, without considering all of the information contained or incorporated by reference into this joint proxy statement/prospectus.

Following the merger, Cambridge may not continue to pay dividends at or above the rate currently paid by Cambridge.

Following the merger, Cambridge shareholders may not receive dividends at the same rate that they did as Cambridge shareholders prior to the merger for various reasons, including the following:

•	Cambridge may not have enough cash to pay such dividends due to changes in its cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in what amounts to make any future dividends will remain at all times entirely at the discretion of Cambridge’s board of directors, which reserves the right to change Cambridge’s dividend practices at any time and for any reason; and

•

the amount of dividends that Cambridge’s subsidiaries may distribute to Cambridge may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Cambridge’s shareholders will have no contractual or other legal right to dividends that have not been declared by Cambridge’s board of directors.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference into this joint proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Cambridge/Cambridge Trust Company and Wellesley/Wellesley Bank, including future financial and operating results and performance; statements about Cambridge’s and Wellesley’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based on the current beliefs and expectations of Cambridge’s and Wellesley’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Cambridge and Wellesley plans. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all;

•	the failure of the shareholders of Cambridge to approve the merger agreement, including the issuance of Cambridge common stock in connection with the merger;

•	the failure of the shareholders of Wellesley to approve the merger agreement;

•	the failure to obtain governmental approvals of the merger or the imposition of adverse regulatory conditions in connection with regulatory approvals of the merger;

•	disruptions to the parties’ businesses as a result of the announcement and pendency of the merger;

•	costs or difficulties related to the integration of the businesses following the merger;

•	operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

•	the risk that the future business operations of Cambridge or Wellesley will not be successful;

•	the risk that the anticipated benefits, cost savings and any other savings from the merger may not be fully realized or may take longer than expected to realize;

•	changes in the interest rate environment that reduce margins;

•	changes in the regulatory environment;

•	the highly competitive industry and market areas in which Cambridge and Wellesley operate;

•	general economic conditions, either nationally or regionally, resulting in, among other things, a deterioration in credit quality;

•	changes in credit market conditions leading to increases in Cambridge’s or Wellesley’s loan losses or level of non-performing loans;

•	changes in the securities markets which affect investment management revenues;

•	increases in FDIC deposit insurance premiums and assessments could adversely affect financial condition;

•	changes in technology used in the banking business;

•	the soundness of other financial services institutions which may adversely affect credit risk;

•	certain intangible assets may become impaired in the future;

•	internal controls and procedures may fail or be circumvented;

•	new lines of business or new products and services, which may pose additional risks;

•	changes in key management personnel which may adversely impact operations;

•

the effect on operations of governmental legislation and regulation, including changes in accounting regulation or standards, the nature and timing of the adoption and effectiveness of new requirements that may be enacted; and

•	severe weather, natural disasters, acts of war or terrorism and other external events which could significantly impact the business.

Additional factors that could cause Cambridge’s or Wellesley’s results to differ materially from those described in the forward-looking statements can be found in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 37, and Cambridge’s and Wellesley’s filings with the SEC, including Cambridge’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2018, and Wellesley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference into this joint proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Cambridge or Wellesley or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Cambridge and Wellesley undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

INFORMATION ABOUT THE COMPANIES

Cambridge Bancorp

Cambridge is a federally registered bank holding company headquartered in Cambridge, Massachusetts and was incorporated as a Massachusetts corporation in 1983. Cambridge is the parent company of Cambridge Trust Company, a Massachusetts trust company formed in 1890.

Cambridge Trust Company

Cambridge Trust Company is regulated by the MDB and the FDIC. Cambridge Trust Company has approximately $2.8 billion in assets and 16 banking offices in Massachusetts and New Hampshire.

Cambridge Trust Company operates 16 full-service private banking offices in Eastern Massachusetts and New Hampshire. Cambridge Trust Company is engaged principally in the business of attracting deposits from the public and investing those deposits. Cambridge Trust Company invests those funds in various types of loans, including residential and commercial real estate, and a variety of commercial and consumer loans, and also invests its deposits and borrowed funds in investment securities. Cambridge Trust Company has two wholly-owned Massachusetts security corporations, CTC Security Corporation and CTC Security Corporation III, for this purpose. Deposits at Cambridge Trust Company are insured by the FDIC for the maximum amount permitted by FDIC Regulations.

As a private bank, Cambridge Trust Company focuses on four core services that center around client needs. Cambridge Trust Company’s core services include Wealth Management, Commercial Banking, Residential Lending and Personal Banking. Cambridge Trust Company’s customers consist primarily of consumers and small- and medium-sized businesses in these communities and surrounding areas throughout Massachusetts and New Hampshire. Cambridge Trust Company’s Wealth Management Group has five offices, two in Boston, Massachusetts and three in New Hampshire in Concord, Manchester, and Portsmouth. The Wealth Management Group offers comprehensive investment management, as well as trust administration, estate settlement, and financial planning services. Cambridge’s wealth management clients value personal service and depend on the commitment and expertise of its experienced banking, investment, and fiduciary professionals. As of September 30, 2019, Cambridge had assets under management and administration of approximately $3.3 billion.

Cambridge Trust Company operates in Eastern Massachusetts and Southern New Hampshire. Its primary lending market includes Middlesex and Suffolk Counties in Massachusetts. Cambridge Trust Company benefits from the presence of numerous institutions of higher learning, medical care and research centers, a vibrant innovation economy in life sciences and technology, and the corporate headquarters of several significant financial service companies within the Boston area. Eastern Massachusetts also has many high technology companies employing personnel with specialized skills. These factors affect the demand for wealth management services, residential homes, multi-family apartments, office buildings, shopping centers, industrial warehouses, and other commercial properties.

Cambridge Trust Company’s lending area is primarily an urban market area with a substantial number of one-to-four unit residential properties, some of which are non-owner occupied, as well as apartment buildings, condominiums, office buildings, and retail space. As a result, its loan portfolio contains a significantly greater number of multi-family and commercial real estate loans compared to institutions that operate in non-urban markets. Cambridge Trust Company’s market area is located largely in the Boston-Cambridge-Quincy, Massachusetts/New Hampshire Metropolitan Statistical Area.

At September 30, 2019, Cambridge had $2.8 billion in assets, $2.4 billion in deposits and $243 million of shareholders’ equity.

Cambridge’s principal executive offices are located at 1336 Massachusetts Avenue, Cambridge, Massachusetts 02138, its phone number is (617) 520-5520 and its website is www.cambridgetrust.com. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

Wellesley Bancorp, Inc.

Wellesley was incorporated in September 2011 to be the holding company for Wellesley Bank following Wellesley Bank’s conversion from the mutual to stock form of ownership. On January 25, 2012, the conversion was completed and Wellesley Bank became the wholly-owned subsidiary of the Wellesley. Also on that date, Wellesley sold and issued 2,407,151 shares of its common stock at a price of $10.00 per share, through which Wellesley received net offering proceeds of $21.2 million. Wellesley’s principal business activity is the ownership of the outstanding shares of common stock of Wellesley Bank. Wellesley does not own or lease any property, but instead uses the premises, equipment and other property of Wellesley Bank, with the payment of appropriate rental fees, as required by applicable laws and regulations, under the terms of an expense allocation agreement entered into with Wellesley Bank.

At September 30, 2019, Wellesley had $985.9 million in assets, $758.7 million in deposits and $71.8 million of shareholders’ equity.

Wellesley Bank

Founded in 1911, Wellesley Bank is a Massachusetts chartered cooperative bank headquartered in Wellesley, Massachusetts. Wellesley Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its primary market areas of Wellesley, Newton, Needham, Cambridge, Boston and the surrounding communities. Wellesley Bank attracts deposits from the general public and uses those funds to originate primarily residential mortgage loans, commercial real estate loans and construction loans, commercial business loans, and, to a lesser extent, home equity lines of credit and other consumer loans. Wellesley Bank conducts its lending and deposit activities primarily with individuals and small businesses in its primary market areas. In addition, it also provides investment management services for high net worth individuals, families, businesses, private partnerships, nonprofit organizations, foundations and trusts through its wholly-owned subsidiary, Wellesley Investment Partners, LLC, a registered investment advisor.

Wellesley Bank’s and Wellesley’s executive offices are located at 100 Worcester Street, Suite 300, Wellesley, Massachusetts 02481 and its telephone number is (781) 235-2550.

Wellesley Bank’s website address is www.wellesleybank.com. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

THE SPECIAL MEETING OF CAMBRIDGE SHAREHOLDERS

This joint proxy statement/prospectus is being furnished to holders of Cambridge common stock for use at a special meeting of Cambridge shareholders and any adjournments or postponements thereof.

Date, Time and Place of the Special Meeting

Cambridge will hold its special meeting of shareholders at            on            , at            , local time.

Purpose of the Special Meeting

At the special meeting, Cambridge shareholders as of the record date will be asked to consider and vote on the following proposals:

1.

to approve the Agreement and Plan of Merger by and among Cambridge, Cambridge Trust Company, Wellesley, and Wellesley Bank, dated as of December 5, 2019, pursuant to which (i) Wellesley will merge with and into Cambridge, with Cambridge as the surviving entity, and (ii) Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity, and the other transactions contemplated thereby, including the issuance of Cambridge common stock, par value $1.00 per share, in connection with the proposed merger;

2.

to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger proposal.

Vote Required for Approval

The affirmative vote of at least two-thirds of the shares of Cambridge common stock entitled to vote at the special meeting of Cambridge shareholders is required to approve the merger proposal. The affirmative vote of at least a majority of the votes cast, in person or represented by proxy, at the special meeting is required to approve the adjournment proposal. Abstentions, failures to vote and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal, but will have no effect on the adjournment proposal.

Recommendation of the Cambridge Board of Directors

The Cambridge board of directors has approved the merger agreement, including the issuance of Cambridge common stock in connection with the merger, and recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of Cambridge common stock at the close of business on the record date of        , 2020, are entitled to notice of and to vote at Cambridge’s special meeting. As of the record date, there were            shares of Cambridge common stock outstanding, held of record by approximately            shareholders. Each holder of Cambridge common stock is entitled to one vote for each share of Cambridge common stock owned as of the record date.

A list of shareholders entitled to vote at the special meeting will be available for inspection at the special meeting and before the special meeting, during the period beginning two business days after notice of the meeting is given and upon written request by any Cambridge shareholder.

Quorum

A quorum of Cambridge shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of Cambridge common stock entitled to be cast are represented in person or by proxy at the special meeting, a quorum will exist. Your shares will be counted towards the quorum only if you submit a valid proxy or vote in person at the special meeting. Abstentions will be counted for purposes of determining whether a quorum is present. If there is no quorum, the holders of a majority of shares present at the special meeting in person or represented by proxy may adjourn the special meeting to another date.

Share Ownership of Management; Voting Agreements

As of the record date, the directors and executive officers of Cambridge and their affiliates collectively owned            shares of Cambridge common stock, or approximately            % of Cambridge’s outstanding shares.

Each of the directors and certain executive officers of Cambridge have entered into voting agreements, requiring each of them to vote all shares of Cambridge common stock beneficially owned by such person in favor of the merger proposal. As of the record date, these directors and executive officers held            shares of Cambridge common stock, which represented approximately            % of the outstanding shares of Cambridge common stock.

Voting of Proxies

If you are a Cambridge shareholder, the Cambridge board of directors requests that you return the proxy card accompanying this joint proxy statement/prospectus for use at the Cambridge special meeting. Please complete, date and sign the proxy card and promptly return it in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described on the enclosed instructions.

Instead of voting by mailing a proxy card, registered shareholders can vote their shares of Cambridge common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders’ identities, and allow shareholders to cast their vote and confirm that their vote has been recorded properly. Specific instructions for Internet and telephone voting are set forth on the proxy card. The deadline for voting via the Internet or by telephone is 11:59 p.m., local time, on            .

All properly signed proxies received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” each of the proposals.

If you have any questions concerning the merger, the other meeting matters or this joint proxy statement/prospectus or need assistance voting your shares please contact Michael F. Carotenuto, Chief Financial Officer and Corporate Secretary of Cambridge, at the address or telephone number listed below:

78 Blanchard Road, 5th Floor,

Burlington, Massachusetts 01803

Telephone: 617-520-5543

If you hold your shares of Cambridge common stock in “street name,” meaning in the name of a bank, broker or other nominee who is the record holder, you must either direct the record holder of your shares of Cambridge common stock how to vote your shares or obtain a proxy from the record holder to vote your shares in person at the special meeting.

If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of Cambridge common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” approval of the merger agreement, including the issuance of Cambridge common stock in connection with the merger, but will have no impact on the outcome of the adjournment proposal.

How to Revoke Your Proxy

If you are a Cambridge shareholder, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the Corporate Secretary, stating that you revoke your proxy;

•	submitting a new signed proxy card bearing a later date (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to the following address:

Cambridge Bancorp

78 Blanchard Road, 5th Floor

Burlington, Massachusetts 01803

Attention: Michael Carotenuto

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Voting in Person

If you are a Cambridge shareholder and plan to attend the Cambridge special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the special meeting, you must bring to the special meeting a legal proxy executed in your favor from the record holder of the shares (your broker, bank, or other nominee) authorizing you to vote at the special meeting.

Whether or not you plan to attend the special meeting, Cambridge requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for the proposal, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” the proposals.

Brokers who hold shares of Cambridge common stock in street name for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to the actions proposed in this joint proxy statement/prospectus without specific instructions from the customer. When a broker does not vote on a particular proposal because the broker does not have discretionary voting power with respect to a proposal and has not received voting instructions from the beneficial owner it is referred to as a broker non-vote.

If your broker holds your Cambridge stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker with this joint proxy statement/prospectus.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, or fill out the voting instruction form, if applicable. Abstentions and broker non-votes will be included in determining the presence of a quorum at the special meeting. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the approval of the merger agreement, including the issuance of Cambridge common stock in connection with the merger, but will have no impact on the outcome of the adjournment proposal.

Proxy Solicitation

If you are a Cambridge shareholder, the enclosed proxy is solicited by and on behalf of the Cambridge board of directors. Cambridge will pay the expenses of soliciting proxies to be voted at the Cambridge special meeting, including any attorneys’ and accountants’ fees, except Cambridge and Wellesley have each agreed to share equally the costs of printing this joint proxy statement/prospectus. Following the original mailing of the proxies and other soliciting materials, Cambridge and its agents may also solicit proxies by mail, telephone, facsimile or in person. No additional compensation will be paid to directors, officers or other employees of Cambridge for making these solicitations. Cambridge intends to reimburse persons who hold Cambridge common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

In addition, Cambridge has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $10,000 in total.

This joint proxy statement/prospectus and the proxy card are first being sent to Cambridge shareholders on or about            , 2020.

CAMBRIDGE PROPOSALS

Merger Proposal

Cambridge is requesting that holders of the outstanding shares of Cambridge common stock consider and vote on a proposal to approve the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the other transactions contemplated thereby, including the issuance of Cambridge common stock, in connection with the proposed merger. Approval of the merger proposal by Cambridge shareholders is a condition to the closing of the merger. If the merger proposal is not approved by Cambridge shareholders, the merger will not occur.

Vote Required for Approval

The affirmative vote of holders of at least two-thirds of the shares of Cambridge common stock entitled to vote at the special meeting of Cambridge shareholders is required to approve the merger agreement. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the approval of the merger agreement, including the issuance of Cambridge common stock in connection with the merger.

Recommendation of the Cambridge Board of Directors

THE CAMBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Adjournment Proposal

Cambridge is requesting that holders of the outstanding shares of Cambridge common stock consider and vote on a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement. Even though a quorum may be present at the special meeting, it is possible that Cambridge may not receive sufficient votes to approve the merger agreement by the time of the special meeting. In that event, Cambridge would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite shareholder approval to approve the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted on pursuant to the discretionary authority granted by the proxy card. The Cambridge board of directors retains full authority to the extent set forth in Cambridge’s articles of organization, or Cambridge’s amended and restated bylaws, and Massachusetts law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any Cambridge shareholders.

If Cambridge shareholders approve the adjournment proposal, Cambridge could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Cambridge shareholders who have previously voted. Cambridge is not required to notify shareholders of any adjournment if the new place, date and time are announced at the special meeting before adjournment. If, after the adjournment, a new record date is fixed for the adjourned special meeting, notice of the adjourned special meeting will be given to each shareholder of record entitled to vote at the special meeting.

Vote Required for Approval

The affirmative vote of at least a majority of the votes cast, in person or represented by proxy, at the special meeting is required to approve the proposal to adjourn the special meeting. Abstentions and broker non-votes are not counted as votes cast and will not affect the outcome of this proposal.

Recommendation of the Cambridge Board of Directors

THE CAMBRIDGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE ADJOURNMENT PROPOSAL.

THE SPECIAL MEETING OF WELLESLEY SHAREHOLDERS

This joint proxy statement/prospectus is being furnished to holders of Wellesley common stock for use at a special meeting of Wellesley shareholders and any adjournments or postponements thereof.

Date, Time and Place of the Special Meeting

Wellesley will hold its special meeting of shareholders at            on            , at            , local time.

Purpose of the Special Meeting

At the special meeting, Wellesley shareholders as of the record date will be asked to consider and vote on the following proposals:

1.

to approve the Agreement and Plan of Merger by and among Cambridge, Cambridge Trust Company, Wellesley, and Wellesley Bank, dated as of December 5, 2019, pursuant to which (i) Wellesley will merge with and into Cambridge, with Cambridge as the surviving entity, and (ii) Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity; and

2.	to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Wellesley in connection with the merger; and

3.

to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger proposal.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares of Wellesley common stock outstanding and entitled to vote at the special meeting is required to approve the merger proposal. The affirmative vote of a majority of votes cast on the proposal is required to approve each of the advisory proposal on specified compensation and the adjournment proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal, but will have no effect on the advisory proposal on specified compensation and the adjournment proposal.

Recommendation of the Wellesley Board of Directors

The Wellesley board of directors has approved the merger agreement and recommends that you vote your shares “FOR” approval of the merger agreement, “FOR” the advisory proposal on specified compensation, and “FOR” the adjournment proposal.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of Wellesley common stock at the close of business on the record date of            , 2020, are entitled to notice of and to vote at Wellesley’s special meeting. As of the record date, there were            shares of Wellesley common stock outstanding, held of record by approximately            shareholders. Each holder of Wellesley common stock is entitled to one vote for each share of Wellesley common stock owned as of the record date.

A list of shareholders entitled to vote at the special meeting will be available for inspection at the special meeting and before the special meeting, during the period beginning two business days after notice of the meeting is given and upon written request by any Wellesley shareholder.

Quorum

A quorum of Wellesley shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of Wellesley common stock entitled to be cast are represented in person or by proxy at the special meeting, a quorum will exist. Your shares will be counted towards the quorum only if you submit a valid proxy or vote in person at the special meeting. Abstentions will be counted for purposes of determining whether a quorum is present. If there is no quorum, the holders of a majority of shares present at the special meeting in person or represented by proxy may adjourn the special meeting to another date.

Share Ownership of Management; Voting Agreements

As of the record date, the directors and executive officers of Wellesley and their affiliates collectively owned            shares of Wellesley common stock, or approximately            % of Wellesley’s outstanding shares.

Each of the directors and certain executive officers of Wellesley have entered into a voting agreement with Cambridge, requiring each of them to vote all shares of Wellesley common stock beneficially owned by such person in favor of the merger proposal. As of the record date, these directors and executive officers held shares of Wellesley common stock, which represented approximately            % of the outstanding shares of Wellesley common stock.

When considering the Wellesley board of directors’ recommendation that you vote in favor of the approval of the merger agreement, you should be aware that the directors and certain executive officers of Wellesley have interests in the merger that may be different from, or in addition to, the interests of shareholders of Wellesley. See “The Merger—Interests of Wellesley’s Directors and Executive Officers in the Merger” beginning on page 98.

Voting of Proxies

If you are a Wellesley shareholder, the Wellesley board of directors requests that you return the proxy card accompanying this joint proxy statement/prospectus for use at the Wellesley special meeting. Please complete, date and sign the proxy card and promptly return it in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described on the enclosed instructions.

Instead of voting by mailing a proxy card, shareholders can vote their shares of Wellesley common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders’ identities, and allow shareholders to cast their vote and confirm that their vote has been recorded properly. Specific instructions for Internet and telephone voting are set forth on the proxy card. The deadline for voting via the Internet or by telephone is 11:59 p.m., local time, on            .

All properly signed proxies received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” each proposal.

If you have any questions concerning the merger, the other meeting matters or this joint proxy statement/prospectus or need assistance voting your shares, please contact Michael W. Dvorak, Chief Financial Officer and Chief Operating Officer of Wellesley, at the address or telephone number listed below:

100 Worcester Street, Suite 300

Wellesley, MA 02481

(781) 489-7606

If you hold your shares of Wellesley common stock in “street name,” meaning in the name of a bank, broker or other nominee who is the record holder, you must either direct the record holder of your shares of Wellesley common stock how to vote your shares or obtain a proxy from the record holder to vote your shares in person at the special meeting.

Participants in the ESOP or the 401(k) Plan

If you participate in the ESOP or if you invest in Wellesley common stock through the 401(k) plan, you will receive a voting instruction form for the plans in which you participate that reflects all shares you may direct the trustee to vote on your behalf under such plans. Under the terms of the ESOP, all allocated shares of Wellesley common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Wellesley common stock held by the ESOP and allocated shares for which it does not receive timely voting instructions in a manner calculated to most accurately reflect the instructions the ESOP trustee receives from participants regarding the shares of common stock deemed allocated to their accounts, subject to the exercise of the trustee’s fiduciary duties. Under the terms of the 401(k) Plan, a participant may direct the stock fund trustee how to vote the shares credited to his or her account. The stock fund trustee will vote all shares for which timely voting instructions are not received in the same proportion as shares for which the trustees received voting instructions.

If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of Wellesley common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” approval of the merger agreement, but will have no impact on the outcome of the advisory proposal on specified compensation and the adjournment proposal.

How to Revoke Your Proxy

If you are a Wellesley shareholder, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the Corporate Secretary of Wellesley, stating that you revoke your proxy;

•	submitting a new signed proxy card bearing a later date (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to the following address:

Wellesley Bancorp, Inc.

100 Worcester Street, Suite 300

Wellesley, MA 02481

Attention: Michael W. Dvorak

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Voting in Person

If you are a Wellesley shareholder and plan to attend the Wellesley special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the special meeting, you must bring to the special meeting a legal proxy executed in your favor from the record holder of the shares (your broker, bank, or other nominee) authorizing you to vote at the special meeting.

Whether or not you plan to attend the special meeting, Wellesley requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described on the enclosed instructions. This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for the proposal, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” the proposals.

Brokers who hold shares of Wellesley common stock in street name for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to the actions proposed in this joint proxy statement/prospectus without specific instructions from the customer. When a broker does not vote on a particular proposal because the broker does not have discretionary voting power with respect to a proposal and has not received voting instructions from the beneficial owner it is referred to as a broker non-vote. If your broker holds your Wellesley stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker with this joint proxy statement/prospectus.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, or fill out the voting instruction form, if applicable. Abstentions and broker non-votes will be included in determining the presence of a quorum at the special meeting. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the approval of the merger agreement, but will have no effect on the advisory proposal on specified compensation or the adjournment proposal.

Proxy Solicitation

If you are a Wellesley shareholder, the enclosed proxy is solicited by and on behalf of the Wellesley board of directors. Wellesley will pay the expenses of soliciting proxies to be voted at the special meeting, including any attorneys’ and accountants’ fees, except Wellesley and Cambridge have each agreed to share equally the costs of printing this joint proxy statement/prospectus. Following the original mailing of the proxies and other soliciting materials, Wellesley and its agents may also solicit proxies by mail, telephone, facsimile or in person. No additional compensation will be paid to directors, officers or other employees of Wellesley for making these solicitations. Wellesley intends to reimburse persons who hold Wellesley common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

This joint proxy statement/prospectus and the proxy card are first being sent to Wellesley shareholders on or about            , 2020.

Stock Certificates

If you are a Wellesley shareholder, you should not send in any certificates representing Wellesley common stock with the proxy card. You will receive instructions for the exchange of your certificates representing Wellesley common stock prior to the closing of the merger.

WELLESLEY PROPOSALS

Merger Proposal

Wellesley is requesting that holders of the outstanding shares of Wellesley common stock consider and vote on a proposal to approve the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Approval of the merger proposal by Wellesley shareholders is a condition to the closing of the merger. If the merger proposal is not approved by Wellesley shareholders, the merger will not occur.

Vote Required for Approval

The affirmative vote of holders of a majority of the shares of Wellesley common stock entitled to vote at the special meeting of Wellesley shareholders is required to approve the merger agreement. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the approval of the merger agreement.

Recommendation of the Wellesley Board of Directors

THE WELLESLEY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Advisory Proposal on Specified Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Wellesley is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be payable to its named executive officers in connection with the merger, the value of which is set forth in the table included in the section of this document entitled “The Merger—Merger-Related Compensation for Wellesley’s Named Executive Officers.” As required by Section 14A of the Exchange Act, Wellesley is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Wellesley’s named executive officers in connection with the merger, as disclosed in the table in the section of the joint proxy statement/prospectus statement entitled “The Merger—Merger-Related Compensation for Wellesley’s Named Executive Officers,” including the associated narrative discussion, are hereby APPROVED.”

The vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger proposal. Accordingly, a shareholder may vote to approve the executive compensation and vote not to approve the merger proposal and vice versa. Because the vote is advisory in nature only, it will not be binding on either Wellesley or Cambridge. Accordingly, because Wellesley is contractually obligated to pay the compensation, the compensation will be payable, subject only to the conditions applicable thereto, if the merger proposal is approved and regardless of the outcome of the advisory vote.

Vote Required for Approval

The affirmative vote of a majority of votes cast on the proposal is required to approve the advisory proposal on specified compensation. Abstentions and broker non-votes are not counted as votes cast and will not affect the outcome of this proposal.

Recommendation of the Wellesley Board of Directors

THE WELLESLEY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE ADVISORY PROPOSAL ON SPECIFIED COMPENSATION.

Adjournment Proposal

Wellesley is requesting that holders of the outstanding shares of Wellesley common stock consider and vote on a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement. Even though a quorum may be present at the special meeting, it is possible that Wellesley may not receive sufficient votes to approve the merger agreement by the time of the special meeting. In that event, Wellesley would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite shareholder approval to approve the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted on pursuant to the discretionary authority granted by the proxy card. The Wellesley board of directors retains full authority to the extent set forth in Wellesley’s articles of incorporation, or Wellesley’s amended and restated bylaws, and Maryland law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any Wellesley shareholders.

If Wellesley shareholders approve the adjournment proposal, Wellesley could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Wellesley shareholders who have previously voted. Wellesley is not required to notify shareholders of any adjournment if the new place, date and time are announced at the special meeting before adjournment. If, after the adjournment, a new record date is fixed for the adjourned special meeting, notice of the adjourned special meeting will be given to each shareholder of record entitled to vote at the special meeting.

Vote Required for Approval

The affirmative vote of a majority of votes cast on the proposal is required to approve the proposal to adjourn the special meeting. Abstentions and broker non-votes are not counted as votes cast and will not affect the outcome of this proposal.

Recommendation of the Wellesley Board of Directors

THE WELLESLEY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE ADJOURNMENT PROPOSAL.

THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement and other documents attached as annexes to this joint proxy statement/prospectus. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement and other documents attached as annexes to this joint proxy statement/ prospectus, for a more complete understanding of the merger.

General

On December 5, 2019, the boards of directors of Cambridge, Cambridge Trust Company, Wellesley, and Wellesley Bank, each approved a merger agreement among Cambridge, Cambridge Trust Company, Wellesley, and Wellesley Bank pursuant to which (i) Wellesley will merge with and into Cambridge, with Cambridge as the surviving entity, and (ii) Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity.

Wellesley shareholders will receive 0.580 shares of Cambridge common stock for each share of Wellesley common stock they own, on the effective date of the merger. Wellesley shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.

See “The Merger Agreement,” beginning on page 109, for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

The boards of directors and management teams of Cambridge and Wellesley periodically and in the ordinary course have, from time to time, evaluated and considered a variety of financial and strategic opportunities as part of their respective long-term strategies to enhance value for their shareholders, including potential acquisitions, divestitures, business combinations and other transactions.

Additionally, the Wellesley board of directors has regularly reviewed and discussed Wellesley’s business strategy, performance and prospects in the context of the national and local economic environment, developments in the regulation of financial institutions and the competitive landscape. Among other things, these reviews and discussions have included possible strategic initiatives available to Wellesley, such as capital management strategies, potential acquisitions, and business combinations involving other financial institutions. These reviews and discussions included analyses of the mergers and acquisitions environment, including multiples and premiums being paid, and an assessment of potential partners for Wellesley. In connection with the evaluation of these strategic alternatives, Thomas J. Fontaine, President and Chief Executive Officer of Wellesley, has had, from time to time, informal discussions with representatives of other financial institutions, including Cambridge, and has regularly updated the Wellesley board of directors regarding such discussions.

On May 2, 2019, Mr. Fontaine met with Denis K. Sheahan, President and Chief Executive Officer of Cambridge in Waltham, Massachusetts for a general discussion of the financial services industry, the local and regional economic environment and the businesses of the two institutions. During this meeting, Messrs. Fontaine and Sheahan briefly discussed the potential combination of Wellesley and Cambridge, but they did not discuss any specific terms of any such combination.

On June 26, 2019, the Wellesley board of directors held a special meeting at Wellesley’s strategic planning retreat that was attended by representatives of Sandler O’Neill & Partners, L.P., which we refer to as Sandler O’Neill, and by representatives of Kilpatrick Townsend & Stockton LLP, which we refer to as Kilpatrick Townsend. At this meeting, the Wellesley board of directors discussed the future and strategic plans of

Wellesley. Representatives of Sandler O’Neill provided the Wellesley board of directors with an overview of the current mergers and acquisitions market with respect to financial institutions generally and Wellesley in particular. Representatives of Sandler O’Neill reviewed, and the Wellesley board of directors discussed, Wellesley’s strategic plan and its prospects for creation of shareholder value through organic growth, the viability of growth through acquisition, and the potential creation of value through a strategic business combination with another financial institution. The Sandler O’Neill representatives provided a preliminary ability to pay analysis for potential strategic partners. The Sandler O’Neill representatives then provided general financial and market information about each of the potential strategic partners. It appeared that two banks in particular, including Cambridge, were determined to be the financial institutions best positioned to pay the highest value consideration in a business combination with Wellesley. A representative of Kilpatrick Townsend reviewed with the Wellesley board of directors the applicable legal standards in connection with a possible business combination.

The Wellesley board of directors discussed the risks and challenges associated with the path of independence and organic growth, including the competition for low cost deposits and the need for deposits to fund loan growth, the challenges of growing the wealth management business, the attractiveness of potential acquisition targets and likelihood of successfully consummating an acquisition, and the potential benefits associated with various strategic business combinations. The Wellesley board of directors believed that Cambridge was the strongest possible partner for a business combination as having a strong strategic fit based on various factors, including its business model, strong currency, corporate culture, strong core deposit base, established and growing wealth management business, financial capacity to engage in a transaction, geographic footprint, the synergies that could result from a business combination involving the two companies and the likelihood that Wellesley employees and communities would be best served by such a strategic partnership. As a result of this discussion, the Wellesley board of directors authorized Mr. Fontaine to contact Cambridge management to have discussions with Cambridge to determine Cambridge’s interest in evaluating a business combination with Wellesley and to further evaluate whether such a business combination would be in the best interest of Wellesley’s shareholders.

Mr. Fontaine contacted Mr. Sheahan, President and Chief Executive Officer of Cambridge to request a meeting, and the two met in Boston, Massachusetts on July 10, 2019. Their discussion focused on the Massachusetts and New England banking markets, their respective companies’ business models and strategies and the potential operational and cultural fit between Cambridge and Wellesley. In particular, they discussed the similarity of their respective companies’ efforts to grow their wealth management businesses, the competition for low cost core deposits, their need to generate additional earnings power and the synergies that might be achieved in combining the two organizations. No specific terms of a business combination were discussed. At the conclusion of the meeting, Mr. Fontaine and Mr. Sheahan agreed that the parties should enter into a non-disclosure agreement to enable them to discuss a potential business combination.

On July 11, 2019, Wellesley and Cambridge entered into a mutual non-disclosure agreement.

At the regular meeting of the Wellesley board of directors held on July 24, 2019, Mr. Fontaine updated the directors on his meetings and discussions with Mr. Sheahan. Following a detailed discussion on the potential business combination between Wellesley and Cambridge, the Wellesley board of directors authorized management to provide additional non-public information to Cambridge through the electronic data room established for the parties. The Wellesley board of directors also appointed a Strategic Committee to assist the Wellesley board of directors with performing a thorough and detailed analysis of whether a business combination with Cambridge was in the best interests of Wellesley and its shareholders, and to participate in negotiations with Cambridge with respect to such potential business combination, subject to the Wellesley board of directors’ approval of the definitive terms of any such proposed business combination. The Strategic Committee was comprised of Simon R. Gerlin, Wellesley’s Lead Independent Director, Kathryn M. Hinderhofer, James J. Malerba, and Mr. Fontaine.

On July 26, 2019, Wellesley formally retained Sandler O’Neill as Wellesley’s financial advisor for evaluating a potential business combination with Cambridge, based on, among other factors, Sandler O’Neill’s reputation, experience in mergers and acquisitions, valuations, financing and capital markets and its familiarity with Wellesley, Wellesley’s strategic goals and the industry in which Wellesley operates.

Over the following weeks, Cambridge performed due diligence on Wellesley, and Mr. Fontaine and members of Wellesley senior management continued discussions with Mr. Sheahan and members of Cambridge senior management regarding the viability of a potential business combination with Cambridge. During this time Mr. Fontaine regularly consulted with representatives of Sandler O’Neill and Kilpatrick Townsend and with the members of the Strategic Committee regarding the ongoing discussions with Cambridge.

On August 13, 2019, Cambridge engaged Keefe, Bruyette & Woods, Inc., which we refer to as KBW, to act as its financial advisor in connection with a possible transaction based on, among other factors, KBW’s reputation as a nationally-recognized investment banking firm, experience in mergers and acquisitions and capital markets and its familiarity with the industry in which Cambridge operates.

On August 20, 2019, the Strategic Committee of the Wellesley board of directors held a telephonic meeting in which representatives of Sandler O’Neill and Kilpatrick Townsend participated. Representatives of Sandler O’Neill provided the Wellesley board of directors with an updated overview of the current mergers and acquisitions market with respect to financial institutions generally and Wellesley and Cambridge in particular, including a review of updated stock prices and market valuations that impacted potential transaction values and external factors that negatively impacted valuations, including stagnant earnings growth, net interest margin compression from recent Federal Reserve rate cuts, further suppressed global interest rates and yield curve inversion, trade and currency wars, investors’ fears of a recession and continued market volatility. Mr. Fontaine provided the Strategic Committee with an update as to his discussions with members of Cambridge senior management and Cambridge’s ongoing due diligence review of Wellesley regarding a potential business combination between Cambridge and Wellesley. The Strategic Committee determined to present the information discussed at this meeting at a regularly scheduled meeting of the Wellesley board of directors to be held on August 28, 2019.

At the regular meeting of the Wellesley board of directors held on August 28, 2019, Mr. Fontaine updated the Wellesley board of directors regarding the ongoing discussions and due diligence review of the potential business combination with Cambridge. The Wellesley board of directors was provided with Sandler O’Neill’s updated presentation that was provided to the Strategic Committee on August 20, 2019. The Wellesley board of directors then engaged in robust discussion regarding the advantages and disadvantages of pursuing and entering into a business combination with Cambridge. The Wellesley board of directors determined to continue discussions with Cambridge and to allow Cambridge to complete its due diligence process so as to enable Cambridge to provide an indicative price and deal structure for a business combination that the Wellesley board of directors could further evaluate. The Wellesley board of directors authorized management to provide additional non-public information to Cambridge through the electronic data room established for the process and authorized Mr. Fontaine to inform Cambridge that Wellesley would be interested in pursuing a business combination with Cambridge if Cambridge provided a fair value to Wellesley shareholders, representation on the management team of the combined company, and representation on the Cambridge board of directors commensurate with the percentage interest of Wellesley shareholders in the combined company.

On August 29, 2019, Mr. Sheahan, Mr. Fontaine and other members of Wellesley and Cambridge senior management, together with representatives of Sandler O’Neill and KBW, held a meeting to discuss the financial modeling of a potential business combination between Wellesley and Cambridge.

On September 10, 2019, Mr. Sheahan informed Mr. Fontaine that the Cambridge board of directors had an interest in a possible transaction and had authorized Mr. Sheahan to prepare preliminary pro forma financial information to determine if a transaction could be structured that would be financially attractive to both parties. Mr. Fontaine acknowledged Wellesley’s interest in continuing to evaluate a business combination with Cambridge if the merger consideration to be paid to Wellesley shareholders would be sufficient for Wellesley shareholders and if the interests of all Wellesley constituents were sufficiently addressed in the proposed business combination. Mr. Fontaine also advised that the Wellesley shareholders would need to be well represented on the Cambridge board of directors.

On September 10, 2019, in accordance with Cambridge’s directives, representatives of KBW verbally informed representatives of Sandler O’Neill that Cambridge had established, based on metrics widely used in the current mergers and acquisitions market, certain parameters regarding the level of earnings accretion, tangible book value dilution and earn-back period that would have to be met in order for Cambridge to proceed with the transaction. KBW relayed that, based on those metrics and Cambridge’s review of publicly available information regarding Wellesley and limited scope due diligence review, Cambridge’s proposed price was $43.00 per share, which equated to 0.5667 shares of Cambridge common stock as of market close on September 9, 2019. Cambridge would also offer to add two then current members of the Wellesley board of directors to the Cambridge board of directors.

Later on September 10, 2019, the Strategic Committee of the Wellesley board of directors held a telephonic meeting to discuss Cambridge’s proposal with representatives of Sandler O’Neill and Kilpatrick Townsend. At the conclusion of the meeting, the Strategic Committee determined that the price being proposed was a good starting point for negotiations.

On September 12, 2019, Mr. Sheahan, Mr. Fontaine and other members of Wellesley and Cambridge senior management, together with representatives of Sandler O’Neill and KBW, held a telephonic meeting to discuss the financial modeling of a potential business combination between Wellesley and Cambridge and to discuss the assumptions reflected in Cambridge’s September 10, 2019 offer.

Later on September 12, 2019, the Wellesley board of directors held a special telephonic meeting to discuss Cambridge’s proposed offer, including the advantages and disadvantages of a fixed exchange ratio versus a fixed price. At the conclusion of the meeting, the Wellesley board of directors, based on the information previously provided to the Wellesley board of directors, including Sandler O’Neill’s assessment of the range of what Cambridge was able to pay, and preliminary indications of what Cambridge would be willing to pay, instructed Sandler O’Neill to propose to Cambridge an increase in the exchange ratio to 0.5850 shares. Representatives of Sandler O’Neill communicated this request to representatives of KBW.

On September 13, 2019 and September 20, 2019, Mr. Fontaine and Mr. Sheahan continued to discuss the Wellesley board of directors’ request to increase the exchange ratio and the number of board seats represented by Wellesley’s board. During this meeting, Mr. Sheahan informed Mr. Fontaine that Cambridge had agreed to increase the exchange ratio to 0.5760 shares.

On September 20, 2019, the Strategic Committee of the Wellesley board of directors, together with representatives of Sandler O’Neill and Kilpatrick Townsend, held a telephonic meeting to discuss the continued negotiations with Cambridge. Mr. Fontaine notified the committee that he and representatives of Sandler O’Neill had communicated the Wellesley board of directors’ request to increase the exchange ratio to 0.5850 shares, and that Cambridge had agreed to increase the exchange ratio to 0.5760 shares. The Wellesley board of directors then discussed that Cambridge’s stock price had since traded higher, and that the implied value of the merger consideration, taking the increased exchange ratio and higher stock price into consideration, was $45.79 per share. At the conclusion of the meeting, the Strategic Committee determined that the exchange ratio of 0.5760 shares was acceptable. Given the expected ownership interest in Cambridge that Wellesley shareholders would have following the contemplated business combination, the Strategic Committee also instructed management to request that three members of the Wellesley board of directors be appointed to the board of the combined company. The Strategic Committee’s counteroffer was communicated to Cambridge on September 23, 2019.

On September 24, 2019, Cambridge delivered a non-binding indication of interest letter that proposed the acquisition of Wellesley by Cambridge at a price of 0.5760 shares of Cambridge common stock per share of

Wellesley common stock in an all-stock transaction utilizing a fixed exchange ratio. The indication of interest letter required that Wellesley agree to a 30-day period of exclusive negotiations, with an automatic 15-day extension if the parties were continuing to negotiate in good faith.

On September 25, 2019, the Wellesley board of directors held a meeting at which Mr. Fontaine updated the Wellesley board of directors on the preliminary discussions with Cambridge. The Wellesley board of directors discussed Cambridge’s non-binding indication of interest and mutual exclusivity agreement. Cambridge’s letter provided for an exchange ratio of 0.5760 shares which, based upon a 10-day average closing price of Cambridge’s stock over the period ending September 24, 2019, represented a price of $45.47 per share. Cambridge also offered to appoint three members of Wellesley’s board of directors to the Cambridge and Cambridge Trust boards of directors. The non-binding indication of interest and exclusivity agreement was discussed in detail. An updated presentation by Sandler regarding the deal metrics was provided and the Wellesley board of directors expressed it was impressed with the thoughtfulness of the indication of interest and its tone around social issues and expense reductions. The Wellesley board of directors engaged in a robust discussion of the advantages and disadvantages of engaging in a business combination with Cambridge at this time. There was significant discussion regarding the use of a fixed exchange ratio, the process and timing for calculating the exchange ratio, and the impact on both Wellesley and Cambridge shareholders of using a fixed exchange ratio. Representatives of Sandler O’Neill presented to the Wellesley board of directors an analysis of the financial condition and trading prices of Wellesley and Cambridge common stock, its views on valuation and a pro forma analysis of the proposed transaction. At the conclusion of the meeting, the Wellesley board of directors determined to request that the exclusivity period in the indication of interest be shortened if negotiations break down during the due diligence period and authorized the Strategic Committee to negotiate the indication of interest.

Over the next several days, Mr. Fontaine and Mr. Sheahan discussed possible revisions to the indication of interest letter that would make the proposal more attractive for Wellesley’s shareholders, including providing more specificity as to how the merger consideration was determined, the number of directors that would be added to the Cambridge board of directors and the role that Mr. Fontaine would play in the combined company.

On September 27, 2019, the Strategic Committee of the Wellesley board of directors, together with representatives of Sandler O’Neill and Kilpatrick Townsend, held a telephonic meeting to discuss the negotiations regarding and revisions to Cambridge’s non-binding indication of interest and exclusivity agreement. At the conclusion of the meeting, the Strategic Committee authorized Mr. Fontaine to execute the non-binding indication of interest and exclusivity agreement with Cambridge.

During the next 30 days Wellesley reviewed business lines, cost savings, earnings projections under various rate environments and filled the data room with requested information and made other members of the management team available for discussion with Cambridge. During this time, there were multiple communications between Mr. Fontaine and Mr. Sheahan regarding to the potential business combination. Most notably, Mr. Sheahan informed Mr. Fontaine of a $1.2 million charge-off resulting from an acquired loan. As a result, the Wellesley Strategic Committee determined to temporarily halt negotiations regarding the potential business combination until the Strategic Committee was able to assess the market impact of Cambridge’s public release of information related to the charge-off. Following the release of Cambridge’s third quarter results, negotiations regarding the potential transaction resumed. As part of these negotiations, the Strategic Committee determined to request that Cambridge increase the exchange ratio, after taking into consideration various factors, including Wellesley’s expected contribution to the combined company and lower than previously projected expenses to be incurred for terminating certain compensation arrangements in advance of the proposed transaction and the change in Cambridge’s stock price following its third quarter earnings release.

At the regular meeting of the Cambridge board of directors held on October 21, 2019, Cambridge senior management provided an update on the negotiations with Wellesley.

On October 30, 2019, Cambridge delivered an updated non-binding indication of interest letter that proposed the acquisition of Wellesley by Cambridge at a price of 0.580 shares of Cambridge common stock in an all-stock transaction utilizing a fixed exchange ratio.

On November 6, 2019, the Strategic Committee met telephonically to discuss Cambridge’s updated proposal. At the conclusion of the meeting the Strategic Committee determined to proceed with the evaluation and negotiation of the transaction, including conducting reverse due diligence on Cambridge.

On November 11, 2019, Cambridge began to make available to Wellesley additional non-public information, including information regarding its loans, investments and deposits, credit quality, vendor contracts, revenues and operating expenses.

On November 13, 2019, Cambridge and Hogan Lovells provided Wellesley and Kilpatrick Townsend with an initial draft merger agreement for the proposed transaction. Over the following days, Kilpatrick Townsend and Hogan Lovells exchanged drafts of the merger agreement and Hogan Lovells provided drafts of other transaction documents, including voting agreements to be entered into by the Wellesley and Cambridge directors and a settlement agreement and non-competition agreement to be entered into by Mr. Fontaine in connection with the merger agreement, and the two firms worked towards finalizing the terms and conditions of the transaction. During this period, Wellesley and Cambridge continued their reciprocal due diligence efforts.

On November 19, 2019, representatives of Wellesley, Sandler O’Neill and Kilpatrick Townsend met with representatives of Cambridge, KBW and Hogan Lovells and engaged in detailed discussions regarding various aspects of the parties’ businesses.

On November 20, 2019, the Wellesley board of directors held a regular meeting at which Mr. Fontaine updated the Wellesley board of directors regarding Wellesley’s due diligence review of Cambridge. Following a detailed discussion, the Wellesley board of directors determined to proceed with negotiation of the definitive merger agreement and authorized Mr. Fontaine to execute the updated non-binding indication of interest letter.

On December 2, 2019, the Cambridge board of directors met to consider the draft merger agreement as negotiated to date. Representatives of KBW and Hogan Lovells participated in the meeting. At the meeting, KBW reviewed the financial aspects of the proposed transaction. Hogan Lovells reviewed the specific terms of the merger agreement and the process involved in negotiating its terms. The Cambridge board of directors considered all these matters and determined to continue negotiating the proposed transaction.

At a meeting held on December 5, 2019, which was attended by members of Wellesley’s senior executive management and representatives of Sandler O’Neill and Kilpatrick Townsend, the Wellesley board of directors considered the approval of the merger agreement and the transactions contemplated by the merger agreement. The Wellesley board of directors had been provided with a set of meeting materials in advance of the meeting, including the merger agreement and a summary of the material terms of the merger agreement prepared by Kilpatrick Townsend. At the meeting, representatives of Sandler O’Neill reviewed with the Wellesley board of directors Sandler O’Neill’s financial analysis of the transaction and rendered its oral opinion, which was subsequently confirmed in writing (a copy of which is attached to this joint proxy statement/prospectus as Annex B), to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Wellesley common stock. Representatives of Kilpatrick Townsend discussed the terms of the merger agreement and related transaction documents (including the voting agreements and the settlement agreement and non-competition agreement to be executed by Mr. Fontaine) with the Wellesley board of directors. After considering the proposed terms of the merger agreement and related transaction documents and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during that meeting and prior meetings of the Wellesley board of directors, including the strategic alternatives discussed at those meetings and the factors described under the sections of this joint proxy statement/prospectus entitled “—Wellesley’s Reasons for the Merger” and “—Recommendation of the Wellesley Board of Directors”, the Wellesley board of directors unanimously determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement were in the best interests of Wellesley and its shareholders, and the directors unanimously approved and adopted the merger agreement and the transactions contemplated by it and unanimously determined to recommend that Wellesley’s shareholders approve the merger agreement.

Also on December 5, 2019, the Cambridge board of directors met to discuss the final merger agreement and the other transaction documents and the proposed transaction. Representatives of KBW and Hogan Lovells participated in the meeting. At the meeting, members of Cambridge senior management, together with representatives of KBW and Hogan Lovells, discussed the outcome of negotiations with Wellesley and updated the Cambridge board of directors as to the changes to the terms and conditions of the merger agreement and the other transaction documents since the December 2, 2019 meeting of the Cambridge board of directors. KBW rendered its opinion, which was initially verbal and confirmed by a written opinion dated December 5, 2019 (a copy of which is attached to this joint proxy statement/prospectus as Annex C), to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to Cambridge. The Cambridge board of directors then discussed the proposed transaction and its effect on Cambridge. Taking into consideration the matters discussed during that meeting and prior meetings of the Cambridge board of directors, including the factors described under the sections of this joint proxy statement/prospectus entitled “—Cambridge’s Reasons for the Merger” and “—Recommendation of the Cambridge Board of Directors”, the Cambridge board of directors unanimously determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement were in the best interests of Cambridge and its shareholders, and the directors unanimously approved and adopted the merger agreement and the transactions contemplated by it and unanimously determined to recommend that Cambridge’s shareholders approve the merger agreement, including the issuance of Cambridge common stock in connection with the transaction.

Following the respective board meetings of Wellesley and Cambridge, Wellesley and Cambridge executed the merger agreement, the directors of Wellesley executed the voting agreements with Cambridge and the directors of Cambridge executed the voting agreements with Wellesley, and Mr. Fontaine executed the settlement agreement and the non-competition agreement. Later that evening, Cambridge and Wellesley issued a joint press release announcing the execution of the merger agreement.

Cambridge’s Reasons for the Merger

In reaching its decision to approve the merger agreement, and to recommend that Cambridge shareholders adopt the merger agreement, the Cambridge board of directors evaluated the merger in consultation with Cambridge’s management, as well as Cambridge’s outside financial and legal advisors, and considered a number of factors, including the following material factors:

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information concerning the business, operations, financial condition, earnings and prospects of each of Cambridge and Wellesley as separate entities and on a combined basis, including that the transaction is estimated to be approximately 4.4% accretive from an earnings per share perspective for the pro forma company in the first full year after completion;

•	the merger will expand and enhance Cambridge’s existing franchise in the attractive Boston market area;

•	the opportunity to further diversify Cambridge’s customer base as a whole, by expanding the size of its footprint through the merger and to do so in a market where Cambridge has an existing presence;

•	the compatibility of the cultures of Cambridge and Wellesley, particularly with respect to the meeting of local banking needs and strong community ties;

•	the potential challenges in combining the two companies;

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the agreement by Thomas J. Fontaine to remain with Cambridge and the combined company following the merger and Wellesley’s agreement, upon the closing of the merger, for Cambridge to appoint (upon consultation with Wellesley) three individuals who are current directors of Wellesley, including Mr. Fontaine, to the boards of directors of Cambridge and Cambridge Trust Company, respectively, which is expected to provide a degree of continuity and involvement by Wellesley’s board following the merger and enhance the likelihood that the strategic benefits that Cambridge expects to achieve as a result of the merger will be realized;

•	the potential for the combined company to enhance non-interest income growth by providing enhanced and additional financial products and services to the customers of Wellesley;

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the anticipated operating efficiencies, cost savings, new branding and opportunities for revenue enhancements of the combined company following the completion of the merger, and the likelihood that they would be achieved after the merger;

•	the fact that the merger is expected to provide an increase in shareholder value, including the benefits of a stronger strategic position;

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the structure of the merger and the financial and other terms of the merger agreement, including the fixed exchange ratio and Wellesley’s right to terminate the merger agreement if the price of Cambridge common stock decreases to the extent set forth in the merger agreement (with Cambridge’s option to increase the exchange ratio to avoid termination);

•	the deal protection provided by the terms of the merger agreement and the termination fee of $4,100,000 to Cambridge under certain circumstances;

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the opinion, dated December 5, 2019, of KBW to the Cambridge board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Cambridge of the exchange ratio in the proposed merger, as more fully described below under “Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Cambridge” beginning on page 72;

•	the intended tax treatment of the merger as a tax-free reorganization; and

•	the likelihood of receiving all of the regulatory approvals required for the merger.

The Cambridge board of directors also considered potential risks relating to the merger, including the following:

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the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

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the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on Cambridge’s business and relations with customers, service providers and other stakeholders, whether or not the merger is completed;

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expected benefits and synergies sought in the merger, including cost savings and Cambridge’s ability to market successfully its financial products to Wellesley’s customers, may not be realized or may not be realized within the expected time period;

•	the challenges of integrating the businesses, operations and employees of Wellesley and Cambridge; and

•	the other risks described in the section entitled “Risk Factors” beginning on page 37.

The discussion of the information and factors considered by the Cambridge board of directors is not exhaustive, but includes the material factors considered by the Cambridge board of directors. In view of the wide variety of factors considered by the Cambridge board of directors in connection with its evaluation of the merger and the complexity of these matters, the Cambridge board of directors did not attempt to quantify, rank, or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Furthermore, in considering the factors described above, individual members of the Cambridge board of directors may have given different weights to different factors. The Cambridge board of directors evaluated the factors described above and reached the decision that the merger was in the best interests of Cambridge and its shareholders. The Cambridge board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Cambridge board of directors concluded that the potential positive factors outweighed the potential risks of completing the merger. It should be noted that this explanation of the Cambridge board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Information Regarding Forward-Looking Statements” beginning on page 45.

On the basis of these considerations, the Cambridge board of directors adopted and approved the merger agreement and the transactions contemplated by the merger agreement and recommended to the shareholders that they adopt the merger agreement and the transactions contemplated by the merger agreement.

Recommendation of the Cambridge Board of Directors

The Cambridge board of directors has approved the merger agreement and recommends that Cambridge shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the issuance of Cambridge common stock in connection with the merger.

Wellesley’s Reasons for the Merger

After careful consideration, at a meeting held on December 5, 2019, the Wellesley board of directors unanimously determined that the merger agreement, including the merger and the other transactions contemplated thereby, is in the best interests of Wellesley and its shareholders and approved the merger agreement.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that its shareholders vote “FOR” the merger proposal, the Wellesley board of directors consulted with Wellesley management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

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its knowledge of Wellesley’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with Cambridge;

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its understanding of Cambridge’s business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects, taking into account presentations by senior management of its due diligence review of Cambridge and information furnished by Sandler O’Neill;

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the Wellesley board’s belief that significant growth in earnings is required for Wellesley to be in a position to deliver a competitive return to its shareholders and that achieving such growth in earnings would require significant investment in both resources and time to achieve those results;

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its belief that the merger will result in a more competitive banking franchise with strong capital ratios and an attractive funding base that has the potential to deliver a higher value to Wellesley’s shareholders as compared to continuing to operate as a stand-alone entity;

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the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint;

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the anticipated pro forma impact of the merger on Cambridge, including potential synergies, and the expected impact on financial metrics such as earnings and tangible common equity per share, as well as on regulatory capital levels;

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the financial analyses of Sandler O’Neill, Wellesley’s independent financial advisor, and its written opinion, dated as of December 5, 2019, delivered to the board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of Wellesley common stock;

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the structure of the transaction as a stock-for-stock merger, which offers Wellesley shareholders the opportunity to participate as shareholders of Cambridge in the future performance of the combined company;

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the board’s understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code and that, as a result, Wellesley’s shareholders will not recognize gain or loss with respect to their receipt of Cambridge common stock in the merger;

•	the fact that the current quarterly dividend Cambridge pays to its shareholders is higher than the dividend Wellesley pays to its shareholders;

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the fact that the exchange ratio is fixed, which the Wellesley board of directors believes is consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the fact that the more active trading market in Cambridge common stock would give Wellesley shareholders greater liquidity for their investment;

•	the benefits to Wellesley and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

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the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by Wellesley, including its borrowers, customers, depositors, employees, and communities;

•	the effects of the merger on Wellesley employees, including the prospects for continued employment in a larger organization and various benefits agreed to be provided to Wellesley employees;

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the enhanced likelihood of realizing the strategic benefits of the proposed combination that the Wellesley board of directors believes will result from the continuity provided to Wellesley shareholders by the corporate governance aspects of the proposed combination, including Wellesley’s agreement, upon the closing of the merger, to appoint three current members of the Wellesley board of directors, including Mr. Fontaine, as directors of Cambridge and Cambridge Bank and to appoint Mr. Fontaine as Cambridge Trust’s Chief Banking Officer;

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the Wellesley board’s understanding of the current and prospective environment in which Wellesley and Cambridge operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, and the competitive effects of the continuing consolidation in the banking industry;

•	the ability of Cambridge to complete the merger from a financial and regulatory perspective;

•	the low probability of securing a more attractive proposal from another institution capable of consummating the transaction;

•	the low probability of Wellesley completing a desirable acquisition in the near term; and

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the board’s review with its independent legal advisor, Kilpatrick Townsend, of the material terms of the merger agreement, including (i) the board’s ability, under certain circumstances, to consider an unsolicited acquisition proposal and terminate the merger agreement in order to enter into an agreement with respect to a superior proposal, subject to the required payment by Wellesley of a termination fee to Cambridge, which the Wellesley board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, and (ii) the board’s ability to terminate the merger agreement if Cambridge common stock both declined below $61.09 during a measurement period prior to the closing and underperformed the NASDAQ Bank Index by a specified amount, as well as the nature of the covenants, representations and warranties and termination provisions in the merger agreement.

The Wellesley board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the risk that the consideration to be paid to Wellesley shareholders could be adversely affected by a decrease in the trading price of Cambridge common stock during the pendency of the merger;

•	the potential risk of diverting management attention and resources from the operation of Wellesley’s business and towards the completion of the merger;

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the restrictions on the conduct of Wellesley’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Wellesley from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Wellesley absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Wellesley’s business, operations and workforce with those of Cambridge;

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the fact that the interests of certain of Wellesley’s directors and executive officers may be different from, or in addition to, the interests of Wellesley’s other shareholders as described under the heading “The Merger— Wellesley’s Directors and Executive Officers in the Merger”;

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that Sandler O’Neill, Wellesley’s financial advisor in connection with the transaction, also maintains an investment banking relationship with Cambridge, although Cambridge was advised by another investment banking firm in connection with the merger and Wellesley engaged Sandler O’Neill to provide a fairness opinion;

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that, while Wellesley expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory approvals or Wellesley or Cambridge shareholder approval might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

•

the fact that: (i) Wellesley would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (ii) Wellesley would be obligated to pay to Cambridge a termination fee of $4.1 million if the merger agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Wellesley from pursuing such a transaction; and

•	the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit.

The foregoing discussion of the information and factors considered by the Wellesley board of directors is not intended to be exhaustive, but includes the material factors considered by the board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Wellesley board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Wellesley board of directors considered all these factors as a whole, including discussions with, and questioning of Wellesley’s management and Wellesley’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

This summary of the reasoning of the Wellesley board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Special Notes Concerning Forward-Looking Statements.”

Recommendation of the Wellesley Board of Directors

The Wellesley board of directors has approved the merger agreement and recommends that Wellesley shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby.

Wellesley shareholders should be aware that Wellesley’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Wellesley shareholders. The Wellesley board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the merger proposal be approved by the shareholders of Wellesley. See “The Merger— Wellesley’s Directors and Executive Officers in the Merger.”

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Cambridge

Cambridge engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to Cambridge, including an opinion to the Cambridge board of directors as to the fairness, from a financial point of view, to Cambridge of the exchange ratio in the proposed merger. Cambridge selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Cambridge board of directors held on December 5, 2019 at which the Cambridge board of directors evaluated the proposed merger. At this meeting, KBW rendered an opinion to the Cambridge board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Cambridge. The Cambridge board of directors approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Cambridge board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Cambridge. It did not address the underlying business decision of Cambridge to engage in the merger or enter into the merger agreement or constitute a recommendation to the Cambridge board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Cambridge common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Cambridge and Wellesley and bearing upon the merger, including, among other things:

•	a draft of the merger agreement, dated November 18, 2019 (the most recent draft then made available to KBW);

•

the audited financial statements and the Annual Reports on Form 10-K for the two fiscal years ended December 31, 2018 of Cambridge and the audited financial statements for the fiscal year ended December 31, 2016 of Cambridge;

•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of Cambridge;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Wellesley;

•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of Wellesley;

•

certain regulatory filings of Cambridge, Cambridge Trust, Wellesley and Wellesley Bank, including, as applicable, the quarterly reports on Form FRY-9C and quarterly call reports that were filed with respect to each quarter during the three year period ended December 31, 2018 as well as the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019;

•	certain other interim reports and other communications of Cambridge and Wellesley to their respective shareholders; and

•

other financial information concerning the respective businesses and operations of Cambridge and Wellesley that was furnished to KBW by Cambridge and Wellesley or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Cambridge and Wellesley;

•	the assets and liabilities of Cambridge and Wellesley;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Cambridge and Wellesley with similar information for certain other companies, the securities of which were publicly traded;

•

financial and operating forecasts and projections of Wellesley that were prepared by Cambridge management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Cambridge board of directors;

•

publicly available consensus “street estimates” of Cambridge, as well as assumed Cambridge long-term growth rates that were provided to KBW by Cambridge management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Cambridge board of directors; and

•

estimates regarding certain pro forma financial effects of the merger on Cambridge (including without limitation the cost savings and related expenses expected to result or be derived from the merger) that were prepared by Cambridge management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Cambridge board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by the managements of Cambridge and Wellesley regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Cambridge, as to the reasonableness and achievability of the financial and operating forecasts and projections of Wellesley, the publicly available consensus “street estimates” of Cambridge, the assumed Cambridge long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on Cambridge (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above, (and the assumptions and bases for all such information), and KBW assumed that such information has been reasonably prepared and represented, or in the case of the publicly available consensus “street estimates” of Cambridge referred to above that such estimates were consistent with, the best currently available estimates and judgments of Cambridge management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Cambridge and Wellesley that was provided to and discussed with KBW was not prepared with the expectation of public disclosure, and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Cambridge referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Cambridge and Wellesley and with the consent of the Cambridge board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Cambridge or Wellesley since the date of the last financial statements of each such entity that were made available to KBW and that KBW was directed to use. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Cambridge’s consent, that the aggregate allowances for loan and lease losses for each of Cambridge and Wellesley are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Cambridge or Wellesley, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Cambridge or Wellesley under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses, the following:

•

the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft version of the merger agreement reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of Wellesley common stock;

•

any related transactions (including the bank merger and the concurrent Cambridge common stock offering) would be completed substantially in accordance with the terms set forth in the merger agreement or as otherwise described to KBW by representatives of Cambridge;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Cambridge, Wellesley or the pro forma entity, or the contemplated benefits and effects of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Cambridge that Cambridge relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Cambridge, Wellesley, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Cambridge. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the subsidiary bank merger and the concurrent Cambridge common stock offering), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any such related transaction to Cambridge, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, non-compete, consulting, voting, support, escrow, cooperation, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Cambridge to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Cambridge or the Cambridge board of directors;

•

any business, operational or other plans with respect to Wellesley or the pro forma entity that may be currently contemplated by Cambridge or the Cambridge board of directors or that may be implemented by Cambridge or the Cambridge board of directors subsequent to the closing of the merger;

•

the fairness of the amount or nature of any compensation to any of Cambridge’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Cambridge common stock or relative to the exchange ratio;

•

the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Cambridge, Wellesley or any other party to any transaction contemplated by the merger agreement;

•	any adjustments (as provided in the merger agreement) to the exchange ratio assumed for purposes of KBW’s opinion;

•	the actual value of Cambridge common stock to be issued in connection with the merger;

•

the prices, trading range or volume at which Cambridge common stock or Wellesley common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Cambridge common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Cambridge, Wellesley, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Cambridge and Wellesley. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Cambridge board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Cambridge board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Cambridge and Wellesley and the decision of Cambridge to enter into the merger agreement was solely that of the Cambridge board of directors.

The following is a summary of the material financial analyses presented by KBW to the Cambridge board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Cambridge board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $121.6 million (inclusive of the implied value of in-the-money Wellesley stock options), or $45.54 per outstanding share of Wellesley common stock, based on the 0.580x exchange ratio in the proposed merger and the closing price of Cambridge common stock on November 27, 2019. In addition to the financial analyses described below, KBW reviewed with the Cambridge board of directors for informational purposes, among other things, implied transaction multiples for the proposed merger (based on the implied transaction value for the merger of $45.54 per outstanding share of Wellesley common stock) of 17.2x Wellesley’s estimated 2019 earnings per share (“EPS”) and 17.6x Wellesley’s estimated 2020 EPS using financial forecasts and projections of Wellesley provided by Cambridge management. With Cambridge’s consent, KBW assumed the occurrence of the concurrent Cambridge common stock offering for purposes of certain of KBW’s analyses.

Wellesley Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Wellesley to 13 selected publicly-traded banks and thrifts that were headquartered in the Northeast United States with total assets between $500 million and $3.0 billion and most recent completed quarter (“MRQ”) core return on average assets greater than 0.00%. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows:

Bankwell Financial Group, Inc.

Cambridge Bancorp

Community Bancorp.

First Bancorp, Inc.

Hingham Institution for Savings

Katahdin Bankshares Corporation

Ledyard Financial Group, Inc.

Northeast Bank

Northway Financial, Inc.

Randolph Bancorp, Inc.

Salisbury Bancorp, Inc.

Union Bankshares, Inc.

Western New England Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for the most recent completed quarter or the latest 12 months available (“LTM”) or as of the end of such periods and market price information as of November 27, 2019. KBW also used 2019 and 2020 EPS estimates taken from financial forecasts and projections of Wellesley provided by Cambridge management, publicly available consensus “street estimates” for the six selected companies for which consensus “street estimates” for 2019 EPS were available and publicly available consensus “street estimates” for the five selected companies for which consensus “street estimates” for 2020 EPS were available. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Wellesley’s historical financial statements, or the data prepared by Sandler O’Neill presented under the section “— Opinion of Sandler O’Neill & Partners, L.P., Financial Advisor to Wellesley,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Wellesley and the selected companies:

		Selected Companies
		25th			75th
	Wellesley	Percentile	Median	Average	Percentile

MRQ Core Return on Average Assets (%) (1)	0.78	0.88	1.19	1.09	1.25
MRQ Core Return on Average Equity (%) (1)	10.75	9.22	11.92	10.89	12.90
MRQ Core Return on Average Tangible Common Equity (%) (1)	10.75	9.37	12.79	11.87	14.93
MRQ Net Interest Margin (%)	2.89	2.96	3.30	3.46	3.41
MRQ Fee Income / Revenue Ratio (%) (2)	10.6	11.3	18.5	21.8	26.4
MRQ Efficiency Ratio (%)	64.8	67.8	63.9	64.0	58.7

(1)	Core income excluded extraordinary items, gain/loss on sale of securities, nonrecurring revenue/expenses, and amortization of intangibles as calculated by S&P Global Market Intelligence.
(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Wellesley and the selected companies:

		Selected Companies
		25th			75th
	Wellesley	Percentile	Median	Average	Percentile

Tangible Common Equity / Tangible Assets (%)	7.28	8.08	8.98	9.36	10.01
Total Risk Based Capital Ratio (%)	11.56	13.45	14.01	14.79	15.44
Loans / Deposits (%)	109.8	90.5	95.6	96.8	102.9
Loan Loss Reserve / Gross Loans (%)	0.86	0.76	0.86	0.91	0.96
Nonperforming Assets / Loans + OREO (%)	0.19	1.28	0.86	1.14	0.77
MRQ Net Charge-Offs / Average Loans (%)	0.00	0.12	0.01	0.08	(0.00)

In addition, KBW’s analysis showed the following concerning the market performance of Wellesley and, to the extent publicly available, the selected companies (excluding the impact of the LTM EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x):

		Selected Companies
		25th			75th
	Wellesley	Percentile	Median	Average	Percentile

1-Year Stock Price Change (%)	5.4	(1.4)	0.1	0.5	3.8
1-Year Total Return (%)	6.2	0.4	4.3	3.5	7.7
Year-to-date Stock Price Change (%)	18.7	(2.9)	7.9	6.2	15.4
Stock Price / Tangible Book Value per Share (x)	1.18	1.22	1.32	1.45	1.72
Stock Price / LTM EPS (x)	13.0	12.1	13.2	13.8	14.7
Stock Price / 2019 Estimated EPS (x)	12.4	11.9	12.3	15.1	18.1
Stock Price / 2020 Estimated EPS (x)	12.7	12.3	13.0	15.6	17.9
Dividend Yield (%)	0.7	1.8	2.4	2.3	3.2
LTM Dividend Payout Ratio (%)	9.4	20.2	31.4	31.6	42.5

No company used as a comparison in the above selected companies analysis is identical to Wellesley. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Cambridge Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Cambridge to 12 selected major exchange-traded banks and thrifts that were headquartered in the Northeast United States with total assets between $1.0 billion and $6.0 billion and MRQ core return on average assets greater than 0.00%. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows:

Bankwell Financial Group, Inc.	HarborOne Bancorp, Inc.
Bar Harbor Bankshares	Hingham Institution for Savings
Camden National Corporation	Northeast Bank
Century Bancorp, Inc.	Salisbury Bancorp, Inc.
Enterprise Bancorp, Inc.	Washington Trust Bancorp, Inc.
First Bancorp, Inc.	Western New England Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for the most recent completed quarter or the latest 12 months available or as of the end of such periods and market price information as of November 27, 2019. KBW also used 2019 and 2020 EPS estimates taken from publicly available consensus “street” estimates for Cambridge, the seven selected companies for which consensus “street estimates” for 2019 EPS were available and the six selected companies for which consensus “street estimates” for 2020 EPS were available. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Cambridge’s historical financial statements, or the data prepared by Sandler O’Neill presented under the section “— Opinion of Sandler O’Neill & Partners, L.P., Financial Advisor to Wellesley,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Cambridge and the selected companies:

		Selected Companies
		25th			75th
	Cambridge	Percentile	Median	Average	Percentile
MRQ Core Return on Average Assets (%) (1)	1.15	0.83	1.11	1.10	1.33
MRQ Core Return on Average Equity (%)(1)	13.37	8.81	12.10	10.98	12.50
MRQ Core Return on Average Tangible Common Equity (%) (1)	15.63	10.11	12.66	12.21	14.32
MRQ Net Interest Margin (%)	3.24	2.77	2.94	3.20	3.18
MRQ Fee Income / Revenue Ratio (%) (2)	33.0	12.0	17.9	18.9	25.1
MRQ Efficiency Ratio (%)	58.5	64.4	59.9	58.5	54.2

(1)	Core income excluded extraordinary items, gain/loss on sale of securities, nonrecurring revenue/expenses, and amortization of intangibles as calculated by S&P Global Market Intelligence.
(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Cambridge and the selected companies:

		Selected Companies
		25th			75th
	Cambridge	Percentile	Median	Average	Percentile
Tangible Common Equity / Tangible Assets (%)	7.43	8.41	9.00	9.63	9.70
Total Risk Based Capital Ratio (%)	11.56	13.55	13.99	14.74	14.46
Loans / Deposits (%)	90.5	88.1	103.0	96.5	105.6
Loan Loss Reserve / Gross Loans (%)	0.83	0.70	0.79	0.85	0.94
Nonperforming Assets / Loans + OREO (%)	0.17	1.37	0.88	1.18	0.49
MRQ Net Charge-Offs / Average Loans (%)	0.23	0.13	0.07	0.10	0.01

In addition, KBW’s analysis showed the following concerning the market performance of Cambridge and, to the extent publicly available, the selected companies (excluding the impact of the LTM and 2020 EPS multiples for one of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x):

		Selected Companies
		25th			75th
	Cambridge	Percentile	Median	Average	Percentile
1-Year Stock Price Change (%)	(9.6)	(0.5)	4.7	4.8	8.0
1-Year Total Return (%)	(7.3)	2.9	7.2	7.2	10.1
YTD Stock Price Change (%)	(5.7)	1.4	12.9	12.8	21.4
Stock Price / Tangible Book Value per Share (x)	1.82	1.29	1.37	1.48	1.72
Stock Price / LTM EPS (x)	15.0	12.2	12.8	13.5	13.7
Stock Price / 2019 Estimated EPS (x)	12.5	12.0	12.1	15.4	16.4
Stock Price / 2020 Estimated EPS (x)	12.3	12.9	13.0	13.8	13.5
Dividend Yield (%)	2.6	0.8	2.0	2.0	2.9
LTM Dividend Payout Ratio (%)	38.9	9.8	26.7	27.0	42.0

No company used as a comparison in the above selected companies analysis is identical to Cambridge. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 15 selected bank and thrift transactions in the Northeast and Mid-Atlantic United States announced in the last 12 months since November 27, 2019 with disclosed deal values between $50 million and $250 million. The selected transactions were as follows:

Acquiror	Acquired Company

Flushing Financial Corporation

Centreville Bank

Community Bank System, Inc.

ConnectOne Bancorp, Inc.

OceanFirst Financial Corp.

OceanFirst Financial Corp.

Investors Bancorp, Inc.

ACNB Corporation

1st Constitution Bancorp

Columbia Financial, Inc.

S&T Bancorp, Inc.

Liberty Bank

Community Bank System, Inc.

Berkshire Hills Bancorp, Inc.

Cambridge Bancorp

Empire Bancorp, Inc.

PB Bancorp, Inc.

Steuben Trust Corporation

Bancorp of New Jersey, Inc.

Country Bank Holding Company, Inc.

Two River Bancorp

Gold Coast Bancorp, Inc.

Frederick County Bancorp, Inc.

Shore Community Bank

Stewardship Financial Corporation

DNB Financial Corporation

SBT Bancorp, Inc.

Kinderhook Bank Corp.

SI Financial Group, Inc.

Optima Bank & Trust Company

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the acquisition:

•

Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium; and

•

Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income).

KBW also reviewed the price per common share paid for the acquired company for the 14 selected transactions in which the acquired company was publicly traded as a premium to the closing price of the acquired company one day prior to the announcement of the respective transaction (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $45.54 per outstanding share of Wellesley common stock and using historical financial information for Wellesley as of or for the 12 months ended September 30, 2019 and the closing price of Wellesley common stock on November 27, 2019.

The results of the analysis are set forth in the following table:

		Selected Transactions
	Cambridge /
	Wellesley	25th			75th
Transaction Price to	Merger	Percentile	Median	Average	Percentile
Price to Tangible Book Value (x)	1.63	1.43	1.63	1.63	1.79
Core Deposit Premium (%)	8.2	6.3	9.1	8.2	10.6
Price to LTM EPS (1) (x)	17.9	16.2	17.4	19.6	23.5
One - Day Market Premium (%)	38.3	13.3	36.2	35.1	44.5

(1)	LTM EPS adjusted for revaluation of deferred tax asset/liability due to the Tax Cuts and Jobs Act in the fourth quarter of 2017, where applicable.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Wellesley or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Cambridge and Wellesley to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet data for Cambridge and Wellesley as of September 30, 2019, (ii) publicly available consensus “street estimates” of Cambridge, (iii) financial forecasts and projections of Wellesley provided by Cambridge management, and (iv) market price data as of November 27, 2019. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Cambridge and Wellesley shareholders in the combined company based on the 0.580x exchange ratio in the proposed merger:

	Cambridge as a % of Total	Wellesley as a % of Total
Ownership
Ownership at 0.580x Merger Exchange Ratio	76%	24%
Balance Sheet
Assets	74%	26%
Gross Loans	72%	28%
Deposits	76%	24%
Tangible Common Equity	74%	26%

	Cambridge as a % of Total		Wellesley as a % of Total
Income Statement
2019 Est. GAAP Net Income	79%		21%
2019 Est. Adjusted Net Income	81	%(1)	19%
2020 Est. GAAP Net Income	82%		18%
Market Capitalization
Pre-Deal Market Capitalization	82%		18%

(1)	Per Cambridge management, excluded after-tax merger charges associated with the acquisition of Optima Bank & Trust Company.

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Cambridge and Wellesley. Using (i) closing balance sheet estimates as of March 31, 2020 for Cambridge and Wellesley, extrapolated from historical data using growth rates taken from publicly available consensus “street estimates” of Cambridge in the case of Cambridge and provided by Cambridge management in the case of Wellesley, (ii) publicly available consensus “street estimates” of Cambridge and assumed Cambridge long-term growth rates provided by Cambridge management, (iii) financial and operating forecasts and projections of Wellesley provided by Cambridge management, and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger, certain accounting adjustments and restructuring charges assumed with respect thereto) provided by Cambridge management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Cambridge’s 2020 and 2021 estimated EPS and could be dilutive to Cambridge’s estimated tangible book value per share at closing as of March 31, 2020. Furthermore, the analysis indicated that, pro forma for the merger, each of Cambridge’s tangible common equity to tangible assets ratio, Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio could be lower at closing as of March 31, 2020.

In addition, to illustrate the impact of the concurrent Cambridge common stock offering, KBW then performed the pro forma financial analysis giving effect to certain assumptions regarding the concurrent Cambridge common stock offering. This analysis indicated that the merger, taken together with the concurrent Cambridge common stock offering (including and excluding the underwriter overallotment option), could be accretive to Cambridge’s 2020 and 2021 estimated EPS and could be dilutive to Cambridge’s estimated tangible book value per share at closing as of March 31, 2020. Furthermore, the analysis indicated that, pro forma for the merger, taken together with the concurrent Cambridge common stock offering (including and excluding the underwriter overallotment option), each of Cambridge’s tangible common equity to tangible assets ratio, Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio could be higher at closing as of March 31, 2020.

For all of the above analyses, the actual results achieved by Cambridge following the merger may vary from the projected results, and the variations may be material.

Wellesley Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Wellesley, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments and restructuring charges assumed with respect thereto. In this analysis, KBW used financial and operating forecasts and projections relating to the earnings and assets of Wellesley provided by Cambridge management and assumptions regarding cost savings and related expenses and accounting adjustments and restructuring charges provided by Cambridge management, and KBW assumed discount rates ranging from 13.0% to 16.0%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that Wellesley could generate over the five-year period from 2020 to 2024 and (ii) the present value of Wellesley’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments and restructuring charges.

KBW assumed that Wellesley would maintain a tangible common equity to tangible assets ratio of 8.00% and Wellesley would retain sufficient earnings to maintain that level. In calculating the terminal value of Wellesley, KBW applied a range of 12.5x to 14.5x Wellesley’s estimated 2025 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Wellesley common stock, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments and restructuring charges assumed with respect thereto, of $47.37 per share to $60.71 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analyses did not purport to be indicative of the actual values or expected values of Wellesley.

Cambridge Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Cambridge. In this analysis, KBW used publicly available consensus “street estimates” of Cambridge and assumed Cambridge long-term growth rates provided by Cambridge management, and KBW assumed discount rates ranging from 8.5% to 10.5%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that Cambridge could generate over the five-year period from 2020 to 2024 and (ii) the present value of Cambridge’s implied terminal value at the end of such period. KBW assumed that Cambridge would maintain a tangible common equity to tangible assets ratio of 8.00% and Cambridge would retain sufficient earnings to maintain that level. In calculating the terminal value of Cambridge, KBW applied a range of 12.5x to 14.5x Cambridge’s estimated 2025 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Cambridge common stock of $80.85 per share to $99.14 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analyses did not purport to be indicative of the actual values or expected values of Cambridge or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to Cambridge in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. Further to certain existing sales and trading relationships between Cambridge and each of KBW and a KBW broker-dealer affiliate and otherwise in the ordinary course of its and its affiliates’ broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Cambridge and Wellesley. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Cambridge or Wellesley for KBW and its affiliates’ own accounts and for the accounts of KBW and its affiliates’ respective customers and clients.

Pursuant to the KBW engagement agreement, Cambridge has agreed to pay KBW a cash fee currently estimated to be approximately $1,000,000, $200,000 of which became payable with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Cambridge also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two years preceding the date of KBW’s opinion, KBW provided investment banking and financial advisory services to Cambridge and received compensation for such services. KBW acted as financial advisor to Cambridge in connection with its April 2019 acquisition of Optima Bank & Trust Company. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Wellesley. KBW may in the future provide investment banking and financial advisory services to Cambridge or Wellesley and receive compensation for such services. At the time of delivery of KBW’s opinion, KBW was expected to act, and, following delivery of KBW’s opinion, KBW did act, as sole bookrunner in connection with the concurrent Cambridge common stock offering.

Opinion of Sandler O’Neill & Partners, L.P., Financial Advisor to Wellesley

Wellesley retained Sandler O’Neill to act as financial advisor to Wellesley’s board of directors in connection with Wellesley’s consideration of a possible business combination. Wellesley selected Sandler O’Neill to act as its financial advisor because Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Wellesley’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 5, 2019 meeting at which Wellesley’s board of directors considered the merger and the merger agreement, Sandler O’Neill delivered to the Wellesley board of directors its oral opinion, which was subsequently confirmed in writing on December 5, 2019, to the effect that, as of such date, the exchange ratio was fair to the holders of Wellesley’s common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Wellesley common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.

Sandler O’Neill’s opinion was directed to the Wellesley board of directors in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Wellesley as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Wellesley common stock and did not address the underlying business decision of Wellesley to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Wellesley or the effect of any other transaction in which Wellesley might engage. Sandler O’Neill also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Wellesley or Cambridge, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated December 3, 2019;

•	certain publicly available financial statements and other historical financial information of Wellesley and Wellesley Bank that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Cambridge and Cambridge Trust that Sandler O’Neill deemed relevant;

•

certain internal financial projections for Wellesley for the years ending December 31, 2019 through December 31, 2021, as provided by the senior management of Wellesley, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Wellesley;

•

publicly available median analyst earnings per share estimates for Cambridge for the years ending December 31, 2019 and December 31, 2020, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Cambridge;

•

the pro forma financial impact of the merger on Cambridge based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Cambridge, as well as estimated net income for Wellesley for the years ending December 31, 2020 and December 31, 2021 with an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Cambridge;

•

the publicly reported historical price and trading activity for Wellesley common stock and Cambridge common stock, including a comparison of certain stock market information for Wellesley common stock and Cambridge common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Wellesley and Cambridge with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of Wellesley and its representatives the business, financial condition, results of operations and prospects of Wellesley and held similar discussions with certain members of the senior management of Cambridge and its representatives regarding the business, financial condition, results of operations and prospects of Cambridge.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Wellesley or Cambridge or their respective representatives, or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of Wellesley and Cambridge that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any material respect. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Wellesley, Cambridge or their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Wellesley, Cambridge or their respective subsidiaries. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Wellesley, Cambridge or their respective subsidiaries, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to Wellesley, Cambridge or their respective subsidiaries. Sandler O’Neill assumed, with Wellesley’s consent, that the respective allowances for loan losses for Wellesley, Cambridge and their respective subsidiaries were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Wellesley for the years ending December 31, 2019 through December 31, 2021, as provided by the senior management of Wellesley, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Wellesley. In addition, Sandler O’Neill used publicly available median analyst earnings per share estimates for Cambridge for the years ending December 31, 2019 and December 31, 2020, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Cambridge. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Cambridge, as well as estimated net income for Wellesley for the years ending December 31, 2020 and December 31, 2021 with an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Cambridge. With respect to the foregoing information, the respective senior managements of Wellesley and Cambridge confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Wellesley and Cambridge, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Wellesley, Cambridge or any of their respective subsidiaries since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analyses that Wellesley and Cambridge would remain as going concerns for all periods relevant to its analyses.

Sandler O’Neill also assumed, with Wellesley’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Wellesley, Cambridge, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Wellesley’s consent, Sandler O’Neill relied upon the advice that Wellesley received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sander O’Neill’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading value of Wellesley common stock or Cambridge common stock at any time or what the value of Cambridge common stock would be once it is actually received by the holders of Wellesley common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Wellesley’s board of directors, but is a summary of the material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Wellesley or Cambridge and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Wellesley and Cambridge and the companies to which they were compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the exchange ratio to the holders of Wellesley common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Wellesley, Cambridge, and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Wellesley’s board of directors at its December 5, 2019 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Wellesley common stock or Cambridge common stock or the prices at which Wellesley or Cambridge common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Wellesley’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Wellesley’s board of directors with respect to the fairness of the exchange ratio.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Sandler O’Neill reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Wellesley common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, will be converted into the right to receive 0.580 shares of Cambridge common stock. Based on the closing price per share of Cambridge common stock on December 4, 2019 of $76.36 and based upon 2,569,401 Wellesley common shares outstanding and 154,760 Wellesley options outstanding with a weighted average exercise price of $16.09, Sandler O’Neill calculated an implied per share transaction value of $44.29 and an aggregate implied transaction value of $118.2 million. Based upon financial information for Wellesley as of or for the last twelve months (“LTM”) ended September 30, 2019, and the closing price of Wellesley’s common stock on December 4, 2019, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Price Per Share / Wellesley September 30, 2019 Book Value Per Share	159%
Transaction Price Per Share / Wellesley September 30, 2019 Tangible Book Value Per Share	159%
Transaction Price Per Share / Wellesley LTM Earnings per Share	17.4x
Core Deposit Premium(¹)	7.6%
Market Premium as of December 4, 2019	37.0%

(1)	Core deposits defined as total deposits less time deposits with balances greater than $100,000

Stock Trading History

Sandler O’Neill reviewed the publicly available historical reported trading prices of Wellesley common stock and Cambridge common stock for the one-year and three-year periods ended December 4, 2019. Sandler O’Neill then compared the relationship between the movements in the price of Wellesley common stock and Cambridge common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Wellesley’s One-Year Stock Performance

	Beginning Value December 4, 2018	Ending Value December 4, 2019
Wellesley	100%	100.8%
Wellesley Peer Group	100%	95.5%
S&P 500 Index	100%	115.3%
NASDAQ Bank Index	100%	105.8%

Wellesley’s Three-Year Stock Performance

	Beginning Value December 2, 2016	Ending Value December 4, 2019
Wellesley	100%	125.8%
Wellesley Peer Group	100%	107.6%
S&P 500 Index	100%	142.0%
NASDAQ Bank Index	100%	105.0%

Cambridge’s One-Year Stock Performance

	Beginning Value December 4, 2018	Ending Value December 4, 2019
Cambridge	100%	89.2%
Cambridge Peer Group	100%	108.9%
S&P 500 Index	100%	115.3%
NASDAQ Bank Index	100%	105.8%

Cambridge’s Three-Year Stock Performance

	Beginning Value December 2, 2016	Ending Value December 4, 2019
Cambridge	100%	122.7%
Cambridge Peer Group	100%	111.0%
S&P 500 Index	100%	142.0%
NASDAQ Bank Index	100%	105.0%

Comparable Company Analyses

Sandler O’Neill used publicly available information to compare selected financial information for Wellesley with a group of financial institutions selected by Sandler O’Neill (the “Wellesley Peer Group”). The Wellesley Peer Group included publicly traded banks and thrifts headquartered in the New England region with total assets between $500 million and $3.0 billion, but excluded targets of announced merger transactions; it also excluded Provident Bancorp, Inc. due to the recent completion of its second-step conversion, and Northeast Bank due to its differentiated business model. The Wellesley Peer Group consisted of the following companies:

Bankwell Financial Group, Inc.	Northway Financial, Inc.
Cambridge Bancorp	Patriot National Bancorp, Inc.
Community Bancorp.	Randolph Bancorp, Inc.
First Bancorp, Inc.	Salisbury Bancorp, Inc.
Hingham Institution for Savings	Union Bankshares, Inc.
Katahdin Bankshares Corporation	Western New England Bancorp, Inc.
Ledyard Financial Group, Inc.

The analysis compared publicly available financial information for Wellesley with corresponding data for the Wellesley Peer Group as of or for the LTM ended September 30, 2019 with pricing data as of December 4, 2019. The table below sets forth the data for Wellesley and the median, mean, low and high data for the Wellesley Peer Group. Certain financial data prepared by Sandler O’Neill, as referenced in the table presented below, may not correspond to the data presented in Wellesley’s historical financial statements as a result of the different periods, assumptions and methods used by Sander O’Neill to compute the financial data presented.

Wellesley Comparable Company Analysis

			Wellesley	Wellesley	Wellesley	Wellesley
			Peer Group	Peer Group	Peer Group	Peer Group
	Wellesley		Median	Mean	Low	High
Total assets ($mm)	986		972	1,382	504	2,842
Loans / Deposits (%)	109.8		95.6	97.1	77.8	126.4
Nonperforming assets(¹) / Total assets (%)	0.17	(²)	0.70	0.84	0.11	2.39
Tangible common equity/Tangible assets (%)	7.28		8.91	8.82	6.83	11.22
Tier 1 Leverage ratio (%)	8.01	(²)	9.46	9.48	7.36	12.30
Total risk-based capital ratio (%)	11.51	(²)	13.85	14.13	10.54	18.70
CRE / Total risk-based capital ratio (%)	323.3	(²)	255.5	267.5	123.7	464.7
LTM return on average assets (%)	0.70		0.96	0.87	(0.10)	1.31
LTM return on average equity (%)	9.48		11.16	9.33	(1.41)	14.42
LTM Net interest margin (%)	2.96		3.25	3.26	2.71	3.96
LTM Efficiency ratio (%)	68.57		67.58	68.21	30.38	95.60
Price/Tangible book value (%)	116		131	139	72	216
Price/LTM earnings per share (x)	12.7		12.9	15.4	8.6	36.4
Current dividend yield (%)	0.7		2.4	2.4	0.0	4.9
Market value ($mm)	80		131	176	47	408

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Bank level financial data shown

Sandler O’Neill used publicly available information to perform a similar analysis for Cambridge by comparing selected financial information for Cambridge with a group of financial institutions selected by Sandler O’Neill (the “Cambridge Peer Group”). The Cambridge Peer Group included publicly traded banks and thrifts headquartered in the New England region with total assets between $2.0 billion and $12.0 billion, but excluded targets of announced merger transactions; it also excluded Provident Bancorp, Inc. and HarborOne Bancorp, Inc. due to the recent completion of their second-step conversions, as well as Boston Private Financial Holdings, Inc. and Northeast Bank due to their differentiated business models. The Cambridge Peer Group consisted of the following companies:

Bar Harbor Bankshares	Hingham Institution for Savings
Brookline Bancorp, Inc.	Independent Bank Corp.
Camden National Corporation	Meridian Bancorp, Inc.
Century Bancorp, Inc.	Washington Trust Bancorp, Inc.
Enterprise Bancorp, Inc.	Western New England Bancorp, Inc.
First Bancorp, Inc.

The analysis compared publicly available financial information for Cambridge with corresponding data for the Cambridge Peer Group as of or for the LTM ended September 30, 2019 with pricing data as of December 4, 2019. The table below sets forth the data for Cambridge and the median, mean, low and high data for the Cambridge Peer Group. Certain financial data prepared by Sandler O’Neill, as referenced in the table presented below, may not correspond to the data presented in Cambridge’s historical financial statements as a result of the different periods, assumptions and methods used by Sander O’Neill to compute the financial data presented.

Cambridge Comparable Company Analysis

			Cambridge	Cambridge	Cambridge	Cambridge
			Peer Group	Peer Group	Peer Group	Peer Group
	Cambridge		Median	Mean	Low	High
Total assets ($mm)	2,842		4,520	4,931	2,033	11,539
Loans / Deposits (%)	90.5		103.2	97.7	54.7	126.4
Nonperforming assets(1) / Total assets (%)	0.13		0.57	0.55	0.07	1.60
Tangible common equity/Tangible assets (%)	7.43		9.10	9.09	6.16	10.87
Tier 1 Leverage ratio (%)	7.70		9.24	9.41	7.25	10.89
Total risk-based capital ratio (%)	11.56		13.97	13.74	12.04	15.44
CRE / Total risk-based capital ratio (%)	405.4	(²)	255.5	270.3	26.2	559.4
LTM return on average assets (%)	0.98		1.16	1.10	0.65	1.45
LTM return on average equity (%)	11.82		11.99	11.08	5.95	15.25
LTM Net interest margin (%)	3.25		2.90	3.08	2.10	4.08
LTM Efficiency ratio (%)	63.93		55.21	55.28	30.38	69.71
Price/Tangible book value (%)	177		163	166	120	250
Price/LTM earnings per share (x)	14.6		12.9	14.3	11.7	19.1
Price/2019E earnings per share(3) (x)	13.6		14.6	14.9	12.1	19.5
Price/2020E earnings per share(3) (x)	11.9		14.1	14.6	12.9	17.9
Current dividend yield (%)	2.7		2.1	2.4	0.6	4.3
Market value ($mm)	370		479	809	254	2,864

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Bank level financial data shown
(3)	Based on publicly available median analyst earnings per share estimates

Analysis of Precedent Transactions

Sandler O’Neill reviewed two groups of merger and acquisition transactions, including a regional and nationwide group. The regional group consisted of bank and thrift transactions announced between June 30, 2018 and December 4, 2019 with disclosed deal values and targets headquartered in the New England region with total assets less than $10.0 billion (the “Regional Precedent Transactions”). The nationwide group consisted of bank and thrift transactions announced between January 1, 2019 and December 4, 2019 with disclosed deal values and target total assets between $700 million and $1.25 billion (the “Nationwide Precedent Transactions”).

The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Centreville Bank	PB Bancorp, Inc.
People’s United Financial, Inc.	United Financial Bancorp, Inc.
Liberty Bank	SBT Bancorp, Inc.
Berkshire Hills Bancorp, Inc.	SI Financial Group, Inc.
Cambridge Bancorp	Optima Bank & Trust Company
People’s United Financial, Inc.	BSB Bancorp, Inc.
Independent Bank Corp.	Blue Hills Bancorp, Inc.
Hometown Financial Group MHC	Pilgrim Bancshares, Inc.
PeoplesBancorp, MHC	First Suffield Financial, Inc.

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Flushing Financial Corporation	Empire Bancorp, Inc.
Reliant Bancorp, Inc.	First Advantage Bancorp
BancPlus Corporation	State Capital Corporation
First Midwest Bancorp, Inc.	Bankmanagers Corp.
ConnectOne Bancorp, Inc.	Bancorp of New Jersey, Inc.
OceanFirst Financial Corp.	Two River Bancorp
OceanFirst Financial Corp.	Country Bank Holding Company, Inc.
Columbia Financial, Inc. (MHC)	Stewardship Financial Corporation
S&T Bancorp, Inc.	DNB Financial Corporation
Heritage Commerce Corp	Presidio Bank
Glacier Bancorp, Inc.	Heritage Bancorp
Heartland Financial USA, Inc.	Blue Valley Ban Corp.
First Financial Corporation	HopFed Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Sandler O’Neill compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Regional Precedent Transactions group as well as to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

		Regional Precedent Transactions
	Cambridge/ Wellesley	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)(1)	17.4	25.4	22.8	13.2	32.1
Transaction Price / Tangible Book Value Per Share (%)	159	160	165	118	204
Tangible Book Value Premium to Core Deposits (%)	7.6	10.6	10.5	2.6	19.2
1-Day Market Premium (%)	37.0	16.9	20.7	4.5	44.3

		Nationwide Precedent Transactions
	Cambridge/ Wellesley	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)(1)	17.4	17.9	19.1	9.8	34.6
Transaction Price / Tangible Book Value Per Share (%)	159	165	170	122	240
Tangible Book Value Premium to Core Deposits (%)	7.6	8.2	9.4	3.6	20.8
1-Day Market Premium (%)	37.0	27.9	32.7	11.7	77.0

(1)	Transaction price / LTM Earnings per Share multiples greater than 35.0x were noted as not meaningful

Net Present Value Analyses

Sandler O’Neill performed an analysis that estimated the net present value of Wellesley common stock assuming Wellesley performed in accordance with certain internal financial projections for the years ending December 31, 2019 through December 31, 2021, as provided by the senior management of Wellesley, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Wellesley. To approximate the terminal value of a share of Wellesley common stock at December 31, 2023 Sandler O’Neill applied price to 2023 earnings multiples ranging from 11.0x to 16.0x and multiples of December 31, 2023 tangible book value ranging from 110% to 170%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Wellesley common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Wellesley common stock of $28.42 to $49.39 when applying multiples of earnings and $26.89 to $49.58 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
10.0%	$34.25	$37.28	$40.31	$43.34	$46.36	$49.39
11.0%	$32.97	$35.89	$38.80	$41.71	$44.63	$47.54
12.0%	$31.75	$34.56	$37.36	$40.17	$42.97	$45.78
13.0%	$30.59	$33.29	$35.99	$38.69	$41.39	$44.09
14.0%	$29.48	$32.08	$34.68	$37.28	$39.89	$42.49
15.0%	$28.42	$30.92	$33.43	$35.94	$38.44	$40.95

Tangible Book Value Per Share Multiples

Discount Rate	110%	122%	134%	146%	158%	170%
10.0%	$32.41	$35.85	$39.28	$42.71	$46.15	$49.58
11.0%	$31.20	$34.51	$37.81	$41.12	$44.42	$47.72
12.0%	$30.05	$33.23	$36.41	$39.59	$42.77	$45.95
13.0%	$28.95	$32.01	$35.07	$38.14	$41.20	$44.26
14.0%	$27.90	$30.85	$33.80	$36.75	$39.70	$42.65
15.0%	$26.89	$29.74	$32.58	$35.42	$38.26	$41.11

Sandler O’Neill also considered and discussed with the Wellesley board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Sandler O’Neill performed a similar analysis, assuming Wellesley’s earnings varied from 15.0%

above projections to 15.0% below projections. This analysis resulted in the following range of per share values for Wellesley’s common stock, applying the price to 2023 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 12.50%.

Annual Budget Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(15.0%)	$26.62	$28.96	$31.30	$33.64	$35.98	$38.32
(10.0%)	$28.14	$30.61	$33.09	$35.57	$38.05	$40.52
(5.0%)	$29.65	$32.27	$34.88	$37.50	$40.11	$42.72
0.0%	$31.16	$33.92	$36.67	$39.42	$42.17	$44.93
5.0%	$32.68	$35.57	$38.46	$41.35	$44.24	$47.13
10.0%	$34.19	$37.22	$40.25	$43.28	$46.30	$49.33
15.0%	$35.71	$38.87	$42.04	$45.20	$48.37	$51.53

Sandler O’Neill also performed an analysis that estimated the net present value per share of Cambridge common stock, assuming Cambridge performed in accordance with publicly available median analyst earnings per share estimates for Cambridge for the years ending December 31, 2019 and December 31, 2020, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Cambridge. To approximate the terminal value of a share of Cambridge common stock at December 31, 2023, Sandler O’Neill applied price to 2023 earnings multiples ranging from 13.0x to 18.0x and multiples of December 31, 2023 tangible book value ranging from 140% to 210%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Cambridge common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Cambridge common stock of $65.31 to $105.61 when applying multiples of earnings and $59.05 to $102.33 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
8.0%	$78.53	$83.94	$89.36	$94.78	$100.19	$105.61
9.0%	$75.63	$80.84	$86.05	$91.25	$96.46	$101.67
10.0%	$72.87	$77.88	$82.89	$87.90	$92.91	$97.92
11.0%	$70.23	$75.05	$79.87	$84.69	$89.52	$94.34
12.0%	$67.72	$72.36	$77.00	$81.64	$86.28	$90.92
13.0%	$65.31	$69.78	$74.25	$78.72	$83.19	$87.66

Tangible Book Value Per Share Multiples

Discount Rate	140%	154%	168%	182%	196%	210%
8.0%	$70.93	$77.21	$83.49	$89.77	$96.05	$102.33
9.0%	$68.32	$74.36	$80.40	$86.44	$92.48	$98.52
10.0%	$65.84	$71.65	$77.46	$83.27	$89.08	$94.88
11.0%	$63.47	$69.06	$74.65	$80.24	$85.83	$91.42
12.0%	$61.21	$66.59	$71.97	$77.35	$82.73	$88.11
13.0%	$59.05	$64.23	$69.41	$74.59	$79.77	$84.95

Sandler O’Neill also considered and discussed with the Wellesley board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Cambridge’s earnings varied from 15.0%

above estimates to 15.0% below estimates. This analysis resulted in the following range of per share values for Cambridge common stock, applying the price to 2023 earnings multiples range of 13.0x to 18.0x referred to above and a discount rate of 10.50%.

Annual Estimate Variance	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(15.0%)	$61.95	$66.13	$70.30	$74.48	$78.66	$82.84
(10.0%)	$65.14	$69.57	$73.99	$78.41	$82.84	$87.26
(5.0%)	$68.34	$73.01	$77.68	$82.35	$87.01	$91.68
0.0%	$71.53	$76.45	$81.36	$86.28	$91.19	$96.11
5.0%	$74.73	$79.89	$85.05	$90.21	$95.37	$100.53
10.0%	$77.92	$83.33	$88.73	$94.14	$99.55	$104.95
15.0%	$81.12	$86.77	$92.42	$98.07	$103.72	$109.38

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger on Cambridge assuming the merger closes March 31, 2020. Sandler O’Neill utilized the following information and assumptions: (a) estimated net income for Wellesley for the years ending December 31, 2020 and December 31, 2021 with an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Cambridge; (b) publicly available median analyst earnings per share estimates for Cambridge for the years ending December 31, 2019 and December 31, 2020, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Cambridge; and (c) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by Cambridge senior management. The analysis indicated that the merger could be accretive to Cambridge’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2020 through December 31, 2023 and dilutive to Cambridge’s estimated tangible book value per share at close and at December 31, 2020, December 31, 2021, and December 31, 2022, and accretive to Cambridge’s estimated tangible book value per share at December 31, 2023.

In connection with its analysis, Sandler O’Neill considered and discussed with the Wellesley board of directors how the analysis could be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill is acting as Wellesley’s financial advisor in connection with the merger and will receive a fee for such services in an amount equal to 1.25% of the aggregate purchase price, which fee is contingent upon the closing of the merger. At the time of announcement of the merger, Sandler O’Neill’s fee was approximately $1.5 million. Sandler O’Neill also received a $150,000 fee from Wellesley upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become due and payable to Sandler O’Neill upon closing of the merger. Wellesley has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with Sandler O’Neill’s engagement.

In the two years preceding the date of Sandler O’Neill’s opinion Sandler O’Neill did not provide any other investment banking services to Wellesley. Sandler O’Neill did not provide any investment banking services to Cambridge in the two years preceding the date of its opinion. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Wellesley, Cambridge and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of Wellesley, Cambridge and their respective affiliates for Sandler O’Neill’s account and for the accounts of Sandler O’Neill’s customers.

Additional Information Relating to Sandler O’Neill

On January 3, 2020, pursuant to the Agreement and Plans of Merger, dated as of July 9, 2019, by and among Piper Sandler Companies (formerly known as Piper Jaffray Companies), SOP Holdings, LLC and certain of its subsidiaries, including Sandler O’Neill, and the other parties thereto, Piper Sandler Companies completed its acquisition of one hundred percent of the outstanding ownership interests of Sandler O’Neill (the “Sandler Transaction”). Effective as of the closing of the Sandler Transaction, Piper Sandler Companies’ wholly owned broker-dealer subsidiary Piper Jaffray & Co. changed its name to “Piper Sandler & Co.” References herein to “Sandler O’Neill” shall include its successor “Piper Sandler & Co.” as the context requires.

Certain Unaudited Prospective Financial Information

Cambridge and Wellesley do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.

However, in connection with the merger, Cambridge’s senior management and Wellesley’s senior management prepared or approved for use certain unaudited prospective financial information which was provided to and considered by KBW and Sandler O’Neill for the purpose of performing financial analyses in connection with their respective fairness opinions, as described in this joint proxy statement/prospectus under “—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Cambridge” beginning on page 72 and “—Opinion of Sandler O’Neill & Partners, L.P., Financial Advisor to Wellesley” beginning on page 84. We refer to this information collectively as the prospective financial information.

The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. A summary of certain significant elements of this information is set forth below, and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of Cambridge common stock and holders of Wellesley common stock access to certain nonpublic information made available to Cambridge’s and Wellesley’s respective financial advisors for the purpose of performing financial analyses in connection with their respective fairness opinions.

Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions made by Cambridge’s senior management or Wellesley’s senior management, as applicable, at the time such prospective financial information was prepared, or was approved for use by the financial advisors, and represents, as applicable, Cambridge senior management’s or Wellesley senior management’s respective evaluation of Wellesley’s expected future financial performance on a stand-alone basis, without reference to the merger, and Cambridge’s expected future financial performance on a stand-alone basis, without reference to the merger. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Cambridge and Wellesley operate and the risks and uncertainties described under “Risk Factors” and “Information Regarding Forward-Looking Statements” in this joint proxy statement/prospectus and in the reports that Cambridge and Wellesley file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Cambridge and Wellesley and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Cambridge or Wellesley could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Cambridge, Wellesley or their respective boards of directors or financial advisors considered, or now consider, this prospective financial information to be material information to any holders of Cambridge common stock or holders of Wellesley common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and do not take into account any circumstances or events occurring after the date they were prepared. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.

The prospective financial information included in this document has been prepared by, and is the responsibility of, management of Cambridge and Wellesley. KPMG LLP (Cambridge’s independent registered public accounting firm) and Wolf & Company, P.C. (Wellesley’s independent registered public accounting firm) have not audited, reviewed, examined, compiled nor applied agreed upon procedures with respect to the prospective financial information and, accordingly, KPMG LLP and Wolf & Company, P.C. have not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to the historical financial information of Cambridge and Wellesley, respectively. Such reports do not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

Prospective Financial Information Regarding Cambridge

The following prospective financial information used by KBW in performing its financial analysis with respect to Cambridge on a stand-alone basis was provided to KBW by Cambridge management and approved by Cambridge for use by KBW: (i) estimated annual asset growth rate of 5.4% in 2020 per FactSet consensus estimates, with an assumed 6.0% annual asset growth rate in 2021 and thereafter per Cambridge management and (ii) estimated net income for Cambridge of $26.1 million for the year ending December 31, 2019 excluding the impact of merger related costs and the capital raise and $31.1 million for the year ending December 31, 2020, per FactSet consensus estimates, with an annual net income growth rate thereafter in the mid-single digits, per Cambridge management.

For the purposes of the Cambridge net present value analysis and pro forma merger analyses performed by Sandler O’Neill in connection with its fairness opinion, Cambridge directed Sandler O’Neill to rely upon and utilize estimates for Cambridge earnings per share for 2019 and 2020 that reflected consensus Wall Street research estimates, as well as estimated long-term annual net income growth rates for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Cambridge. Sandler O’Neill utilized the following unaudited prospective financial information with respect to Cambridge for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively: (i) net income of $26.0 million, $31.1 million, $33.0 million, $34.9 million, and $37.1 million; (ii) EPS of $5.62, $6.40, $6.77, $7.13 and $7.51; and (iii) dividends per share of $0.51 (representing the estimated dividend payment for the quarter ended December 31, 2019), $2.08, $2.36, $2.49, and $2.63.

Prospective Financial Information Regarding Wellesley

The following prospective financial information used by KBW in performing its financial analysis with respect to Wellesley on a stand-alone basis was provided to KBW by Cambridge management and approved by Cambridge for use by KBW: (i) estimated annual asset growth rate of 3.3% in 2020, 6.5% in 2021 and 6.0% in 2022 and each year thereafter and (ii) estimated net income available to common shareholders of Wellesley of $6.8 million for the year ending December 31, 2019 excluding the impact of merger related costs, $6.8 million for the year ending December 31, 2020, $8.0 million for the year ending December 31, 2021 and (iii) assumed net income growth at an upper single digit rate annually thereafter.

For purposes of Sandler O’Neill’s Wellesley net present value analysis performed in connection with Sandler O’Neill’s opinion, Sandler O’Neill used certain internal financial projections for Wellesley for the years ending December 31, 2019 through December 31, 2021, as well as an estimated long-term annual net income growth rates for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Wellesley. Sandler O’Neill utilized the following unaudited prospective financial information with respect to Wellesley for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively: (i) net income of $6.5 million, $7.6 million, $9.9 million, $10.7 million, and $11.6 million; (ii) EPS of $2.54, $2.98, $3.89, $4.20 and $4.54; and (iii) dividends per share of $0.06 (representing the estimated dividend payment for the quarter ended December 31, 2019), $0.26, $0.28, $0.30, and $0.32.

For purposes of Sandler O’Neill’s pro forma merger analysis performed in connection with Sandler O’Neill’s opinion, Sandler O’Neill used the following estimated net income for Wellesley for the years ending December 31, 2020, 2021, 2022 and 2023, respectively, as provided by the senior management of Cambridge: $6.8 million, $8.0 million, $8.6 million and $9.3 million.

Interests of Cambridge’s Directors and Executive Officers in the Merger

In considering the recommendation of the Cambridge board of directors regarding the merger, Cambridge shareholders should know that certain directors and executive officers of Cambridge have interests in the merger in addition to their interests as shareholders of Cambridge. All those additional interests are described below, to the extent they are material and are known to Cambridge. The boards of directors of Cambridge and Cambridge Trust and the boards of directors of Wellesley and Wellesley Bank were aware of these interests and considered them, among other matters, in approving the merger agreement.

Following the consummation of the merger, each current member of the Cambridge board of directors is expected to continue to serve as a director of the board of directors of the combined company and each current Cambridge executive officer is expected continue in his or her role as an executive officer of the combined company.

Interests of Wellesley’s Directors and Executive Officers in the Merger

In considering the recommendation of the Wellesley board of directors regarding the merger, Wellesley shareholders should know that certain directors and executive officers of Wellesley have interests in the merger in addition to their interests as shareholders of Wellesley. All those additional interests are described below, to the extent they are material and are known to Wellesley. The boards of directors of Wellesley and Wellesley Bank and the boards of directors of Cambridge and Cambridge Trust Company were aware of these interests and considered them, among other matters, in approving the merger agreement.

The following discussion sets forth the interests in the merger of each person who has served as a director or executive officer of Wellesley since January 1, 2019. Except as described below, to the knowledge of Wellesley, the directors and executive officers of Wellesley do not have any substantial interest, direct or indirect, by security holdings or otherwise in the merger or the merger agreement proposal apart from their interests as shareholders of Wellesley. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Treatment of Stock Options

Pursuant to the terms of the merger agreement, each option to purchase shares of Wellesley common stock, whether vested or unvested, that is outstanding as of immediately prior to the effective time of the merger will be cancelled at the effective time of the merger. In exchange for the cancellation of each option, the holder of such option will receive a cash amount equal to the product of (x) the number of shares of Wellesley common stock subject to such option at the effective time multiplied by (y) the amount by which the “per share consideration” exceeds the per share exercise price of such option, less applicable taxes and withholdings and without interest. In the event that the exercise price of an option is equal to or greater than the “per share consideration,” then the option will be cancelled in exchange for no consideration. The per share consideration is determined according to the following formula: the product of the exchange ratio of 0.580 multiplied by the average of the daily closing price of one share of Cambridge stock on NASDAQ for the five consecutive trading days ending on the third business day immediately preceding the closing date, rounded to the nearest whole cent.

Cash Payment for Stock Options

The following table sets forth, as of December 31, 2019, the number of shares of Wellesley common stock underlying the options held by each director and executive officer of Wellesley, as well as the cash payment that each director and executive officer of Wellesley would receive, assuming the Cambridge stock price at the consummation of the merger were the same as it was on December 31, 2019:

Executive Officer	Shares Underlying Options (#)	Cash Payment ($)
Thomas J. Fontaine (1)	16,285	507,066
Ralph L. Letner	10,000	274,870
Louis P. Crosier	1,600	74,379
Michael W. Dvorak	—	—
Director	Shares Underlying Options (#)	Cash Payment ($)
Simon R. Gerlin	—	—
Nancy Marden Goodall	9,027	281,074
Kathryn M. Hinderhofer	—	—
Garry R. Holmes	—	—
James J. Malerba	—	—
Leslie B. Shea	9,027	281,074
Tina L. Wang	9,027	281,074

(1)	Also a member of the board of directors.

Treatment of Restricted Stock Awards

Pursuant to the terms of the merger agreement, any vesting restrictions on each share of restricted stock outstanding immediately prior to the effective time of the merger will automatically lapse and each share of restricted stock will be treated as an issued and outstanding share of Wellesley common stock.

The following table sets forth, as of December 31, 2019, the amounts of unvested restricted stock awards that will vest upon the closing of the merger, assuming an effective time of the merger of December 31, 2019:

Executive Officer	Number of Restricted Stock Awards (#)
Thomas J. Fontaine (1)	2,666
Ralph L. Letner	1,000
Louis P. Crosier	1,200
Michael W. Dvorak	4,533

Director
Simon R. Gerlin	1,200
Nancy Marden Goodall	—
Kathryn M. Hinderhofer	1,200
Garry R. Holmes	2,400
James J. Malerba	3,000
Leslie B. Shea	—
Tina L. Wang	—

(1)	Also a member of the board of directors.

Employment Agreement with Mr. Fontaine

Mr. Fontaine is party to an employment agreement with Wellesley and Wellesley Bank. The term of the agreement runs for 36 months and renews daily, unless either party provides notice to the other party of its intention not to renew the agreement.

Under the employment agreement, Wellesley may terminate Mr. Fontaine’s employment for “cause” at any time in accordance with the terms of the agreement. If Wellesley terminates Mr. Fontaine’s employment for cause, Wellesley will have no further financial obligation to him except for the payment of any amounts that he has earned but that have not been paid as of the effective date of his termination and benefits accrued under certain employee benefit plans. Wellesley may also terminate Mr. Fontaine’s employment for any other reason that does not constitute cause upon 60-days’ notice. Mr. Fontaine may terminate his employment with Wellesley for “good reason” in accordance with the terms of the agreement. The term “good reason” includes (1) a material diminution in duties and responsibilities, (2) a material diminution in his base salary and (3) a change in reporting responsibilities. In addition, If Wellesley terminates Mr. Fontaine for reasons that do not constitute cause or if Mr. Fontaine voluntarily terminates his employment with good reason, then Wellesley will pay him a lump sum amount equal to the product of his average monthly compensation by the number of months remaining during the unexpired term of the agreement or, if greater, 12. “Average monthly compensation” equals the monthly average of Mr. Fontaine’s three highest years of compensation, as reported on Form W-2. In addition, Wellesley will pay Mr. Fontaine his cost of obtaining health insurance through COBRA for the unexpired term of the agreement or, if greater, 12 months.

Mr. Fontaine may voluntarily terminate his employment within the period beginning three months prior to and ending 12 months after a change in control. In the event of such a termination or another termination of the employment agreement by Wellesley or Mr. Fontaine following a change in control (other than a termination for cause), Mr. Fontaine would be entitled to a severance benefit equal to three times his highest annual compensation as reported in his Form W-2 for the three calendar years prior to a change in control. In addition, Mr. Fontaine would receive a lump sum cash payment equal to the cost of COBRA health continuation coverage for Mr. Fontaine and his eligible dependents for a period of 36 months. If Mr. Fontaine is already entitled to or has received the payment described in the prior paragraph due to a termination of employment without cause by Wellesley or a termination by Mr. Fontaine with good reason, then Mr. Fontaine is not entitled to the change in control payment described in this paragraph. If the change in control severance benefits under the employment agreement or other payments by Wellesley Bank to Mr. Fontaine are considered “parachute payments” under Section 280G of the Code, then such payments or benefits will be limited to the greatest amount that may be paid to Mr. Fontaine under Section 280G without causing any loss of deduction to Wellesley or its affiliates under such section but only if, by reason of such reduction, the net after tax benefit to him will exceed the net after tax benefit if such reduction were not made.

At or immediately prior to the effective time of the merger, Mr. Fontaine, Wellesley and Wellesley Bank will terminate the employment agreement. Mr. Fontaine is entitled to receive $1,921,137 pursuant to the employment agreement, assuming an effective time of the merger of December 31, 2019. The amount payable pursuant to Mr. Fontaine’s employment agreement will be reduced because of Section 280G of the Code to an amount estimated to be approximately $80,000.

Salary Continuation Agreement with Mr. Fontaine

Mr. Fontaine is party to a salary continuation agreement with Wellesley Bank whereby, upon separating from service on or after reaching age 65, Wellesley Bank would pay Mr. Fontaine a lump sum benefit equivalent to a 15-year annual benefit equal to 75% of his highest earnings (as defined in the agreement), less Wellesley Bank’s portion of social security benefits, pension plan benefits and Wellesley Bank’s matching contributions under Wellesley Bank’s 401(k) plan. Mr. Fontaine is fully vested in his benefits under the salary continuation agreement. Upon a change in control, Mr. Fontaine will become entitled to the benefit to which he would have otherwise become entitled at his normal retirement age of 65 (regardless of his actual age).

At or immediately prior to the effective time of the merger, Wellesley Bank will terminate the salary continuation agreement and pay Mr. Fontaine a lump amount equal to the present value of the benefit under which he is entitled under the terms of the agreement. Mr. Fontaine is entitled to receive an amount estimated to equal $3,687,793 pursuant to the salary continuation agreement, assuming an effective time of the merger of December 31, 2019 and based on current estimates of the values of the offsets, including social security and retirement plan benefits.

Employee Severance Arrangements

Wellesley Bank maintains a severance compensation agreement with Ralph Letner that provides him with a severance benefit of 24 months base salary if he is dismissed without cause or is not offered a comparable position within 12 months of the effective date of a change in control. In addition, Wellesley Bank would continue to pay its share of health insurance premiums for Mr. Letner if Mr. Letner elects COBRA health continuation coverage. Wellesley will terminate Mr. Letner’s severance compensation agreement prior to closing, in exchange for a payment of $150,000 to Mr. Letner.

Wellesley Bank also maintains a severance compensation agreement with Michael W. Dvorak. Mr. Dvorak’s severance compensation agreement allows for continued payment of his base salary for 24 months and for ongoing payment of Wellesley Bank’s share of Mr. Dvorak’s health insurance premiums if he elects COBRA health care continuation coverage following a termination without cause, or the same benefits if Mr. Dvorak is not offered a comparable position within 12 months following a change of control.

Offer Letter with Cambridge Trust Company

Concurrently with the execution of the merger agreement, Mr. Fontaine entered into an offer letter with Cambridge Trust Company that will be effective as of the closing date of the merger. Pursuant to the offer letter, Mr. Fontaine will be employed as Chief Banking Officer of Cambridge Trust Company at an annual salary rate of $450,000 for his first year of employment. The offer letter further provides eligibility to receive an annual performance-based bonus and grants of annual equity awards, as determined by Cambridge’s Compensation Committee, and to participate in the various employee benefit plans, programs, and arrangements that the Cambridge Trust Company may offer to similarly-situated employees from time to time.

Change in Control Agreement with Cambridge

Concurrently with the execution of the merger agreement, Mr. Fontaine entered into a change in control agreement with Cambridge that will be effective as of the closing date of the merger. The change in control agreement provides for severance benefits in the event a “change in control” (as defined in Cambridge’s 2017 Equity and Cash Incentive Plan) occurs and Mr. Fontaine’s employment with Cambridge Trust Company subsequently terminates within specified periods thereafter for certain reasons. The change in control agreement automatically renews each January 1 following the effective date unless terminated by Cambridge prior to September 30 of the preceding year, provided however, that if a change in control occurs, the change in control agreement will continue in effect for a period of 12 months following such change in control, notwithstanding any notice to terminate Cambridge provided. Pursuant to the change in control agreement, if Mr. Fontaine’s employment is terminated by Cambridge Trust Company without “cause” or he terminates employment for “good reason” (each as defined in the change in control agreement) within 12 months following a change in control, Mr. Fontaine will be entitled to receive, in addition to any accrued compensation: (i) a severance payment equal to three times the average of his highest three consecutive calendar years of annual base salary and annual cash incentive bonus; and (ii) continued participation, for a period of up to one year, in welfare benefit plans in which he participated prior to termination of employment. In the event that the severance payment and benefits provided under the change in control agreement, together with any other payments Mr. Fontaine is entitled to receive from Cambridge or its affiliates, constitute a “parachute payment” within the meaning of Section 280G of the Code or are subject to an excise tax imposed by Section 4999 of the Code, Cambridge will reduce the payments, to the minimum extent necessary, if it would put Mr. Fontaine in a better after-tax position than if he were to pay the excise tax on such payments and benefits. As a condition to receiving the severance payment, the change in control agreement provides that Mr. Fontaine will not, for a period of one year following his termination from employment, compete either directly or indirectly (other than as a holder of less than 10% of any publicly-traded securities) with Cambridge and any subsidiary or affiliate of Cambridge in any city or town in which Cambridge or such subsidiary or affiliate operates at any time during the term of the change in control agreement and any contiguous city or town.

Supplemental Executive Retirement Plan

Wellesley Bank sponsors a supplemental executive retirement plan, or SERP, to provide participating executives with benefits otherwise limited under Wellesley’s employee stock ownership plan and/or 401(k) plan due to limitations under the Internal Revenue Code or the terms of the employee stock ownership plan loan. Specifically, the plan provides benefits to eligible individuals that Wellesley cannot provide under the employee stock ownership plan and/or 401(k) plan as a result of these limitations, but that Wellesley would have provided under those plans but for these limitations. In addition to providing for benefits lost under the tax-qualified plans as a result of limitations imposed by the Internal Revenue Code, the SERP also provides supplemental benefits to designated individuals upon a change of control before the complete scheduled repayment of the employee stock ownership plan loan. Generally, upon a change in control, the SERP provides the participant with a benefit equal to the benefit the individual would have received under the employee stock ownership plan had he remained employed throughout the term of the plan, less the benefits actually provided under the employee stock ownership plan on behalf of the participant. Mr. Fontaine is the only participant in the SERP.

At or immediately prior to the effective time of the merger, Wellesley Bank will terminate the SERP and pay each participant a lump sum equal to the benefit to which such participant is entitled pursuant to the terms of such plan. Mr. Fontaine is eligible to receive $405,000, assuming an effective time of the merger of December 31, 2019.

Appointment of Three Directors to the Boards of Directors of Cambridge and Cambridge Trust Company

Effective immediately following the effective time of the merger, or at Cambridge’s option, immediately following the 2020 annual meeting of shareholders of Cambridge, Cambridge will appoint three members of the Wellesley board of directors to the boards of directors of Cambridge and Cambridge Trust Company. The designees will serve on the Cambridge and Cambridge Trust Company boards of directors until the next annual meeting following his or her appointment, at which time he or she will each be nominated for a three-year term. The directors will be entitled to receive compensation from Cambridge and Cambridge Trust Company for his or her service on the boards of directors in accordance with the fee schedule for services that is applicable from time to time for similar services by other members of Cambridge’s and Cambridge Trust Company’s boards of directors. Cambridge has designated Thomas J. Fontaine, the current President and Chief Executive Officer of Wellesley and Wellesley Bank, as one of the designees. Mr. Fontaine will serve on the Cambridge board of directors and Cambridge Trust Company board of directors until the next annual meeting following his appointment, at which point he will be nominated for a three-year term. Mr. Fontaine will not receive any separate compensation from Cambridge and Cambridge Trust Company for his service on the boards of directors.

Indemnification and Insurance of Directors and Officers

Pursuant to the merger agreement, Cambridge has agreed that, for a period of six years after the effective date of the merger, it will indemnify, defend and hold harmless each present and former director and officer of Wellesley against any reasonable costs, expenses or fees (including reasonable attorneys’ fees), judgments, amounts paid in settlement, fines, penalties, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time, arising out of the fact that he or she was a director or officer of Wellesley or is or was serving at the request of Wellesley as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Wellesley, including without limitation matters related to the negotiation, execution and performance of the merger agreement or any of the related transactions, to the fullest extent which such person would have been entitled to indemnification under Wellesley’s Charter and Wellesley’s Bylaws prior to the effective date of the merger.

In addition, Cambridge has agreed to maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the merger to cover the present officers and directors of Wellesley with respect to claims against such directors and officers arising from facts or events that occurred before the effective time of the merger; provided that, Cambridge is not obligated to pay more than 250% of Wellesley’s annual premiums for such coverage.

Merger-Related Compensation for Wellesley’s Named Executive Officers

The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each of Wellesley’s named executive officers that is based on, or otherwise relates to, the merger, which we refer to in this section as merger-related compensation. The merger-related compensation payable to these individuals is the subject of a non-binding advisory vote of Wellesley shareholders, as described above in “The Wellesley Proposals—Advisory Proposal on Specified Compensation.”

The following table sets forth the amount of payments and benefits that each of Wellesley’s named executive officers would receive in connection with the merger, assuming: (i) that the effective time of the merger is December 31, 2019, which is the assumed date of the closing solely for purposes of the disclosure in this section; (ii) a per share price of Wellesley common stock of $42.58, which is the average closing price per share over the first five business days following the announcement of the merger agreement; and (iii) that the employment of each named executive officer of Wellesley is terminated without cause or due to resignation with good reason (as such terms are defined in the relevant Wellesley agreement) immediately following the assumed effective time of December 31, 2019. This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. In addition, consistent with SEC guidance, the amounts below do not reflect amounts payable pursuant to the new agreements between the named executive officers and Cambridge. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result of the foregoing assumptions, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC(3)	Perquisites/ Benefits ($)(4)	Total ($)
Thomas J. Fontaine	80,000	113,518	1,884,397	0	2,077,915
Louis P. Crosier	—	43,328	—	—	43,328
Michael W. Dvorak	525,200	193,015	—	33,518	751,733
Ralph L. Letner	150,000	42,580	—	0	192,580

(1)

Cash. The amounts in this column reflect cash severance payments or payments in lieu of cash severance to which the named executive officers are entitled in connection with the merger Mr. Fontaine is entitled to receive $1,921,137 pursuant to his employment agreement, assuming an effective time of the merger of December 31, 2019. The amount payable pursuant to Mr. Fontaine’s employment agreement will be reduced because of Section 280G of the Code to an amount estimated to be approximately $80,000. Mr. Dvorak is entitled to $525,200 in connection with his severance compensation agreement. Mr. Letner will receive a $150,000 under the merger agreement in lieu of severance that would have been payable under his severance compensation agreement.

(2)

Equity. The amounts in this column reflect (a) the cash payment to be made in exchange for the cancellation of unvested Wellesley stock options (which, for purposes of this table, is equal to the number of unvested Wellesley stock options multiplied by the difference, if positive, between (i) $46.49, the “per share merger consideration” (as defined in the merger agreement) assuming the “Cambridge measurement price” (as defined in the merger agreement) was equal to the closing price of Cambridge common stock as of December 31, 2019, and (ii) the exercise price of each unvested Wellesley stock option) and (b) the value of unvested Wellesley restricted stock awards that will vest at the effective time of the merger. For purposes of this table, the value of unvested restricted stock was determined by multiplying the number of unvested shares by $42.58, which is the average closing market price of Wellesley common stock over the five business days following the public announcement of the merger. The following table sets forth the cash payment to be made in exchange for the cancellation of unvested Wellesley stock options and the value of unvested Wellesley restricted stock.

	Stock Options ($)	Restricted Stock ($)
Thomas J. Fontaine	0	113,518
Louis P. Crosier	43,328	0
Michael W. Dvorak	0	193,015
Ralph L. Letner	0	42,580

(3)

Pension and nonqualified deferred compensation. The amount in the table reflects the aggregate dollar value of pension and nonqualified deferred compensation benefit enhancements. Set forth below are the benefit enhancement under Mr. Fontaine’s individual supplemental executive retirement plan (SERP), equivalent to the supplemental stock ownership benefit for Mr. Fontaine under the SERP. Due to their employment and severance agreements being terminated prior to closing in connection with the merger, Thomas Fontaine and Ralph Letner will not receive COBRA health continuation coverage pursuant to the merger.

(4)

Perquisites/Benefits. The amount in the table reflects the estimated present value of Wellesley’s cost of COBRA health continuation coverage under the applicable employment or severance agreements, reflected as a lump sum. The following table sets forth the projected amount of the lump sum cash payment with respect to continued insurance coverage. Due to their employment and severance agreements being terminated prior to closing in connection with the merger, Thomas Fontaine and Ralph Letner will not receive COBRA health continuation coverage pursuant to the merger.

Continued Insurance Coverage ($)
Thomas J. Fontaine	0
Michael W. Dvorak	33,518
Ralph L. Letner	0

Boards of Directors of Cambridge and Cambridge Trust Company After the Merger

Effective immediately following the effective time of the merger, or at Cambridge’s option, immediately following the 2020 annual meeting of shareholders of Cambridge, Cambridge, upon consultation with Wellesley, will designate three members of the Wellesley board of directors to serve as members of Cambridge’s board of directors and Cambridge Trust Company’s board of directors. Cambridge has designated Thomas J. Fontaine, the current President and Chief Executive Officer of Wellesley and Wellesley Bank, as one of the designees. Mr. Fontaine will serve on the Cambridge board of directors and Cambridge Trust Company board of directors until the next annual meeting following his appointment, at which point he will be nominated for a three-year term. Cambridge has designated Thomas J. Fontaine, the current President and Chief Executive Officer of Wellesley and Wellesley Bank, as one of the designees.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general summary of material U.S. federal income tax consequences of the merger of Cambridge, Cambridge Trust Company, Wellesley, and Wellesley Bank. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing temporary and final regulations under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to Wellesley shareholders. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular Wellesley shareholder.

The following discussion may not apply to particular categories of holders of shares of Wellesley common stock subject to special treatment under the Code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations, individual retirement and other tax-deferred accounts, banks, persons subject to the alternative minimum tax, persons who hold Wellesley capital stock as part of a straddle, hedging or conversion transaction, persons whose functional currency is other than the U.S. dollar, persons eligible for tax treaty benefits, foreign corporations, foreign partnerships and other foreign entities, individuals who are not citizens or residents of the United States and holders of stock options or holders whose shares were acquired pursuant to the exercise of an employee stock option or otherwise as compensation. This discussion assumes that holders of shares of Wellesley common stock hold their shares as capital assets. The following discussion does not address state, local or foreign tax consequences of the merger. You are urged to consult your tax advisors to determine the specific tax consequences of the merger, including any state, local or foreign tax consequences of the merger.

Tax Consequences of the Merger Generally

Cambridge will receive an opinion from Hogan Lovells US LLP and Wellesley will receive an opinion from Kilpatrick Townsend & Stockton LLP, each to be filed with the SEC and dated as of the same date as the registration statement of which this joint proxy statement/prospectus is a part, to the effect that the merger will qualify as a tax-free reorganization under Section 368(a) of the Code. The tax opinions to be received by Cambridge and Wellesley will be based on certain representations, covenants and assumptions, as set forth in certificates provided to Hogan Lovells US LLP and Kilpatrick Townsend & Stockton LLP by appropriate officers of Cambridge and Wellesley, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. Neither Cambridge nor Wellesley intends to waive this condition. If any of the representations, covenants or assumptions relied upon by tax counsel is inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the merger could differ from those described below. An opinion of counsel neither binds the Internal Revenue Service, the IRS, nor precludes the IRS or the courts from adopting a contrary position. Neither Cambridge nor Wellesley intends to obtain a ruling from the IRS regarding the tax consequences of the merger.

Based on the opinions that the merger will qualify as a reorganization under Section 368(a) of the Code, it is the opinion of Hogan Lovells US LLP and Kilpatrick Townsend & Stockton LLP that the material U.S. federal income tax consequences of the merger are as follows:

•	no gain or loss will be recognized by Cambridge or Wellesley as a result of the merger;

•

except with respect to cash received in lieu of a fractional share of Cambridge common stock, no gain or loss will be recognized by U.S. holders who exchange all of their Wellesley common stock solely for Cambridge common stock pursuant to the merger. A U.S. holder of Wellesley common stock who receives cash in lieu of a fractional share of Cambridge common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Cambridge. As a result, such U.S. holder of Wellesley common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest;

•

the aggregate tax basis in the Cambridge common stock received by a Wellesley shareholder pursuant to the merger will equal that shareholder’s aggregate tax basis in the shares of Wellesley common stock being exchanged, reduced by any amount allocable to a fractional share of Cambridge common stock for which cash is received; and

•	the holding period of Cambridge common stock received by a Wellesley shareholder in the merger will include the holding period of the shares of Wellesley common stock being exchanged.

For purposes of the above discussion of the bases and holding periods for shares of Wellesley common stock and Cambridge common stock, Cambridge shareholders who acquired different blocks of Cambridge common stock at different times for different prices must calculate their basis, gains and losses, and holding periods separately for each identifiable block of such stock exchanged, converted, cancelled or received in the merger.

Backup Withholding

Payments of cash to a Wellesley shareholder pursuant to the merger are subject to information reporting and may, under certain circumstances, be subject to backup withholding unless such shareholder provides Cambridge with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a Wellesley shareholder under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against the Wellesley shareholder’s federal income tax liability; provided that the Wellesley shareholder timely furnishes the required information to the IRS.

Reporting Requirements

Wellesley shareholders who receive Cambridge common stock as a result of the merger will be required to retain records pertaining to the merger, and Wellesley shareholders who hold at least 5% of the outstanding Wellesley common stock immediately before the merger will be required to file with their U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

This summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local and foreign income and other tax consequences to you of the merger.

Regulatory Approvals Required for the Merger

General

Cambridge and Wellesley have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities that are necessary to consummate the merger of Cambridge, Cambridge Trust Company, Wellesley and Wellesley Bank. This includes various notices, approvals, waivers or consents from state and federal governmental authorities, including the FDIC, the Board of Governors of the Federal Reserve System, the Massachusetts Commissioner of Banks, the Massachusetts Housing Partnership and the Co-Operative Central Bank. The parties have filed or will file all required applications, notices and waiver requests to obtain the regulatory approvals and waivers necessary to consummate the merger. Cambridge and Wellesley cannot predict whether the required regulatory approvals will be obtained, when they will be received or whether such approvals will be subject to any conditions.

Massachusetts Commissioner of Banks

To consummate the merger, Cambridge will seek the approval of the Massachusetts Commissioner of Banks, or the MA Commissioner, pursuant to Chapter 167I, Section 3 of the Massachusetts General Laws.

In deciding whether to approve the merger, the MA Commissioner must determine whether competition among banking institutions will be unreasonably affected and whether public convenience and advantage will be promoted. In making this determination, the MA Commissioner must consider, at a minimum, a showing of net new benefits, which includes initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within the continuing institution’s Community Reinvestment Act assessment area and such other matters as the MA Commissioner may deem necessary or advisable.

Cambridge is not aware of any reason why it will not receive the MA Commissioner’s approval for the merger.

Federal Deposit Insurance Corporation

To consummate the merger, Cambridge will seek the approval of the FDIC under Section 18(c) of the Federal Deposit Insurance Act, as amended, which is commonly known as the Bank Merger Act. The FDIC may not approve the merger if:

•

such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•

the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless the FDIC finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In every case, the FDIC is required to consider the financial and managerial resources and future prospects of the institutions concerned, the convenience and needs of the communities to be served, and the effectiveness of each insured depository institution involved in the proposed merger in combating money-laundering activities. Consideration of financial resources generally focuses on capital adequacy of the institutions involved. In assessing the convenience and needs of the community to be served, the FDIC will consider such elements as the extent to which the proposed merger is likely to benefit the general public through higher lending limits, new or expanded services, reduced prices, increased convenience in utilizing the services and facilities of the resulting institution, or other means. The FDIC, as required by the Community Reinvestment Act of 1977, as amended, will also note and consider the record of performance of Cambridge Trust Company and Wellesley in meeting the credit needs of the entire community, including low and moderate-income neighborhoods. An unsatisfactory record may form the basis for denial or conditional approval of an application. Applicable regulations require publication of notice of an application for approval of the merger.

Federal Reserve

Cambridge will seek a waiver from the Federal Reserve from application requirements associated with the merger pursuant to 12 CFR 225.12(d), which authorizes the Federal Reserve to waive application requirements associated with a bank holding company merger or a bank holding company acquiring a new subsidiary bank if the transaction involves a bank merger and certain other conditions are met, including that the bank merger will be approved under the Bank Merger Act. If the Federal Reserve does not provide this waiver, Cambridge will seek the requisite approval from the Federal Reserve to consummate the merger.

Massachusetts Housing Partnership

Under Massachusetts law, the proposed transaction may not be completed until Cambridge has made “arrangements satisfactory” to the Massachusetts Housing Partnership Fund. Cambridge is working with the Massachusetts Housing Partnership Fund to make such arrangements and will request at the appropriate time that the Massachusetts Housing Partnership Fund send the MA Commissioner a letter confirming that such arrangements were made.

Massachusetts Co-Operative Central Bank

Under Massachusetts law, the merger of Wellesley Bank with and into Cambridge Trust Company may not be completed until “arrangements satisfactory” to The Co-operative Central Bank (the excess deposit insurer of Wellesley Bank) have been made. Cambridge Trust Company and Wellesley Bank are working with The Co-operative Central Bank to make such arrangements and will request at the appropriate time that The Co-operative Central Bank send the MA Commissioner a letter confirming that such arrangements were made.

Accounting Treatment of the Merger

The merger will be accounted for using the acquisition method of accounting with Cambridge treated as the acquirer. Under this method of accounting, Wellesley’s assets and liabilities will be recorded by Cambridge at their respective fair values as of the closing date of the merger and added to those of Cambridge. Any excess of purchase price over the net fair values of Wellesley’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of Wellesley’s net assets over the purchase price will be recognized in earnings by Cambridge on the closing date of the merger. Financial statements of Cambridge issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Wellesley prior to the merger. The results of operations of Wellesley will be included in the results of operations of Cambridge beginning on the effective date of the merger.

Appraisal Rights

Neither Cambridge shareholders nor Wellesley shareholders will be entitled to appraisal rights in the merger.

Restrictions on Sales of Shares by Certain Affiliates

The shares of Cambridge common stock to be issued in the merger will be freely transferable under the Securities Act of 1933, as amended, or the Securities Act, except for shares issued to any shareholder who is an “affiliate” of Cambridge as defined by Rule 144 under the Securities Act. Affiliates generally consist of individuals or entities that control, are controlled by or are under common control with Cambridge, and include the executive officers and directors of Cambridge and may include significant shareholders of Cambridge.

Stock Exchange Listing

Following the merger, the shares of Cambridge common stock will continue to trade on NASDAQ under the symbol “CATC”.

Delisting of Wellesley Common Stock After the Merger

Upon completion of the merger, the Wellesley common stock currently listed on NASDAQ will ceased to be listed on NASDAQ and will subsequently be deregistered under the Securities Exchange Act of 1934.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference into this joint proxy statement/prospectus and attached as Annex A to this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement. The merger agreement contains customary representations and warranties of Cambridge and Wellesley made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the agreement between Cambridge and Wellesley and are not intended to provide factual, business or financial information about Cambridge and Wellesley. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or different from what a shareholder might view as material, may have been used for purposes of allocating risk between Cambridge and Wellesley rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the merger agreement that were made to the other party in connection with the negotiation of the merger agreement, and generally were solely for the benefit of the parties to that agreement.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with the Massachusetts General Laws (“MGL”) and the Maryland General Corporation Law (“MGCL”) and the regulations promulgated thereunder, at the completion of the merger, (i) Wellesley will merge with and into Cambridge and (ii) Wellesley Bank will merge with and into Cambridge Trust Company. Cambridge and Cambridge Trust Company will be the surviving entities in the merger and will continue their existences under the laws of the Commonwealth of Massachusetts. Upon completion of the merger, the separate existences of Wellesley and Wellesley Bank will terminate.

The articles of organization of Cambridge and Cambridge Trust Company and the amended and restated bylaws of Cambridge and Cambridge Trust Company will remain as the articles of organization and bylaws, respectively, of Cambridge and Cambridge Trust Company. See “Comparison of Shareholder Rights” beginning on page 126.

The merger agreement provides that Cambridge may, at any time prior to the effective time, change the method of effecting the business combination of Cambridge and Wellesley. However, no such change may (a) alter or change the merger consideration, (b) adversely affect the tax treatment of Cambridge or Wellesley in connection with the merger, or (c) be reasonably likely to materially impede or delay consummation of the transactions contemplated by the merger agreement.

Effective Time and Timing of Closing

The merger can be completed and become effective after the following steps are completed: (1) approval of the merger by the FDIC, the MA Commissioner, receipt of the Federal Reserve’s approval of the application waiver request (or approval of the merger by the Federal Reserve if the waiver request is denied), and satisfaction of requirements of the Massachusetts Housing Partnership and the Co-Operative Central Bank, (2) approval of the merger, including the issuance of Cambridge common stock in connection with the merger, by the shareholders of Cambridge, (3) approval of the merger by the shareholders of Wellesley, and (4) filing of all documents as may be required by applicable laws and regulations to consummate the merger, including articles of merger with the Secretary of the Commonwealth of Massachusetts and with the Secretary of the State of Maryland. Subject to the satisfaction or waiver of all conditions to closing set forth in the merger agreement, the closing of the merger will occur as promptly as practicable after all of the conditions in the agreement have been satisfied, or if permissible, waived by the party entitled to the benefit of the same, or on such other date as Cambridge and Wellesley may mutually agree upon.

Cambridge and Wellesley anticipate that the merger will be completed in the second quarter of 2020. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Cambridge and Wellesley will obtain the required approvals or complete the merger.

Boards of Directors of Cambridge and Cambridge Trust Company After the Merger

Effective immediately following the effective time of the merger, or at Cambridge’s option, immediately following the 2020 annual meeting of shareholders of Cambridge, Cambridge, upon consultation with Wellesley, will designate three members of the Wellesley board of directors to serve as members of Cambridge’s board of directors and Cambridge Trust Company’s board of directors. The designees must meet the qualifications for directors as set forth in the amended and restated bylaws of Cambridge and Cambridge Trust Company. The designees will serve on the Cambridge and Cambridge Trust Company boards of directors until the next annual meeting following their appointments, at which time they will be nominated for a three-year term.

Consideration to be Received in the Merger

In the merger, each outstanding share of Wellesley common stock will be converted into the right to receive 0.580 shares of Cambridge common stock, plus cash in lieu of any fractional share.

No fractional shares of Cambridge common stock will be issued in connection with the merger. Instead, each Wellesley shareholder will receive an amount of cash, in lieu of any fractional share, based on the average per share closing price of Cambridge common stock on NASDAQ for the five consecutive trading days ending on the third business day immediately prior to the closing date of the merger, rounded to the nearest whole cent.

Exchange of Certificates; Dividends

On or before the closing date of the merger, Cambridge will cause to be delivered to the exchange agent certificates, or at Cambridge’s option, evidence of shares in book-entry form, representing the shares of Cambridge common stock to be issued in the merger. In addition, Cambridge will deliver to the exchange agent an aggregate amount of cash consideration sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of Cambridge common stock. Cambridge has selected American Stock Transfer & Trust Company, LLC to act as exchange agent in connection with the merger.

Promptly after the effective time of the merger, the exchange agent will mail to each Wellesley shareholder of record at the effective time of the merger, notice advising such holder of the effectiveness of the merger, including a form of letter of transmittal (in a form satisfactory to Cambridge and Wellesley) containing instructions for use in surrendering the shareholder’s Wellesley stock certificates. When such Wellesley shareholders deliver their Wellesley stock certificates or book-entry shares to the exchange agent with a properly completed and duly executed letter of transmittal and any other required documents, their Wellesley stock certificates or book-entry shares will be cancelled and in exchange, such Wellesley shareholders will receive:

•

a Cambridge stock certificate, or at the election of Cambridge, a statement reflecting shares issued in book-entry form, representing the number of whole shares of Cambridge common stock that they are entitled to receive under the merger agreement; and/or

•	a check representing the amount of cash that they are entitled to receive in lieu of any fractional shares.

Wellesley shareholders are not entitled to receive any dividends or other distributions on Cambridge common stock with a record date after the closing date of the merger until they have surrendered their Wellesley stock certificates or book-entry shares in exchange for a Cambridge stock certificate or book-entry shares. After the surrender of their Wellesley stock certificates or book-entry shares, Wellesley shareholders will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their Cambridge common stock.

Treatment of Stock Options

Pursuant to the terms of the merger agreement, each option to purchase shares of Wellesley common stock, whether vested or unvested, that is outstanding as of immediately prior to the effective time of the merger will be cancelled at the effective time of the merger. In exchange for the cancellation of each option, the holder of such option will receive a cash amount equal to the product of (x) the number of shares of Wellesley common stock subject to such option at the effective time multiplied by (y) the excess of the “per share consideration” over the exercise price per share of such option, less applicable taxes and withholdings and without interest. In the event that the exercise price of an option is equal to or greater than the per share consideration, then the option will be cancelled in exchange for no consideration. The per share consideration is determined according to the following formula: the sum of (1) the product of the exchange ratio of 0.580 multiplied by the average of the closing sales price of one share of Cambridge common stock on NASDAQ for the five consecutive trading days ending on the third business day immediately preceding the closing date.

Treatment of Restricted Stock Awards

Pursuant to the terms of the merger agreement, any vesting restrictions on each share of restricted stock outstanding immediately prior to the effective time of the merger will automatically lapse and each share of restricted stock will be treated as an issued and outstanding share of Wellesley common stock.

Representations and Warranties

The merger agreement contains representations and warranties made by and to Cambridge and Wellesley. The statements embodied in those representations and warranties were made for purposes of the agreement between Cambridge and Wellesley and are subject to important qualifications and limitations agreed to by Cambridge and Wellesley in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Cambridge and Wellesley rather than establishing matters as fact. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement.

Each of Cambridge, Cambridge Trust Company, Wellesley and Wellesley Bank has made representations and warranties to the other regarding, among other things:

•	due organization, good standing and authority;

•	capitalization;

•	subsidiaries;

•	corporate power;

•	corporate records;

•	corporate authority;

•	regulatory approvals, no defaults;

•	financial statements;

•	SEC filings;

•	financial controls and procedures;

•	absence of certain changes or events;

•	regulatory matters;

•	legal proceedings;

•	compliance with laws;

•	brokers;

•	employee benefit plans;

•	labor matters;

•	environmental matters;

•	tax matters;

•	derivative transactions;

•	loans and nonperforming and classified assets;

•	inapplicability of antitakeover laws;

•	the accuracy of information in this joint proxy statement/prospectus; and

•	anti-money laundering, community reinvestment and customer information security.

In addition, Wellesley and Wellesley Bank have made representations and warranties to Cambridge regarding, among other things:

•	regulatory action;

•	material contracts;

•	defaults;

•	investment securities;

•	tangible properties and assets;

•	intellectual property;

•	fiduciary accounts;

•	insurance;

•	fairness opinion; and

•	transactions with affiliates.

In addition, Cambridge has made representations and warranties to Wellesley regarding, among other things:

•	deposit insurance; and

•	stock issued in the merger.

The representations and warranties of each of Cambridge and Wellesley will expire upon the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles III and IV of the merger agreement attached to this joint proxy statement/prospectus as Annex A.

Conduct of Business Pending the Merger

Conduct of Business of Wellesley and Wellesley Bank Pending the Merger

Under the merger agreement, Wellesley and Wellesley Bank have agreed that, until the effective time of the merger or the termination of the merger agreement, Wellesley and Wellesley Bank will not, except as expressly permitted by the merger agreement or with the prior written consent of Cambridge:

•	conduct its business other than in the ordinary course consistent with past practice and prudent banking practice and in compliance in all material respects with all applicable laws and regulations;

•

fail to use reasonable best efforts to preserve their business organizations intact, maintain the services of current officers, employees, directors and other key individual service providers of Wellesley and any of its subsidiaries, and preserve the goodwill of their customers and others with whom business relationships exist;

•

issue, sell or otherwise permit to become outstanding, or authorize the creation or reservation of, any securities or equity equivalents or enter into any agreement with respect to the foregoing, except with respect to stock based awards outstanding on the date of the merger agreement;

•

permit any additional shares of capital stock to become subject to grants of employee or director stock options, warrants, rights, convertible securities and other arrangements or commitments which obligate Wellesley to issue or dispose of any of its capital stock or other ownership interests

•

directly or indirectly redeem, retire, purchase or otherwise acquire any shares of its capital stock (except to the extent necessary to effect a cashless exercise of an option to purchase Wellesley stock that was outstanding at the time of the merger agreement);

•	except for its regular quarterly dividends, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Wellesley stock;

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock;

•

enter into, amend or renew any employment, consulting, severance or similar agreement or arrangement with any director, officer, employee or individual service provider, or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments, except for (i) normal increases in compensation to non-executive employees in the ordinary course of business consistent with past practice not to exceed 10% with respect to any individual non-executive employee and all such increases in the aggregate not to exceed 4% of total compensation, and provided that any increases, either singularly or collectively, are consistent with its 2019 budget, (ii) cash contributions to its 401(k) plan and ESOP in the ordinary course of business consistent with past practice, and make a pro-rated ESOP contribution for 2020 and normal accruals under its supplemental executive retirement plan consistent with past practice, and (iii) payment of 2019 bonuses and 2020 accrued bonuses at the closing of the merger consistent with past practice and prorated through the closing date;

•

hire any person as an employee or promote any employee to a position of Vice President or above to the extent such hire or promotion would increase any severance obligation, except (i) to satisfy existing contractual obligations, and (ii) persons hired to fill any vacancies at an annual salary of less than $100,000 and whose employment is terminable at will;

•

enter into, establish, adopt, amend, modify or terminate any benefit and compensation plans, contracts, policies or arrangements covering current or former directors, officers or employees, except: (i) as required by applicable law or the merger agreement, subject to prior written notice and consultation with Cambridge; or (ii) to satisfy certain contractual obligations existing as of the date of the merger agreement.

•

pay, loan or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any other transaction with, its officers or directors or any of their immediate family members or any affiliates or associates of any of its officers or directors, other than (i) compensation in the ordinary course of business consistent with past practice, or (ii) certain loans permitted under the merger agreement;

•

sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to Wellesley taken as a whole;

•

acquire all or any portion of the assets, business, deposits or properties of any other entity other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice;

•

make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $100,000 in the aggregate;

•	amend the charter of bylaws of Wellesley or Wellesley Bank;

•

implement or adopt any change in its accounting principles, practices or methods other than as may be required by applicable laws or regulations or by accounting principles generally accepted in the United States, or GAAP;

•

enter into, amend, modify or terminate any contract, lease or insurance policy that involves the payment of, or incurs fees, in excess of $50,000 per annum, except in the ordinary course of business consistent with past practice or as expressly permitted by the merger agreement;

•

enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Wellesley or Wellesley Bank is or becomes a party, which involves a payment that exceeds $100,000 and/or would impose a material restriction on their businesses;

•	enter into any new material line of business;

•

change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any regulatory authority;

•	file any application or make any contract with respect to branching or site location or site relocation;

•	enter into any derivatives transactions, except in the ordinary course of business consistent with past practice;

•

incur any indebtedness for borrowed money or other liabilities (including brokered deposits and wholesale funding), federal funds purchased, borrowings from the Federal Home Loan Bank, and securities sold under agreements to repurchase, each with a duration exceeding 1 year, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business consistent with past practice;

•

acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not in accordance with Wellesley’s investment policy, or (ii) any debt security other than U.S. government and U.S. government agency securities with final maturities not greater than five years or mortgage-backed or mortgage related securities which would not be considered “high risk” securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice;

•

restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio is classified under GAAP or reported for regulatory purposes;

•

make, renegotiate, renew, increase, extend, modify or purchase any loan, other than in accordance with its existing loan policies and procedures, or to satisfy existing contractual obligations; provided, however, that prior notification to Cambridge Trust Company and Cambridge is required for (i) any new origination in excess of $4,000,000, or (ii) any loan not made in accordance with its existing loan policies;

•

make any equity investment or equity commitment to invest in real estate or in any real estate development project other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice;

•

make or change any material tax election, file any amended tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any adjustment of any material tax attribute, file any material claim for a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•

commit any act or omission which constitutes a material breach or default under any agreement with any governmental authority or under any material contract, lease or other material agreement or material license to which it is a party or by which it or its properties is bound;

•

foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a hazardous substance in amounts which would be material;

•

cause or allow the loss of insurance coverage that would have a material adverse effect to Wellesley, unless replaced with coverage which is substantially similar (in amount and insurer) to that in effect at the time of the merger agreement;

•

discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices;

•

take any action or fail to take any action that is intended or is reasonably likely to (i) result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time of the merger, (ii) result in any of the conditions to the merger set forth in the merger agreement not being satisfied, (iii) result in a material violation of any provision of the merger agreement, except, in each case, as required by applicable law or regulation or (iv) result in a material delay of the approval or completion of the merger; or

•	enter into any contract with respect to, or otherwise agree or commit to do, any of these prohibited activities.

Conduct of Business of Cambridge Pending the Merger

Under the merger agreement, Cambridge has agreed that, until the effective time of the merger or the termination of the merger agreement, Cambridge and Cambridge Trust Company will not, except as expressly permitted by the merger agreement or with the prior written consent of Wellesley:

•

take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time, (ii) any of the conditions to the merger agreement not being satisfied or (iii) a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law or regulation;

•	change its record date for payment of its quarterly dividend from the record date established in the prior year’s quarter in a manner that is inconsistent with past practice;

•

grant, issue, deliver or sell any additional shares of capital stock or rights; provided, however, that Cambridge may (i) grant equity awards pursuant to its employee benefit plans as required by any Cambridge employee benefit plan or in the ordinary course consistent with past practice, (ii) issue capital stock upon the vesting or exercise of any equity awards granted pursuant to a Cambridge employee benefits plan outstanding as of the date hereof in accordance with the terms and conditions thereof as in effect on the date hereof, including in connection with “net settling” any outstanding awards, and (iii) issue Cambridge capital stock in connection with the transactions contemplated by the merger agreement;

•

other than in the ordinary course of business consistent with past practice or in connection with the transactions contemplated hereby, make, declare, pay or set aside for payment any stock dividend on or in respect of, or declare or make any distribution on any shares of Cambridge common stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock;

•

amend its charter or bylaws in a manner that would materially and adversely affect the holders of Wellesley common stock, as prospective holders of Cambridge common stock, relative to other holders of Cambridge common stock;

•

enter into any binding definitive agreement, or publicly announce its intent to enter into any binding definitive agreement, to acquire any other depository institution or credit union prior to the receipt of all regulatory approvals required for the transactions contemplated by the merger agreement;

•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Cambridge Trust Company; or

•	enter into any contract with respect to, or otherwise agree or commit to do, any of these prohibited activities.

Wellesley Shareholder Meeting

Wellesley has agreed to use its best efforts to call, hold and convene a meeting of its shareholders within 40 days after the initial mailing of this joint proxy statement/prospectus to its shareholders to consider and vote on the approval of the merger agreement and any other matters required to be approved by its shareholders in order to consummate the merger. Wellesley has also agreed to ensure that its shareholder meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the meeting are solicited, in compliance with applicable law, Wellesley’s charter and Wellesley’s bylaws.

Additionally, the board of directors of Wellesley has agreed to recommend that its shareholders vote to approve the merger agreement and the transactions contemplated thereby (including the merger) and any other matters required to be approved by its shareholders for consummation of the merger.

Cambridge Shareholder Meeting

Cambridge has agreed to use its best efforts to call, hold and convene a meeting of its shareholders within 40 days after the initial mailing of this joint proxy statement/prospectus to its shareholders to consider and vote on the approval of the merger agreement, including the issuance of Cambridge common stock in connection with the merger, and any other matters required to be approved by its shareholders in order to consummate the merger. Cambridge has also agreed to ensure that its shareholder meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the meeting are solicited, in compliance with applicable law, Cambridge’s charter and Cambridge’s bylaws.

Additionally, the board of directors of Cambridge has agreed to recommend that its shareholders vote to approve the merger agreement and the transactions contemplated thereby (including the merger), including the issuance of Cambridge common stock in connection with the merger and any other matters required to be approved by its shareholders for consummation of the merger.

No Solicitation

Wellesley has agreed that neither it nor any of its respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants and other representative retained by Wellesley (which we refer to as Wellesley’s representatives) will, directly or indirectly:

•

solicit, initiate, induce or knowingly encourage or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•

participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise provide access to, any confidential or non-public information or data with respect to Wellesley or otherwise relating to an acquisition proposal; or

•	release any person from, waive any provision of, or fail to enforce any confidentiality agreement or standstill agreement to which Wellesley is a party.

Wellesley must immediately cease any existing discussions or negotiations with any person (other than Cambridge) with respect to any of the foregoing, and use reasonable best efforts to cause all persons (other than Cambridge) who have been furnished confidential information regarding Wellesley in connection with the solicitation of or discussions regarding an acquisition proposal within the 12 months prior to the date of the merger agreement to promptly return or destroy such information.

Under the merger agreement, an “acquisition proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated thereunder):

•	merger, consolidation, share exchange, business combination or other similar transactions;

•

sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of Wellesley or Wellesley Bank in a single transaction or series of transactions;

•	tender offer or exchange offer for 25% or more of the outstanding shares of capital stock or the filing of a registration statement under the Securities Act in connection therewith; or

•	public announcement by any person of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

If Wellesley receives a bona fide unsolicited written acquisition proposal prior to its shareholder meeting that did not result from a breach by Wellesley of any of the non-solicitation provisions in the merger agreement as discussed above, Wellesley may participate in discussions or negotiations regarding the unsolicited acquisition proposal or furnish the third party with, or otherwise afford access to the third party of, any information or data with respect to Wellesley or any of its subsidiaries or otherwise relating to the acquisition proposal if:

•

the Wellesley board of directors first determines in good faith, after consultation with its outside legal counsel and with respect to financial matters, its independent financial advisor, that such action would be required in order for directors of Wellesley to comply with their fiduciary duties under applicable law in response to an acquisition proposal that the Wellesley board of directors believes in good faith is a superior proposal;

•	Wellesley has provided Cambridge with at least 24 hour notice of receipt of such acquisition proposal; and

•

prior to furnishing or affording access to any information or data with respect to Wellesley or any of its subsidiaries or otherwise relating to an acquisition proposal, the third party enters into a confidentiality agreement with Wellesley containing terms no less favorable to Cambridge than those contained in its confidentiality agreement with Cambridge.

A “superior proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 25% of the combined voting power of the shares of Wellesley common stock then outstanding or all or substantially all of the assets of Wellesley and otherwise (a) on terms which the Wellesley board of directors determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to the Wellesley shareholders than the transactions contemplated with Cambridge, and (b) that constitutes a transaction that, in the Wellesley board of directors’ good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

Wellesley must deliver to Cambridge within twenty-four hours a new notice of each such superior proposal.

Employee Benefits

Following the closing date of the merger, Cambridge may, in its sole discretion, choose to maintain any or all of Wellesley’s benefit plans, and Wellesley and Wellesley Bank must cooperate with Cambridge in order to effect any plan terminations to be made as of the effective time of the merger. For the period commencing at the effective time of the merger and ending on December 31, 2020 (or the applicable continuing employee’s earlier termination of employment), Cambridge will provide or cause to be provided to each Wellesley and Wellesley Bank employee who continues employment with Cambridge Trust Company (a “continuing employee”) (i) at least the same base salary or base rate of pay as provided to such continuing employee immediately prior to the effective time of the merger, (ii) other benefits (other than severance, termination pay or equity compensation) substantially comparable in the aggregate to the benefits provided such continuing employees immediately prior to the effective time of the merger.

For any Wellesley benefit plan terminated for which there is a comparable employee benefit or compensation plan, program, policy, agreement or arrangement of Cambridge or any of its subsidiaries of general applicability, Cambridge will take all commercially reasonable action so that employees of Wellesley or Wellesley Bank will be entitled to participate in such Cambridge benefit plan to the same extent as similarly-situated employees of Cambridge.

Cambridge will cause each Cambridge benefit plan in which employees of Wellesley or Wellesley Bank are eligible to participate to take into account for purposes of eligibility and vesting under the Cambridge benefit plans, but not for purposes of benefit accrual, the service of such employees with Wellesley or Wellesley Bank to the same extent as such service was credited for such purpose by Wellesley or Wellesley Bank. Such service, however, will not be recognized to the extent that such recognition would result in a duplication of benefits.

Cambridge may amend, merge or terminate any Wellesley benefit plan or Cambridge benefit plan in accordance with their terms at any time. However, Cambridge will continue to maintain the Wellesley benefit plans ((other than stock-based or incentive plans) for which there is a comparable Cambridge benefit plan until the continuing employees are permitted to participate in the Cambridge benefit plan, unless such Cambridge benefit plan has been frozen or terminated with respect to similarly-situated Cambridge employees.

Following the closing date of the merger, Cambridge will honor, in accordance with Wellesley’s policies and procedures in effect as of the date of the merger agreement, any employee expense reimbursement obligations of Wellesley for out-of-pocket expenses incurred during the calendar year in which the closing occurs by any Wellesley employee whose employment continues after the effective time of the merger.

In the event Cambridge elects to terminate the Wellesley Bank 401(k) plan prior to the closing date, Cambridge will take any and all actions as may be required to permit continuing employees to roll over their account balances in the Wellesley Bank 401(k) plan into the Cambridge 401(k) plan. Cambridge will honor, under the vacation policies of Wellesley and Wellesley Bank, the accrued but unused vacation time of continuing employees.

If an employee of Wellesley or Wellesley Bank becomes eligible to participate in a medical, dental, vision, prescription drug, or other health plan, disability plan or life insurance plan of Cambridge upon termination of such plan of Wellesley or Wellesley Bank, Cambridge will make all commercially reasonable efforts to cause each such plan to (a) waive any preexisting condition limitations to the extent such conditions are covered under the applicable plan of Cambridge, (b) provide credit under any such plans for any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation, and (c) waive any waiting period limitation, actively-at-work requirement or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective time of the merger, in each case to the extent such employee satisfied any similar limitation or requirement under an analogous Wellesley benefit plan prior to the effective time of the merger.

Subject to the occurrence of the closing of the merger, the Wellesley Bank ESOP will be terminated by Wellesley Bank prior to the closing date. In connection with the termination of the Wellesley Bank ESOP, all plan accounts will be fully vested, all outstanding indebtedness of the Wellesley Bank ESOP will be repaid by delivering a sufficient number of unallocated shares of Wellesley common stock to Wellesley, at least five business days prior to the effective time of the merger, all remaining shares of Wellesley common stock held by the Wellesley Bank ESOP will be converted into the right to receive the merger consideration, and the balance of the unallocated shares and any other unallocated assets remaining in the Wellesley Bank ESOP after repayment of the Wellesley Bank ESOP loan will be allocated as earnings to the accounts of the Wellesley Bank ESOP participants who are employed as of the date of termination of the Wellesley Bank ESOP based on their account balances under the Wellesley Bank ESOP as of the date of termination of the Wellesley Bank ESOP and distributed to Wellesley Bank ESOP participants after the receipt of a favorable determination letter from the IRS.

Prior to the effective time of the merger, Wellesley Bank will submit the application for favorable determination letter in advance of the effective time of the merger. Wellesley Bank will adopt such amendments to the Wellesley Bank ESOP. Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Wellesley Bank ESOP upon its termination, the account balances in the Wellesley Bank ESOP will either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Prior to the closing date of the merger, Wellesley Bank will provide Cambridge with the final documentation evidencing that the actions contemplated have been effectuated. Wellesley Bank will continue to accrue and make contributions to the Wellesley Bank ESOP trust from the date of the merger agreement through the termination date of the Wellesley Bank ESOP in an amount sufficient, but not to exceed, the loan payments which become due in the ordinary course on the outstanding loans to the Wellesley Bank ESOP prior to the termination of the Wellesley Bank ESOP and will make a pro-rated payment on the Wellesley Bank ESOP loan for the 2020 plan year through and including the end of the calendar quarter immediately preceding the closing, prior to the termination of the Wellesley Bank ESOP.

Wellesley Bank will take all necessary action to terminate the Wellesley Bank supplemental executive retirement plan at or immediately prior to the effective time of the merger in accordance with Section 409A of the Code and to pay to each participant a lump sum amount equal to the benefit to which such participant is entitled pursuant to the terms of such plan.

Wellesley Bank will take all necessary action to terminate the existing salary continuation agreement by and between Wellesley Bank and Mr. Fontaine at or immediately prior to the effective time of the merger in accordance with Section 409A of the Code and to pay the executive a lump sum amount equal to the benefit to which such participant is entitled pursuant to the terms of such agreement. Wellesley and Wellesley Bank will take all necessary action to terminate the employment agreement by and among Wellesley, Wellesley Bank and Mr. Fontaine at or immediately prior to the effective time of the merger.

Cambridge and Wellesley may provide a retention pool to be paid to certain Wellesley employees designated by Cambridge in consultation with Wellesley.

Indemnification and Insurance

Indemnification

Under the merger agreement, Cambridge has agreed that for a period of six years following the effective time of the merger, it will indemnify and hold harmless each present and former director and officer of Wellesley and Wellesley Bank against any reasonable costs, expenses or fees (including reasonable attorneys’ fees), judgments, amounts paid in settlement, fines, penalties, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, for matters existing or occurring at or prior to the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was a director or officer of Wellesley and Wellesley Bank or is or was serving at the request of Wellesley or Wellesley Bank as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Wellesley and Wellesley Bank, to the fullest extent which such indemnified party would be entitled under the charter and bylaws of Wellesley and Wellesley Bank as in effect of the date of the merger agreement.

Directors’ and Officers’ Insurance

The merger agreement requires Cambridge to use its reasonable best efforts to cause the directors and officers of Wellesley immediately prior to the effective time of the merger to be covered by Wellesley’s directors’ and officers’ liability insurance policy for a six-year period following the effective time of the merger with respect to acts or omissions occurring prior to the effective time committed by such directors and officers in their capacities as such. Cambridge will not be required to expend in any one year more than 250% of the current annual amount expended by Wellesley to maintain such insurance. If the current insurance policy requires Cambridge to expend more than this amount, Cambridge shall use reasonable best efforts to obtain as much comparable insurance as is available.

Voting Agreements

Each of the directors and certain executive officers of Cambridge and Wellesley have entered into voting agreements. In the voting agreements, these directors and executive officers agreed to vote, and granted Wellesley or Cambridge, as applicable, an irrevocable proxy and power of attorney to vote, all of his or her shares of Cambridge or Wellesley common stock, as applicable, in favor of the consummation of the merger or any of the transactions contemplated by the merger agreement and against any other acquisition proposal.

Except under limited circumstances, these directors and executive officers also agreed not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any such shares. Each voting agreement terminates immediately upon the earlier of the adjournment of the meetings of shareholders of Cambridge and Wellesley, as applicable, called and held pursuant to merger agreement, or the termination of the merger agreement in accordance with its terms.

As of the record date, these directors and executive officers held              shares of Cambridge common stock, which represented approximately     % of the outstanding shares of Cambridge common stock. As of the record date, these directors and executive officers held              shares of Wellesley common stock, which represented approximately     % of the outstanding shares of Wellesley common stock. These directors and executive officers were not paid any additional consideration in connection with the execution of the voting agreement.

Additional Agreements

Cambridge and Wellesley have also agreed to use their reasonable best efforts in good faith to:

•

take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the merger and the transactions contemplated thereby as promptly as practicable; and

•

enable consummation of the transactions contemplated under the merger agreement, including the fulfillment of conditions set forth in the merger agreement, and cooperate fully with the other parties to the merger agreement to such end.

The merger agreement also contains covenants relating to cooperation in the preparation of this joint proxy statement/prospectus and additional agreements relating to, among other things, access to information and notice of certain matters.

Conditions to Complete the Merger

The obligations of Cambridge and Wellesley to consummate the merger are subject to the fulfillment of the following conditions:

•

Cambridge and Wellesley having obtained all regulatory approvals, and completed any requirements required by such regulatory approvals, required to consummate the transactions contemplated by the merger agreement and all related statutory waiting periods having expired or been terminated;

•	the registration statement, of which this joint proxy statement/prospectus is a part, being declared effective and the absence of any stop order suspending that effectiveness;

•	the shares of Cambridge common stock issuable in connection with the merger being approved for listing on NASDAQ;

•

the absence of any judgment, order, injunction or decree, or any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced, preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by the merger agreement; and

•

Cambridge having received the written opinion of Hogan Lovells US LLP and Wellesley having received the written opinion of Kilpatrick Townsend & Stockton LLP, in each case substantially to the effect that the merger will constitute a tax-free reorganization described in Section 368(a) of the Code.

In addition, the obligations of Cambridge to consummate the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:

•

each of the representations and warranties of Wellesley and Wellesley Bank set forth in the merger agreement will be true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on Wellesley or, after the effective time of the merger, on Cambridge;

•	Wellesley and Wellesley Bank will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

•

no regulatory approval will contain any condition, restriction or requirement that the Cambridge board of directors reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Cambridge would not have entered into the merger agreement had such condition, restriction or requirement been known on the date of the merger agreement;

•	the voting agreements will have been executed and delivered concurrently with Wellesley’s execution and delivery of the merger agreement;

•	the merger agreement will have been duly approved by the requisite vote of Wellesley shareholders;

•	Wellesley will have furnished certificates of its officers and such other documents to evidence fulfillment of certain conditions set forth in the merger agreement as Cambridge may reasonably request.

The obligations of Wellesley to consummate the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:

•

each of the representations and warranties of Cambridge set forth in the merger agreement will be true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on Cambridge;

•	Cambridge will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

•	the voting agreements will have been executed and delivered concurrently with Cambridge’s execution and delivery of the merger agreement;

•	the merger agreement, including the issuance of Cambridge common stock in connection with the merger, will have been duly approved by the requisite vote of Cambridge shareholders; and

•	Cambridge will have furnished certificates of its officers and such other documents to evidence fulfillment of certain conditions set forth in the merger agreement as Wellesley may reasonably request.

“Material adverse effect” when used with respect to Cambridge or Wellesley means any effect that is material and adverse to its financial condition, results of operations or business or that would materially impair its ability to perform its obligations under the merger agreement or otherwise materially threaten or materially impede its ability to consummate the transactions contemplated by the merger agreement. However, material adverse effect does not include the impact of:

•

changes in GAAP or applicable regulatory accounting requirements, except to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the financial services industry;

•

changes in rules or regulations of general applicability to financial institutions and/or their holding companies, or interpretations thereof by courts or any bank regulator or governmental authorities, except to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the financial services industry;

•

changes in in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, except to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the financial services industry;

•

public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated under the merger agreement (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated under the merger agreement;

•

a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a material adverse effect has occurred);

•	actions and omissions of either party taken with the prior written consent, or at the request, of the other;

•	any failure by the parties to meet any internal projections or forecasts or estimates of revenues or earnings for any period; and

•	the expenses incurred by either party in investigating, negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement.

Termination

The merger agreement may be terminated and the merger and the transactions contemplated by the merger agreement abandoned as follows:

•	by mutual consent of the parties;

•

by Cambridge or Wellesley if any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final, nonappealable action of any governmental authority, or an application for regulatory approval has been permanently withdrawn at the request of a governmental authority;

•

by Cambridge or Wellesley if the approval of the shareholders of Wellesley and Cambridge required to satisfy the closing conditions is not obtained at a duly held shareholder meeting or at any adjournment or postponement thereof (provided that if Wellesley is the terminating party it will not be in material breach of any of its obligations under the shareholder approval provisions in the merger agreement);

•

by Cambridge or Wellesley if the other party materially breaches any of its representations, warranties, covenants or other agreements set forth in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), which breach is not cured within 30 days of written notice of the breach, or by its nature cannot be cured prior to the closing of the merger, and such breach would entitle the non-breaching party not to consummate the merger;

•

by Cambridge or Wellesley if the merger is not consummated by September 30, 2020, unless the failure to consummate the merger by such date is due to a material breach of the merger agreement by the terminating party;

•	by Cambridge if:

•	Wellesley materially breaches the non-solicitation provisions in the merger agreement;

•

the Wellesley board of directors fails to recommend approval of the merger agreement by the Wellesley shareholders, or withdraws, modifies or changes such recommendation in a manner adverse to Cambridge’s interests;

•

the Wellesley board of directors recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than Cambridge or any of its subsidiaries; or

•	Wellesley fails to call, give notice of, convene and hold its special meeting;

•	by Wellesley if:

•

the Cambridge board of directors fails to recommend approval of the merger agreement, including the issuance of Cambridge common stock, by the Cambridge shareholders, or withdraws, modifies or changes such recommendation in a manner adverse to Wellesley’s interests;

•	Cambridge fails to call, give notice of, convene and hold its special meeting;

Under the merger agreement, an “acquisition transaction” means (other than the transactions contemplated between Cambridge and Wellesley): (a) a merger, consolidation, share exchange, business combination or any similar transaction; (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets in a single transaction or series of transactions; (c) a tender offer or exchange offer for 25% or more of the outstanding shares of the capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (d) an agreement or commitment to take any of the foregoing actions.

•	by Wellesley if:

•

the Wellesley board of directors so determines by a majority vote of the members of the entire board of directors, at any time during the five-day period commencing on the 10th day prior to the closing date of the merger (or the immediately preceding trading day if shares of Cambridge common stock are not trading on NASDAQ on such 10th day), which is referred to as the determination date, if both of the following conditions are satisfied:

•

the quotient obtained by dividing (i) the average of the daily closing prices for shares of Cambridge common stock for the 20 consecutive full trading days on which such shares are traded on NASDAQ (as reported by Bloomberg or, if not reported thereby, any other authoritative source) ending at the close of trading on the determination date by (ii) the closing price of a share of Cambridge common stock on NASDAQ (as reported by Bloomberg or, if not reported thereby, any other authoritative source) on the last trading day immediately preceding the date of the first public announcement of entry into the merger agreement, which is referred to as the Cambridge ratio, is less than 0.80; and

•

the Cambridge ratio is less than the quotient obtained by dividing (A) the average of the closing prices of the NASDAQ Bank Index for the 20 consecutive full trading days ending on the trading day prior to the determination date by (B) the closing price of the NASDAQ Bank Index on the last trading day immediately preceding the date of the first public announcement of entry into the merger agreement, and subtracting 0.20 from the quotient;

The closing price of Cambridge common stock on December 4, 2019, the last trading day preceding the first public announcement of the merger, was $76.36 per share. In order for the termination right described immediately above to be triggered, the average closing price of Cambridge common stock over the measurement period will need to be less than $61.09 per share and Cambridge common stock will need to have underperformed the NASDAQ Bank Index over the measurement period by at least 20 percentage points. If the Wellesley board of directors exercises the termination right described immediately above, Cambridge will have the option to increase the merger consideration such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering this termination right. If Cambridge elects to increase the merger consideration pursuant to the preceding sentence, no termination will occur.

Termination Fee

Under the terms of the merger agreement, Wellesley must pay Cambridge a termination fee of $4,100,000 if:

•	Cambridge terminates the merger agreement as a result of:

•	Wellesley breaching the non-solicitation provisions in the merger agreement;

•

the Wellesley board of directors failing to recommend approval of the merger agreement by the Wellesley shareholders, or withdrawing, modifying or changing such recommendation in a manner adverse to Cambridge’s interests;

•

the Wellesley board of directors recommending, proposing or publicly announcing its intention to recommend or propose to engage in an acquisition transaction with any person other than Cambridge or any of its subsidiaries; or

•	Wellesley materially breaching the shareholder approval provisions in the merger agreement by failing to call, give notice of, convene and hold the Wellesley special meeting;

•	Wellesley terminates the merger agreement as a result of:

•	Wellesley receiving a superior proposal and, in accordance with the terms of the merger agreement, the Wellesley board of directors has made a determination to accept such superior proposal; or

•

Wellesley or Wellesley Bank enters into a definitive agreement relating to an acquisition proposal or consummates an acquisition proposal within 12 months following the termination of the merger agreement by Cambridge as a result of a willful breach by Wellesley after an acquisition proposal has been publicly announced or otherwise made known to Wellesley.

Waiver and Amendment

Prior to the effective time of the merger, any provision of the merger agreement may be waived by the party benefited by the provision, or amended or modified by a written agreement between Cambridge, Cambridge Trust Company, Wellesley and Wellesley Bank. However, after the Cambridge and Wellesley special meetings, no amendment will be made which by law requires further approval by the shareholders of Cambridge or Wellesley, respectively, without obtaining such approval.

Expenses

Each party will pay all expenses it incurs in connection with the merger agreement and the related transactions, including fees and expenses of its own financial consultants, accountants and counsel, except that Cambridge and Wellesley will share equally any printing expenses and SEC filing and registrations fees for this joint proxy statement/prospectus.

Specific Performance

Cambridge and Wellesley have agreed that they are each entitled to an injunction or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Wellesley shareholders who receive shares of Cambridge common stock as a result of the merger will be governed by the articles of incorporation of Cambridge, or Cambridge’s Charter, and the amended and restated bylaws of Cambridge, or Cambridge’s Bylaws, and by the Massachusetts Business Corporation Act, or MBCA, whereas the rights of Wellesley shareholders currently are governed by the articles of incorporation of Wellesley, or Wellesley’s Charter, and the amended and restated bylaws of Wellesley, or Wellesley’s Bylaws and the Maryland General Corporation Law, as amended. The following discussion summarizes certain material differences between the rights of Cambridge shareholders and Wellesley shareholders.

This discussion does not purport to be a complete statement of the rights of shareholders of Cambridge or the rights shareholders of Wellesley shareholders, and is qualified in its entirety by reference to the governing corporate documents of Cambridge and Wellesley and applicable Massachusetts and Maryland law. See “Where You Can Find More Information” beginning on page 146.

	Cambridge	Wellesley
Authorized Capital Stock	Cambridge’s Charter authorizes it to issue up to 10,000,000 shares of capital stock, par value $1.00 per share.	Wellesley’s Charter authorizes it to issue up to 15,000,000 shares of capital stock, par value $0.01 per share.

Directors	Cambridge’s Bylaws provide for not less than three director and not more than 25 directors.	Wellesley’s Bylaws provide that the number of directors be fixed from time to time exclusively by the vote of the directors, provided that such number shall never be less than the minimum required by the MGCL (1).

Director Classes	Cambridge’s Bylaws provide that directors are divided into three classes, as nearly identical in number as the then total number of directors constituting the entire board of directors permits, and are elected for three year staggered terms.	Wellesley’s Charter provides that directors are divided into three classes, as nearly equal in number as reasonably possible, and are elected for three year staggered terms.

Removal of Directors	Cambridge’s Bylaws provide that a director may be removed only for cause by the affirmative vote of at least 80% of the shares of capital stock entitled to vote at any special meeting called for the purpose of considering such removal.	Wellesley’s Charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of at least the majority of the shares of stock entitled to vote in the election of directors.

	Cambridge	Wellesley
Filling Board Vacancies	Cambridge’s Bylaws provide that any vacancy newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy created by the death, resignation or removal of another director shall serve for a term coinciding with the remaining term of his or her predecessor. Any director elected to fill a vacancy created by an increase in the number of directors shall serve until the next meeting of shareholders at which directors are elected.	As per Wellesley’ election to be governed under Section 3-804(c) of the MGCL, Wellesley’s Bylaws provide that any vacancy in the directors resulting from an increase in size of the board, the death, resignation or removal of a director may be filled only by the affirmative vote of the majority of directors remaining in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

Nomination of Director Candidates by Shareholders	Cambridge’s Bylaws provide that any shareholder of record may nominate a candidate for director if the shareholder provides notice to the corporate Secretary of Cambridge at least 50 days, but not more than 70 days, prior to the annual meeting with the following information: (i) the name and address of such shareholder and of each person to be nominated, (ii) the class and number of shares of capital stock of the corporation beneficially owned by such shareholder and by each person to be nominated, (iii) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate such person(s), (iv) a description of all arrangements between such shareholder and each person to be nominated pursuant to which the nomination or nominations are to be made by such shareholder, (v) such other information regarding each nominee proposed in the notice as would be required to be included in a proxy statement filed pursuant	Wellesley’s Bylaws provide that nominations for election as a director may be made at a meeting of shareholders at which directors are to be elected only: (i) by or at the direction of the Board of Directors; or (ii) by any shareholder entitled to vote for the election of directors at the meeting who gives notice delivered or mailed to and received at the principal executive office of Wellesley not less than 90 days prior to the date of the meeting, provided that in the event that less than 100 days’ notice or prior disclosure of the date of the meeting is given or made to shareholders, the notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The shareholder’s notice must include (i) all information relating to the nominee that is required to be disclosed in solicitations of

	Cambridge	Wellesley
	to the proxy rules of the Securities and Exchange Commission, and (vi) the consent of each nominee to serve as a director of the corporation if elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in accordance with the foregoing procedure.	proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) (A) the name and address of the proposing shareholder, as such appears on Wellesley’s books; (B) the class and number of shares of beneficially owned by such shareholder; and (C) a statement disclosing (1) whether such shareholder or any nominee thereof is acting with or on behalf of any other person; and (2) if applicable, the identity of such person.

Vote Required	The MBCA requires the approval of the plan of merger by two-thirds of the shares of Cambridge common stock entitled to vote at the special meeting of Cambridge shareholders .	Under Wellesley’s Charter, the plan of merger requires approval by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

Exculpation of Directors and Officers	The MBCA provides that directors and officers shall not be personally liable except in cases where the director or officer does not discharge his or her duty: (i) in good faith; (ii) with the reasonable care of a person in a like position under similar circumstances; or (iii) in a manner that the director or officer believes to be in the best interests of the corporation.	Wellesley’s charter provides that directors and officers shall not be liable to Wellesley or its shareholders for money damages except: (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) to the extent otherwise provided by the MGCL.

	Cambridge	Wellesley
Indemnification	Cambridge’s Bylaws provide broad indemnification for current and former directors, officers, employees, and agents in civil, criminal administrative and investigative suits, except (a) with respect to a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the corporation, or the proceeding seeks a declaratory judgment regarding his or her own conduct or (b) with respect to a compromise payment made to dispose of a matter, pursuant to a consent decree or otherwise, unless the payment and indemnification thereof have been approved by the corporation, or a court of competent jurisdiction. No indemnification will be provided if the director or officer’s (a) did not act in good faith, in the reasonable belief that his or her action was in, or at least not opposed to, the best interests of Cambridge, and (b) in a criminal proceeding, had a reasonable believe that such acts or omissions were unlawful.	Wellesley’s Charter provides non-exclusive broad indemnification for: (i) its directors and officers, whether serving Wellesley or at its request any other entity, to the fullest extent required or permitted by the general laws of the State of Maryland, as amended, including the advance of expenses under the procedures required; and (ii) other employees and agents to such extent as shall be authorized by the directors or Wellesley’s Bylaws and be permitted by law. Directors may take such action as is necessary to carry the indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. The foregoing provided that any indemnification payments made remain subject to compliance with § 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. § 1828(k), and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation.

Dissenters’ Rights	The MBCA provides that dissenters’ right of appraisal are only available in connection with (1) mergers if shareholder approval is required or if the corporation is a subsidiary that is merged with its parent, unless shareholders are receiving cash or marketable securities as consideration; (2) share exchanges to which the corporation is a party as the corporation whose shares will be acquired and the shares being received are not marketable securities; (3) sales of substantially all of the assets	The MGCL provides that shareholders of a Maryland corporation has the right to demand and receive payment of the fair value of the shareholder’s stock from the successor in case of: (i) merger or consolidation with another corporation, unless the company’s charter provides otherwise; (ii) acquisition of the shareholder’s stock by share exchange; (iii) amendment to the charter adversely affecting the shareholder’s rights, unless right to do so is reserved by the charter itself; and (iv) a business

	Cambridge	Wellesley
	(other than sales that are in the usual and regular course of business and certain liquidations and court-ordered sales); (4) certain amendments to the articles of organization that materially and adversely affect rights in respect of a dissenter’s shares; and (5) certain corporate conversions.	combination between a corporation and an interested shareholder or affiliate, subject to certain exceptions. Under Wellesley’s Charter, holders of Wellesley common stock shall not be entitled to exercise any rights of an objecting shareholder under Title 3, Subtitle 2 of the MGCL or any successor statute unless the board of directors, pursuant to a resolution approves a resolution applying such rights to a given transaction or series of transactions.

Notice of Shareholder Meetings	Cambridge’s Bylaws provide that shareholders will be given written notice stating the place, date, and hour of a shareholder meeting and stating the purpose of the meeting not less than seven days nor more than 60 days before the date of the meeting.	Wellesley’s Bylaws provide that shareholders will be given written notice stating the place, date and time of the meeting and, in the case of a special meeting, the purpose(s) for which the meeting is called, not less than 10 days or more than 90 days before the date of the meeting.

Calling a Special Meeting of Shareholders	Cambridge’s Bylaws provide that a special meeting of shareholders can be called for any purpose by: (i) the CEO; (ii) the board of directors; or (iii) by the Secretary in response to a written request from a shareholder who holds at least one-tenth part in interest of the capital stock entitled to vote thereat. If a special meeting is called by the shareholders, the meeting shall be held no fewer than 60 nor more than 90 days after such application, with no fewer than 20 days’ notice.	Wellesley’s Bylaws provide that a special meeting of shareholders can be called for any purpose by: (i) the chairman of the board, the President, or by two-thirds of the total number of directors which the Wellesley would have if there were no vacancies on the board. Pursuant to Wellesley’s election to be governed under the MGCL, a special meeting of the shareholders shall be called by the secretary of Wellesley upon the written request of the holders of at least a majority of all shares outstanding and entitled to vote on the business to be transacted at such meeting. Notwithstanding the foregoing, the secretary shall not be obligated to call a special meeting of the shareholders requested by shareholders for the purpose of taking any action that is non-binding or advisory in nature.

	Cambridge	Wellesley
Record Date	Cambridge’s Bylaws provide that the board of directors may fix in advance a time, which shall not be more than 70 days before the date of any meeting of shareholders or the date for the payment of any dividend or the making of any distribution to shareholders or the last day on which the consent or dissent of shareholders may be effectively expressed for any purpose, as the record date.	Wellesley’s Bylaws provide that the board of directors may fix, in advance, a record date, which shall not be more than 90 or less than 10 days before the date of such meeting, nor more than 90 days prior to any other action. The transfer books may not be closed for a period longer than 20 days. In the case of a meeting of shareholders, the closing of the transfer books shall be at 10 days before the date of the meeting.

Dividends	The MBCA provides that a corporation may not make a distribution if, after giving effect thereto, either: (i) it would be unable to pay its debts as they become due in the usual course of its business; or (ii) its total assets would be less than its total liabilities.	The MGCL provides that a corporation may not make a distribution if, after giving effect thereto, either: (i) it would be unable to pay its debts as they become due in the usual course of its business; or (ii) its total assets would be less than its total liabilities.

Action Without a Meeting	Cambridge’s Bylaws provide that any action required or permitted to be taken at any meeting of the directors may be taken without a meeting if all the directors consent to the action in writing, signed or delivered to the corporation by electronic transmission, and the written consents are filed with the records of the meetings of directors.	Wellesley’s bylaws provide that committees of the board of directors may take action without a meeting if all members thereof consent thereto in writing, and the writing(s) are filed with the minutes of the proceedings of such committee.

Stock Ownership Requirement for Directors	Massachusetts law does not provide a stock ownership requirement for directors of Massachusetts corporations.	Maryland law does not provide a stock ownership requirement for directors of Maryland corporations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following table shows selected unaudited pro forma condensed combined financial data about the financial condition and results of operations of the combined company after giving effect to (i) the consummation of Cambridge’s merger with Optima Bank & Trust Company, or Optima, which was completed on April 17, 2019, or the Optima merger, (ii) the issuance and sale of 550,850 shares of Cambridge’s common stock, including the sale of 71,850 shares pursuant to an underwriter option, with estimated net proceeds to Cambridge of $38.2 million after deducting the underwriting discount, and (iii) the consummation of the merger.

The following unaudited pro forma combined consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and combine the historical consolidated financial position and results of operations of Cambridge and its subsidiaries, Optima and Wellesley as acquisitions by Cambridge of Optima and Wellesley using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes.

Under the acquisition method of accounting, the assets and liabilities of Optima were recorded by Cambridge at their respective fair values as of the date the merger was completed and the excess of the merger consideration over the fair value of the net assets was allocated to goodwill and other intangible asset. Cambridge has not performed the detailed valuation analysis necessary to determine the fair market values of Wellesley’s assets to be acquired and liabilities to be assumed, and as such, estimates have been used. Accordingly, the unaudited pro forma condensed combined financial data include an estimated allocation of the purchase price. The pro forma adjustments included in this joint proxy statement/prospectus are subject to change depending on changes in interest rates and the components of assets and liabilities, and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Wellesley’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the fair values of the net assets as compared with the information shown in the unaudited pro forma condensed combined financial data may change the amount of the purchase price allocated to goodwill and other assets and liabilities, and may impact Cambridge’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Wellesley’s shareholders’ equity, including results of operations and certain balance sheet changes from September 30, 2019 through the date the merger is completed will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

Certain reclassifications were made to Optima’s and Wellesley’s historical financial information to conform to Cambridge’s presentation of financial information. All significant pro forma adjustments and underlying assumptions are described in the accompanying notes. The unaudited pro forma combined consolidated statements of income give effect to the merger and the Optima merger, or collectively, the mergers, as if they occurred on January 1, 2018. The unaudited pro forma combined consolidated balance sheet gives effect to the mergers as if they occurred on September 30, 2019.

The unaudited pro forma combined financial statements should be read in conjunction with the following consolidated financial statements and accompanying notes of Cambridge, Wellesley and Optima for the applicable periods, as well as any other information contained in or incorporated by reference into this joint proxy statement/prospectus:

•

Cambridge’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2018, which were included in Cambridge’s Annual Report on Form 10-K for the year ended December 31, 2018, and filed with the Securities and Exchange Commission, or SEC, on March 18, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Cambridge’s unaudited financial statements and the related notes thereto as of and for the nine months ended September 30, 2019, which were included in Cambridge’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019, and filed with the SEC on November 7, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Cambridge’s unaudited financial statements and the related notes thereto as of and for the six months ended June 30, 2019, which were included in Cambridge’s Quarterly Report on Form 10-Q for the six months ended June 30, 2019, which were filed with the SEC on August 8, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Wellesley’s audited consolidated financial statements as of and for the year ended December 31, 2018 and 2017, which were included in Wellesley’s Annual Report on Form 10-K for the year ended December 31, 2018, and filed with the SEC on March 29, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Wellesley’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2019, which were included in Wellesley’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019, and filed with the SEC on November 7, 2019, which has been incorporated by reference in this joint proxy statement/prospectus;

•

Optima’s audited financial statements as of and for the years ended December 31, 2018 and 2017, which were filed as Exhibit 99.1 to Cambridge’s Current Report on Form 8-K filed with the SEC on October 22, 2019, which has been incorporated by reference in this joint proxy statement/prospectus; and

•

Optima’s unaudited condensed financial statements as of and for the three months ended March 31, 2019, which were filed as Exhibit 99.2 to Cambridge’s Current Report on Form 8-K filed with the SEC on October 22, 2019, which has been incorporated by reference in this joint proxy statement/prospectus.

Cambridge anticipates that the merger with Wellesley will provide financial benefits that include reduced operating expenses. The pro forma information does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical benefits would have been had the two companies been combined during these periods.

The unaudited pro forma shareholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Cambridge common stock or the actual or future results of operations of Cambridge for any period. Actual results may be materially different than the pro forma information presented.

	September 30, 2019
	Cambridge (as Reported)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Adjustments for Capital Raise		Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except par value)
Assets
Cash and cash equivalents	$68,949	$81,353	$(15,001	) (1)	$135,301	$38,201	(12)	$173,502
Investment securities
Available for sale, at fair value	148,068	33,793	288	(2)	182,149	—		182,149
Held to maturity, at amortized cost	269,475	100	—		269,575	—		269,575

Total investment securities	417,543	33,893	288		451,724	—		451,724
Loans held for sale, at lower of cost or fair value	2,082	6,351	—		8,433	—		8,433
Loans	2,179,882	832,803	(10,351	) (3)	3,002,334	—		3,002,334
Less: allowance for loan losses	(18,035)	(7,218)	7,218	(4)	(18,035)	—		(18,035)

Net loans	2,161,847	825,585	(3,133)		2,984,299	—		2,984,299
Federal Home Loan Bank of Boston Stock, at cost	9,159	6,162	—		15,321	—		15,321
Bank owned life insurance	37,161	7,946	—		45,107	—		45,107
Banking premises and equipment, net	14,954	3,785	—		18,739	—		18,739
Right-of-use asset, operating leases	34,553	6,852	—		41,405	—		41,405
Deferred income taxes, net	7,939	2,717	(798	) (5)	9,858	—		9,858
Accrued interest receivable	6,959	2,769	—		9,728	—		9,728
Goodwill	31,206	—	44,258	(6)	75,464	—		75,464
Merger related intangibles	3,429	—	6,930	(7)	10,359	—		10,359
Other assets	46,087	8,454	—		54,541	—		54,541

Total assets	$2,841,868	$985,867	$32,544		$3,860,279	$38,201		$3,898,480

	September 30, 2019
	Cambridge (as Reported)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Adjustments for Capital Raise		Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except par value)
Liabilities
Deposits
Demand	$654,133	$133,187	—		$787,320	—		$787,320
Interest bearing checking	429,755	42,162	—		471,917	—		471,917
Money market	214,721	280,434	—		495,155	—		495,155
Savings	876,392	72,807	—		949,199	—		949,199
Certificates of deposit	232,858	230,155	671	(8)	463,684	—		463,684

Total deposits	2,407,859	758,745	671		3,167,275	—		3,167,275
Short-term borrowings	113,935	51,000	—		164,935	—		164,935
Long-term borrowings	—	77,533	285	(9)	77,818	—		77,818
Subordinated debt	—	9,854	—		9,854	—		9,854
Operating lease liabilities	35,990	6,907	—		42,897	—		42,897
Other liabilities	40,739	10,043	—		50,782	—		50,782

Total liabilities	2,598,523	914,082	956		3,513,561	—		3,513,561

Shareholders’ Equity
Common stock	4,850	26	1,452	(10)	6,328	551	(12)	6,879
Additional paid-in capital	98,256	27,500	74,395	(11)	200,151	37,650	(12)	237,801
Retained earnings	142,237	44,598	(44,598	) (11)	142,237	—		142,237
Accumulated other comprehensive loss	(1,998)	592	(592	) (11)	(1,998)	—		(1,998)
Unearned compensation - ESOP	—	(931)	931	(11)	—	—		—
Total shareholders’ equity	243,345	71,785	31,588		346,669	38,201		384,919

Total liabilities and shareholders’ equity	$2,841,868	$985,867	$32,544		$3,860,279	$38,201		$3,898,480

Footnotes to Unaudited Pro Forma Consolidated Statements of Balance Sheets at September 30, 2019:

(1)	Includes $4.4 million paid to the holders of Wellesley stock options and estimated after-tax merger expenses of $10.6 million
(2)	Represents the estimated adjustment to increase investments to fair market value
(3)	Represents the estimated adjustment to reduce loans to fair market value
(4)	Reflects the elimination of Wellesley’s existing loan loss reserve at acquisition
(5)	Represents the amount to record estimated deferred income taxes on the fair value adjustments presented, at an estimated tax rate of 25.5%
(6)	Represents the preliminary estimated amount of goodwill, based on issuance of 1,477,645 CATC shares outstanding at $77.13 per share (January 10, 2020 closing price)
(7)	Represents the estimated amount of the core deposit intangible asset recognized in connection with the business combination
(8)	Represents the estimated amount to increase time deposits to fair market value
(9)	Represents the estimated amount to increase borrowings from FHLB to fair market value
(10)	Represents the amount to eliminate Wellesley common stock at par and record the estimated par value of shares issued by Cambridge
(11)	Represents the amount to eliminate Wellesley equity accounts and record the estimated additional paid-in capital
(12)	Represents the amount to record the issuance of 550,580 CATC shares at $73.00 per share, less estimated issuance cost of $2.0 million

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

	For the Nine Months Ended September 30, 2019
	Cambridge (as Reported)	Optima (through April 17, 2019)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Interest and dividend income
Interest on taxable loans	$60,919	$6,050	$591	(1)	$67,560	$27,867	$687	(8)	$96,114	$96,114
Interest on tax-exempt loans	385	30	—		415	73	—		488	488
Interest on taxable investment securities	6,074	155	—		6,229	1,076	(49	) (9)	7,256	7,256
Interest on tax-exempt investment securities	1,709	—	—		1,709	238	—		1,947	1,947
Dividends on FHLB of Boston stock	281	18	—		299	213	—		512	512
Interest on overnight investments	556	196	—		752	577	—		1,329	1,329

Total interest and dividend income	69,924	6,449	591		76,964	30,044	638		107,646	107,646

Interest expense
Interest on deposits	11,489	1,941	63	(2)	13,493	7,665	(535	) (10)	20,623	20,623
Interest on borrowed funds	1,347	195	—		1,542	2,328	(226	) (11)	3,644	3,644

Total interest expense	12,836	2,136	63		15,035	9,993	(761)		24,267	24,267

Net interest and dividend income	57,088	4,313	528		61,929	20,051	1,399		83,379	83,379
Provision for Loan Losses	2,673	70	—		2,743	480	—		3,223	3,223

	For the Nine Months Ended September 30, 2019
	Cambridge (as Reported)	Optima (through April 17, 2019)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley	Cambridge (Pro Forma with Wellesley)	Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Net interest and dividend income after provision for loan losses	$54,415	$4,243	$528		$59,186	$19,571	$1,399	$80,156	$80,156

Noninterest income
Wealth management revenue	19,576	—	—		19,576	1,228	—	20,804	20,804
Deposit account fees	2,395	69	—		2,464	74	—	2,538	2,538
ATM/Debit card income	1,046	99	—		1,145	57	—	1,202	1,202
Bank owned life insurance income	454	36	—		490	177	—	667	667
Gain (loss) on disposition of investment securities	(79)	—	—		(79)	8	—	(71)	(71)
Gain on loans held for sale	491	47	—		538	161	—	699	699
Loan related derivative income	1,571	—	—		1,571	771	—	2,342	2,342
Other income	1,014	53	—		1,067	50	—	1,117	1,117

Total noninterest income	26,468	304	—		26,772	2,526	—	29,298	29,298

Noninterest expense
Salaries and employee benefits	34,353	2,238	—		36,591	9,214	—	45,805	45,805
Occupancy and equipment	7,813	678	18	(3)	8,509	2,466	—	10,975	10,975
Data processing	4,532	216	—		4,748	930	—	5,678	5,678
Professional services	2,411	414	—		2,825	637	—	3,462	3,462
Marketing	1,175	94	—		1,269	197	—	1,466	1,466

	For the Nine Months Ended September 30, 2019
	Cambridge (as Reported)	Optima (through April 17, 2019)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)		Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)		Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
FDIC Insurance	$369	$4	$—		$373		$336	$—		$709		$709
Merger expenses	3,880	3,381	(7,261	) (4)	—		—	—		—		—
Other expenses	2,216	195	120	(5)	2,531		1,674	945	(12)	5,150		5,150

Total noninterest expense	56,749	7,220	(7,123)		56,846		15,454	945		73,245		73,245

Income before income taxes	24,134	(2,673)	7,651		29,112		6,643	454		36,209		36,209
Income tax expense (benefit)	5,988	(570)	1,836	(6)	7,254		1,800	116	(13)	9,170		9,170

Net income	$18,146	(2,103)	5,815		$21,858		$4,843	$338		$27,039		$27,039

Share data:
Weighted average number of shares outstanding, basic	4,525,178	2,192,588	—		4,948,444	(7)	2,454,103	—		6,426,088	(14)	6,976,938	(15)
Weighted average number of shares outstanding, diluted	4,552,092	2,325,417	—		4,975,358	(7)	2,545,786	—		6,453,002	(14)	7,003,852	(15)
Basic earnings per share	$3.98	$(0.96)	$—		$4.42		$1.97	$—		$4.21		$3.88
Diluted earnings per share	$3.95	$(0.90)	$—		$4.39		$1.91	$—		$4.19		$3.86

Footnotes to Unaudited Pro Forma Consolidated Statements of Income for the Nine Months Ended September 30, 2019:

Notes for Merger with Optima:

(1)	Represents accretion income as a result of the fair market value adjustment on loans of $6.3 million
(2)	Represents amortization expense as a result of the fair market value adjustment on Certificates of Deposit of $472,000
(3)	Represents the depreciation as a result of the fair market value adjustment for fixed assets of $980,000
(4)	Represents the elimination of merger expenses in connection with the Optima merger
(5)	Represents the amortization expense as a result of the recognition of the core deposit intangible asset of $3.6 million

(6)	Represents the Income tax effect of pro forma adjustments utilizing an effective tax rate of 24%
(7)	Pro forma weighted average shares include 722,746 shares issued to former Optima shareholders

Notes for Merger with Wellesley:

(8)	Represents accretion income as a result of the fair market value adjustment on loans of $10.4 million
(9)	Represents amortization expense as a result of the fair market value adjustment on Investment Securities of $288,000
(10)	Represents accretion income as a result of the fair market value adjustment on Certificates of Deposit of $671,000
(11)	Represents accretion income as a result of the fair market value adjustment on Federal Home Loan Bank borrowings of $285,000
(12)	Represents the amortization expense as a result of the recognition of the core deposit intangible asset of $6.9 million
(13)	Represents the Income tax effect of pro forma adjustments utilizing an effective tax rate of 25.5%
(14)	Pro forma weighted average shares include 1,477,645 shares to be issued to former Wellesley shareholders
(15)	Pro forma weighted average shares include 550,850 shares issued in connection with the capital raise

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31, 2018
	(dollars in thousands, except share data)
	Cambridge (as Reported)	Optima (as Reported)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Interest and dividend income
Interest on taxable loans	$57,941	$19,604	$2,038	(1)	$79,583	$30,927	$874	(8)	$111,384	$111,384
Interest on tax-exempt loans	371	30	—		401	101	—		502	502
Interest on taxable investment securities	7,457	580	—		8,037	1,441	(65	) (9)	9,413	9,413
Interest on tax-exempt investment securities	2,404	15	—		2,419	327	—		2,746	2,746
Dividends on FHLB of Boston stock	287	56	—		343	333	—		676	676
Interest on overnight investments	595	263	—		858	509	—		1,367	1,367

Total interest and dividend income	69,055	20,548	2,038		91,641	33,638	809		126,088	126,088

Interest expense
Interest on deposits	5,023	5,949	$253	(2)	11,225	6,442	(652	) (10)	17,015	17,015
Interest on borrowed funds	444	3	—		447	2,467	(243	) (11)	2,671	2,671

Total interest expense	5,467	5,952	253		11,672	8,909	(895)		19,686	19,686

Net interest and dividend income	63,588	14,596	1,785		79,969	24,729	1,704		106,402	106,402
Provision for Loan Losses	1,502	246	—		1,748	585	—		2,333	2,333

Net interest and dividend income after provision for loan losses	62,086	14,350	1,785		78,221	24,144	1,704		104,069	104,069

	For the Year Ended December 31, 2018
	(dollars in thousands, except share data)
	Cambridge (as Reported)	Optima (as Reported)	Adjustments for Cambridge’s Acquisition of Optima		Cambridge (Pro Forma with Optima)	Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley		Cambridge (Pro Forma with Wellesley)	Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Noninterest income
Wealth management revenue	$25,191	$—	$—		$25,191	$1,616	$—		$26,807	$26,807
Deposit account fees	3,071	245	—		3,316	87	—		3,403	3,403
ATM/Debit card income	1,180	344	—		1,524	89	—		1,613	1,613
Bank owned life insurance income	526	153	—		679	234	—		913	913
Gain (loss) on disposition of investment securities	2	22	—		24	—	—		24	24
Gain on loans held for sale	99	206	—		305	64	—		369	369
Loan related derivative income	1,651	—	—		1,651	340	—		1,991	1,991
Other income	1,269	335	—		1,604	156	—		1,760	1,760

Total noninterest income	32,989	1,305	—		34,294	2,586	—		36,880	36,880

Noninterest expense
Salaries and employee benefits	41,212	7,104	—		48,316	10,842	—		59,158	59,158
Occupancy and equipment	9,072	2,185	54	(3)	11,311	3,004	—		14,315	14,315
Data processing	5,177	552	—		5,729	990	—		6,719	6,719
Professional services	3,258	959	—		4,217	766	—		4,983	4,983
Marketing	2,229	305	—		2,534	323	—		2,857	2,857
FDIC Insurance	574	495	—		1,069	626	—		1,695	1,695
Merger expenses	201	—	(201	) (4)	—	—	—		—	—
Other expenses	2,264	477	360	(5)	3,101	2,012	1,260	(12)	6,373	6,373

Total noninterest expense	63,987	12,077	213		76,277	18,563	1,260		96,100	96,100

Income before income taxes	31,088	3,578	1,572		36,238	8,167	444		44,849	44,849
Income tax expense	7,207	1,002	377	(6)	8,586	2,176	113	(13)	10,875	10,875

Net income	$23,881	2,576	1,195		$27,652	$5,991	$331		$33,974	$33,974

	For the Year Ended December 31, 2018
	(dollars in thousands, except share data)
	Cambridge (as Reported)	Optima (as Reported)	Adjustments for Cambridge’s Acquisition of Optima	Cambridge (Pro Forma with Optima)		Wellesley (as Reported)	Adjustments for Cambridge’s Acquisition of Wellesley	Cambridge (Pro Forma with Wellesley)		Cambridge (Pro Forma with Wellesley and Capital Raise)
	(dollars in thousands, except share data)
Share data:
Weighted average number of shares outstanding, basic	$4,061,529	$2,069,880	$—	$4,784,275	(7)	$2,404,371	$—	$6,261,920	(14)	$6,812,770	(15)
Weighted average number of shares outstanding, diluted	4,098,633	2,331,569	—	4,821,379	(7)	2,502,784	—	6,299,024	(14)	6,849,874	(15)
Basic earnings per share	$5.82	$1.24	$—	$5.78		$2.49	$—	$5.43		$4.99
Diluted earnings per share	$5.77	$1.10	$—	$5.74		$2.40	$—	$5.39		$4.96

Footnotes to Unaudited Pro Forma Consolidated Statements of Income for the Year Ended December 31, 2018:

Notes for Merger with Optima:

(1)	Represents accretion income as a result of the fair market value adjustment on loans of $6.3 million
(2)	Represents amortization expense as a result of the fair market value adjustment on Certificates of Deposit of $472,000
(3)	Represents the depreciation as a result of the fair market value adjustment for fixed assets of $980,000
(4)	Represents the elimination of merger expenses in connection with the Optima merger
(5)	Represents the amortization expense as a result of the recognition of the core deposit intangible asset of $3.6 million
(6)	Represents the Income tax effect of pro forma adjustments utilizing an effective tax rate of 24%
(7)	Pro forma weighted average shares include 722,746 shares issued to former Optima shareholders

Notes for Merger with Wellesley:

(8)	Represents accretion income as a result of the fair market value adjustment on loans of $10.4 million
(9)	Represents amortization expense as a result of the fair market value adjustment on Investment Securities of $288,000
(10)	Represents accretion income as a result of the fair market value adjustment on Certificates of Deposit of $671,000
(11)	Represents accretion income as a result of the fair market value adjustment on Federal Home Loan Bank borrowings of $285,000
(12)	Represents the amortization expense as a result of the recognition of the core deposit intangible asset of $6.9 million
(13)	Represents the Income tax effect of pro forma adjustments utilizing an effective tax rate of 25.5%
(14)	Pro forma weighted average shares include 1,477,645 shares to be issued to former Wellesley shareholders
(15)	Pro forma weighted average shares include 550,850 shares to be issued in connection with the capital raise

Preliminary Purchase Price Allocation

The pro forma adjustments include the accounting entries to record the merger transaction under the acquisition method of accounting for business combinations. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill and other intangible assets. Fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions which are considered reasonable, and will be revised as additional information becomes available.

The pro forma purchase price for the Wellesley merger is as follows (dollars in thousands):

Purchase Price Calculation
Shares outstanding	2,570
ESOP plan termination	(23)

Shares outstanding	2,547
Shares exchanged for stock	2,547
Stock value	$44.74
Aggregate value of shares receiving stock	$113,941
Aggregate value to option holders	$4,433

Aggregate Purchase Price	$118,374

Preliminary pro forma goodwill
Fair value of assets acquired:
Cash and cash equivalents	$81,353
Investments available for sale	34,181
Loans held for sale	6,351
Loans, net	822,452
Other assets	37,887
Core deposit intangible	6,930

Total assets acquired	$989,154

Fair value of liabilities assumed:
Deposits	759,416
Borrowings	138,672
Other liabilities	16,950

Total liabilities assumed	$915,038

Net assets acquired	74,116

Preliminary pro forma goodwill	$44,258

LEGAL MATTERS

The validity of the shares of Cambridge common stock to be issued in the merger will be passed upon for Cambridge by Hogan Lovells US LLP. Hogan Lovells US LLP and Kilpatrick Townsend & Stockton LLP will deliver opinions to Cambridge and Wellesley, respectively, as to certain federal income tax consequences of the merger. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 104.

EXPERTS

Cambridge

The consolidated financial statements of Cambridge Bancorp as of December 31, 2018 and 2017, and for each of the three years then ended, and management’s assessment of the effectiveness of internal control over financial reporting incorporated in this joint proxy statement/prospectus by reference to Cambridge’s Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of KPMG LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Wellesley

The financial statements of Wellesley Bancorp, Inc. as of December 31, 2018 and 2017, and for each of the years then ended, incorporated in this joint proxy statement/prospectus by reference to Wellesley’s Annual Report on Form 10-K for the year ended December 31, 2018 have been audited by Wolf & Company, P.C., Independent Auditors, as stated in their report thereon (which report expresses an unqualified opinion), and included in this joint proxy statement/prospectus in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

Optima

The financial statements of Optima Bank & Trust Company as of December 31, 2018 and 2017, and for the years then ended, included in Cambridge’s Current Report on Form 8-K dated October 22, 2019 have been audited by Baker Newman & Noyes LLC, Independent Auditors, as stated in their report thereon (which report expresses an unqualified opinion), and included in this joint proxy statement/prospectus in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

FUTURE SHAREHOLDER PROPOSALS

Cambridge 2020 Annual Shareholder Meeting and Shareholder Proposals

If the merger is completed, Wellesley shareholders will become shareholders of Cambridge. Cambridge currently intends to hold a regularly scheduled annual meeting of shareholders in 2020. Any shareholder proposal pursuant to Rule 14a-8 of the Exchange Act intended for inclusion in Cambridge’s proxy statement for the 2020 annual meeting of shareholders must have been received by the Cambridge by November 20, 2019. Shareholder proposals to be acted upon at the 2020 annual meeting of shareholders (but not for inclusion in the proxy statement) will only be considered if they (a) are received by the Corporate Secretary of Cambridge at 1336 Massachusetts Avenue, Cambridge, Massachusetts 02138 within the time period described below and (b) concern a matter that may properly be considered and acted upon at the annual meeting in accordance with law and the rules of the SEC, including Rule 14a-8 under the Exchange Act. In addition, under Cambridge’s bylaws, if you wish to nominate a director or bring other business before the 2020 annual meeting of shareholders, the following criteria must be met: (i) you must be a shareholder of record; (ii) you must have given timely notice in writing to the Corporate Secretary of Cambridge; and (iii) your notice must contain specific information required in Article

II Section 8 and Article III Section 2 of Cambridge’s bylaws. To be timely, a shareholder’s notice to the Corporate Secretary of Cambridge must be delivered to or mailed and received at Cambridge’s principal executive offices between March 9, 2020 and March 29, 2020. Nothing in this paragraph will be deemed to require Cambridge to include in its proxy statement and proxy card for the 2020 annual meeting any shareholder proposal which does not meet the requirements of the SEC in effect at the time. Any such proposal will be subject to 17 C.F.R. §240.14a-8 of the rules and regulations promulgated by the SEC under the Exchange Act.

Wellesley 2020 Annual Shareholder Meeting and Shareholder Proposals

Wellesley does not anticipate holding a 2020 annual meeting of Wellesley shareholders if the merger is completed before the second quarter of 2020. However, if the merger is not completed within the expected time frame, or at all, Wellesley may hold an annual meeting of its shareholders in 2020. Wellesley must receive proposals that shareholders seek to include in the proxy statement for Wellesley’s next annual meeting no later than December 12, 2019. If next year’s annual meeting is held on a date that is more than 30 calendar days from May 22, 2020, a shareholder proposal must be received by a reasonable time before Wellesley begins to print and mail its proxy solicitation materials for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

Wellesley’s Bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nomination and/or proposals to Wellesley’s Corporate Secretary not less than 90 days before the date of the annual meeting. However, if less than 100 days’ notice or prior public disclosure of the annual meeting is given to shareholders, such notice must be delivered not later than the close of business on the tenth day following the day on which notice of the annual meeting was mailed to shareholders or public disclosure of the meeting date was made. A copy of Wellesley’s bylaws may be obtained from Wellesley. Nothing in this paragraph will be deemed to require Wellesley to include in its proxy statement and proxy card for the 2020 annual meeting any shareholder proposal which does not meet the requirements of the SEC in effect at the time. Any such proposal will be subject to 17 C.F.R. §240.14a-8 of the rules and regulations promulgated by the SEC under the Exchange Act.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are shareholders of Cambridge will be “householding” the proxy materials. A single joint proxy statement/prospectus will be delivered to multiple shareholders sharing an address, unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker.

Shareholders who currently receive multiple copies of the proxy statement at their addresses and would like to request “householding” of their communications should contact their brokers.

WHERE YOU CAN FIND MORE INFORMATION

Cambridge and Wellesley each file annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public at the SEC’s website at www.sec.gov.

Cambridge has filed a registration statement on Form S-4 to register with the SEC the shares of Cambridge common stock that Wellesley shareholders will receive in the merger. This joint proxy statement/prospectus is part of Cambridge’s registration statement on Form S-4, and is a prospectus of Cambridge and a proxy statement of Cambridge and Wellesley for their shareholder meetings.

The SEC permits Cambridge to “incorporate by reference” information into this joint proxy statement/prospectus. This means that Cambridge can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this joint proxy statement/prospectus that is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the Cambridge documents set forth below that have been previously filed with the SEC. These documents contain important information about Cambridge and Wellesley and their financial conditions.

Cambridge SEC Filings (SEC File Number 001-38184)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2018, filed March 18, 2019
Proxy Statement on Schedule 14A	Filed March 19, 2019 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2018)
Quarterly Report on Form 10-Q	Quarters ended March 31, 2019, filed May 9, 2019, June 30, 2019, filed August 8, 2019, and September 30, 2019, filed November 7, 2019

Cambridge SEC Filings (SEC File Number 001-38184)	Period or Date Filed
Current Reports on Form 8-K	Filed January 23, 2019, January 25, 2019, February 19, 2019, February 22, 2019, April 17, 2019, April 18, 2019, April 29, 2019, May 8, 2019, May 13, 2019, May 14, 2019, May 15, 2019, July 16, 2019, July 30, 2019, October 22, 2019, November 13, 2019, December 5, 2019, and December 10, 2019 (other than the portions of those documents not deemed to be filed)
Description of Cambridge common stock contained in Cambridge’s registration statement on Form 10-12B and any amendment or report filed for the purpose of updating such description.	Filed August 9, 2017

This joint proxy statement/prospectus incorporates by reference the Wellesley documents set forth below that have been previously filed with the SEC. These documents contain important information about Cambridge and Wellesley and their financial conditions.

Wellesley SEC Filings (SEC File Number 001-35352)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2018, filed March 29, 2019
Proxy Statement on Schedule 14A	Filed April 10, 2019 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2018)
Quarterly Report on Form 10-Q	Quarters ended March 31, 2019, filed May 9, 2019, June 30, 2019, filed August 6, 2019, and September 30, 2019, filed November 7, 2019
Current Reports on Form 8-K	Filed January 24, 2019, January 29, 2019, February 27, 2019, March 11, 2019, April 1, 2019, April 25, 2019, May 23, 2019, July 25, 2019, August 28, 2019, October 24, 2019, November 20, 2019, and December 5, 2019 (other than the portions of those documents not deemed to be filed)
Description of Wellesley common stock contained in Wellesley’s registration statement on Form S-1 and any amendment or report filed for the purpose of updating such description.	Filed September 9, 2011

In addition, Cambridge and Wellesley each also incorporates by reference additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this joint proxy statement/prospectus and the dates of the Cambridge and Wellesley special meetings. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit to such report, was furnished to, rather than filed with, the SEC, such information or exhibit is not specifically incorporated by reference into this joint proxy statement/prospectus.

Documents incorporated by reference are available from Cambridge and Wellesley, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this joint proxy statement/ prospectus. You can obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Cambridge Bancorp 78 Blanchard Road, 5th Floor Burlington, Massachusetts 01803 Attention: Michael F. Carotenuto Chief Financial Officer (617) 520-5543 https://www.cambridgetrust.com	Wellesley Bancorp, Inc. 100 Worcester Street, Suite 300 Wellesley, Massachusetts 02481 Attention: Michael W. Dvorak CFO, COO (781) 489-7606 www.wellesleybank.com

Neither Cambridge nor Wellesley has authorized anyone to give any information or make any representation about the merger or the Cambridge or Wellesley shareholder meetings that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus will, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to Cambridge was provided by Cambridge, and the information contained in this joint proxy statement/prospectus with respect to Wellesley was provided by Wellesley. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 5, 2019

BY AND AMONG

CAMBRIDGE BANCORP,

CAMBRIDGE TRUST COMPANY,

WELLESLEY BANCORP, INC.

AND

WELLESLEY BANK

A-i

A-ii

A-iii

TABLE OF DEFINITIONS

Page

Acquisition Proposal	47
Acquisition Transaction	47
Affiliate	47
Agreement	1
Average Closing Price	44
Bank Merger	1
Bank Merger Act	47
Bank Regulator	48
BHC Act	1
BOLI	19
Book-Entry Shares	5
Business Day	48
Cambridge	1
Cambridge 2018 Form 10-K	22
Cambridge Benefit Plan	37
Cambridge Benefit Plans	24
Cambridge Board	48
Cambridge Disclosure Schedule	48
Cambridge ERISA Affiliate	24
Cambridge Loan Property	48
Cambridge Measurement Price	4
Cambridge Meeting	32
Cambridge Pension Plan	24
Cambridge Ratio	44
Cambridge SEC Documents	22
Cambridge Stock	48
Cambridge Trust	1
Cambridge Voting Agreement	1
Certificate	4
CIC Agreement	1
Closing	3
Closing Date	3
Code	1
Community Reinvestment Act	11
Confidentiality Agreement	33
Continuing Employees	37
Derivative Transaction	48
Determination Date	44
Effective Date	3
Effective Time	3
Employee Stock Incentive Plan	48
Environmental Law	48
ERISA	48
Exchange Act	48
Exchange Agent	48
Exchange Ratio	4
FDIC	48
FHLB	48
Final Index Price	44

Finance Laws	12
FRB	48
GAAP	48
Governmental Authority	49
Hazardous Substance	49
Indemnified Parties	36
Indemnifying Party	36
Index Group	44
Index Price	44
Index Ratio	44
Informational Systems Conversion	40
Insurance Policies	19
Intellectual Property	49
IRS	49
Joint Proxy Statement/Prospectus	49
Knowledge	49
Leases	18
Lien	49
Loans	17
Material Adverse Effect	49
Material Contract	13
MDOB	50
Merger	1
Merger Consideration	4
Merger Registration Statement	32
MGCL	3
MGL	3
NASDAQ	50
New Members	2
Notice of Superior Proposal	35
Notice Period	35
OREO	17
Per Share Consideration	50
Person	50
Premium Limit	37
Proceeding	36
Regulatory Approvals	22
Regulatory Order	11
Rights	50
SEC	9
Securities Act	50
Software	50
Starting Date	44
Starting Price	45
Subsidiary	50
Superior Proposal	50
Surviving Bank	2
Surviving Company	2
Tax	50

A-iv

Page

Tax Returns	50
Taxes	50
Transactions	1
Wellesley	1
Wellesley 2018 Form 10-K	9
Wellesley Bank	1
Wellesley Bank Board	51
Wellesley Bank Stock	7
Wellesley Benefit Plans	13
Wellesley Board	51
Wellesley Disclosure Schedule	51
Wellesley Employees	13
Wellesley Equity Plan	51
Wellesley ERISA Affiliate	14
Wellesley Financial Statements	9

Wellesley Intellectual Property	51
Wellesley Loan Property	51
Wellesley Meeting	31
Wellesley Option	51
Wellesley Pension Plan	13
Wellesley Recommendation	32
Wellesley Representatives	34
Wellesley Restricted Stock	6
Wellesley SEC Documents	9
Wellesley Stock	7
Wellesley Stock Option Plan	51
Wellesley Subsequent Determination	35
Wellesley Voting Agreement	1
Willful Breach	51

A-v

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of December 5, 2019, by and among Cambridge Bancorp (“Cambridge”), a Massachusetts corporation and registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the “BHC Act”), Cambridge Trust Company, a Massachusetts-chartered trust company and wholly owned subsidiary of Cambridge (“Cambridge Trust”), Wellesley Bancorp, Inc., a Maryland corporation and registered bank holding company under the BHC Act (“Wellesley”), and Wellesley Bank, a Massachusetts-chartered bank and wholly owned subsidiary of Wellesley (“Wellesley Bank”).

WITNESSETH

WHEREAS, the Board of Directors of Cambridge and the Board of Directors of Wellesley have each (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies; and (iii) approved and adopted this Agreement;

WHEREAS, in accordance with the terms of this Agreement, Wellesley will merge with and into Cambridge (the “Merger”), and immediately thereafter, Wellesley Bank will merge with and into Cambridge Trust (the “Bank Merger” and with the Merger, the “Transactions”);

WHEREAS, as a material inducement to Cambridge to enter into this Agreement, each of the directors and certain executive officers set forth on the Wellesley Disclosure Schedule 6.02(d) has entered into a voting agreement with Cambridge dated as of the date hereof (a “Wellesley Voting Agreement”), substantially in the form attached hereto as Exhibit A pursuant to which each such director or executive officer has agreed, among other things, to vote all shares of Wellesley Stock (as defined herein) owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such agreement;

WHEREAS, as a material inducement to Wellesley to enter into this Agreement, each of the directors and certain executive officers set forth on the Cambridge Disclosure Schedule 6.03(c) has entered into a voting agreement with Wellesley dated as of the date hereof (a “Cambridge Voting Agreement”), substantially in the form attached hereto as Exhibit B pursuant to which each such director or executive officer has agreed, among other things, to vote all shares of Cambridge Stock (as defined herein) owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such agreement;

WHEREAS, as a material inducement to Cambridge to enter into this Agreement, Thomas J. Fontaine has entered into a change in control agreement with Cambridge and/or the Surviving Bank dated as of the date hereof (the “CIC Agreement”), substantially in the form attached hereto as Exhibit C, which shall become effective as of the Effective Time;

WHEREAS, for United States federal income tax purposes, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and the regulations and formal guidance issued thereunder (the “Code”), and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 Terms of the Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Wellesley shall merge with and into Cambridge, and Cambridge shall be the surviving entity (hereinafter sometimes referred to as the “Surviving Company”). Immediately thereafter, pursuant to the Plan of Bank Merger described in the following sentence, Wellesley Bank shall merge with and into Cambridge Trust, and Cambridge Trust shall be the surviving entity (hereinafter sometimes referred to as the “Surviving Bank”) and shall continue to be governed by the laws of the Commonwealth of Massachusetts. As soon as practicable after the execution of this Agreement (or on such later date as Cambridge shall specify), Cambridge will cause Cambridge Trust to, and Wellesley will cause Wellesley Bank to, execute and deliver a Plan of Bank Merger substantially in the form attached to this Agreement as Exhibit D. As part of the Merger, shares of Wellesley Stock shall, at the Effective Time, be converted into the right to receive the Merger Consideration pursuant to the terms of Article II.

Section 1.02 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354, 361 and 368 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Wellesley and Cambridge each hereby agree to deliver a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable its counsel to deliver the legal opinions contemplated by Section 6.01(e).

Section 1.03 Name of the Surviving Bank. The name of the Surviving Company shall be “Cambridge Bancorp.” The name of the Surviving Bank shall be “Cambridge Trust Company.”

Section 1.04 Charter and Bylaws of the Surviving Bank. The charter and bylaws of the Surviving Company upon consummation of the Merger shall be the charter and bylaws of Cambridge as in effect immediately prior to consummation of the Merger. The charter and bylaws of the Surviving Bank upon consummation of the Bank Merger shall be the charter and bylaws of Cambridge Trust as in effect immediately prior to consummation of the Bank Merger.

Section 1.05 Directors and Officers of the Surviving Company and the Surviving Bank.

(a) At the Effective Time, the directors of each of the Surviving Company and the Surviving Bank immediately prior the Effective Time shall continue to be the directors of the Surviving Company and the Surviving Bank, provided that at the Effective Time, or at Cambridge’s option, immediately following the 2020 annual meeting of shareholders of Cambridge, the number of persons constituting the board of directors of the Surviving Company and the Surviving Bank shall each be increased by three (3) directors to be selected by Cambridge upon consultation with Wellesley (the “New Members”), and the New Members shall be appointed to the board of directors of both the Surviving Company and the Surviving Bank for terms to expire at Cambridge’s and the Surviving Bank’s next annual meeting. At the next annual meeting of shareholders of Cambridge after the New Members have been appointed to boards of directors of the Surviving Company and the Surviving Company, the New Members shall be nominated to the boards of directors of the Surviving Company and the

Surviving Bank each for a term of three (3) years and the Surviving Company shall recommend that its stockholders vote in favor of the election of such nominee and shall, as the sole shareholder of the Surviving Bank, vote itself in favor of each such nominee. Notwithstanding the foregoing, neither the Surviving Company nor the Surviving Bank shall have any obligation to appoint the New Members to serve on the Surviving Company’s or the Surviving Bank’s board of directors if such Person is not a member of Wellesley’s board of directors immediately prior to the Effective Time. Each of the directors of the Surviving Company and the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the charter and bylaws of the Surviving Company and the Surviving Bank.

(b) At the Effective Time, the officers of the Surviving Company and the Surviving Bank shall consist of the officers of the Surviving Company and the Surviving Bank in office immediately prior to the Effective Time with the addition of Thomas J. Fontaine as Chief Banking Officer of the Surviving Bank.

Section 1.06 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided under applicable provisions of the Massachusetts General Laws (“MGL”), the Maryland General Corporation Law (“MGCL”) and the regulations respectively promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of Wellesley shall cease and all of the rights, privileges, powers, franchises, properties, assets, debts, liabilities, obligations, restrictions, disabilities and duties of Wellesley shall be vested in and assumed by Cambridge.

Section 1.07 Effective Date and Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, Cambridge will make all such filings as may be required by applicable laws and regulations to consummate the Merger. On the Closing Date, which shall take place not more than five (5) Business Days following the receipt of all necessary regulatory, governmental and shareholder approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates and other instruments and documents to be delivered at the Closing), or on such other date as the parties shall mutually agree to, Cambridge and Wellesley shall file articles of merger with the Secretary of the Commonwealth of Massachusetts in accordance with the MGL and with the Maryland Department of Assessments and Taxation in accordance with the MGCL. The date of such filings is herein called the “Effective Date” and the “Effective Time” of the Merger shall be as specified in such filings.

(b) The closing (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures immediately prior to the Effective Time at 10:00 a.m., Eastern time, or in person at the principal offices of Hogan Lovells US LLP in Washington, D.C., or such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the “Closing Date”). At the Closing, there shall be delivered to Cambridge and Wellesley the certificates and other documents required to be delivered under Article VI hereof.

Section 1.08 Alternative Structure. Cambridge may, at any time prior to the Effective Time, change the method of effecting the combination of Cambridge and Wellesley, and Cambridge Trust and Wellesley Bank, respectively, (including the provisions of this Article I) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (a) alter or change the Merger Consideration; (b) adversely affect the tax treatment of Wellesley’s shareholders pursuant to this Agreement; (c) adversely affect the tax treatment of Cambridge or Wellesley pursuant to this Agreement; or (d) be reasonably likely to materially impede or delay consummation of the transactions contemplated by this Agreement. In the event Cambridge makes such a change, Wellesley agrees to execute an appropriate amendment to this Agreement in order to reflect such change.

Section 1.09 Additional Actions. If, at any time after the Effective Time, Cambridge shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, or record or otherwise, in Cambridge its right, title or interest in, to or under any of the rights, properties or assets of Wellesley or Wellesley Bank, or (ii) otherwise carry out the purposes of this Agreement, Wellesley, Wellesley Bank and their respective officers and directors shall be deemed to have granted to Cambridge an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Cambridge or Cambridge Trust its right, title or interest in, to or under any of the rights, properties or assets of Wellesley or Wellesley Bank or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Cambridge or Cambridge Trust are authorized in the name of Wellesley or Wellesley Bank or otherwise to take any and all such action.

Section 1.10 Absence of Control. It is the intent of the parties to this Agreement that Cambridge or Cambridge Trust by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, Wellesley or Wellesley Bank and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Wellesley or Wellesley Bank.

ARTICLE II

CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a) Each share of Cambridge Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) All remaining shares of Wellesley Stock issued and outstanding immediately prior to the Effective Time (other than treasury stock) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 0.580 shares (the “Exchange Ratio”) of Cambridge Stock (the “Merger Consideration”).

Section 2.02 Rights as Shareholders; Stock Transfers. All shares of Wellesley Stock, when converted as provided in Section 2.01(b), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) previously evidencing such shares shall thereafter represent only the right to receive for each such share of Wellesley Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Cambridge Stock in accordance with Section 2.03. At the Effective Time, holders of the Wellesley Stock shall cease to be, and shall have no rights as, shareholders of Wellesley other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Cambridge Stock as provided under this Article II. After the Effective Time, there shall be no transfers on the stock transfer books of Wellesley of shares of the Wellesley Stock.

Section 2.03 No Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Cambridge Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Cambridge shall pay to each holder of a fractional share of Cambridge Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices during the regular session of Cambridge Stock as reported on NASDAQ for the five (5) consecutive trading days ending on the third Business Day immediately prior to the Closing Date, rounded to the nearest whole cent (the “Cambridge Measurement Price”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

Section 2.04 Exchange of Certificates; Payment of the Consideration.

(a) Until the six (6) month anniversary of the Effective Time, Cambridge shall make available on a timely basis or cause to be made available to the Exchange Agent the following: (i) certificates, or at Cambridge’s option, evidence of shares in book entry form, representing the shares of Cambridge Stock, sufficient to pay the aggregate Merger Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of Cambridge Stock, each to be given to the holders of Wellesley Stock in exchange for Certificates pursuant to this Article II. Upon such six (6) month anniversary, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to Cambridge. Any holder of Certificates who has not theretofore exchanged his or her Certificates for the Merger Consideration pursuant to this Article II who has not theretofore submitted a letter of transmittal shall thereafter be entitled to look exclusively to Cambridge, and only as a general creditor thereof, for the Merger Consideration, as applicable, to which he or she may be entitled upon exchange of such Certificates, as applicable, pursuant to this Article II. If outstanding Certificates are not surrendered, or the payment for the Certificates, as applicable, is not claimed prior to the date on which such payment would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Cambridge (and to the extent not in its possession shall be delivered to it), free and clear of all Liens of any Person previously entitled to such property. Neither the Exchange Agent nor any of the parties hereto shall be liable to any holder of Wellesley Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Cambridge and the Exchange Agent shall be entitled to rely upon the stock transfer books of Wellesley to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.

(b) The Exchange Agent or Cambridge shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Certificates, as applicable, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Exchange Agent or Cambridge such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificates in respect of which such deduction and withholding was made.

(c) Promptly after the Effective Time, but in no event later than five (5) Business Days thereafter, Cambridge shall cause the Exchange Agent to mail or deliver to each Person who was, immediately prior to the Effective Time, a holder of record of Wellesley Stock notice advising such holders of the effectiveness of the Merger, including a form of letter of transmittal in a form satisfactory to Cambridge and Wellesley containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration which shall specify that delivery shall be effected, and risk of loss and title to Certificates or book-entry shares (“Book-Entry Shares”) shall pass, only upon (i) with respect to shares evidenced by Certificates, proper delivery of such Certificates to the Exchange Agent, proper delivery of the Certificates and the transmittal materials, duly, completely and validly executed in accordance with the instructions thereto, and (ii) with respect to Book-Entry Shares, proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence (if any) of the transfer as the Exchange Agent may reasonably request). Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate or Book-Entry Shares shall promptly be provided in exchange therefor, but in no event later than five (5) Business Days after due surrender, a certificate, or at the election of Cambridge, a statement reflecting shares issued in book-entry form, representing the Merger Consideration to which such holder is entitled pursuant to this Article II, plus a check for any amounts due pursuant to Section 2.03 above and any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(e), and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Certificates or Book-Entry Shares.

(d) If any certificate representing shares of Cambridge Stock is to be issued in the name of other than the registered holder of the Certificate surrendered in exchange therefore, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Cambridge Stock in a name other than that of the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) No dividends or other distributions with a record date after the Effective Time with respect to Cambridge Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares until the holder thereof shall surrender such Certificate or Book-Entry Shares in accordance with this Article II. After the surrender of a Certificate or Book-Entry Shares in accordance with this Article II, the recordholder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Cambridge Stock.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as the Surviving Company or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Company or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay or cause to be paid the Merger Consideration deliverable in respect of the shares of Wellesley Stock formerly represented by such Certificate pursuant to this Article II. In the event of a dispute with respect to ownership of any shares of Wellesley Stock represented by any Certificate or Book-Entry Share, Cambridge and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Section 2.05 Anti-Dilution Provisions. In the event Cambridge or Wellesley changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Cambridge Stock or Wellesley Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Cambridge Stock or Wellesley Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made with regard to Cambridge Stock if (a) Cambridge issues additional shares of Cambridge Stock and receives consideration for such shares in a bona fide third party transaction, (b) Cambridge issues additional shares of Cambridge Stock under its Employee Stock Incentive Plans, or (c) Cambridge grants employee or director stock grants or similar equity awards or shares of Cambridge Stock upon the exercise or settlement thereof.

Section 2.06 Reservation of Shares. Effective upon the date of this Agreement, Cambridge shall reserve for issuance a sufficient number of shares of the Cambridge Stock for the purpose of issuing shares of Cambridge Stock to Wellesley shareholders in accordance with this Article II.

Section 2.07 Listing of Additional Shares. Prior to the Effective Time, Cambridge shall notify NASDAQ of the additional shares of Cambridge Stock to be issued by Cambridge in exchange for the shares of Wellesley Stock.

Section 2.08 Treatment of Stock Options.

(a) Effective as of the Effective Time, each Wellesley Option, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall be cancelled and automatically converted into the right to receive a cash payment from Wellesley equal to (i) the number of shares of Wellesley Stock subject to such Wellesley Option at the Effective Time, multiplied by (ii) the amount by which the Per Share Consideration exceeds the per share exercise price of such Wellesley Option, less applicable taxes and withholdings and without interest. Notwithstanding the foregoing, if the per share exercise price for an Wellesley Option is equal to or in excess of the Per Share Consideration, such Wellesley Option shall be cancelled at the

Effective Time in exchange for no consideration. For the avoidance of doubt, Cambridge shall not assume any Wellesley Options.

(b) Prior to the Effective Time, Wellesley shall take all actions that may be necessary or required (under any Wellesley Equity Plan, any applicable law, the applicable award agreements or otherwise) (i) to effectuate the provisions of this Section 2.08, (ii) to terminate each Wellesley Equity Plan as of the Effective Time without any further obligation or liability and (iii) to ensure that, from and after the Effective Time, holders of Wellesley Options shall have no rights with respect to thereto other than those rights specifically provided in Section 2.08(a).

Section 2.09 Treatment of Restricted Stock Awards. At the Effective Time, any vesting restrictions on each share of restricted stock outstanding immediately prior thereto (“Wellesley Restricted Stock”) pursuant to the Wellesley Equity Plans shall automatically lapse, and each share of Wellesley Restricted Stock shall be treated as an issued and outstanding share of Wellesley Stock for the purposes of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WELLESLEY

As a material inducement to Cambridge to enter into this Agreement and to consummate the transactions contemplated hereby, Wellesley and Wellesley Bank hereby make to Cambridge the representations and warranties contained in this Article III, provided, however, that Wellesley or Wellesley Bank shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article III, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect qualification or exception contained in any representation or warranty). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.04(a) and (b) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Section 3.02, 3.05, 3.06, 3.07, 3.08(b), 3.14(a), (c) and (d), 3.16, and 3.28 shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.10(a) shall be deemed untrue and incorrect if not true and correct in all respects.

Section 3.01 Making of Representations and Warranties. Except as set forth in the Wellesley Disclosure Schedule or the Wellesley SEC Documents, each of Wellesley and Wellesley Bank hereby represents and warrants to Cambridge and Cambridge Trust that the statements contained in this Article III are correct as of the date of this Agreement and will be correct as of the Closing Date, except as to any representation or warranty that specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 3.02 Organization, Standing and Authority of Wellesley. Wellesley is a Maryland corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and is duly registered as a bank holding company under the BHC Act. Wellesley has full corporate power and authority to carry on its business as now conducted. Wellesley is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification. The charter and bylaws of Wellesley, copies of which have been made available to Cambridge, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 3.03 Organization, Standing and Authority of Wellesley Bank. Wellesley Bank is a Massachusetts-chartered bank duly organized, validly existing and in good standing under the laws of the

Commonwealth of Massachusetts. Wellesley Bank’s deposits are insured by the FDIC and the Massachusetts Share Insurance Fund in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Wellesley Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, except as set forth in Wellesley Disclosure Schedule 3.03, to the Knowledge of Wellesley Bank, threatened. Wellesley Bank is a nonmember bank and its primary federal bank regulator is the FDIC. Wellesley Bank is a member in good standing of the FHLB and owns the requisite amount of stock of the FHLB as set forth on Wellesley Disclosure Schedule 3.03. The charter and bylaws of Wellesley Bank, copies of which have been made available to Cambridge, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 3.04 Wellesley and Bank Capital Stock.

(a) The authorized capital stock of Wellesley consists solely of 14,000,000 shares of common stock, par value $0.01 per share, of which 2,569,401 shares are outstanding as of the date hereof (“Wellesley Stock”) and 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are outstanding as of the date hereof. As of the date hereof, there are no shares of Wellesley Stock held in treasury by Wellesley. The outstanding shares of Wellesley Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except for the Wellesley Options listed on Wellesley Disclosure Schedule 3.04(c), Wellesley does not have any Rights issued or outstanding with respect to Wellesley Stock and Wellesley does not have any commitment to authorize, issue or sell any Wellesley Stock or Rights.

(b) The authorized capital stock of Wellesley Bank consists solely of 1,000,000 shares of common stock, par value of $1.00 per share, of which 100 shares are outstanding as of the date hereof (“Wellesley Bank Stock”) and 250,000 shares of preferred stock, par value $1.00 per share, of which no shares are outstanding as of the date hereof. The outstanding shares of Wellesley Bank Stock have been duly authorized and validly issued, are fully paid and non-assessable, are owned by Wellesley free and clear of all clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and were not issued in violation of any preemptive rights. Wellesley Bank does not have any Rights issued or outstanding with respect to Wellesley Bank Stock and Wellesley Bank does not have any commitment to authorize, issue or sell any Wellesley Bank Stock or Rights.

(c) Wellesley Disclosure Schedule 3.04(c)(i) contains a list setting forth, as of the date of this Agreement, with respect to each outstanding Wellesley Option, (i) the name of the holder of such Wellesley Option, (ii) whether the holder is a current or former employee, director or other individual service provider of Wellesley and any of its Subsidiaries, (iii) the number of shares of Wellesley Stock covered by such Wellesley Option, (iv) the exercise price per share with respect to such Wellesley Option, (v) the date of grant of such Wellesley Option, (vi) the date of expiration of such Wellesley Option, (vii) the vesting schedule applicable to such Wellesley Option, including whether such Wellesley Option is subject to accelerated vesting in connection with the consummation of the transactions contemplated hereby, (viii) whether such Wellesley Option is an incentive stock option or a nonqualified stock option, and (ix) the applicable Wellesley Equity Plan under which such Wellesley Option was granted. Upon issuance in accordance with the terms of the applicable Wellesley Equity Plans and award agreements, the shares of Wellesley Stock issued pursuant to the Wellesley Options have been and shall be issued in compliance with all applicable laws. Wellesley Disclosure Schedule 3.04(c)(ii) contains a list setting forth, as of the date of this Agreement, with respect to each outstanding share of Wellesley Restricted Stock, (i) the name of the holder of such Wellesley Restricted Stock, (ii) whether the holder is a current or former employee, director or other individual service provider of Wellesley and any of its Subsidiaries, (iii) the number of shares of Wellesley Stock covered by such Wellesley Restricted Stock award, (iv) the date of grant of such Wellesley Restricted Stock award, (v) the vesting schedule applicable to such Wellesley Restricted Stock, (vi) the applicable Wellesley Equity Plan under which such Wellesley Restricted Stock was granted.

Section 3.05 Subsidiaries. Except as set forth on Wellesley Disclosure Schedule 3.05, Wellesley does not, directly or indirectly, own or control any Affiliate. Except as disclosed on Wellesley Disclosure

Schedule 3.05, Wellesley does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Wellesley has not been conducted through any other direct or indirect Subsidiary or Affiliate of Wellesley. No such equity investment identified in Wellesley Disclosure Schedule 3.05 is prohibited by applicable federal or states laws and regulations.

Section 3.06 Corporate Power; Minute Books. Each of Wellesley and Wellesley Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Wellesley and Wellesley Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Wellesley’s shareholders of this Agreement. Neither Wellesley nor Wellesley Bank conducts any trust business. The minute books of Wellesley contain true, complete and accurate records of all meetings and other corporate actions held or taken by shareholders of Wellesley and the Wellesley Board (including committees of the Wellesley Board). The minute books of Wellesley Bank contain true, complete and accurate records of all meetings and other corporate actions held or taken by shareholders of Wellesley Bank and Wellesley Bank Board (including committees of Wellesley Bank Board).

Section 3.07 Execution and Delivery. Subject to the approval of this Agreement by the shareholders of Wellesley, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Wellesley, the Wellesley Board, Wellesley Bank and Wellesley Bank Board on or prior to the date hereof. The Wellesley Board has directed that this Agreement be submitted to Wellesley’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of Wellesley Stock entitled to vote thereon, no other vote of the shareholders of Wellesley is required by law, the charter or bylaws of Wellesley or otherwise to approve this Agreement and the transactions contemplated hereby. Wellesley and Wellesley Bank have duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Cambridge, this Agreement is a valid and legally binding obligation of Wellesley and Wellesley Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.08 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Wellesley or any of its Subsidiaries in connection with the execution, delivery or performance by Wellesley or Wellesley Bank of this Agreement or to consummate the transactions contemplated hereby, except for (i) filings of applications, notices or waiver requests, and consents, approvals or waivers described in Section 4.08, and (ii) the approval of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of Wellesley Stock. As of the date hereof, Wellesley has no Knowledge of any reason why the approvals set forth above and referred to in Section 6.01(a) will not be received in a timely manner.

(b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Wellesley and Wellesley Bank, as applicable, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the charter or bylaws of Wellesley (or similar governing documents) or similar governing documents of any of its Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Wellesley or any of its Subsidiaries, or any of its properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, except as set forth in Wellesley Disclosure Schedule 3.08(b) accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Wellesley or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Wellesley or any of its Subsidiaries is a party, or by which it or any of its properties or assets may be bound or affected.

Section 3.09 Financial Statements; SEC Documents; and Financial Controls and Procedures.

(a) Wellesley has previously made available to Cambridge copies of the balance sheet of Wellesley as of December 31 for the fiscal years 2018 and 2017, and the related statements of income, shareholders’ equity and cash flows for the fiscal years 2018, 2017 and 2016, in each case accompanied by the audit report of Wolf & Company, P.C., the independent registered public accounting firm of Wellesley (the “Wellesley Financial Statements”). The Wellesley Financial Statements (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the operations and financial position of Wellesley and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of Wellesley have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Wolf & Company, P.C. has not resigned or been dismissed as independent public accountants of Wellesley as a result of or in connection with any disagreements with Wellesley on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Wellesley’s Annual Report on Form 10-K, as amended through the date of this Agreement, for the fiscal year ended December 31, 2018 (the “Wellesley 2018 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by Wellesley or any of its Subsidiaries subsequent to January 1, 2018, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Wellesley SEC Documents”), with the Securities and Exchange Commission (the “SEC”), and all of the Wellesley SEC Documents filed with the SEC after the date of this Agreement, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of Wellesley and its Subsidiaries contained in Wellesley 2018 Form 10-K and, except for liabilities reflected in Wellesley SEC Documents filed prior to the date of this Agreement or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2018, neither Wellesley nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(c) Wellesley and each of its Subsidiaries, officers and directors are in compliance with, and have complied in all material respects, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act and (2) the applicable listing and corporate governance rules and regulations of NASDAQ. Wellesley (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Wellesley Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Wellesley’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Wellesley’s internal control over financial reporting.

Section 3.10 Absence of Certain Changes or Events.

(a) Since September 30, 2019, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Wellesley.

(b) Except as set forth in Wellesley Disclosure Schedule 3.10, since September 30, 2019, each of Wellesley and its Subsidiaries has carried on its business only in the ordinary and usual course of business consistent with its past practices (except for actions in connection with the transactions contemplated by this Agreement).

(c) Except as set forth in Wellesley Disclosure Schedule 3.10, since December 31, 2018, none of Wellesley or any of its Subsidiaries has (i) except in the ordinary course of business consistent with past practice, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any employee, director or other individual service provider from the amount thereof in effect as of December 31, 2018, granted any severance, termination pay, bonus, retention bonus, or change in control benefits, entered into any contract to make or grant any severance, termination pay, bonus, retention bonus, or change in control benefits, or paid any bonus or retention bonus, (ii) except as disclosed in Wellesley SEC Documents, declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Wellesley’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of Wellesley’s capital stock or any issuance or issued any other securities in respect of, in lieu of or in substitution for shares of Wellesley’s capital stock, (iv) except as disclosed in Wellesley SEC Documents, changed any accounting methods (or underlying assumptions), principles or practices of Wellesley affecting its assets, liabilities or business, including without limitation, any reserving, renewal or residual method, practice or policy, (v) made any tax election by Wellesley or any settlement or compromise of any income tax liability by Wellesley, (vi) made any material change in Wellesley’s policies and procedures in connection with underwriting standards, origination, purchase and sale procedures or hedging activities with respect to any Loans, (vii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (viii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, (ix) had any union organizing activities or (x) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

Section 3.11 Financial Controls and Procedures. During the periods covered by the Wellesley Financial Statements, each of Wellesley and its Subsidiaries has had in place internal controls over financial reporting which are designed and maintained to ensure that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of Wellesley’s or any of its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Wellesley or its accountants or agents.

Section 3.12 Regulatory Matters.

(a) Each of Wellesley and its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2016 with any Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business of Wellesley, and except as set forth in Wellesley Disclosure Schedule 3.12, no Governmental Authority has initiated any proceeding, or to the Knowledge of Wellesley, investigation into the business or operations of Wellesley or any of its Subsidiaries, since December 31, 2016. Other than as set forth in Wellesley Disclosure Schedule 3.12, there is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of Wellesley. Wellesley is “well-capitalized” as defined in applicable laws and regulations, and Wellesley has a Community Reinvestment Act of 1977, as amended (the “Community Reinvestment Act”), rating of “satisfactory” or better.

(b) Other than as set forth in Wellesley Disclosure Schedule 3.12, since December 31, 2016, Wellesley has timely filed with the SEC and NASDAQ all documents required by the Securities Act and the Exchange Act, and such documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Act and the Exchange Act.

(c) Other than as set forth in Wellesley Disclosure Schedule 3.12, neither Wellesley nor Wellesley Bank, nor any of their properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter (each a “Regulatory Order”) from, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it. Wellesley and Wellesley Bank have not been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

Section 3.13 Legal Proceedings; Regulatory Action.

(a) Other than as set forth in Wellesley Disclosure Schedule 3.13, (i) there are no pending or, to Wellesley’s Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Wellesley or any of its Subsidiaries and (ii) to Wellesley’s Knowledge, there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Neither Wellesley nor Wellesley Bank is a party to any, nor are there any pending or, to Wellesley’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Wellesley or Wellesley Bank in which, to the Knowledge of Wellesley, there is a reasonable probability of any material recovery against or other Material Adverse Effect on Wellesley or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c) There is no injunction, order, judgment or decree imposed upon Wellesley or any of its Subsidiaries, or their respective assets, and none of Wellesley or any of its Subsidiaries has been advised of, or is aware of, the threat of any such action.

(d) None of Wellesley or any of its Subsidiaries is a party to or subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the MDOB, the FRB and the FDIC) or the supervision or regulation of Wellesley or Wellesley Bank. None of Wellesley or any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated banks or financial holding companies or their subsidiaries.

(e) Neither Wellesley nor Wellesley Bank has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting), any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

Section 3.14 Compliance with Laws.

(a) Each of Wellesley and its Subsidiaries is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Investment Company Act of 1940, as amended, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

(b) Each of Wellesley and its Subsidiaries has all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Wellesley’s Knowledge, no suspension or cancellation of any of them is threatened;

(c) Other than as set forth in Wellesley Disclosure Schedule 3.14, none of Wellesley or any Subsidiary has received, since January 1, 2017, any notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Wellesley’s Knowledge, do any grounds for any of the foregoing exist); and

(d) Since January 1, 2017, Wellesley has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in all material respects in compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collection Practices Act and other federal, state, local and foreign laws regulating lending (“Finance Laws”), and with all applicable origination, servicing and collection practices with respect to any loan or credit extension by such entity. In addition, there is no pending or, to the Knowledge of Wellesley, threatened charge by any Governmental Authority that Wellesley has violated, nor any pending or, to Wellesley’s Knowledge, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

Section 3.15 Material Contracts; Defaults.

(a) Other than as set forth in Wellesley Disclosure Schedule 3.15 or as filed with Wellesley SEC Documents, none of Wellesley or any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment or service of any current or former employees, or directors of Wellesley or any of its Subsidiaries; (ii) which would entitle any current or former employee, director, other individual service provider or agent of Wellesley or any of its Subsidiaries to indemnification from Wellesley or such Subsidiaries; (iii) any agreement, arrangement, or commitment (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement would result in any payment (whether of change in control, bonus, retention bonus, severance pay or otherwise) becoming due from Wellesley or any of its Subsidiaries to any employee, director, or other individual service provider thereof; (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on sixty (60) days or less notice and involving the payment of more than $25,000 per annum; (v) any agreement, arrangement, or commitment that is material to the financial condition, results of operations or business of Wellesley or any of its Subsidiaries; or (vi) which materially restricts the conduct of any business by Wellesley. Wellesley has previously delivered or made available to Cambridge true, complete and correct copies of each such document. Each contract, arrangement, commitment or understanding of the type of described in this Section 3.15(a), whether or not set forth on Wellesley Disclosure Schedule 3.15 is referred to herein as a “Material Contract.”

(b) To its Knowledge, none of Wellesley or any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by Wellesley or any of its Subsidiaries is currently outstanding.

Section 3.16 Brokers. Neither Wellesley nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Wellesley has engaged, and will pay a fee or commission to, Sandler O’Neill & Partners, L.P. A true, complete and correct copy of the engagement letter with Sandler O’Neill & Partners, L.P. has been provided to Cambridge.

Section 3.17 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements maintained, sponsored or contributed to by Wellesley or Wellesley Bank covering current or former employees of Wellesley or Wellesley Bank (the “Wellesley Employees”) and current or former directors and other individual service providers of Wellesley or Wellesley Bank or the dependents or beneficiaries of any of them including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Wellesley Benefit Plans”), are identified in Wellesley Disclosure Schedule 3.17(a). True and complete copies of all Wellesley Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Wellesley Benefit Plans and all amendments thereto, have been provided to Cambridge.

(b) All Wellesley Benefit Plans covering Wellesley Employees, to the extent subject to ERISA, are in substantial compliance with ERISA. Each Wellesley Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Wellesley Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and to the Knowledge of Wellesley, there are no circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Wellesley Pension Plan under Section 401(a) of the Code. There is no pending or, to Wellesley’s Knowledge, threatened litigation relating to the Wellesley Benefit Plans. Wellesley has not engaged in a transaction with respect to any Wellesley Benefit Plan or Wellesley Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Wellesley to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Wellesley with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Wellesley or Wellesley Bank, or the single-employer plan of any entity which is considered one employer with Wellesley or Wellesley Bank under

Section 4001 of ERISA or Section 414 of the Code (a “Wellesley ERISA Affiliate”). Wellesley has not incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an Wellesley ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Wellesley Pension Plan or by any Wellesley ERISA Affiliate within the 12 month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(d) All contributions, payments, and other obligations required to be made under the terms of any Wellesley Benefit Plan or an agreement with any Wellesley Employee have been timely made or have been reflected on the financial statements of Wellesley. No Wellesley Pension Plan or single-employer plan of a Wellesley ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no Wellesley ERISA Affiliate has an outstanding funding waiver. Neither Wellesley nor Wellesley Bank has provided, and is not required to provide, security to any Wellesley Pension Plan or to any single-employer plan of an Wellesley ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(e) Other than as identified in Wellesley Disclosure Schedule 3.17(e), neither Wellesley nor Wellesley Bank has any obligations for retiree health and life benefits under any Wellesley Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the applicable laws of any state or locality. Wellesley or Wellesley Bank may amend or terminate any such Wellesley Benefit Plan at any time without incurring any liability thereunder.

(f) Other than as set forth in Wellesley Disclosure Schedule 3.17(f), the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Wellesley Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Wellesley Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Wellesley Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, or (v) limit or restrict the right of Wellesley or Wellesley Bank, or after the consummation of the transactions contemplated hereby, Cambridge, the Surviving Company or the Surviving Bank, to merge, amend, or terminate any of the Wellesley Benefit Plans, or (vi) result in payments that would not be deductible under Section 162(m) of the Code. Wellesley Disclosure Schedule 3.17(f) contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer or employee of Wellesley or Wellesley Bank who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any Wellesley Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule together with such detail as is needed to ensure that no such payment or benefit would result in a parachute payment to a disqualified individual within the meaning of Section 280G of the Code.

(g) Each Wellesley Benefit Plan that is a deferred compensation plan subject to Section 409A of the Code and any deferral elections thereunder are in compliance with Section 409A of the Code and the regulations thereunder, to the extent applicable.

(h) Each Wellesley Option (i) was granted in compliance with all applicable laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (ii) has an exercise price per share equal to or greater than the fair market value of a share of Wellesley Stock on the date of such grant, (iii) has a grant date that is no earlier than the date on which the Wellesley Board or Wellesley’s compensation committee actually awarded it, (iv) is exempt from the Section 409A of the Code, and (v) qualifies for the tax and accounting treatment afforded to such award in the Wellesley Tax Returns and the Wellesley Financial Statements, respectively.

Section 3.18 Labor Matters. None of Wellesley or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Wellesley or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel Wellesley or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Wellesley’s Knowledge, threatened, nor is Wellesley or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 3.19 Environmental Matters.

(a) Except as set forth in Wellesley Disclosure Schedule 3.19(a), each property owned, leased or operated by Wellesley and its Subsidiaries are, and have been, in material compliance with all Environmental Laws. Neither Wellesley nor any of its Subsidiaries has Knowledge of, nor has Wellesley or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of Wellesley or Wellesley Bank with all Environmental Laws.

(b) Wellesley and its Subsidiaries have obtained all material permits, licenses and authorizations that are required for its operations under all Environmental Laws.

(c) No Hazardous Substance exists on, about or within any of the owned real properties, nor to Wellesley’s Knowledge have any Hazardous Substance previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of its properties. The use that Wellesley or any of its Subsidiaries makes and intends to make of any of its properties shall not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance on, in or from any of those properties.

(d) There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other governmental authority pending or to Wellesley’s Knowledge threatened against Wellesley or Wellesley Bank relating in any way to any Environmental Law. None of Wellesley or any of its Subsidiaries has a liability for remedial action under any Environmental Law. None of Wellesley or any of its Subsidiaries has received any request for information by any governmental authority with respect to the condition, use or operation of any of its owned real properties or Wellesley Loan Properties nor has Wellesley or any of its Subsidiaries received any notice of any kind from any governmental authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law with respect to any of its owned real properties or Wellesley Loan Properties.

Section 3.20 Tax Matters.

(a) Wellesley and its Subsidiaries have filed all income and other material Tax Returns that they were required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by Wellesley and its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Wellesley or such Subsidiary is contesting in good faith. None of Wellesley or any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and other than as set forth on Wellesley Disclosure Schedule 3.20, neither Wellesley nor any its

Subsidiaries currently has any open tax years. No claim has ever been made by an authority in a jurisdiction where Wellesley or any of its Subsidiaries does not file material Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Wellesley or any Subsidiary.

(b) Each of Wellesley and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of Wellesley are pending with respect to Wellesley or any of its Subsidiaries. None of Wellesley or any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Wellesley or any Subsidiary has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Wellesley or any of its Subsidiaries.

(d) Wellesley has provided Cambridge with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Wellesley and its Subsidiaries for taxable periods ended December 31, 2018, 2017 and 2016. Wellesley has delivered to Cambridge correct and complete copies of all statements of deficiencies assessed against or agreed to by Wellesley or any of its Subsidiaries filed for the years ended December 31, 2018, 2017 and 2016. Each of Wellesley and its Subsidiaries has timely and properly taken such actions in response to and in compliance with notices Wellesley or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(e) None of Wellesley or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) None of Wellesley or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Each of Wellesley and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Except as set for in Wellesley Disclosure Schedule 3.20, none of Wellesley or any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. None of Wellesley or any of its Subsidiaries (i) has been a member of any consolidated, affiliated or unitary group of corporations for any Tax purposes, and (ii) has any liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than Wellesley or such Subsidiary) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of Wellesley and its Subsidiaries (i) did not, as of the end of the most recent period covered by Wellesley’s or such Subsidiary’s call reports filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in Wellesley’s or such Subsidiary’s call reports filed on or prior to the date hereof (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Wellesley and its Subsidiaries in filing its Tax Returns. Since the end of the most recent period covered by Wellesley’s or such Subsidiary’s call reports filed prior to the date hereof, none of Wellesley or any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h) None of Wellesley or any of its Subsidiaries shall be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) None of Wellesley or any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) None of Wellesley or any of its Subsidiaries has participated in a listed transaction within the meaning of Reg. Section 1.6011-4 (or any predecessor provision) and Wellesley has not been notified of, or to Wellesley’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Reg. Section 1.6011-4(b)(1).

(k) None of Wellesley or any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Governmental Authority.

(l) None of Wellesley or any of its Subsidiaries has, or to Wellesley’s Knowledge has ever had, a permanent establishment in any country other than the United States, or has not engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

Section 3.21 Investment Securities. Wellesley Disclosure Schedule 3.21 sets forth the book and market value as of September 30, 2019 of the investment securities, mortgage backed securities and securities held for sale of Wellesley and its Subsidiaries, as well as, with respect to such securities, descriptions thereof, CUSIP numbers, book values, fair values and coupon rates. Each of Wellesley and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Wellesley or any Subsidiary.

Section 3.22 Derivative Transactions. All Derivative Transactions entered into by Wellesley or any of its Subsidiaries were entered into in all material respects in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Wellesley and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Wellesley and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Wellesley, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. Wellesley and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program.

Section 3.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Wellesley Disclosure Schedule 3.23(a), as of the date hereof, none of Wellesley or any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of September 30, 2019, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of Wellesley or any of its Subsidiaries, or to the

Knowledge of Wellesley, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Wellesley Disclosure Schedule 3.23(a) identifies (x) each Loan that as of September 30, 2019 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Wellesley or any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of Wellesley that as of September 30, 2019 was classified as other real estate owned (“OREO”) and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of Wellesley, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) The loan documents with respect to each Loan were in compliance with applicable laws and regulations and Wellesley’s or the applicable Subsidiary’s lending policies at the time of origination of such Loans and are complete and correct.

(d) Except as set forth in Wellesley Disclosure Schedule 3.23(d), none of Wellesley or any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Wellesley or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of Wellesley or any of its Subsidiaries.

Section 3.24 Tangible Properties and Assets.

(a) Wellesley Disclosure Schedule 3.24(a) sets forth a true, correct and complete list of all real property owned by Wellesley or any of its Subsidiaries. Except as set forth in Wellesley Disclosure Schedule 3.24(a), and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Wellesley or any of its Subsidiaries has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of any material asset.

(b) Wellesley Disclosure Schedule 3.24(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which Wellesley or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and, as of the date hereof, none of Wellesley or any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and, to Wellesley’s Knowledge, no condition exists that would constitute a termination event or a material breach by Wellesley or any of its Subsidiaries of, or material default by Wellesley or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease, and to Wellesley’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Except as set forth on Wellesley Disclosure Schedule 3.24(b), there is no pending or, to Wellesley’s Knowledge, threatened proceeding, action or governmental or regulatory investigation of any nature by any Governmental Authority with respect to the real property that Wellesley or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain. Each of Wellesley and its Subsidiaries has paid all rents and other charges to the extent due under the Leases.

Section 3.25 Intellectual Property. Wellesley Disclosure Schedule 3.25 sets forth a true, complete and correct list of all Wellesley Intellectual Property owned or purported to be owned by Wellesley. Wellesley owns or has a valid license to use all Wellesley Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). Wellesley Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Wellesley and its Subsidiaries as currently conducted. Wellesley Intellectual Property owned by Wellesley or any of its Subsidiaries, and to the Knowledge of Wellesley, all other Wellesley Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and none of Wellesley or any of its Subsidiaries has received notice challenging the validity or enforceability of Wellesley Intellectual Property. To the Knowledge of Wellesley, the conduct of the business of Wellesley and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of Wellesley or any of its Subsidiaries to own or use any of the Wellesley Intellectual Property.

Section 3.26 Fiduciary Accounts. Since December 31, 2016, each of Wellesley and its Subsidiaries has properly administered all accounts for which it is or was a fiduciary, including but not limited to accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Wellesley nor any of its Subsidiaries nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.27 Insurance.

(a) Wellesley Disclosure Schedule 3.27(a) identifies all of the material insurance policies, binders, or bonds currently maintained by Wellesley or any of its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving incurred losses of more than $50,000. Each of Wellesley and its Subsidiaries is insured, and during each of the past three (3) calendar years has been insured against such risks and in such amounts as the management of Wellesley reasonably has determined to be prudent in accordance with industry practices and has maintained all insurance required by applicable laws and regulations. All the Insurance Policies are in full force and effect, none of Wellesley or any of its Subsidiaries is in material default thereunder and all claims thereunder have been filed in due and timely fashion.

(b) Wellesley Disclosure Schedule 3.27(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Wellesley or any of its Subsidiaries, including the value of BOLI as of the end of the most recent month for which a statement is available prior to the date hereof. The value of such BOLI as of the date hereof is fairly and accurately reflected in the Wellesley Financial Statements in accordance with GAAP.

Section 3.28 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.29 Fairness Opinion. The Wellesley Board has received the written opinion of Sandler O’Neill & Partners, L.P. to the effect that as of the date hereof the Exchange Ratio is fair to the holders of Wellesley Stock from a financial point of view.

Section 3.30 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement/Prospectus and the dates of the meeting of the shareholders of Wellesley to which such Joint Proxy Statement/Prospectus relates, the Joint Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to Cambridge and its Subsidiaries included in the Joint Proxy Statement/Prospectus.

Section 3.31 CRA, Anti-money Laundering and Customer Information Security. Neither Wellesley or Wellesley Bank is a party to any agreement with any individual or group regarding CRA matters and neither Wellesley nor Wellesley Bank has any Knowledge of, nor has Wellesley or Wellesley Bank been advised of, or has any reason to believe (based on Wellesley’s Home Mortgage Disclosure Act data for the year ended December 31, 2018, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause Wellesley or Wellesley Bank: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by Bank Regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Chapter X), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Wellesley pursuant to 12 C.F.R. Part 208, Subpart J, Appendix D. Furthermore, the Wellesley Board has adopted and Wellesley has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

Section 3.32 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by Wellesley or any of its Subsidiaries to, and neither Wellesley nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning five percent (5%) or more of the outstanding Wellesley Stock, director, employee or Affiliate of Wellesley or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with Wellesley or any of its Subsidiaries or other than in the ordinary course of Wellesley Bank’s business. All transactions, agreements and relationships between Wellesley and any Subsidiary and any Affiliates, shareholders, directors or officers of Wellesley and any Subsidiary comply, to the extent applicable, with Regulation W and Regulation O of the FRB.

Section 3.33 Disclosure. The representations and warranties contained in this Article III, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CAMBRIDGE

As a material inducement to Wellesley to enter into this Agreement and to consummate the transactions contemplated hereby, Cambridge hereby makes to Wellesley the representations and warranties contained in this Article IV, provided, however, that Cambridge shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article IV, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect qualification or exception contained in any representation or warranty). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 4.04 shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Section 4.02, 4.05, 4.06, 4.07, 4.08, 4.13(a) and (c), 4.14, and 4.23 shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 4.09 shall be deemed untrue and incorrect if not true and correct in all respects.

Section 4.01 Making of Representations and Warranties. Except as set forth in the Cambridge Disclosure Schedule and the Cambridge SEC Documents, Cambridge hereby represents and warrants to Wellesley that the statements contained in this Article IV are correct as of the date of this Agreement and will be correct as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 4.02 Organization, Standing and Authority of Cambridge. Cambridge is a Massachusetts corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and is duly registered as a bank holding company under the BHC Act. Cambridge has full corporate power and authority to carry on its business as now conducted. Cambridge is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification. The charter and bylaws of Cambridge, copies of which have been made available to Wellesley, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.03 Organization, Standing and Authority of Cambridge Trust. Cambridge Trust is a Massachusetts-chartered trust company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Cambridge Trust’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Cambridge Trust when due. Cambridge Trust is a nonmember bank and its primary federal bank regulator is the FDIC. Cambridge Trust is a member in good standing of the FHLB and owns the requisite amount of stock of the FHLB as set forth on Cambridge Disclosure Schedule 4.03. The charter and bylaws of Cambridge Trust, copies of which have been made available to Wellesley, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.04 Cambridge Capital Stock. The authorized capital stock of Cambridge consists of 10,000,000 shares of Cambridge Stock, par value $1.00, of which 4,850,118 shares (including unvested shares of restricted stock) are outstanding as of the date hereof. As of the date hereof, no shares of Cambridge Stock are held in treasury by Cambridge. The outstanding shares of Cambridge Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except for (a) 12,658 shares of Cambridge Stock subject to issuance and/or delivery pursuant to outstanding restricted stock units that vest solely based on time-based vesting requirements, and up to a maximum of 114,512 shares of Cambridge Stock subject to issuance and/or delivery pursuant to outstanding restricted stock units that vest based on performance-based vesting requirements, and (b) the Cambridge Stock to be issued pursuant to this Agreement, Cambridge does not have any Rights issued or outstanding with respect to Cambridge Stock and Cambridge does not have any commitments to authorize, issue or sell any Cambridge Stock or Rights.

Section 4.05 Subsidiaries. Except as set forth on Cambridge Disclosure Schedule 4.05, Cambridge does not, directly or indirectly, own or control any Affiliate. Except as disclosed on Cambridge Disclosure Schedule 4.05, Cambridge does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Cambridge has not been conducted through any other direct or indirect Subsidiary or Affiliate of Cambridge. No such equity investment identified in Cambridge Disclosure Schedule 4.05 is prohibited by the applicable federal or state laws and regulations.

Section 4.06 Corporate Power; Minute Books. Each of Cambridge and Cambridge Trust has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Cambridge and Cambridge Trust has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities. The minute books of Cambridge contain true, complete and accurate records of all meetings and other corporate actions held or taken by shareholders of Cambridge and the Cambridge Board (including committees of the Cambridge Board).

Section 4.07 Execution and Delivery. Subject to the approval of the Agreement by the shareholders of Cambridge, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Cambridge and Cambridge Trust and each of their respective Boards of Directors on or prior to the date hereof. The Cambridge Board has directed that this Agreement be submitted to Cambridge’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of Cambridge Stock entitled to vote thereon, no other vote of the shareholders of Cambridge is required by law, the charter and bylaws of Cambridge or otherwise to approve this Agreement and the transactions contemplated hereby. Each of Cambridge and Cambridge Trust has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Wellesley, this Agreement is a valid and legally binding obligation of each of Cambridge and Cambridge Trust, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.08 Regulatory Approvals; No Defaults.

(a) Subject to the receipt of all consents, approvals, waiver or non-objections of a Governmental Authority required to consummate the transactions contemplated by this Agreement, including, without limitation, waiver or approval of the FRB, approval of the FDIC, approval of the Massachusetts Commissioner of Banks, the notification from the Massachusetts Housing Partnership that satisfactory arrangements have been made consistent with the MGL and the affordable housing loan program of the Massachusetts Housing Partnership, and the notification of the Co-Operative Central Bank and Depositors Insurance Fund that satisfactory arrangements have been made for the Bank Merger (“Regulatory Approvals”), and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by Cambridge and Cambridge Trust do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of Cambridge or of any of its Subsidiaries or to which Cambridge or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the charter of bylaws of Cambridge or Cambridge Trust, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date of this Agreement, Cambridge has no Knowledge of any reasons relating to Cambridge or Cambridge Trust (including, without limitation, compliance with the CRA or the USA PATRIOT Act) why any of the Regulatory Approvals shall not be received from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 4.09 Absence of Certain Changes or Events. Since September 30, 2019, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Cambridge and its Subsidiaries taken as a whole.

Section 4.10 SEC Documents; Financial Reports; and Financial Controls and Procedures.

(a) Cambridge’s Annual Report on Form 10-K, as amended through the date of this Agreement, for the fiscal year ended December 31, 2018 (the “Cambridge 2018 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by Cambridge or any of its Subsidiaries subsequent to January 1, 2018, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Cambridge SEC Documents”), with the SEC, and all of the Cambridge SEC Documents filed with the SEC after the date of this Agreement, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Cambridge SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Cambridge SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of Cambridge and its Subsidiaries contained in Cambridge 2018 Form 10-K and, except for liabilities reflected in Cambridge SEC Documents filed prior to the date of this Agreement or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2018, neither Cambridge nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto. The books and records of Cambridge have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned or been dismissed as independent public accountants of Cambridge as a result of or in connection with any disagreements with Cambridge on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Cambridge and each of its Subsidiaries, officers and directors are in compliance with, and have complied in all material respects, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act and (2) the applicable listing and corporate governance rules and regulations of NASDAQ. Cambridge (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Cambridge Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Cambridge’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Cambridge’s internal control over financial reporting.

Section 4.11 Regulatory Matters.

(a) Each of Cambridge and Cambridge Trust has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2016 with any Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business of Cambridge and/or Cambridge Trust, no Governmental Authority has initiated any proceeding, or to the Knowledge of Cambridge, investigation into the business or operations of Cambridge and/or Cambridge Trust, since December 31, 2016. There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of Cambridge Trust. Cambridge Trust is “well-capitalized” as defined in applicable laws and regulations, and Cambridge Trust has a Community Reinvestment Act rating of “satisfactory” or better.

(b) Other than as set forth in Cambridge Disclosure Schedule 4.11, since December 31, 2016, Cambridge has timely filed with the SEC and NASDAQ all documents required by the Securities Act and the Exchange Act, and such documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Act and the Exchange Act.

(c) Neither Cambridge, Cambridge Trust nor any of their respective properties is a party to or is subject to any Regulatory Order from any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it. Neither Cambridge nor Cambridge Trust has been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

Section 4.12 Legal Proceedings.

(a) Other than as set forth in Cambridge Disclosure Schedule 4.12, there are no pending or, to the Knowledge of Cambridge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Cambridge.

(b) Cambridge is not a party to any, nor are there any pending or, to Cambridge’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Cambridge in which, to the Knowledge of Cambridge, there is a reasonable probability of any material recovery against or other Material Adverse Effect on Cambridge or any of its Subsidiaries or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c) There is no injunction, order, judgment or decree imposed upon Cambridge, nor on any of the assets of Cambridge, and Cambridge has not been advised of, or is aware of, the threat of any such action.

Section 4.13 Compliance With Laws.

(a) Cambridge is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Investment Company Act of 1940, as amended, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

(b) Cambridge has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Cambridge’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c) Cambridge has not received, since December 31, 2016, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Cambridge’s Knowledge, do any grounds for any of the foregoing exist).

(d) Since January 1, 2017, Cambridge has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in all material respects in compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, the Finance Laws, and with all applicable origination, servicing and collection practices with respect to any loan or credit extension by such entity. In addition, there is no pending or, to the Knowledge of Cambridge, threatened charge by any Governmental Authority that Cambridge has violated, nor any pending or, to Cambridge’s Knowledge, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

Section 4.14 Brokers. Neither Cambridge nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Cambridge has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc.

Section 4.15 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements maintained, sponsored or contributed to by Cambridge covering current or former employees of Cambridge and current or former directors (collectively, the “Cambridge Benefit Plans”) are in compliance with all applicable laws in all material respects.

(b) Each Cambridge Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Cambridge Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and to the Knowledge of Cambridge, there are no circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Cambridge Pension Plan under Section 401(a) of the Code. There is no pending or, to Cambridge’s Knowledge, threatened litigation relating to the Cambridge Benefit Plans. Cambridge has not engaged in a transaction with respect to any Cambridge Benefit Plan or Cambridge Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Cambridge to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Cambridge with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Cambridge, or the single-employer plan of any entity which is considered one employer with Cambridge under Section 4001 of ERISA or Section 414 of the Code (a “Cambridge ERISA Affiliate”). Cambridge has not incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an Cambridge ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Cambridge Pension Plan or by any Cambridge ERISA Affiliate within the 12 month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(d) All contributions, payments, and other obligations required to be made under the terms of any Cambridge Benefit Plan or an agreement with any Cambridge employee have been timely made or have been reflected on the financial statements of Cambridge. No Cambridge Pension Plan or single-employer plan of a Cambridge ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no Cambridge ERISA Affiliate has an outstanding funding waiver. Cambridge has not provided, and is not required to provide, security to any Cambridge Pension Plan or to any single-employer plan of a Cambridge ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(e) Each Cambridge Benefit Plan that is a deferred compensation plan subject to Section 409A of the Code and any deferral elections thereunder are in compliance with Section 409A of the Code and the regulations thereunder, to the extent applicable.

Section 4.16 Labor Matters. None of Cambridge or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Cambridge or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel Cambridge or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Cambridge’s Knowledge, threatened, nor is Cambridge or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 4.17 Environmental Matters.

(a) To Cambridge’s Knowledge each property owned, leased or operated by Cambridge and its Subsidiaries are, and have been, in material compliance with all Environmental Laws. Neither Cambridge nor any of its Subsidiaries has Knowledge of, nor has Cambridge or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of Cambridge with all Environmental Laws.

(b) Cambridge and its Subsidiaries have obtained all material permits, licenses and authorizations that are required for its operations under all Environmental Laws.

(c) No Hazardous Substance exists on, about or within any of the owned real properties, nor to Cambridge’s Knowledge have any Hazardous Substance previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of its properties. The use that Cambridge or any of its Subsidiaries makes and intends to make of any of its properties shall not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance on, in or from any of those properties.

(d) There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other governmental authority pending or to Cambridge’s Knowledge threatened against Cambridge relating in any way to any Environmental Law. None of Cambridge or any of its Subsidiaries has a liability for remedial action under any Environmental Law. None of Cambridge or any of its Subsidiaries has received any request for information by any governmental authority with respect to the condition, use or operation of any of its owned real properties or Cambridge Loan Properties nor has Cambridge or any of its Subsidiaries received any notice of any kind from any governmental authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law with respect to any of its owned real properties or Cambridge Loan Properties.

Section 4.18 Tax Matters.

(a) Cambridge has filed all income and other material Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by Cambridge (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Cambridge and which Cambridge is contesting in good faith. Cambridge is not the beneficiary of any extension of time within which to file any Tax Return, and neither Cambridge nor any of its Subsidiaries currently has any open tax years. No claim has ever been made by an authority in a jurisdiction where Cambridge does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Cambridge.

(b) Cambridge has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of Cambridge are pending with respect to Cambridge. Cambridge has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where Cambridge has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Cambridge.

Section 4.19 Derivative Transactions. All Derivative Transactions entered into by Cambridge or any of its Subsidiaries were entered into in all material respects in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Cambridge and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Cambridge and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Cambridge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. Cambridge and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program.

Section 4.20 Loans; Nonperforming Assets.

(a) Except as set forth in Cambridge Disclosure Schedule 4.20(a), as of the date hereof, none of Cambridge or any of its Subsidiaries is a party to any written or oral (i) Loan under the terms of which the obligor was, as of September 30, 2019, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of Cambridge or any of its Subsidiaries, or to the Knowledge of Cambridge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Cambridge Disclosure Schedule 4.20(a) identifies (x) each Loan that as of September 30, 2019 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Wellesley or any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of Cambridge that as of September 30, 2019 was classified as OREO and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of Wellesley, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) The loan documents with respect to each Loan were in compliance with applicable laws and regulations and Cambridge’s or the applicable Subsidiary’s lending policies at the time of origination of such Loans and are complete and correct.

Section 4.21 Deposit Insurance. The deposits of Cambridge Trust are insured by the FDIC in accordance with the Federal Deposit Insurance Act to the fullest extent permitted by law, and Cambridge Trust has paid all premiums and assessments and filed all reports required by the Federal Deposit Insurance Act. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Cambridge, threatened.

Section 4.22 Cambridge Stock. The shares of Cambridge Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.23 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 4.24 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement/Prospectus, the Joint Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to Wellesley and its Subsidiaries included in the Joint Proxy Statement/Prospectus.

Section 4.25 CRA, Anti-money Laundering and Customer Information Security. Cambridge is not a party to any agreement with any individual or group regarding CRA matters and Cambridge does not have any Knowledge of, nor has Cambridge been advised of, or has any reason to believe (based on Cambridge’s Home Mortgage Disclosure Act data for the year ended December 31, 2018, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause Cambridge: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by Bank Regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Chapter X), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Cambridge pursuant to 12 C.F.R. Part 208, Subpart J, Appendix D. Furthermore, the Cambridge Board has adopted and Cambridge has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

Section 4.26 Disclosure. The representations and warranties contained in this Article IV, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV not misleading.

ARTICLE V

COVENANTS

Section 5.01 Covenants of Wellesley. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Cambridge, Wellesley and Wellesley Bank shall carry on their respective business in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations. Wellesley and Wellesley Bank will use their respective reasonable best efforts to (i) preserve their business organizations intact, (ii) keep available to itself and Cambridge the present services of the current officers, employees, directors and other key individual service providers of Wellesley and any of its Subsidiaries and (iii) preserve for themselves and Cambridge the goodwill of the customers of Wellesley and Wellesley Bank and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in the Wellesley Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by Cambridge, Wellesley and Wellesley Bank shall not:

(a) Capital Stock. Other than pursuant to Wellesley Options outstanding as of the date hereof and listed in the Wellesley Disclosure Schedules, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation or reservation of, any additional shares of capital stock or any Rights, (ii) permit any additional shares of capital stock to become subject to grants of employee, director or other stock options, warrants or other Rights, or (iii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any Wellesley Stock, or obligate itself to purchase, retire or redeem, any of its shares of Wellesley Stock (except to the extent necessary to effect a cashless exercise of Wellesley Options outstanding on the date hereof and listed in the Wellesley Disclosure Schedules, in accordance with the terms applicable to such Wellesley Options as of the date hereof).

(b) Dividends; Etc. (i) Except for Wellesley’s regular quarterly dividends of $0.06 per share per quarter, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Wellesley Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock. After the date hereof, Wellesley shall coordinate with Cambridge regarding the declaration of any dividends in respect of Wellesley Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Wellesley Stock shall receive exactly one (1) dividend for the calendar quarter in which the Merger is consummated with respect to their shares of Wellesley Stock and any shares of Cambridge Stock that such holders receive in exchange therefor in the Merger.

(c) Compensation; Employment Agreements, Etc. Except as provided for on Wellesley Disclosure Schedule 5.01(c), enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer, employee or other individual service provider of Wellesley or Wellesley Bank or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments, except (i) for normal increases in compensation to non-executive employees in the ordinary course of business consistent with past practice, provided that no such increase shall be more than ten percent (10%) with respect to any individual non-executive employee and all such increases in the aggregate shall not exceed four percent (4%) of total compensation, and provided further that any increases, either singularly or in the aggregate, shall be consistent with Wellesley’s 2019 budget, a copy of which has been made available to Cambridge, (ii) Wellesley shall be permitted to make cash contributions to the Wellesley 401(k) Plan and Wellesley Bank ESOP in the ordinary course of business consistent with past practice and shall be permitted to make a pro-rated ESOP contribution for 2020 in accordance with Section 5.14(f) and shall be permitted to make normal accruals under the Wellesley Bank Supplemental Executive Retirement Plan consistent with past practice, and (iii) Wellesley shall be permitted to pay 2019 bonuses consistent with past practice and shall be permitted to pay 2020 accrued bonuses, prorated through the Closing Date, at Closing, consistent with past practice.

(d) Hiring. Hire any person as an employee of Wellesley or any of its Subsidiaries or promote any employee to a position of Vice President or above or to the extent such hire or promotion would increase any severance obligation, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Wellesley Disclosure Schedule 5.01(d) and (ii) persons hired to fill any vacancies arising after the date hereof at an annual salary of less than $100,000 and whose employment is terminable at the will of Wellesley, as applicable, provided, however, that Wellesley or Wellesley Bank must provide notice to Cambridge within three (3) days following the hiring of any persons hired to fill a vacancy.

(e) Benefit Plans. Except as provided for on Wellesley Disclosure Schedule 5.01(e), enter into, establish, amend, modify or terminate any Wellesley Benefit Plan or adopt an arrangement that would constitute a Wellesley Benefit Plan, except (i) as may be required by applicable law or the terms of this Agreement, subject to the provision of prior written notice and consultation with respect thereto to Cambridge, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Wellesley Disclosure Schedule 5.01(e).

(f) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice;

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to Wellesley taken as a whole.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $100,000 in the aggregate.

(j) Governing Documents. Amend the charter of bylaws of Wellesley or Wellesley Bank.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable laws or regulations or GAAP.

(l) Contracts. Except in the ordinary course of business consistent with past practice or as otherwise expressly permitted by this Agreement, enter into, amend, modify or terminate any contract that involves the payment of, or incurs fees, in excess of $50,000 per annum, any Lease or any Insurance Policy.

(m) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Wellesley or Wellesley Bank is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Wellesley or Wellesley Bank of an amount which exceeds $100,000 and/or would impose any material restriction on the business of Wellesley or Wellesley Bank; provided, however, that Wellesley or Wellesley Bank may not enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation for which Wellesley or Wellesley Bank has not provided notice to Cambridge of the existence of such action, suit, proceeding, order or investigation.

(n) Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(o) Derivative Transactions. Except in the ordinary course of business consistent with past practice, enter into any Derivative Transactions.

(p) Indebtedness. Incur any indebtedness for borrowed money or other liabilities (including brokered deposits and wholesale funding), federal funds purchased, borrowings from the FHLB and securities sold under agreements to repurchase, each with a duration exceeding one (1) year, other than in the ordinary course of business consistent with past practice, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(q) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not in accordance with Wellesley’s investment policy or (ii) any debt security, including mortgage-backed and mortgage related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than five years or mortgage-backed or mortgage related securities which would not be considered “high risk” securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice; or restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio or any securities therein are classified under GAAP or reported for regulatory purposes.

(r) Loans. Except to satisfy contractual obligations existing as of the date hereof and set forth on Wellesley Disclosure Schedule 5.01(r), make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with Wellesley’s loan policies and procedures in effect as of the date hereof; provided, however, that the prior notification and approval of Cambridge is required for any new origination (i) in excess of $4,000,000 or (ii) not made in accordance with Wellesley’s loan policies as in effect on the date hereof. For purposes of this Section 5.01(r), consent shall be deemed given unless Cambridge objects within 48 hours of receiving a notification from Wellesley.

(s) Investments in Real Estate. Make any equity investment or equity commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(t) Taxes. Make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any adjustment of any material Tax attribute, file any material claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment.

(u) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Wellesley or Wellesley Bank under any agreement with any Governmental Authority or under any Material Contract, Lease or other material agreement or material license to which it is a party or by which it or its properties is bound.

(v) Environmental Assessments. Foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a Hazardous Substance in amounts which, if such foreclosure were to occur, would be material.

(w) Insurance. Cause or allow the loss of insurance coverage maintained by Wellesley that would have a Material Adverse Effect on Wellesley, unless replaced with coverage which is substantially similar (in amount and insurer) to that now in effect.

(x) Liens. Discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices.

(y) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law or regulation or (iv) a material delay of the approval or completion of the Merger.

(z) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.02 Covenants of Cambridge. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Wellesley, Cambridge will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(b) Dividend Record Date. Change its record date for payment of its quarterly dividend from the record date established in the prior year’s quarter in a manner that is inconsistent with past practice.

(c) Capital Stock. Except as set forth in Cambridge Disclosure Schedule 5.02(c), grant, issue, deliver or sell any additional shares of capital stock or Rights; provided, however, that Cambridge may (i) grant equity awards pursuant to its employee benefit plans as required by any Cambridge employee benefit plan or in the ordinary course consistent with past practice, (ii) issue capital stock upon the vesting or exercise of any equity awards granted pursuant to a Cambridge employee benefits plan outstanding as of the date hereof in accordance with the terms and conditions thereof as in effect on the date hereof, including in connection with “net settling” any outstanding awards, and (iii) issue Cambridge capital stock in connection with the transactions contemplated hereby.

(d) Dividends; Etc. (i) Other than in the ordinary course of business consistent with past practice or in connection with the transactions contemplated hereby, make, declare, pay or set aside for payment any stock dividend on or in respect of, or declare or make any distribution on any shares of Cambridge Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

(e) Amending Charter or Bylaws. Amend its charter or bylaws in a manner that would materially and adversely affect the holders of Wellesley Stock, as prospective holders of Cambridge Stock, relative to other holders of Cambridge Stock.

(f) Acquiring Financial Institutions. Enter into any binding definitive agreement, or publicly announce its intent to enter into any binding definitive agreement, to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of all Regulatory Approvals.

(g) Adopt Plan of Liquidation. Adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Cambridge Trust.

(h) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.03 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, and otherwise to enable consummation of the transactions contemplated by this Agreement, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other parties hereto to that end.

Section 5.04 Shareholder Approval.

(a) Wellesley agrees to take, in accordance with applicable law, the charter and bylaws of Wellesley, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Wellesley’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Wellesley Meeting”) and, subject to Section 5.05 and Section 5.11, shall take all lawful action to solicit such approval by such shareholders. Wellesley agrees to use its best efforts to convene the Wellesley Meeting within forty (40) days after the initial mailing of the Joint Proxy Statement/Prospectus to shareholders of Wellesley. Except with the prior approval of Cambridge, no other matters shall be submitted for the approval of Wellesley shareholders at the Wellesley Meeting. The Wellesley Board shall at all times prior to and during the Wellesley Meeting recommend adoption of this Agreement by the shareholders of Wellesley (the “Wellesley Recommendation”) and shall not withhold, withdraw, amend or modify such recommendation in any manner adverse to Cambridge or take any other action or make any other public statement inconsistent with such recommendation, except as and to the extent expressly permitted by Section 5.11.

(b) Cambridge agrees to take, in accordance with applicable law, the charter and bylaws of Cambridge, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of this Agreement, the issuance of shares of Cambridge Stock in connection with the Merger, and any other matters required to be approved by Cambridge’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Cambridge Meeting”) and, subject to Section 5.05, shall take all lawful action to solicit such approval by such shareholders. Cambridge agrees to use its best efforts to convene the Cambridge Meeting within forty (40) days after the initial mailing of the Joint Proxy Statement/Prospectus to shareholders of Cambridge. Except with the prior approval of Wellesley, no other matters shall be submitted for the approval of Cambridge shareholders at the Cambridge Meeting. The Cambridge Board shall at all times prior to and during the Cambridge Meeting recommend adoption of this Agreement by the shareholders of Cambridge and shall not withhold, withdraw, amend or modify such recommendation in any manner adverse to Wellesley or take any other action or make any other public statement inconsistent with such recommendation.

Section 5.05 Merger Registration Statement; Joint Proxy Statement/Prospectus. For the purposes of (x) registering Cambridge Stock to be offered to holders of Wellesley Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) holding the Wellesley Meeting and the Cambridge Meeting, Cambridge shall draft and prepare, and Wellesley shall cooperate in the preparation of, a registration statement on Form S-4 for the registration of the shares to be issued by Cambridge in the Merger (the “Merger Registration Statement”), including the Joint Proxy Statement/Prospectus. Cambridge shall provide Wellesley and its counsel with appropriate opportunity to review and comment on the Merger Registration Statement and Joint Proxy Statement/Prospectus prior to the time they are initially filed with the SEC or any amendments are filed with the SEC. Cambridge shall file the Merger Registration Statement with the SEC. Each of Cambridge and Wellesley shall use its reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and shall thereafter promptly mail the Joint Proxy Statement/Prospectus to their shareholders. Cambridge shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Wellesley shall furnish to Cambridge all information concerning Wellesley and the holders of Wellesley Stock as may be reasonably requested in connection with such action.

Section 5.06 Cooperation and Information Sharing. Wellesley shall provide Cambridge with any information concerning Wellesley that Cambridge may reasonably request in connection with the drafting and preparation of the Merger Registration Statement and Joint Proxy Statement/Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Merger Registration Statement or Joint Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information. Cambridge shall promptly provide to Wellesley copies of all correspondence between it or any of its representatives and the SEC. Cambridge shall provide Wellesley and its counsel with appropriate opportunity to review and comment on all amendments and supplements to the Merger Registration Statement and Joint Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Cambridge and Wellesley agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC, and to cause the Joint Proxy Statement/Prospectus and all required amendments and supplements thereto, to be mailed to the holders of Wellesley Stock entitled to vote at the Wellesley Meeting and the holders of Cambridge Stock entitled to vote at the Cambridge Meeting, respectively, at the earliest practicable time.

Section 5.07 Supplements or Amendment. Wellesley and Cambridge shall promptly notify the other party if at any time it becomes aware that the Joint Proxy Statement/Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Wellesley shall cooperate with Cambridge in the preparation of a supplement or amendment to such Joint Proxy Statement/Prospectus which corrects such misstatement or omission, and Cambridge shall file an amended Merger Registration Statement with the SEC, and each of Cambridge and Wellesley shall mail an amended Joint Proxy Statement/Prospectus to their respective shareholders.

Section 5.08 Regulatory Approvals. Each of Wellesley and Cambridge will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to affect all necessary filings and to obtain all necessary permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Wellesley and Cambridge will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the filing of the Joint Proxy Statement/Prospectus and any application, petition or any other statement or application made by or on behalf of Cambridge or Wellesley to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, Cambridge and Wellesley shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

Section 5.09 Press Releases. Wellesley and Cambridge shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law. Wellesley and Cambridge shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to this Agreement as reasonably requested by the other party.

Section 5.10 Access; Information.

(a) Wellesley agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Cambridge and its officers, employees, counsel, accountants and other authorized representatives such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any confidential supervisory information), properties and personnel of Wellesley and to such other information relating to Wellesley as Cambridge may reasonably request and, during such period, it shall furnish promptly to Cambridge all information concerning the business, properties and personnel of Wellesley as Cambridge may reasonably request. Cambridge shall use commercially reasonable efforts to minimize any interference with Wellesley’s regular business operations during any such access to Wellesley’s employees, property, books and records.

(b) All information furnished to Cambridge by Wellesley pursuant to Section 5.10(a) shall be subject to, and Cambridge shall hold all such information in confidence in accordance with, the provisions of the Mutual Agreement of Confidentiality, dated as of July 11, 2019, by and between Wellesley and Cambridge (the “Confidentiality Agreement”).

(c) Notwithstanding anything to the contrary contained in this Section 5.10, in no event shall Cambridge have access to any information that, based on advice of Wellesley’s counsel, would: (a) reasonably be expected to waive any material legal privilege; (b) result in the disclosure of any trade secrets of third parties; or (c) violate any obligation of Wellesley with respect to confidentiality so long as, with respect to confidentiality, to the extent specifically requested by Cambridge, Wellesley has made commercially reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality. All requests made pursuant to this Section 5.10 will be directed to an executive officer of Wellesley or such Person or Persons as may be designated by Wellesley. No investigation by Cambridge of the business and affairs of Wellesley shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to the obligations of Cambridge to consummate the transactions contemplated by this Agreement.

Section 5.11 No Solicitation by Wellesley.

(a) Wellesley shall not, and shall cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of Wellesley (collectively, the “Wellesley Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Cambridge) any confidential or non-public information or data with respect to Wellesley or otherwise relating to an Acquisition Proposal; or (iii) without the prior written consent of Cambridge, release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Wellesley is a party. Wellesley shall, and shall cause each of the Wellesley Representatives to, (x) immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal, and (y) as soon as practicable after the date hereof, request the prompt return or destruction of all confidential information made available by Wellesley or on its behalf during the past twelve months in connection with any actual or potential Acquisition Proposal.

(b) Notwithstanding Section 5.11(a), prior to the date of the Wellesley Meeting, Wellesley may take any of the actions described in clause (ii) of Section 5.11(a) if, but only if, (i) Wellesley has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.11; (ii) the Wellesley Board determines in good faith, (A) after consultation with its outside legal counsel and, with respect to financial matters, its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) after consultation with its outside legal counsel, and with respect to financial matters, it financial advisors, determines in good faith that it is required to take such actions to comply with its fiduciary duties under applicable law; (iii) Wellesley has provided Cambridge with at least twenty-four hours’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Wellesley or otherwise relating to an Acquisition Proposal, Wellesley receives from such Person a confidentiality agreement with terms not materially less favorable to Wellesley than those contained in the Confidentiality Agreement. In addition, if Wellesley receives an Acquisition Proposal that constitutes or is reasonably expected to result in a Superior Proposal and Wellesley has not breached any of the covenants set forth in this Section 5.11, then Wellesley, or any Wellesley Representative may, with the prior approval of the Wellesley Board at a duly called meeting, contact the Person who has submitted (and not withdrawn) such Acquisition Proposal, or any of such Person’s representatives, solely (x) to clarify the terms and conditions of such Acquisition Proposal and (y) if such Acquisition Proposal initially is made orally, to direct such Person to submit the Acquisition Proposal to Wellesley confidentially in writing. Wellesley shall promptly provide to Cambridge any non-public information regarding Wellesley provided to any other Person which was not previously provided to Cambridge, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Wellesley shall promptly (and in any event orally within 24 hours and in writing within two days) notify Cambridge if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Wellesley or the Wellesley Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). Wellesley agrees that it shall keep Cambridge informed, on a reasonably current basis (and in any event within 24 hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). Wellesley shall provide Cambridge with at least 24 hours’ prior notice of any meeting of the Wellesley Board at which the Wellesley Board is reasonably expected to consider any Acquisition Proposal.

(d) Neither the Wellesley Board nor any committee thereof shall (i) withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to Cambridge in connection with the transactions contemplated by this Agreement (including the Merger), the Wellesley Recommendation, fail to reaffirm the Wellesley Recommendation within five Business Days following a request by Cambridge, or make any statement, announcement or release, in connection with the Wellesley Meeting or otherwise, inconsistent with the Wellesley Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Wellesley Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Wellesley to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.11(b)) or (B) requiring Wellesley to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the date of the Wellesley Meeting, the Wellesley Board may withdraw, qualify, amend or modify the Wellesley Recommendation in connection therewith (a “Wellesley Subsequent Determination”) and/or terminate this Agreement pursuant to Section 7.01(g)(iii) after the fourth Business Day following Cambridge’s receipt of a written notice (the “Notice of Superior Proposal”) from Wellesley advising Cambridge that the Wellesley Board intends to determine that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.11) constitutes a Superior Proposal if, but only if, (i) the Wellesley Board has reasonably determined in good faith, after consultation with outside legal counsel, that it is required to take such actions to comply with its fiduciary duties under applicable law, (ii) during the three Business Day period after receipt of the Notice of Superior Proposal by Cambridge (the “Notice Period”), Wellesley and the Wellesley Board shall have cooperated and negotiated in good faith with Cambridge to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Wellesley to proceed with the Wellesley Recommendation without a Wellesley Subsequent Determination; provided, however, that Cambridge shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Cambridge since its receipt of such Notice of Superior Proposal, the Wellesley Board in good faith makes the determination (A) in clause (i) of this Section 5.11(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, Wellesley shall be required to deliver a new Notice of Superior Proposal to Cambridge and again comply with the requirements of this Section 5.11(e), except that the Notice Period shall be reduced to two Business Days. In addition to the foregoing, the Wellesley Board shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger at the Wellesley Meeting.

(f) Nothing contained in this Section 5.11 shall prohibit Wellesley or the Wellesley Board from complying with Wellesley’s obligations required under Rules 14d-9 (as if such rule were applicable to Wellesley) and 14e-2(a) (as if such rule were applicable to Wellesley) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in the Wellesley Recommendation unless it is limited to a stop, look and listen communication or the Wellesley Board reaffirms the Wellesley Recommendation in such disclosure.

Section 5.12 Certain Policies. Prior to the Effective Date, Wellesley shall, consistent with GAAP and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Cambridge; provided, however, that Wellesley shall not be obligated to take any action pursuant to this Section 5.12 unless and until Cambridge acknowledges, and Wellesley is satisfied, that all conditions to Wellesley’s obligation to consummate the Merger have been satisfied and that Cambridge shall consummate the Merger in accordance with the terms of this Agreement, and further provided that in any event, no accrual or reserve made by Wellesley pursuant to this Section 5.12 or the consequences resulting therefrom shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Wellesley or its management with any such adjustments, nor any admission that the previously furnished financial statements or information did not fully comply in all respects with GAAP or regulatory requirements.

Section 5.13 Indemnification.

(a) From and after the Effective Time, Cambridge (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director and officer of Wellesley or Wellesley Bank, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, amounts paid in settlement, fines, penalties, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and whether formal or informal (each, a “Proceeding”) arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director or officer of Wellesley or Wellesley Bank or is or was serving at the request of Wellesley or Wellesley Bank as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Wellesley or Wellesley Bank, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent which such Indemnified Parties would be entitled under the charter or bylaws of Wellesley or Wellesley Bank as in effect on the date hereof (subject to change as required by law). Cambridge’s obligations under this Section 5.13(a) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification and advancement in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding. Notwithstanding any other provision of this Section 5.13, the Indemnifying Party shall advance all reasonable costs, expenses and fees (including reasonable attorneys’ fees) incurred by or on behalf of an Indemnified Party in connection with any Proceeding within thirty (30) days after the receipt by the Indemnifying Party of a statement or statements from the Indemnified Party requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall be made in good faith and shall reasonably evidence the costs, expenses and fees incurred by the Indemnified Party (which shall include invoices in connection with such costs, fees and expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditure made that would cause the Indemnified Party to waive any privilege or protection accorded by applicable law shall not be included with the invoice), and shall include or be preceded or accompanied by a written undertaking by or on behalf of the Indemnified Party to repay any costs, expenses or fees advanced if it shall ultimately be determined that the Indemnified Party is not entitled to be indemnified against such costs, expenses or fees. Any advances and undertakings to repay pursuant to this Section 5.13 shall be unsecured and interest free and made without regard to the Indemnified Party’s ability to repay such advances or ultimate entitlement to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.13, upon learning of any such Proceeding, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party except to the extent that such failure does actually prejudice the Indemnifying Party. In the event of any such Proceeding (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof with counsel which is reasonably satisfactory to the Indemnified Party and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise actual or potential conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Indemnified Parties), (ii) the Indemnified Parties will reasonably cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations or by a final non-appealable adjudication of an applicable federal or state banking agency or a court of competent jurisdiction.

(c) Prior to the Effective Time, Cambridge shall purchase an extended reporting period endorsement under Wellesley’s existing directors’ and officers’ liability insurance coverage for Wellesley’s directors and officers in a form acceptable to Wellesley which shall provide such directors and officers with coverage for six years following the Effective Time for claims made against such directors and officers arising from any act, error or omission by such directors and officers existing or occurring at or prior to the Effective Time of not less than the existing coverage under, and have other terms at least as favorable to, the directors and officers than the directors’ and officers’ liability insurance coverage presently maintained by Wellesley (provided that Cambridge may substitute therefor policies which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to Wellesley’s existing coverage limits), so long as the aggregate cost is not more than 250% of the annual premium currently paid by Wellesley for such insurance (the “Premium Limit”).

In the event that the Premium Limit is insufficient for such coverage, Cambridge shall use its reasonable best efforts to purchase such lesser coverage as may be obtained with such amount.

(d) The rights of indemnification and advancement as provided by this Section 5.13 shall not be deemed exclusive of any other rights to which the Indemnified Party may at any time be entitled under the charter or bylaws of Wellesley or as provided in applicable law as in effect on the date hereof (subject to change as required by law), any agreement, a vote of stockholders, a resolution of directors of Wellesley, or otherwise. In the event that an Indemnified Party, pursuant to this Section 5.13, seeks an adjudication of such person’s rights under, or to recover damages for breach of, this Section 5.13, or to recover under any directors’ and officers’ liability insurance coverage maintained by Wellesley or Cambridge, the Indemnifying Party shall pay on such Indemnified Party’s behalf, any and all reasonable costs, expenses and fees (including reasonable attorneys’ fees) incurred by such Indemnified Party in such judicial adjudication, to the fullest extent permitted by law, only to the extent that the Indemnified Party prevails in such judicial adjudication.

(e) If Cambridge or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Cambridge shall assume the obligations set forth in this Section  5.13.

Section 5.14 Employees; Benefit Plans.

(a) Following the Closing Date and except to the extent an alternative treatment is set forth in this Section 5.14, Cambridge may choose to maintain any or all of the Wellesley Benefit Plans in its sole discretion and Wellesley and Wellesley Bank shall cooperate with Cambridge in order to effect any plan terminations to be made as of the Effective Time. For the period commencing at the Effective Time and ending on December 31, 2020 (or until the applicable Continuing Employee’s earlier termination of employment), Cambridge shall provide, or cause to be provided, to each employee of Wellesley Bank and Wellesley who continues in employment with the Surviving Bank as of the Closing Date (“Continuing Employees”) (i) base salary or a base rate of pay at least equal to the base pay or base rate of salary provided to such Continuing Employee immediately prior to the Effective Time and (ii) other benefits (other than severance, termination pay or equity compensation) at least substantially comparable in the aggregate to the benefits provided to such Continuing Employee immediately prior to the Effective Time. For any Wellesley Benefit Plan terminated for which there is a comparable employee benefit or compensation plan, program, policy, agreement or arrangement of Cambridge or any of its Subsidiaries (a “Cambridge Benefit Plan”) of general applicability, Cambridge shall take all commercially reasonable action so that employees of Wellesley or Wellesley Bank shall be entitled to participate in such Cambridge Benefit Plan to the same extent as similarly-situated employees of Cambridge (it being understood that inclusion of the employees of Wellesley and Wellesley Bank in the Cambridge Benefit Plans may occur at different times with respect to different plans). Cambridge shall cause each Cambridge Benefit Plan in which employees of Wellesley or Wellesley Bank are eligible to participate to take into account for purposes of eligibility and vesting under the Cambridge Benefit Plans (but not for purposes of benefit accrual) the service of such employees with Wellesley or Wellesley Bank to the same extent as such service was credited for such purpose by Wellesley or Wellesley Bank; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Nothing herein shall limit the ability of Cambridge to amend or terminate any of the Wellesley Benefit Plans or Cambridge Benefit Plans in accordance with their terms at any time; provided, however, that Cambridge shall continue to maintain the Wellesley Benefit Plans (other than stock-based or incentive plans) for which there is a comparable Cambridge Benefit Plan until the Wellesley Employees are permitted to participate in the Cambridge Benefit Plans, unless such Cambridge Benefit Plan has been frozen or terminated with respect to similarly situated employees of Cambridge or any Subsidiary of Cambridge. Following the Closing Date, Cambridge shall honor, in accordance with Wellesley’s policies and procedures in effect as of the date hereof, any employee expense reimbursement obligations of Wellesley for out-of-pocket expenses incurred during the calendar year in which the Closing occurs by any Wellesley Employee whose employment continues after the Effective Time. In the event Cambridge elects to terminate the Wellesley Bank 401(k) Plan prior to the Closing Date, Cambridge shall take any and all actions as may be required to permit Continuing Employees to roll over their account balances in the Wellesley Bank 401(k) Plan into Cambridge Bank 401(k) Plan.

(b) Cambridge shall honor, under the vacation policies of Wellesley and Wellesley Bank, as disclosed on Wellesley Disclosure Schedule 5.14(b), the accrued but unused vacation time of employees of the Surviving Company or the Surviving Bank who were employees of Wellesley or Wellesley Bank prior to the Effective Time.

(c) If employees of Wellesley or Wellesley Bank become eligible to participate in a medical, dental, vision, prescription drug or other health plan, disability plan or life insurance plan of Cambridge upon termination of such plan of Wellesley or Wellesley Bank, Cambridge shall make all commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable Cambridge plan, (ii) provide credit under such plans for any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation, actively-at-work requirement or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous Wellesley Benefit Plan prior to the Effective Time.

(d) Concurrently with the execution of this Agreement, the CIC Agreement shall have been executed and be in full force and effect.

(e) Cambridge shall honor and perform under each agreement or contract set forth in Wellesley Disclosure Schedule 5.14(e).

(f) Subject to the occurrence of the Closing, the Wellesley Bank ESOP shall be terminated by Wellesley Bank prior to the Closing Date. In connection with the termination of the Wellesley Bank ESOP, all plan accounts shall be fully vested, all outstanding indebtedness of the Wellesley Bank ESOP shall be repaid by delivering a sufficient number of unallocated shares of Wellesley Stock to Wellesley, at least five (5) Business Days prior to the Effective Time, all remaining shares of Wellesley Stock held by the Wellesley Bank ESOP shall be converted into the right to receive the Merger Consideration, and the balance of the unallocated shares and any other unallocated assets remaining in the Wellesley Bank ESOP after repayment of the Wellesley Bank ESOP loan shall be allocated as earnings to the accounts of the Wellesley Bank ESOP participants who are employed as of the date of termination of the Wellesley Bank ESOP based on their account balances under the Wellesley Bank ESOP as of the date of termination of the Wellesley Bank ESOP and distributed to Wellesley Bank ESOP participants after the receipt of a favorable determination letter from the IRS. Prior to the Effective Time, Wellesley Bank shall take all such actions as are necessary (determined in consultation with Cambridge) to submit the application for favorable determination letter in advance of the Effective Time. Wellesley Bank will adopt such amendments to the Wellesley Bank ESOP to effect the provisions of this Section 5.14(f). Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Wellesley Bank ESOP upon its termination, the account balances in the Wellesley Bank ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct; provided however, that nothing contained herein shall delay the distribution or transfer of account balances in the Wellesley Bank ESOP in the ordinary course for reasons other than the termination of such plan. Prior to the Closing Date, Wellesley Bank shall provide Cambridge with the final documentation evidencing that the actions contemplated herein have been effectuated. Notwithstanding anything herein to the contrary, Wellesley Bank shall continue to accrue and make contributions to the Wellesley Bank ESOP trust from the date of this Agreement through the termination date of the Wellesley Bank ESOP in an amount sufficient (but not to exceed) the loan payments which become due in the ordinary course on the outstanding loans to the Wellesley Bank ESOP prior to the termination of the Wellesley Bank ESOP and shall make a pro-rated payment on the Wellesley Bank ESOP loan for the 2020 plan year through and including the end of the calendar quarter immediately preceding the Closing, prior to the termination of the Wellesley Bank ESOP.

(g) Wellesley Bank shall take all necessary action to terminate the Wellesley Bank Supplemental Executive Retirement Plan at or immediately prior to the Effective Time in accordance with Section 409A of the Code and to pay to each participant a lump sum amount equal to the benefit to which such participant is entitled pursuant to the terms of such plan. For illustrative purposes, Wellesley Disclosure Schedule 5.14(g) provides the aggregate lump sum amount payable to participants had the Wellesley Bank Supplemental Executive Retirement Plan been terminated on October 31, 2019.

(h) Wellesley Bank shall take all necessary action to terminate the Salary Continuation Agreement by and between Wellesley Bank and the President and Chief Executive Officer of Wellesley Bank at or immediately prior to the Effective Time in accordance with Section 409A of the Code and to pay the executive a lump sum amount equal to the benefit to which such participant is entitled pursuant to the terms of such plan. For illustrative purposes, Wellesley Disclosure Schedule 5.14(h) provides the lump sum amount payable to the participant had the Salary Continuation Agreement been terminated on December 31, 2019.

(i) Wellesley and Wellesley Bank shall take all necessary action to terminate the Employment Agreement by and among Wellesley, Wellesley Bank and the President and Chief Executive Officer of Wellesley and Wellesley Bank at or immediately prior to the Effective Time.

(j) To the extent necessary, Cambridge and Wellesley may provide a retention pool as mutually agreed by Cambridge and Wellesley to certain employees of Wellesley or Wellesley Bank to be designated by Cambridge in consultation with Wellesley. Such designated employees will enter into retention agreements to be agreed upon by Cambridge and Wellesley.

(k) Nothing contained in this Agreement, expressed or implied, shall (i) give any person, other than the parties hereto, any rights or remedies of any nature whatsoever, including any right to continued employment or service, under or by reason of this Section 5.14, (ii) cause any third party beneficiary rights in any current or former employee, director, other individual service provider of Wellesley or any of its Subsidiaries to enforce the provisions of this Section 5.14 or any other matter related thereto, or (iii) be construed as an amendment to any Wellesley Benefit Plan, Cambridge Benefit Plan, or other employee benefit plan of Cambridge, Cambridge Trust, Wellesley or any of their respective Affiliates, or be construed to prohibit the amendment or termination of any such plan.

Section 5.15 Notification of Certain Changes. Cambridge and Wellesley shall promptly advise the other party of any change or event having, or which could be reasonably expected to have, a Material Adverse Effect on it or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time, but no more frequently than monthly (and on the date prior to the Closing Date), each party will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the parties contained in Article III and Article IV in order to determine the fulfillment of the conditions set forth in Section 6.02(a) or Section 6.03(a) hereof, as the case may be, or the compliance by Wellesley or Cambridge, as the case may be, with the respective covenants and agreements of such parties contained herein.

Section 5.16 Current Information. During the period from the date of this Agreement to the Effective Time, Wellesley will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Cambridge and to report the general status of the ongoing operations of Wellesley. Without limiting the foregoing, Wellesley agrees to provide Cambridge (i) a copy of each report filed by Wellesley with a Governmental Authority within one (1) Business Day following the filing thereof and (ii) monthly updates of the information required to be set forth in Wellesley Disclosure Schedule 3.15.

Section 5.17 Board Packages. Wellesley shall distribute a copy of each Wellesley Board package, including the agenda and any draft minutes, to Cambridge at the same time and in the same manner in which it distributes a copy of such packages to the Wellesley Board; provided, however, that Wellesley shall not be required to copy Cambridge on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any third party proposal to acquire control of Wellesley or any other matter that the Wellesley Board has been advised of by counsel that such distribution to Cambridge may violate a confidentiality obligation or fiduciary duty or any law or regulation.

Section 5.18 Transition; Informational Systems Conversion. From and after the date hereof, Cambridge and Wellesley shall use their reasonable best efforts to facilitate the integration of Wellesley with the business of Cambridge following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of Wellesley’s data processing and related electronic informational systems (the “Informational Systems Conversion”) to those used by Cambridge and its Subsidiaries, which planning shall include, but not be limited to: (a) discussion of Wellesley’s third-party service provider arrangements; (b) non-renewal of personal property leases and software licenses used by Wellesley in connection with its systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. Wellesley shall take all action which is necessary and appropriate to facilitate the Informational Systems Conversion; provided, however, that Cambridge shall pay all out-of-pocket fees, expenses or charges that Wellesley may incur as a result of taking, at the request of Cambridge, any action to facilitate the Informational Systems Conversion. If this Agreement is terminated by Cambridge and/or Wellesley in accordance with Section 7.01(a), Section 7.01(b), Section 7.01(c) or Section 7.01(f), or by Wellesley only in accordance with Section 7.01(d), Section 7.01(e) or Section 7.01(g)(ii), Cambridge shall pay to Wellesley all reasonable fees, expenses or charges related to reversing the Informational Systems Conversion within ten (10) Business Days of Wellesley providing Cambridge written evidence of such fees, expenses or charges.

Section 5.19 Assumption of Debt. Cambridge agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Company, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Wellesley’s outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

Section 5.20 Section 16 Matters. Prior to the Effective Time, the Cambridge Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall take all such reasonable action as may be required to cause to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act, to the fullest extent permitted by applicable law, any acquisitions or dispositions of shares of Cambridge Stock (including derivative securities with respect to such shares) that are treated as acquisitions or dispositions under such rule and result from the transactions contemplated by this Agreement by each individual who is reasonably expected to become subject to the reporting requirements of Section  16(a) of the Exchange Act with respect to Cambridge immediately after the Effective Time.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Wellesley and Cambridge to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect, any requirements contained in the Regulatory Approvals to be completed on or before the Closing Date shall have been completed, and all statutory waiting periods in respect thereof shall have expired or been terminated.

(b) Merger Registration Statement Effective. The Merger Registration Statement shall have been declared effective by the SEC and no stop order with respect thereto shall be in effect.

(c) NASDAQ Listing. The shares of Cambridge Stock issuable pursuant to this Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(d) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of such transactions.

(e) Tax Opinions. Cambridge shall have received a letter setting forth the written opinion of Hogan Lovells US LLP, in and form and substance reasonably satisfactory to Cambridge, dated as of the Closing Date, and Wellesley shall have received a letter setting forth the written opinion of Kilpatrick Townsend & Stockton LLP, in form and substance reasonably satisfactory to Wellesley, dated as of the Closing Date, in each case substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a tax free reorganization described in Section 368(a) of the Code.

Section 6.02 Conditions to Obligations of Cambridge. The obligations of Cambridge to consummate the Merger also are subject to the fulfillment or written waiver by Cambridge prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Wellesley and Wellesley Bank set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, will have or are reasonably likely to have a Material Adverse Effect on Wellesley or the Surviving Company. Cambridge shall have received a certificate, dated the Closing Date, signed on behalf of Wellesley by the Chief Executive Officer of Wellesley to such effect.

(b) Performance of Obligations of Wellesley. Wellesley and Wellesley Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Cambridge shall have received a certificate, dated the Closing Date, signed on behalf of Wellesley by the Chief Executive Officer of Wellesley to such effect.

(c) Adverse Regulatory Conditions. No Regulatory Approvals referred to in Section 6.01(a) hereof shall contain any condition, restriction or requirement which the Cambridge Board reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that Cambridge would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof.

(d) Voting Agreements. The Wellesley Voting Agreements shall have been executed and delivered by each director and certain executive officers set forth on the Wellesley Disclosure Schedule 6.02(d) of Wellesley

concurrently with Wellesley’s execution and delivery of this Agreement and shall remain in effect and not have been revoked as of the Effective Time.

(e) Shareholder Approval. This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of Wellesley Stock.

(f) Other Actions. Wellesley shall have furnished Cambridge with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.02 as Cambridge may reasonably request.

Section 6.03 Conditions to Obligations of Wellesley. The obligations of Wellesley to consummate the Merger also are subject to the fulfillment or written waiver by Wellesley prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Cambridge set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, will have or are reasonably likely to have a Material Adverse Effect on Cambridge. Wellesley shall have received a certificate, dated the Closing Date, signed on behalf of Cambridge by the Chief Executive Officer and the Chief Financial Officer of Cambridge to such effect.

(b) Performance of Obligations of Cambridge. Cambridge shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Wellesley shall have received a certificate, dated the Closing Date, signed on behalf of Cambridge by the Chief Executive Officer and the Chief Financial Officer of Cambridge to such effect.

(c) Voting Agreements. The Cambridge Voting Agreements shall have been executed and delivered by each director and certain executive officers set forth on the Cambridge Disclosure Schedule 6.03(c) of Cambridge concurrently with Cambridge’s execution and delivery of this Agreement and shall remain in effect and not have been revoked as of the Effective Time.

(d) Shareholder Approval. This Agreement and the issuance of shares of Cambridge Stock in connection with the Merger shall have been duly approved by the requisite vote of the holders of outstanding shares of Cambridge Stock.

(e) Other Actions. Cambridge shall have furnished Wellesley with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.03 as Wellesley may reasonably request.

Section 6.04 Frustration of Closing Conditions. Neither Cambridge nor Wellesley may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate any of the transactions contemplated by this Agreement, as required by and subject to this Article VI.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Cambridge and Wellesley if the Board of Directors of each so determines by vote of a majority of the members of its entire Board of Directors.

(b) No Regulatory Approval. By Cambridge or Wellesley, if its Board of Directors so determines by a vote of a majority of the members of its entire board, in the event the approval of any Governmental Authority required for consummation of the transactions contemplated by this Agreement shall have been denied by final, nonappealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c) Shareholder Approval. By either Cambridge or Wellesley (provided that if Wellesley is the terminating party it shall not be in material breach of any of its obligations under Section 5.04), if the approval of the shareholders required to satisfy either of the conditions set forth in Section 6.02(e) or Section 6.03(d) for the consummation of the transactions contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such Wellesley shareholders in the case of the Wellesley Meeting or such Cambridge shareholders in the case of the Cambridge Meeting, or at any adjournment or postponement of the Wellesley Meeting or the Cambridge Meeting.

(d) Breach of Representations and Warranties. By either Cambridge or Wellesley (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the Merger under Section 6.02(a) (in the case of a breach of a representation or warranty by Cambridge) or Section 6.03(a) (in the case of a breach of a representation or warranty by Wellesley or Wellesley Bank).

(e) Breach of Covenants. By either Cambridge or Wellesley (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing, provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(e) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party receiving the benefit of such covenant or agreement not to consummate the Merger under Section 6.02(b) (in the case of a breach of a covenant or agreement by Wellesley or Wellesley Bank) or Section 6.03(b) (in the case of a breach of a representation or warranty by Cambridge).

(f) Delay. By either Cambridge or Wellesley if the Merger shall not have been consummated on or before September 30, 2020, unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(g) Failure to Recommend; Third-Party Acquisition Transaction; Etc.

(i) By Cambridge, if (i) Wellesley shall have breached its obligations under Section 5.11, (ii) the Wellesley Board shall have failed to make its recommendation referred to in Section 5.04, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Cambridge, (iii) the Wellesley Board shall have recommended, proposed, or publicly announced its intention to recommend or propose, to engage in an Acquisition Transaction with any Person other than Cambridge or a Subsidiary of Cambridge or (iv) Wellesley shall have materially breached its obligations under Section 5.04 by failing to call, give notice of, convene and hold the Wellesley Meeting in accordance with Section 5.04.

(ii) By Wellesley, if (i) the Cambridge Board shall have failed to make its recommendation referred to in Section 5.04, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Wellesley, or (ii) Cambridge shall have materially breached its obligations under Section 5.04 by failing to call, give notice of, convene and hold the Cambridge Meeting in accordance with Section 5.04.

(iii) By Wellesley, subject to Wellesley’s compliance with Section 7.02(a) if Wellesley has received a Superior Proposal, and in accordance with Section 5.11 of this Agreement, the Wellesley Board has made a determination to accept such Superior Proposal.

(h) Decrease in Cambridge Stock Price. By Wellesley, if the Wellesley Board so determines by a vote of the majority of the members of the entire Wellesley Board, at any time during the five-day period commencing with the Determination Date (as defined below), if both of the following conditions are satisfied:

(A) The quotient obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “Cambridge Ratio”) shall be less than 0.80; and

(B) (x) the Cambridge Ratio shall be less than (y) the quotient obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.20 from the quotient in this clause (B)(y) (such number in this clause (B)(y) that results from dividing the Final Index Price by the Index Price on the Starting Date being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If Wellesley elects to exercise its termination right pursuant to this Section 7.01(h), it shall give written notice to Cambridge promptly, and in any event within the five-day period commencing with the Determination Date. During the five-day period commencing with its receipt of such notice, Cambridge shall have the option to increase the consideration to be received by the holders of Wellesley Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio, 0.80 and the Exchange Ratio (as then in effect) by (B) the Cambridge Ratio. If Cambridge so elects within such five-day period, it shall give prompt written notice to Wellesley of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.01(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified.)

For purposes of this Section 7.01(h) the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the average of the daily closing prices for the shares of Cambridge Stock for the 20 consecutive full trading days on which such shares are actually traded on NASDAQ (as reported by Bloomberg or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.

“Determination Date” shall mean the 10th day prior to the Closing Date, provided that if shares of the Cambridge Stock are not actually traded on NASDAQ on such day, the Determination Date shall be the immediately preceding day to the 10th day prior to the Closing Date on which shares of Cambridge Stock actually trade on NASDAQ.

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the Nasdaq Bank Index.

“Index Price” shall mean the closing price on such date of the Index Group.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean the closing price of a share of Cambridge Stock on NASDAQ (as reported by Bloomberg, or if not reported therein, in another authoritative source) on the Starting Date.

Section 7.02 Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by Cambridge while structuring and pursuing the Merger, the parties hereto agree that Wellesley shall pay to Cambridge a termination fee of $4,100,000 within three (3) Business Days after written demand for payment is made by Cambridge, following the occurrence of any of the events set forth below:

(a) Cambridge or Wellesley terminates this Agreement pursuant to Section 7.01(g)(i) or Section 7.01(g)(iii); or

(b) Wellesley or Wellesley Bank enters into a definitive agreement relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Wellesley or Wellesley Bank within twelve (12) months following the termination of this Agreement by Cambridge pursuant to Section 7.01(d) or Section 7.01(e) because of a Willful Breach by Wellesley or Wellesley Bank after an Acquisition Proposal has been publicly announced or otherwise made known Wellesley.

Section 7.03 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 7.01 and Section 8.01 and (ii) that termination will not relieve a breaching party from liability for money damages for any Willful Breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination. Nothing in Section 7.02 or this Section 7.03 shall be deemed to preclude either party from seeking specific performance in equity to enforce the terms of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Section 5.10(b), Section 7.02 and this Article VIII, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 8.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the Wellesley Meeting and Cambridge Meeting no amendment shall be made which by law requires further approval by the shareholders of Wellesley or Cambridge, respectively, without obtaining such approval.

Section 8.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

Section 8.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Massachusetts, without regard for conflict of law provisions.

Section 8.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement, including fees and expenses of its own financial consultants, accountants and counsel, except that printing expenses and SEC filing and registration fees shall be shared equally between Cambridge and Wellesley; provided, however, that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s Willful Breach of any provision of this Agreement.

Section 8.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail (return receipt requested) or sent by reputable courier service to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Cambridge:

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, MA 02138

Attention:   Denis K. Sheahan

Email:         Denis.Sheahan@cambridgetrust.com

With a copy to:

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, DC 20004

Attention:    Richard A. Schaberg

Email:          richard.schaberg@hoganlovells.com

If to Wellesley:

Wellesley Bancorp, Inc.

100 Worcester Street, Suite 300

Wellesley, MA 02481

Attention:    Thomas J. Fontaine

Email:          tom@wellesleybank.com

With a copy to:

Kilpatrick Townsend & Stockton

607 14th Street, NW Suite 900

Washington, DC 20005

Attention: Gary R. Bronstein and Edward G. Olifer

Email:          gbronstein@kilpatricktownsend.com

                      eolifer@kilatricktownsend.com

Section 8.07 Entire Understanding; No Third Party Beneficiaries. This Agreement, the Plan of Bank Merger, the Wellesley Voting Agreements, the Cambridge Voting Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the transactions, and this Agreement, the Plan of Bank Merger, the Wellesley Voting Agreements, the Cambridge Voting Agreements and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ right to enforce Cambridge’s obligation under Section 5.13, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.08 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 8.09 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.10 Interpretation. When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.11 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

ARTICLE IX

ADDITIONAL DEFINITIONS

Section 9.01 Additional Definitions. In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder) involving Wellesley or Wellesley Bank: (a) any merger, consolidation, share exchange, business combination or other similar transactions; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of Wellesley or Wellesley Bank in a single transaction or series of transactions; (c) any tender offer or exchange offer for 25% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (d) any public announcement by any Person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Acquisition Transaction” means any of the following (other than the transactions contemplated hereunder): (a) a merger, consolidation, share exchange, business combination or any similar transaction, involving the relevant companies; (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of the relevant companies in a single transaction or series of transactions; (c) a tender offer or exchange offer for 25% or more of the outstanding shares of the capital stock of the relevant companies or the filing of a registration statement under the Securities Act in connection therewith; or (d) an agreement or commitment by the relevant companies to take any action referenced above.

“Affiliate” means, with respect to any Person, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer, director, manager or Person who beneficially owns more than ten percent of the equity or voting securities of such Person.

“Bank Merger Act” means the Bank Merger Act, within the Federal Deposit Insurance Act and applicable regulations thereunder.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the FDIC, the MGL, the MDOB, the FHLB and the FRB, which regulates Cambridge, Cambridge Trust, Wellesley or Wellesley Bank, or any of their respective subsidiaries, as the case may be.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the Commonwealth of Massachusetts are authorized or obligated to close.

“Cambridge Board” means the Board of Directors of Cambridge.

“Cambridge Disclosure Schedule” means the disclosure schedule delivered by Cambridge to Wellesley on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article IV or its covenants in Article V.

“Cambridge Loan Property” means any property in which Cambridge or Cambridge Trust holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by Cambridge or Cambridge Trust.

“Cambridge Stock” means the common stock, par value $1.00 per share, of Cambridge.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Employee Stock Incentive Plan” means, with respect to Cambridge, the Amended 1993 Stock Option Plan, the 2017 Equity and Cash Incentive Plan, the Director Stock Plan and the 2016 Annual Incentive Plan.

“Environmental Law” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) the protection or restoration of the environment, health, safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (c) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance, in each case as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means such exchange agent as may be designated by Cambridge and reasonably acceptable to Wellesley to act as agent for purposes of conducting the exchange procedures described in Article II.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank of Boston, or any successor thereto.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, currently or hereafter listed, or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present Environmental Laws, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise), but excluding substances of kinds and in amounts ordinarily and customarily used or stored in similar properties for the purposes of cleaning or other maintenance or operations.

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill associated therewith, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software; and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“IRS” means the Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the joint proxy statement and prospectus, satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act, and the rules and regulations thereunder, together with any amendments and supplements thereto, as prepared by Cambridge and Wellesley and as delivered to holders of Wellesley Stock and Cambridge Stock in connection with the solicitation of their approval of this Agreement.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge after reasonable inquiry of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Lending Officer and the Chief Client Experience Officer in the case of Wellesley, and the President, the Chief Executive Officer, the Chief Lending Officer and the Chief Financial Officer in the case of Cambridge.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or preemptive right, right of first refusal or similar right of a third party with respect to such securities.

“Material Adverse Effect” means, with respect to Cambridge or Wellesley, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of Cambridge and its Subsidiaries taken as a whole, or Wellesley and its Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of either Cambridge or Cambridge Trust, on the one hand, or Wellesley or Wellesley Bank, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to financial institutions and/or their holding companies, or interpretations thereof by courts or any Bank Regulator or Governmental Authorities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), (F) actions and omissions of either party taken with the prior written consent, or at the request, of the other, (G) any failure by either party to meet any internal projections or forecasts or estimates of revenues or earnings for any period, (H) the expenses incurred by either party in investigating, negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the financial services industry.

“MDOB” means the Massachusetts Division of Banks.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Per Share Consideration” means the product of (a) the Exchange Ratio and (b) the Cambridge Measurement Price.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.

“Superior Proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 25% of the combined voting power of the shares of Wellesley Stock then outstanding or all or substantially all of the assets of Wellesley and otherwise (a) on terms which the Wellesley Board determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to Wellesley’s shareholders than the transactions contemplated by this Agreement, and (b) that constitutes a transaction that, in the Wellesley Board’s good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

“Wellesley Bank Board” means the Board of Directors of Wellesley Bank.

“Wellesley Board” means the Board of Directors of Wellesley.

“Wellesley Disclosure Schedule” means the disclosure schedule delivered by Wellesley to Cambridge on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article III or its covenants in Article V.

“Wellesley Equity Plan” means the Wellesley Bancorp, Inc. 2012 Equity Incentive Plan or the Wellesley Bancorp, Inc. 2016 Equity Incentive Plan.

“Wellesley Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Wellesley or any of its Subsidiaries.

“Wellesley Loan Property” means any property in which Wellesley or Wellesley Bank holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by Wellesley or Wellesley Bank.

“Wellesley Option” means an option to purchase shares of Wellesley Stock including, but not limited to, an option to purchase shares of Wellesley Stock under a Wellesley Stock Option Plan.

“Wellesley Stock Option Plan” means, with respect to Wellesley, the Wellesley Bancorp, Inc. 2012 Equity Incentive Plan.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken if the Person reasonably should have known or had actual Knowledge that such act or failure to act would result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CAMBRIDGE BANCORP

By:	/s/ Denis K. Sheahan
Name:	Denis K. Sheahan
Title:	Chairman and Chief Executive Officer

CAMBRIDGE TRUST COMPANY

By:	/s/ Denis K. Sheahan
Name:	Denis K. Sheahan
Title:	Chairman and Chief Executive Officer

WELLESLEY BANCORP, INC.

By:	/s/ Thomas J. Fontaine
Name:	Thomas J. Fontaine
Title:	President and Chief Executive Officer

WELLESLEY BANK

By:	/s/ Thomas J. Fontaine
Name:	Thomas J. Fontaine
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Wellesley Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is dated as of December     , 2019, by and between the undersigned holder (“Shareholder”) of common stock, par value $0.01 per share (“Wellesley Common Stock”) of Wellesley Bancorp, Inc., a Maryland corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (“Wellesley”), and Cambridge Bancorp, a Massachusetts corporation (“Cambridge”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, Cambridge, Cambridge Trust, a Massachusetts-chartered trust company and wholly owned subsidiary of Cambridge (“Cambridge Trust”), Wellesley and Wellesley Bank, a Massachusetts-chartered bank and wholly owned subsidiary of Wellesley (“Wellesley Bank”), are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Wellesley shall merge with and into Cambridge, and Wellesley Bank shall merge with and into Cambridge Trust, and in connection therewith, each outstanding share of Wellesley Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder beneficially owns and has sole or shared voting power with respect to the number of shares of Wellesley Stock identified on Exhibit A hereto (such shares, together with all shares of Wellesley Stock with respect to which Shareholder subsequently acquires beneficial ownership during the term of this Agreement, including the right to acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) through the exercise of any stock options, warrants or similar instruments, being referred to as the “Shares”); and

WHEREAS, it is a condition to the willingness of Cambridge to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Wellesley, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Cambridge, Shareholder shall:

(a)	appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), in person or by proxy, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Wellesley contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement; provided, however, that, if the manner in which the Shares (or any portion thereof) are owned is such that the Shareholder does not have the right to cause the Shares to be so voted, the Shareholder shall use the Shareholder’s reasonable best efforts to cause the Shares to be so voted.

Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement, (d) a transfer of the Shares by the Shareholder to Wellesley in connection with the vesting, settlement, or exercise of Wellesley equity awards granted pursuant to a Wellesley employee benefits plan outstanding as of the date hereof, and (e) such transfers as Cambridge may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Cambridge as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)

This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Cambridge, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)

The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)

Except as set forth on Schedule 1, Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares set forth on Exhibit A hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of Wellesley other than the Shares (other than shares of capital stock subject to stock options or warrants over which Shareholder will have no voting rights until the exercise of such stock options or warrants). Shareholder has the right to vote the Shares and none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 4. Irrevocable Proxy. Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint Cambridge with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Wellesley, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Wellesley taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 7 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 5. No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Shareholder, in his, her or its capacity as a shareholder of Wellesley, shall not, nor shall such

Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use reasonable best efforts to prohibit any of his, her or its representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Cambridge) any information or data with respect to Wellesley or Wellesley Bank or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal (other than the Merger Agreement), (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of Wellesley’s shareholders with respect to an Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Wellesley that takes any action in support of an Acquisition Proposal.

Section 6. Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to Cambridge if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Cambridge will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Cambridge has an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Cambridge’s seeking or obtaining such equitable relief.

Section 7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated upon the earlier to occur of: (a) the Effective Time or (b) in the event that the Merger Agreement is terminated in accordance with its terms. Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

Section 8. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 9. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10. Capacity as Shareholder. The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of Wellesley, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of Wellesley or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director of Wellesley.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Massachusetts, without regard for conflict of law provisions.

Section 12. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Cambridge in accordance with Section 8.06 of the Merger Agreement and to each Shareholder at its address set forth on Exhibit A attached hereto (or at such other address for a party as shall be specified by like notice).

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

CAMBRIDGE BANCORP

By:
Name:	Denis K. Sheahan
Title:	Chairman and Chief Executive Officer

SHAREHOLDER

Name:

EXHIBIT A

NAME AND ADDRESS OF SHAREHOLDER	SHARES OF WELLESLEY COMMON STOCK BENEFICIALLY OWNED

Exhibit B

Form of Cambridge Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is dated as of December     , 2019, by and between the undersigned holders (“Shareholders”) of common stock, par value $1.00 per share (“Cambridge Common Stock”) of Cambridge Bancorp, a Massachusetts corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (“Cambridge”), and Wellesley Bancorp, Inc., a Maryland corporation (“Wellesley”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, Cambridge, Cambridge Trust, a Massachusetts-chartered trust company and wholly owned subsidiary of Cambridge (“Cambridge Trust”), Wellesley and Wellesley Bank, a Massachusetts-chartered bank and wholly owned subsidiary of Wellesley (“Wellesley Bank”), are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Wellesley shall merge with and into Cambridge, and Wellesley Bank shall merge with and into Cambridge Trust, and in connection therewith, each outstanding share of Wellesley Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, each Shareholder beneficially owns and has sole or shared voting power with respect to the number of shares of Cambridge Stock identified opposite such Shareholder’s name on Exhibit A hereto (such shares, together with all shares of Cambridge Stock with respect to which such Shareholder subsequently acquires beneficial ownership during the term of this Agreement, including the right to acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) through the exercise of any stock options, warrants or similar instruments, being referred to as the “Shares”); and

WHEREAS, it is a condition to the willingness of Wellesley to enter into the Merger Agreement that the Shareholders execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote Shares. Each Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Cambridge, however called, or at any adjournment thereof, or in any other circumstances in which such Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Wellesley, such Shareholder shall:

(c)	appear at each such meeting or otherwise cause such Shareholder’s Shares to be counted as present thereat for purposes of calculating a quorum; and

(d)

vote (or cause to be voted), in person or by proxy, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by such Shareholder or as to which such Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) in favor of the issuance of shares of Cambridge Common Stock in connection with the Merger; and (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Cambridge contained in the Merger Agreement or of such Shareholder contained in this Agreement; provided, however, that, if the manner in which such Shareholder’s Shares (or any portion thereof) are owned is such that such Shareholder does not have the right to cause such Shares to be so voted, such Shareholder shall use such Shareholder’s reasonable best efforts to cause such Shares to be so voted.

Section 2. No Transfers. While this Agreement is in effect, each Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of such Shareholder’s Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement, (d) a transfer of such Shares by such Shareholder to Cambridge in connection with the vesting, settlement, or exercise of Cambridge equity awards granted pursuant to a Cambridge employee benefits plan outstanding as of the date hereof, and (e) such transfers as Wellesley may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Each Shareholder severally represents and warrants to and agrees with Wellesley as follows:

(e)	Such Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(f)

This Agreement has been duly executed and delivered by such Shareholder, and assuming the due authorization, execution and delivery by Wellesley, constitutes the valid and legally binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(g)

The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of his, her or its obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which such Shareholder is a party or by which such Shareholder is bound, or any statute, rule or regulation to which such Shareholder is subject or, in the event that such Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of such Shareholder.

(h)

Except as set forth on Schedule 1, such Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares set forth opposite such Shareholder’s name on Exhibit A hereto, and such Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Such Shareholder does not own, of record or beneficially, any shares of capital stock of Cambridge other than such Shares (other than shares of capital stock subject to stock options or warrants over which such Shareholder will have no voting rights until the exercise of such stock options or warrants). Such Shareholder has the right to vote such Shares and none of such Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Shares, except as contemplated by this Agreement.

Section 4. Irrevocable Proxy. Subject to the last sentence of this Section 4, by execution of this Agreement, each Shareholder does hereby appoint Wellesley with full power of substitution and resubstitution, as such Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of such Shareholder’s rights with respect to such Shareholder’s Shares, to vote, if such Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that such Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Cambridge, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Cambridge taken by written consent. Such Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 6 hereof and hereby revokes any proxy previously granted by such Shareholder with respect to such Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 5. Specific Performance and Remedies. Each Shareholder acknowledges that it will be impossible to measure in money the damage to Wellesley if such Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Wellesley will not have an adequate remedy at law or in equity. Accordingly, such Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Wellesley has an adequate remedy at law. Each Shareholder agrees that such Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Wellesley’s seeking or obtaining such equitable relief.

Section 6. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated upon the earlier to occur of: (a) the Effective Time or (b) in the event that the Merger Agreement is terminated in accordance with its terms. Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

Section 7. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 8. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 9. Capacity as Shareholder. The covenants contained herein shall apply to each Shareholder solely in his or her capacity as a shareholder of Cambridge, and no covenant contained herein shall apply to such Shareholder in his or her capacity as a director, officer or employee of Cambridge or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of such Shareholder to comply with his or her fiduciary duties as a director of Cambridge.

Section 10. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Massachusetts, without regard for conflict of law provisions.

Section 11. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Cambridge in accordance with Section 8.06 of the Merger Agreement and to each Shareholder at its address set forth on Exhibit A attached hereto (or at such other address for a party as shall be specified by like notice).

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

WELLESLEY BANCORP, INC.

By:
Name:	Thomas J. Fontaine
Title:	President and Chief Executive Officer

SHAREHOLDERS

Name: Jeanette G. Clough

Name: Christine Fuchs

Name: Sarah G. Green

Name: Pamela H. Hamlin

Name: Edward F. Jankowski

Name: Hambleton D. Lord

Name: Thalia M. Meehan

Name: Daniel R. Morrison

Name: Leon A. Palandjian

Name: Laila Partridge

Name: Jody A. Rose

Name: Cathleen A. Schmidt

Name: Denis K. Sheahan

Name: R. Gregg Stone

Name: Mark D. Thompson

Name: Linda A. Whitlock

Name: Michael F. Carotenuto

Name: Martin B. Millane, Jr.

Name: Jennifer A. Pline

EXHIBIT A

NAME AND ADDRESS OF SHAREHOLDER	SHARES OF CAMBRIDGE COMMON STOCK BENEFICIALLY OWNED
Jeanette G. Clough

Christine Fuchs

Sarah G. Green

Pamela H. Hamlin

Edward F. Jankowski

Hambleton D. Lord

Thalia M. Meehan

Daniel R. Morrison

Leon A. Palandjian

Laila Partridge

Jody A. Rose

Cathleen A. Schmidt

Denis K. Sheahan

R. Gregg Stone

Mark D. Thompson

Linda A. Whitlock

Michael F. Carotenuto

Martin B. Millane, Jr.

Jennifer A. Pline

ANNEX B

December 5, 2019

Board of Directors

Wellesley Bancorp, Inc.

100 Worcester Street, Suite 300

Wellesley, MA 02481

Ladies and Gentlemen:

Wellesley Bancorp, Inc. (“Wellesley”), Wellesley Bank, a wholly-owned subsidiary of Wellesley (“Wellesley Bank”), Cambridge Bancorp (“Cambridge”) and Cambridge Trust Company, a wholly-owned subsidiary of Cambridge (“Cambridge Trust”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Wellesley will merge with and into Cambridge with Cambridge being the surviving corporation (the “Merger”). Pursuant to the terms and conditions of the Agreement, at the Effective Time, each share of Wellesley common stock, par value $0.01 per share (“Wellesley Common Stock”), issued and outstanding immediately prior to the Effective Time, except for certain shares of Wellesley Common Stock as specified in the Agreement, shall become and be converted into the right to receive 0.580 shares (the “Exchange Ratio”) of Cambridge common stock, par value $1.00 per share (“Cambridge Common Stock”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Wellesley Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated December 3, 2019; (ii) certain publicly available financial statements and other historical financial information of Wellesley and Wellesley Bank that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Cambridge and Cambridge Trust that we deemed relevant; (iv) certain internal financial projections for Wellesley for the years ending December 31, 2019 through December 31, 2021, as provided by the senior management of Wellesley, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Wellesley; (v) publicly available median analyst earnings per share estimates for Cambridge for the years ending December 31, 2019 and December 31, 2020, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Cambridge; (vi) the pro forma financial impact of the Merger on Cambridge based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Cambridge, as well as estimated net income for Wellesley for the years ending December 31, 2020 and December 31, 2021 with an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Cambridge; (vii) the publicly reported historical price and trading activity for Wellesley Common Stock and Cambridge Common Stock, including a comparison of certain stock market information for Wellesley Common Stock and Cambridge Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for Wellesley and Cambridge with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Wellesley and its representatives the business, financial condition, results of operations and prospects of Wellesley and held similar discussions with certain members of the senior management of Cambridge and its representatives regarding the business, financial condition, results of operations and prospects of Cambridge.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Wellesley or Cambridge or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of Wellesley and Cambridge that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Wellesley, Cambridge or their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Wellesley, Cambridge or their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Wellesley, Cambridge or their respective subsidiaries, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to Wellesley, Cambridge or their respective subsidiaries. We have assumed, with your consent, that the respective allowances for loan losses for Wellesley, Cambridge and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Wellesley for the years ending December 31, 2019 through December 31, 2021, as provided by the senior management of Wellesley, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Wellesley. In addition, Sandler O’Neill used publicly available median analyst earnings per share estimates for Cambridge for the years ending December 31, 2019 and December 31, 2020, as well as an estimated long-term annual net income growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Cambridge. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Cambridge, as well as estimated net income for Wellesley for the years ending December 31, 2020 and December 31, 2021 with an estimated long-term annual net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Cambridge. With respect to the foregoing information, the respective senior managements of Wellesley and Cambridge confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Wellesley and Cambridge, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Wellesley, Cambridge or any of their respective subsidiaries since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Wellesley and Cambridge will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Wellesley, Cambridge, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Wellesley has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Wellesley Common Stock or Cambridge Common Stock at any time or what the value of Cambridge Common Stock will be once it is actually received by the holders of Wellesley Common Stock.

We have acted as Wellesley’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Sandler O’Neill on the day of closing of the Merger. Wellesley has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Sandler O’Neill did not provide any other investment banking services to Wellesley in the two years preceding the date hereof. Sandler O’Neill did not provide any investment banking services to Cambridge in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Wellesley and Cambridge. We may also actively trade the equity and debt securities of Wellesley and Cambridge for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Wellesley in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Wellesley as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Wellesley Common Stock and does not address the underlying business decision of Wellesley to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Wellesley or the effect of any other transaction in which Wellesley might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Wellesley, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion may not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for this opinion to be included in any regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to holders of Wellesley Common Stock from a financial point of view.

Very truly yours,

ANNEX C

December 5, 2019

The Board of Directors

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, MA 02138

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Cambridge Bancorp (“Cambridge”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Wellesley Bancorp, Inc. (“Wellesley”) with and into Cambridge, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Cambridge, Cambridge Trust Company, a wholly owned subsidiary of Cambridge (“Cambridge Trust”), Wellesley and Wellesley Bank, a wholly owned subsidiary of Wellesley. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), automatically by virtue of the Merger and without any action on the part of any Person (as defined in the Agreement), each share of common stock, par value $0.01 per share, of Wellesley (“Wellesley Common Stock”) issued and outstanding immediately prior to the Effective Time (other than treasury stock) shall become and be converted into the right to receive 0.580 of a share of common stock, par value $1.00 per share, of Cambridge (“Cambridge Common Stock”). The ratio of 0.580 of a share of Cambridge Common Stock for one share of Wellesley Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, subject to the terms thereof, immediately after the Effective Time, Wellesley Bank will merge with and into Cambridge Trust, pursuant to a separate plan of bank merger to be entered into between Wellesley Bank and Cambridge Trust (such transaction, the “Bank Merger”). In addition, representatives of Cambridge have advised us that, concurrently with the public announcement of the Merger, Cambridge expects to consummate an overnight offering of Cambridge Common Stock (the “Concurrent Cambridge Common Stock Offering”). With the consent of Cambridge, we have assumed for purposes of certain of our analyses the occurrence of the Concurrent Cambridge Common Stock Offering.

KBW has acted as financial advisor to Cambridge and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. Further to certain existing sales and trading relationships between Cambridge and each of KBW and a KBW broker-dealer affiliate and otherwise in the ordinary course of KBW’s and its affiliates’ broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Cambridge and Wellesley. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Cambridge or Wellesley for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Cambridge (the “Board”) in rendering this opinion and will receive a fee from Cambridge for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Cambridge has agreed to indemnify us for certain liabilities arising out of our engagement.

The Board of Directors – Cambridge Bancorp

December 5, 2019

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Cambridge and received compensation for such services. KBW acted as financial advisor to Cambridge in connection with its April 2019 acquisition of Optima Bank & Trust Company. In addition, KBW is currently expected to act as lead underwriter in connection with the Concurrent Cambridge Common Stock Offering. In the past two years, KBW has not provided investment banking or financial advisory services to Wellesley. We may in the future provide investment banking and financial advisory services to Cambridge or Wellesley and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Cambridge and Wellesley and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated November 18, 2019 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the two fiscal years ended December 31, 2018 of Cambridge and the audited financial statements for the fiscal year ended December 31, 2016 of Cambridge; (iii) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of Cambridge; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Wellesley; (v) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of Wellesley; (vi) certain regulatory filings of Cambridge, Cambridge Trust, Wellesley and Wellesley Bank, including, as applicable, the quarterly reports on Form FR Y-9C and quarterly call reports that were filed with respect to each quarter during the three year period ended December 31, 2018 as well as the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019; (vii) certain other interim reports and other communications of Cambridge and Wellesley to their respective shareholders; and (viii) other financial information concerning the respective businesses and operations of Cambridge and Wellesley that was furnished to us by Cambridge and Wellesley or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Cambridge and Wellesley; (ii) the assets and liabilities of Cambridge and Wellesley; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Cambridge and Wellesley with similar information for certain other companies, the securities of which are publicly traded; (v) financial and operating forecasts and projections of Wellesley that were prepared by Cambridge management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Cambridge, as well as assumed Cambridge long-term growth rates that were provided to us by Cambridge management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Cambridge (including without limitation the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by Cambridge management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held by the managements of Cambridge and Wellesley regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

The Board of Directors – Cambridge Bancorp

December 5, 2019

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Cambridge, as to the reasonableness and achievability of the financial and operating forecasts and projections of Wellesley, the publicly available consensus “street estimates” of Cambridge, the assumed Cambridge long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Cambridge (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we, and we have assumed that such information has been reasonably prepared and represents, or in the case of the publicly available consensus “street estimates” of Cambridge referred to above that such estimates are consistent with, the best currently available estimates and judgments of Cambridge management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Cambridge and Wellesley that was provided to and discussed with us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Cambridge referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Cambridge and Wellesley and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Cambridge or Wellesley since the date of the last financial statements of each such entity that were made available to us and that we were directed to use. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Cambridge and Wellesley are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Cambridge or Wellesley, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Cambridge or Wellesley under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Wellesley Common Stock; (ii) that any related transactions (including the Bank Merger and the Concurrent Cambridge Common Stock Offering) will be completed substantially in accordance with the terms

The Board of Directors – Cambridge Bancorp

December 5, 2019

set forth in the Agreement or as otherwise described to us by representatives of Cambridge; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Cambridge, Wellesley or the pro forma entity, or the contemplated benefits and effects of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Cambridge that Cambridge has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Cambridge, Wellesley, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Cambridge. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger and the Concurrent Cambridge Common Stock Offering), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to Cambridge, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, non-compete, consulting, voting, support, escrow, cooperation, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Cambridge to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Cambridge or the Board, (iii) any business, operational or other plans with respect to Wellesley or the pro forma entity that may be currently contemplated by Cambridge or the Board or that may be implemented by Cambridge or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Cambridge’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Cambridge Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Cambridge, Wellesley or any other party to any transaction contemplated by the Agreement, (vi) any adjustments (as provided in the Agreement) to the Exchange Ratio assumed for purposes of our opinion, (vii) the actual value of Cambridge Common Stock to be issued in connection with the Merger, (viii) the prices, trading range or volume at which Cambridge Common Stock or Wellesley Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Cambridge Common Stock will trade following the consummation of the Merger, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the

The Board of Directors – Cambridge Bancorp

December 5, 2019

Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to Cambridge, Wellesley, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction, including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Cambridge Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Cambridge.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cambridge is a Massachusetts corporation. Massachusetts General Laws (“MGL”) Chapter 156D, Part 8, Subdivision E, provides that a corporation may, subject to certain limitations, indemnify its directors, officers, employees and other agents, and individuals serving with respect to any employee benefit plan, and must, in certain cases, indemnify a director or officer for his reasonable costs if he is wholly successful in his defense in a proceeding to which he was a party because he was a director or officer of the corporation. In certain circumstances, a court may order a corporation to indemnify its officers or directors or advance their expenses. MGL Chapter 156D, Section 8.58 allows a corporation to limit or expand its obligation to indemnify its directors, officers, employees and agents in the corporation’s articles of organization, a bylaw adopted by the shareholders, or a contract adopted by its board of directors or shareholders.

Under Cambridge’s Bylaws, Cambridge will, to the extent legally permissible, indemnify each director and officer against all expenses and liabilities reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding in which he or she may become involved by reason of having served in such capacity. Cambridge will not provide indemnification (a) with respect to a proceeding voluntarily initiated by a director or officer unless he or she is successful on the merit, the proceeding was authorized by Cambridge, or the proceeding seeks a declaratory judgment regarding his or her own conduct or (b) with respect to a compromise payment made to dispose of a matter, unless the payment and indemnification thereof have been approved by Cambridge or a court of competent jurisdiction. Cambridge also will not provide indemnification for any person with respect to matters as to which he or she will have been finally adjudicated (a) not to have acted in good faith in the reasonable belief that his or her action was in, or at least not opposed to, the best interests of Cambridge and (b) in the case of a criminal proceeding, to have had reasonable cause to believe his or her conduct was unlawful.

Indemnification under Cambridge’s Bylaws includes payment by Cambridge of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt from the person to be indemnified of (i) a written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in Cambridge’s Bylaws and (ii) a written undertaking to repay such payment if such person will be adjudicated to be not entitled to indemnification.

The right of indemnification under Cambridge’s Bylaws is a contractual right inuring to the benefit of the directors, officers and other persons entitled to indemnification and no amendment or repeal of the Bylaws will adversely affect any right of such director, officer or other person existing at the time of such amendment or repeal

Cambridge maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Cambridge for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Cambridge.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of December 5, 2019, by and between Cambridge Bancorp, Cambridge Trust Company, Wellesley Bancorp, Inc., and Wellesley Bank (incorporated by reference to Annex A of the joint proxy statement/prospectus included in this registration statement).

3.1	Articles of Organization, as amended (incorporated by reference to Exhibit 3.1 of the Form 8-K filed with the SEC on June 18, 2018).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Amendment No. 2 of the Registration Statement File No. 1-38184 on Form 10 filed with the SEC on October 4, 2017).

4.1	Specimen stock certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 2 of the Registration Statement File No. 1-38184 on Form 10 filed with the SEC on October 4, 2017).

5.1	Opinion of Hogan Lovells US LLP as to the validity of the shares being registered.

8.1	Opinion of Hogan Lovells US LLP as to certain federal income tax matters.

8.2	Opinion of Kilpatrick Townsend & Stockton LLP as to certain federal income tax matters.

10.1	Form of Voting Agreement, dated as of December 5, 2019, by and between certain shareholders of Wellesley Bancorp, Inc., and Cambridge Bancorp (incorporated by reference to Annex A of the joint proxy statement/prospectus included in this registration statement).

10.2	Form of Voting Agreement, dated as of December 5, 2019, by and between certain shareholders of Cambridge Bancorp, and Wellesley Bancorp, Inc. (incorporated by reference to Annex A of the joint proxy statement/prospectus included in this registration statement).

23.1	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).

23.2	Consent of Hogan Lovells US LLP (included in Exhibit 8.1).

23.3	Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 8.2).

23.4	Consent of KPMG LLP, with respect to Cambridge Bancorp.

23.5	Consent of Wolf & Company, P.C., with respect to Wellesley Bancorp, Inc.

23.6	Consent of Baker Newman & Noyes LLC, with respect to Optima Bank & Trust Company.

24.1	Power of Attorney (included on signature page).

99.1	Consent of Piper Sandler & Co.

99.2	Consent of Keefe, Bruyette & Woods, Inc.

99.3	Consent of Director Nominee.

99.4	Form of Proxy Card of Cambridge Bancorp.

99.5*	Form of Proxy Card of Wellesley Bancorp, Inc.

*	To be added by amendment.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 22, 2020.

CAMBRIDGE BANCORP

By:	/s/ Denis K. Sheahan
Denis K. Sheahan
Chairman and Chief Executive Officer

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Denis K. Sheahan and Michael F. Carotenuto as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Denis K. Sheahan	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	January 22, 2020
Denis K. Sheahan

/s/ Michael F. Carotenuto Michael F. Carotenuto	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 22, 2020

/s/ Jeanette G. Clough Jeanette G. Clough	Director	January 22, 2020

/s/ Christine Fuchs Christine Fuchs	Director	January 22, 2020

/s/ Sarah G. Green Sarah G. Green	Director	January 22, 2020

/s/ Pamela Ann Hamlin Pamela Ann Hamlin	Director	January 22, 2020

/s/ Edward F. Jankowski Edward F. Jankowski	Director	January 22, 2020

/s/ Hambleton Lord Hambleton Lord	Director	January 22, 2020

/s/ Thalia M. Meehan Thalia M. Meehan	Director	January 22, 2020

/s/ Daniel R. Morrison Daniel R. Morrison	Chief Executive Officer New Hampshire Market and Director	January 22, 2020

/s/ Leon A. Palandjian Leon A. Palandjian	Director	January 22, 2020

/s/ Laila Partridge Laila Partridge	Director	January 22, 2020

/s/ Jody A. Rose Jody A. Rose	Director	January 22, 2020

/s/ Cathleen A. Schmidt Cathleen A. Schmidt	Director	January 22, 2020

/s/ R. Gregg Stone R. Gregg Stone	Director	January 22, 2020

/s/ Mark D. Thompson Mark D. Thompson	President and Director	January 22, 2020

/s/ Linda Whitlock Linda Whitlock	Director	January 22, 2020